UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNUAL REPORT 2013
TOGETHER THE BEST FOR LIFE

DELHAIZE GROUP, A LEADING FOOD RETAILER
DELHAIZE GROUP HAS LEADING POSITIONS IN FOOD RETAILING IN KEY
MARKETS. OUR OPERATING COMPANIES HAVE ACQUIRED THESE POSITIONS
THROUGH DISTINCT GO-TO-MARKET STRATEGIES. THE GROUP IS COMMITTED
TO OFFER ITS CUSTOMERS A LOCALLY DIFFERENTIATED SHOPPING
EXPERIENCE, TO DELIVER SUPERIOR VALUE AND TO MAINTAIN HIGH SOCIAL,
ENVIRONMENTAL AND ETHICAL STANDARDS. OUR GROUP’S STRENGTH IS
SUPPORTED BY THE CLOSE COOPERATION OF ITS OPERATING COMPANIES AT BOTH THE REGIONAL AND GLOBAL LEVELS.
BELGIUM
852 STORES
16 227 ASSOCIATES
SOUTHEASTERN USA EUROPE

1	514 STORES 1 051 STORES

108 053 ASSOCIATES 30 933 ASSOCIATES
160 883 ASSOCIATES

3	534 STORES (+ 83 vs 2012)

€
21.1 bln OF REVENUES
NYSE EURONEXT BRUSSELS (TICKER SYMBOL: DELB) NEW YORK STOCK EXCHANGE (TICKER SYMBOL: DEG)

CONTENT
02 Group
02 Key Performance Indicators
04 Interview with the Chairman and the CEO
08 Segment Overview
10 Vision and Values
11 Strategy
12 Growth
18 Efficiency
24 Sustainability
30 Review(1)
30 Financial Review
33 United States
36 Belgium
39 Southeastern Europe
42 Governance(1)
42 Corporate Governance
54 Remuneration Report
62 Risk Factors(1)
68 Financial Statements(1)
168 Shareholder Information
172 Glossary
(1) These chapters contain the information required by the Belgian Companies Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

KEY PERFORMANCE
INDICATORS
NUMBER OF ASSOCIATES
10%
23%
€ 669 mio
160 883
FREE CASH FLOW
67%
FINANCE
United States
Belgium
SEE and Indonesia
OPERATING PROFIT
(in millions of €)
RESULTS
+ 2
%
ASSOCIATES
775
415 487
11
12 13
REVENUES
24%
15%
€ 21.1 bln
ASSOCIATES
61%
2.3%
United States Belgium SEE
OPERATING MARGIN

bio

| | ($ in millions except per share amounts)[4] | (€ in millions except per share amounts) | | | Change vs Prior Year | |
|---|---|---|---|---|---|---|
| | **2013** | **2013** | 2012 | 2011 | **2013** | 2012 |
| **Results** | | | | | | |
| Revenues | **28 033** | **21 108** | 20 991 | 19 519 | **+0.6%** | +7.5% |
| Underlying operating profit | **1 000** | **753** | 785 | 902 | **-4.0%** | -13.0% |
| Operating profit | **647** | **487** | 415 | 775 | **+17.3%** | -46.4% |
| Net profit from continuing operations | **299** | **226** | 160 | 465 | **+41.1%** | -65.6% |
| Net profit (Group share) | **237** | **179** | 104 | 472 | **+71.8%** | -78.0% |
| Free cash flow[1] | **888** | **669** | 773 | -229 | **-13.4%** | N/A |
| **Financial Position** | | | | | | |
| Total assets | **15 401** | **11 596** | 11 917 | 12 276 | **-2.7%** | -2.9% |
| Total equity | **6 741** | **5 076** | 5 188 | 5 416 | **-2.2%** | -4.2% |
| Net debt[1] | **1 956** | **1 473** | 2 072 | 2 660 | **-28.9%** | -22.1% |
| Enterprise value[1][2] | **7 834** | **5 899** | 5 155 | 7 082 | **+14.4%** | -27.2% |
| **Per Share Information** | | | | | | |
| Group share in net profit (basic)[3] | **2.35** | **1.77** | 1.03 | 4.69 | **+71.4%** | -78.0% |
| Group share in net profit (diluted)[3] | **2.34** | **1.76** | 1.03 | 4.65 | **+71.1%** | -77.9% |
| Free cash flow[1][3] | **8.79** | **6.62** | 7.66 | -2.28 | **-13.6%** | N/A |
| Net dividend | **1.55** | **1.17** | 1.05 | 1.32 | **+11.4%** | -20.5% |
| Shareholders' equity[2] | **65.73** | **49.49** | 50.88 | 53.11 | **-2.7%** | -4.2% |
| Share price (year-end) | **57.37** | **43.20** | 30.25 | 43.41 | **+42.8%** | -30.3% |
| **Ratios (%)** | | | | | | |
| Operating margin | | **2.3%** | 2.0% | 4.0% | **+33bps** | -199bps |
| Net margin | | **0.8%** | 0.5% | 2.4% | **+35bps** | -192bps |
| Net debt to equity[1] | | **29.0%** | 39.9% | 49.1% | **-10.9ppt** | -9.2ppt |
| **Currency information** | | | | | | |
| Average € per $ rate | | **0.7530** | 0.7783 | 0.7184 | **-3.3%** | +8.3% |
| € per $ rate at year-end | | **0.7251** | 0.7579 | 0.7729 | **-4.3%** | -1.9% |
| **Other information** | | | | | | |
| Number of stores | | **3 534** | 3 451 | 3 408 | **+2.4%** | +1.3% |
| Capital expenditures | | **565** | 681 | 754 | **-17.1%** | -9.6% |
| Number of associates (thousands) | | **161** | 158 | 160 | **+1.9%** | -1.2% |
| Full-time equivalents (thousands) | | **121** | 120 | 122 | **+0.7%** | -1.5% |
| Weighted average number of shares (thousands) | | **101 029** | 100 777 | 100 684 | **+0.2%** | +0.1% |

(1) These are non-GAAP financial measures. (2) Calculated using the total number of shares at the end of the year. (3) Calculated using the weighted average number of shares over the year. (4) Calculated using an exchange rate of €1 = $1.3281.

4	DELHAIZE GROUP ANNUAL REPORT 2013 GROUP

FROM CHANGES
TO CHOICES
Interview with the Chairman of the Board and the Chief Executive Officer
FOR DELHAIZE GROUP, 2013 WILL UNDOUBTEDLY BE REMEMBERED AS A YEAR OF SIGNIFICANT CHANGE; CHANGE AT THE LEVEL OF THE GROUP’S OPERATING COMPANIES AS WELL AS ITS MANAGEMENT TEAM. TOGETHER WITH THE DELHAIZE GROUP CHAIRMAN OF THE BOARD, MATS JANSSON, THE INCOMING CEO FRANS MULLER SHARES HIS INSIGHTS ON WHAT HAS BEEN AND ON WHAT IS YET TO COME.
Watch the video interview on http://annualreport.delhaizegroup.com
With Food Lion turning the corner, Delhaize Belgium safeguarding its market share, Alfa Beta’s continuing growth in a difficult economic environment, Mega Image accelerating its expansion and Maxi further strengthening its foundations; many strategic initiatives began yielding fruit. And with the arrival of the new Group President and CEO, Frans Muller, there were changes in the executive committee as well.
How would you describe 2013 in one word?
MJ: I think the best way to describe 2013 for Delhaize Group is that it was a year of rebound. This can be seen in our underlying results and in the performance of our stock price. So while 2012 turned out to be a very tough year for Delhaize Group, we were already noticing in the last quarter of 2012 some early signs of improvement that soon gained traction and turned 2013 into a year of recovery. The energy and will to succeed of our associates and our local leaders were clear drivers for this improvement.
FM: This energy and determination were indeed the sentiments I sensed when I arrived at Delhaize Group in mid October. The dynamic I felt when I visited the different operations convinced me of the possibilities and opportunities that lay within this company. At the same time, the warm welcome I received from associates I met in the early days of my arrival and beyond convinced me that they truly understand what this business is all about: people.
You are both seasoned retailers, how would you describe the climate in the food retail business today?
MJ: For many years, the food industry sector generated good cash flow, multiples were high, companies paid a solid dividend. It was a sector that seemed to be recession-proof. Today, this is no longer the case. Similar to the airline industry, the food retail sector suffers from overcapacity and this impacts margins. It also reflects on the multiples and valuations of the companies in the sector. That being said, if we look back on 2013, Delhaize Group clearly improved its performance compared to 2012, especially in the U.S. and more particularly at Food Lion. Our investments there are clearly delivering.

DELHAIZE GROUP ANNUAL REPORT 2013 INTERVIEW 5
FM: I agree. The marketplace is definitely getting more crowded over the years. This means that a food retailer needs to be much more precise in positioning itself. For Delhaize Group, we need to ask ourselves questions like: who are our target customers, what is the purpose of our existence, how do we remain relevant? We also need to be flexible to offer our customers the best value proposition and in order to do that we need to be very efficient in our capital expenditure and competitive in our cost structure. Finally, we need to understand that the cycles of change are much faster than before in the food retail sector. As a consequence we need to be agile and able to adapt swiftly. This requires talented people.
Talking about talent, 2013 was a year that for many will be remembered as the year in which, after 15 years, Delhaize Group welcomed a new CEO. How did the Board take this decision?
MJ: When the Board and Pierre-Olivier Beckers mutually agreed in May that the time had come to look for a new CEO, we immediately rolled up our sleeves and began the search process. We knew that it would be of the utmost importance to have a smooth transition. The Board of Directors, together with the Remuneration and Nomination Committee and with Pierre-Olivier Beckers, dedicated a lot of time and energy to this process. Thanks to the efforts and commitment of all people involved we were able to announce the appointment of Frans Muller as the new CEO after only four months, which was an unusually swift process.
And why was Frans Muller the best candidate for this role?
MJ: The decision to appoint Frans Muller as the new CEO of Delhaize Group was taken unanimously by the Board largely thanks to his proven track record. When establishing the selection process and criteria, we set our standards very high in searching for the right candidate. And Frans Muller, without trying to flatter him, passed the test with flying colors. Before joining Delhaize Group he was in charge of a company that is twice the size of our company, he is very much internationally oriented, and he is able to balance and blend the needs of the customer with the needs of the company to achieve both top line growth and profitability. As a modern leader, Frans is also capable of harmoniously integrating both his personal skills and his professional skills to achieve results. For example, he is a great listener and that is a very important skill for both our customers and associates.
How did you experience your arrival at the headquarters of Delhaize Group in Brussels?
FM: I enjoyed the benefit of a good transfer period with Pierre-Olivier before I took on the responsibility of being CEO. The time and quality of the preparation was very good and so was the transfer of duties. Although the decision on my appointment was taken very rapidly, I nevertheless took the time to get to know Delhaize Group better before I came to Brussels. I was, and still am, impressed by the passion for food I sensed within the company, the will to excel when it comes to fresh food, the strong store portfolio as well as local market leadership positioning, and the high degree of innovation, particularly in the company’s private brand offering.
ITBOARD IS THE ROLE TO GUIDE OF THE A COMPANY BY TAKING
THE RIGHT STRATEGIC
COLLABORATION DECISIONS IN CLOSE WITH EXECUTIVE THE CEO COMMITTEE. AND THE
Mats Jansson, Chairman of the Board of Directors of Delhaize Group

6

DELHAIZE GROUP ANNUAL REPORT 2013
GROUP
OUR PRIORITIES FOR 2014
Put the customer back at the center: accelerating sales by offering the right customer positioning Focus on core markets: increasing Free Cash Flow through strict CapEx discipline and Working Capital improvements Realize more operating efficiencies: standardizing and simplifying the organization to eliminate complexity and to increase underlying operating profit Execute with speed: continuing to strengthen our Leadership DNA and the culture of performance and accountability
Appointing a new CEO is without any doubt one of the most important decisions made by the Board of Directors, but how would you describe the role of the Board at Delhaize Group?
MJ: It is clear that the role of the Board of Directors at any company, not just at Del-haize Group, is very different from what it was 25 years ago. Thanks to the implementation of different governance rules it has become a much more demanding, but at the same time, a more exciting role. Times have changed considerably and continue to change at a higher speed. If you just look at the economic environment during the last 10 years, there haven’t been a lot of times similar to these. Still, even in such uncertain and unstable times, it is the role of the Board to guide a company by taking the right strategic decisions in close collaboration with the CEO and the Executive Committee, who propose the strategic framework to the Board. I used to say that the task of the Board of Directors is to watch over the balance sheet, the task of the Executive Committee is to watch over the income statement.
How will you, as the incoming CEO, fill in this role?
FM: During my first weeks I have made some observations. The more I travelled and the more I saw of the business, the more I have become convinced of the potential of this company. Within all the operations there are still plenty of possibilities to grow. So now we will need to assess more deeply the full potential of each banner. The good news is that several things that have already been put into motion are very promising and clearly indicate that there is more fruit to harvest in these fields. One concrete example is the improved capital efficiency and working capital optimization. Another example is the boost that was given to CRM. Based on these already-existing initiatives and my observations, and together with the Executive Committee, I have decided to continue focusing on four strategic priorities for this year. Sustaining our focus on these strategic priorities will continue to strengthen our business to best serve our customers and our communities. It’s about being closer to the customers to drive top line growth, strengthening the leadership culture, continuing our capital expenditure discipline and simplifying the organization to improve underlying operating profit. These elements should be the touchstone for everything we decide to do.
Looking at the U.S. it seems like each banner has different needs
FM: 2013 was again an important year for Food Lion. We finished the rebranding work we started in 2011. Management and associates in the U.S. did an excellent job through five different phases and we see the results of their efforts clearly today in the performance of the Food Lion network. Comparable store
THE WARM CONVINCED WELCOME I
RECEIVED ME THAT THEY TRULY THIS UNDERSTAND BUSINESS WHAT IS ALL
ABOUT: PEOPLE.
Frans Muller, President and Chief Executive Officer of Delhaize Group

DELHAIZE GROUP ANNUAL REPORT 2013 INTERVIEW 7
sales have increased for five consecutive quarters, which is quite impressive. Still, we cannot rest on our laurels and there is no time to lose. So in order to continue to win the hearts and the wallets of our customers, we started to dig deeper into specifics like brand positioning, pricing, and assortment. Built around the notions Easy, Fresh and Affordable we opened our concept store in Concord, North Carolina at the end of 2013 and we plan to deploy this work in 2014 in another 77 stores.
At Hannaford, we have great local market shares and a strong proposition, driven by strong teams who understand very well the customer promise and what they have to do to deliver it. Now we need the company to grow faster and that is a clear task for the local management team. We will look where the growth opportunities are to further develop the company. By the way, this was already translated into action at the beginning of this year, with Hannaford opening a new supermarket in Exeter, New Hampshire.
What about Europe?
FM: While Delhaize America received a lot of attention in 2013, our European operations and Super Indo in Indonesia kept pace very nicely. When it comes to network expansion, the highest growth rate was without any doubt in Roma-nia where we increased the number of stores by a 103. In Indonesia we opened 15 new stores while most of our European operations gained market share in 2013. Also in Southeastern Europe, Delhaize Serbia started the construction of a new distribution center that will support our ambition for growth in the region. That being said, the economic environment was again very tough in Southeastern Europe, like in Greece. Nevertheless, thanks to the deep understanding of Greek customers and their needs in these dif-ficult times, our Greek operating company, Alfa Beta, succeeded again in a year of growth. Delhaize Belgium faced the challenge of defending its market share in 2013 and succeeded in its mission. Customer satisfaction improved and underscored the ambition to become once again the favorite retail store in Belgium.
Digital and omni-channel seem to be the buzz-words today. How digital or omni-channel is Delhaize Group?
FM: Delhaize Group is deeply engaged in this domain and the appointment of a Senior Vice President of Digital reporting directly to me should underscore our strong commitment to this. We are committed to innovate and to find the optimum solution for both our customers and our stakeholders. As a result we are rolling out a new strategic digital platform with enhanced capabilities to communicate and transact with customers, both digitally and physically. We are focused on linking our digital and store infrastructures in order to provide a seamless experience to our customers, no matter how they interact with our brands.
What will 2014 bring for Delhaize Group?
MJ: I am confident that in 2014, thanks to the new dynamic brought by our new CEO, we will accelerate the implementation of our strategic choices. The company is in good and experienced hands, ready to build further on its strong foundations. Looking at the portfolio we have today and the passion and determination of the people behind it, I am confident that the company has plenty of opportunities to grow further and sustain its trajectory. But resources are not unlimited, so we will have to make additional choices in 2014.
FM: 2014 will indeed be a year of making choices. What businesses, what geography, where, how, and when. We will also need determination to make further progress in areas such as supply chain, IT/digital, talent management, and other capabilities. The geographies in which we operate today give us plenty of opportunity for growth. Now, we need to be selective and focus on the markets where we are leaders or have a good perspective to gain market leadership. This principle will guide us in almost all our decisions.

3	QUESTIONS

FOR PIERRE-OLIVIER BECKERS
How do you look back on your 15 years as CEO of Delhaize Group?
POB: I look back with a great amount of gratitude. Gratitude that I was given the opportunity to lead this incredible company for so many years, gratitude for the many great and inspiring people I have met during this process and gratitude for the support I received from my family through the entire period.
Is there, next to gratitude, also room for pride?
POB: Let me say that I am happy to hand over a company in good financial health and with solid competitive positions in most of the markets where it operates. I am also happy that compared with the Belgian company of 15 years ago, today we talk of Delhaize Group, an international company operating in nine countries with over 30% of its stores now located in growth markets. And finally, and although maybe less measurable than sales numbers and stores, I am proud that Delhaize Group is today a company with a common vision and with shared values that are lived by close to 160.000 associates every day.
What about the future?
POB: For Delhaize Group, I see a lot of opportunities going forward. Some important choices will need to be made, but I have no doubt that with every one made, the company will grow stronger and solidify its competitive position. As a dedicated non-executive member of the Board, I look very much forward to partnering with our new CEO Frans Muller and his Executive Committee in this process.

# DELHAIZE GROUP, AN INTERNATIONAL LOCAL FOOD RETAILER

AT THE END OF 2013, DELHAIZE GROUP OPERATED COMPANIES IN 9 COUNTRIES ON THREE CONTINENTS: AMERICA, EUROPE AND ASIA. FOR REPORTING PURPOSES, THESE COMPANIES HAVE BEEN GROUPED INTO THREE SEGMENTS: THE UNITED STATES, BELGIUM AND SOUTHEASTERN EUROPE. DELHAIZE GROUP OPERATES A TOTAL NETWORK OF 3 534 STORES, INCLUDING THE 117 STORES OF SUPER INDO IN INDONESIA. BASED ON A CHANGE IN IFRS RULES, SUPER INDO IS NO LONGER PROPORTIONALLY CONSOLIDATED AND IS ACCOUNTED FOR UNDER THE EQUITY METHOD (ONE-LINE CONSOLIDATION). DELHAIZE GROUP HOLDS A 51% STAKE IN THE INDONESIAN SUPERMARKET CHAIN.

## USA



**PROFILE**

With $17 117 million[1] (€12 889 million) in revenues and a network of 1 514 stores (including Sweetbay, Harveys and Reid's) at the end of 2013, the U.S. is the largest market for Delhaize Group. Of total Group revenues, 61% came from the three U.S. banners operating along the East coast, covering 18 states.

**BRANDS**

**KEY FIGURES**

NUMBER OF STORES


1 650
1 553
1 514
11
12
13

OPERATING PROFIT
(in millions of €)


500
353
432
11
12
13

REVENUES
(in millions of €)


12 364
13 073
12 889
11
12
13

NUMBER OF ASSOCIATES


107 237
104 613
108 053
11
12
13

(1) Excluding Sweetbay, Harveys and Reid's

## BELGIUM



Belgium is Delhaize Group's historical home market. At the end of 2013, Delhaize Group operated a multi-format network of 852 stores in Belgium and the Grand Duchy of Luxembourg. In 2013, Delhaize Belgium's revenues of €5 071 million accounted for 24% of the Group total.

Shop & Go AD red Proxy Tom&Co

NUMBER OF STORES



821
840
852
11
12
13

OPERATING PROFIT
(in millions of €)



242
201
187
11
12
13

REVENUES
(in millions of €)



4 845
4 922
5 071
11
12
13

NUMBER OF ASSOCIATES



16 968
16 438
16 227
11
12
13

## SEE



Delhaize Group's Southeastern Europe segment (SEE) includes the operations in Greece, Romania and the Maxi-operations in three Balkan countries (Serbia, Bulgaria and Bosnia & Herzegovina). The activities in Albania and Montenegro were sold in 2013. The SEE segment generated revenues of €3 148 million in 2013 (15% of the Group total).

TEMPO

NUMBER OF STORES



848
955
1 051
11
12
13

OPERATING PROFIT
(in millions of €)



78
-97
-85
11
12
13

REVENUES
(in millions of €)



2 310
2 996
3 148
11
12
13

NUMBER OF ASSOCIATES



30 486
31 370
30 933
11
12
13

10 DELHAIZE GROUP ANNUAL REPORT 2013 GROUP
OUR VISION
NUTRITIOUS, HEALTHY, SAFE, AFFORDABLE AND SUSTAINABLE.
TOGETHER, WE DELIVER THE BEST OF DELHAIZE FOR LIFE.
Together, we aspire to enrich the lives of our customers, associates, and the communities we serve in a sustainable way.
Together, we offer assortments, products and services that are nutritious, healthy and safe, everyday, at prices all customers can afford.
We are connected with our colleagues across the Group. We learn, we grow talent and we innovate. We support, we respect and we inspire each other.
Together, we deliver the best of Delhaize for life.
OUR VALUES
DETERMINATION, INTEGRITY, COURAGE, HUMILITY AND HUMOR

DELHAIZE GROUP’S AMBITION IS TO BE
RECOGNIZED AS THE PREFERRED FOOD RETAILER BY OUR CUSTOMERS, THEREFORE CREATING VALUE FOR ALL OUR STAKEHOLDERS. OUR STRATEGY HAS THREE DIMENSIONS.
OUR STRATEGY
Growth
We want to grow profitably by listening to our customers, understanding their needs and offering them compelling and distinctive solutions in terms of assortment for fresh food and grocery, exciting private brands, competitive pricing, convenient shopping experiences, and attractive store formats.
see more on p. 12
Efficiency
We want to be as efficient as possible, not merely for the sake of efficiency but in order to be able to offer the best value-for-money to our customers.
see more on p. 18
Sustainability
We want to operate our business as responsible retailers for the customers and the communities we serve by offering sustainably sourced products and providing healthy food choices. Our stores provide a safe shopping and working environment for both customers and associates.
see more on p. 24

“CUSTOMERS ARE WITHOUT ANY DOUBT THE MOST IMPORTANT FOCUS OF THE COMPANY.”
Growth

Being successful as a retailer means staying relevant to your customer. It means being geographically close to them, anticipating and satisfying their needs and staying innovative. It’s about understanding what they want and giving them what they need. Only by keeping this focus is a retailer able to pursue growth.
Delhaize Group serves more than 20 million customers every week. They are without any doubt the most important focus of the company and are at the center in everything we do. When scouting locations for a new store, when developing a new format, when refining our value proposition, when creating new private brand products and when recruiting new associates, our customers are always at the heart of these decisions.
> 20 mio
customers served
every week

1	113

Food Lion stores repositioned
+ 2.4%
total network growth in 2013
103
new stores in Romania

14 ► DELHAIZE GROUP ANNUAL REPORT 2013 ►► STRATEGY ►

Strategy

# Growth

## Differentiation through innovation

The food retail sector operates in a competitive environment. If a retailer wants to be noticed by new customers and stay relevant to its existing customers, it needs to develop and maintain a unique and compelling business proposition. It also needs to relentlessly question and refine that offering. In other words, as food retailers we need to continuously innovate and try to be different.

Delhaize Group was one of the first food retailers to recognize this need and was already developing different formats in the mid-seventies to address different customer needs. Today in Belgium, with the Shop & Go and Proxy formats, Delhaize offers a solution for its on-the-move and grab-and-go customer, while an extended network of supermarkets is available for customers looking for a more extensive product range and expanded shopping experience. For those customers who are more

"A RETAILER NEEDS TO **DEVELOP AND MAINTAIN** A UNIQUE AND COMPELLING **BUSINESS PROPOSITION**."



### Store Portfolio

Our store portfolio is an important lever in this differentiation process.

►► High store density, which offers our customers convenience, is without any doubt, one of the most important elements of our differentiation.

Having a range of different store formats within this portfolio is also important. By offering both convenience and breadth we can succeed as a retailer in connecting most effectively with our customers.

time-constrained, the click and collect service Delhaize Direct offers an online shopping experience with easy in-store pickup. Finally, for customers who may not be able to go to the store, Delhaize Belgium offers the Caddy Home service that delivers the ordered products to the customer's house. It shows the dedication at Delhaize Group to be available for all its customers. Delhaize Belgium even targets specific customers, like wine aficionados, who can find exclusive wines on delhaizewineworld.com and people with pets, who can find everything they need for their animal at Tom & Co.

## ►► GROWTH PATH MEGA IMAGE REWARDED

*Mega Image* opened 31 new stores in 2011, 88 new stores in 2012 and 103 new stores in 2013 - for a total of 296 stores overall. This total store count comprises 168 *Mega Image* stores,127 Shop & Go stores and one AB Cool Food store. This extraordinary growth trajectory has been noticed. Two awards granted to *Mega Image* confirmed that the Romanian operating company's aggressive growth strategy is on track to make *Mega Image* the No. 1 choice for Romanian customers living in Bucharest. The magazine Piate awarded the company both for "best development strategy" and for "best retailer". To earn the best retailer status, 41.8% of suppliers voted in favor of *Mega Image* - a particularly impressive feature considering that *Mega Image* is currently ranked only second in the Romanian market.

MEGA IMAGE
**STORE EVOLUTION**


72
105
193
296
10
11
12
13

DELHAIZE GROUP ANNUAL REPORT 2013 GROWTH 15
SUPER INDO RECEIVES CORPORATE IMAGE AWARD 2013
Super Indo received the Corporate Image Award 2013 in the Indonesian Mass Supermarket category from Bloomberg Businessweek. The award is based on the independent research by Frontier Consulting Group in three major cities: Jakarta, Surabaya & Medan, and recognizes Super Indo’s outstanding achievements in developing strategic business approaches. To ensure that the results are credible and representative, the jury includes members of the general public, management, investors, and journalists. Super Indo was selected for the award based on four key criteria: quality, performance, responsibility, and attractiveness.
One of the benefits of being a Group of locally-minded food retailers is the ability to take a format or concept that works in one country or banner and test it in another. For example, in Serbia, Delhaize Group launched a new Mini store concept, patterned after the successful Shop & Go concept located in Q8 gas stations in Belgium. Mini shops will be located in EKO petrol stations and target convenience-oriented consumers. They are open 24/7 and offer a wide assortment of goods, including private brand products, across a range of categories including dairy, fruit, beverages, pet food and personal hygiene.
Store Environment
When customers are the center of attention, it should be most evident within the four walls of every store, be it a small convenience store, a supermarket, or even a virtual store.
In any format, customers should be able to easily navigate and locate what they are seeking.
To facilitate this easy navigation, Delhaize Group banners have largely adopted standardized planograms. This standardization helps customers locate products and enables associates to ensure the store offering is optimal, logical, and inviting for customers to shop. Food pairing in the assortment is a perfect example of how customers are helped to combine the right ingredients to create the perfect dish.
Assortment
To make sure that customers continue shopping at Delhaize Group stores, it is important to keep them curious by offering new, enticing, and innovative products on a regular basis.
Through all its operational banners, Delhaize Group invests heavily in its private brand products.
We have been doing so for decades and it pays off with the recognition and loyalty of our customers. By consistently investing in private brand products we have been able to offer customers the quality of comparable national brands at considerably lower prices. Because of the know-how acquired through developing these products it is also possible to develop new innovative products, new flavors, and new packaging. As a result, shopping in a Delhaize Group store becomes a real journey of food exploration. For example, the single yeast beers that were introduced at the end of 2013 were only available in the stores of Delhaize Belgium. Also exclusive to Delhaize Belgium were the new ranges of yogurts and breakfast cereals with the natural sweetener Stevia, which reduced sugar by 70% and fat by 40% while maintaining flavor. Private brand products received high ratings from tasting panels in different newspapers and magazines.
This high recognition of Delhaize Group private brand products is not limited to Belgium. In 2013 the Delhaize banners in Serbia won a prize for their Premia core private brand at the Best of Serbia contest, a competition organized by the Ministry of Foreign and Domestic Trade and Telecommunications, the Serbian
HANNAFORD –
THE POWER OF YOU
In 2013 Hannaford has again put the customer at the center of its attention through its associate-oriented campaign called “The Power of You”. In this campaign we are training our associates to help them address the continuing demographic and shopper-expectation changes in the U.S. customer landscape. The campaign appears to have worked with customer satisfaction increasing rapidly. In addition to the “Power of You” campaign, Hannaford implemented more customer-centric initiatives, including adding more butcher labor hours in the fresh meat department to offer a full-service experience and increase the interaction with customers. Similar efforts were made in the produce department where labor hours were added to offer customers freshly cut fruit. And although Hannaford focuses on value and does not want to position itself as a price only player, the company nevertheless made important strategic price investments in 2013 and communicated these to customers using in-store signage and other marketing communication tools.

16 DELHAIZE GROUP ANNUAL REPORT 2013 STRATEGY
Strategy
Growth
Chamber of Commerce, and the Privredni Pregled newspaper. At the end of the 2012, Premia had 582 products of its own. It is recognized in Serbia for its quality and lower prices compared to the competition. Premia is also recognized by the Serbian consumer for its locality and the Delhaize banners in Serbia work hard to secure this recognition by engaging more than 80 domestic manufacturers to produce the Premia line.
Competitive pricing
Delhaize Group continues to focus on its value proposition, as customers everywhere want the best products at competitive prices.
Delhaize Group once again invested heavily in prices in 2013.
In the U.S. for instance, more than $100 million was invested in price during the year. This investment resulted in an improved price positioning for many of our products, which translated in improved price perception. In Greece, where there were still economic headwinds, Alfa Beta continued to gain customers and increased its market share largely because it kept its value positioning in the eyes of its customers.

6	462

private brand products at Delhaize Belgium
However, the performance at Alfa Beta and across the Group is not solely the result of our focus on price.
It is a combination of different elements which create strong value propositions for our customers.
For Alfa Beta, this value proposition means being, above all, a local retailer that understands the needs of Greek consumers and uses local suppliers to deliver the best of what the country has to offer to Alfa Beta customers.
Additionally, the Delhaize private brand is again an example of the Group’s integrated approach to create value for its customers. Thanks to its long history as developer and producer of private brand products, Delhaize Group has an enormous amount of knowledge and experience creating a range of private brand products. Our private brands offer our customers not only innovative solutions but also excellent value for money. The success of value-oriented innovation in private brands in Belgium is evidenced by their strong contribution to almost 57% of our total sales
Network expansion and renewal
A third and very visible pillar of our growth is the store network. In 2013, while still being disciplined on capital expenditures, the number of stores grew by 2.4%. We reached a total of
3 534 stores in 9 countries. The number of stores grew most significantly due to the opening of 103 stores in Romania and reached a total of 296 stores, compared to 72 at the end of 2010. This growth of 311% during a period of 3 years is clear evidence that Delhaize Group is serious about developing its presence in growth regions and markets. A similar scenario is taking place in Indonesia where the number of Super Indo stores grew by 60% over the same three year period to 117 stores, further strengthening its market density in key regions. For Bottom Dollar
BETTER VALUE & SERVICE THROUGH
E-COMMERCE
Delhaize Group is accelerating up its omni-channel and e-commerce initiatives. In 2013, Delhaize Belgium introduced a new platform to further improve the performance of its click and collect service, Delhaize Direct. Marcus Spurrell, Delhaize Group Senior Vice President of Digital, explains why this is so important. “Because online is where our customers are going. As more and more of our customers become digital natives, we are moving into an era in which customers expect that they can buy everything whenever and wherever they want. As a food retailer there is no escaping this trend and in fact we want to play an important role in this evolution. In Belgium we rolled out a completely new digital platform and we will continue to accelerate our efforts to connect with our customers through additional channels and formats. In order to support this evolution we opened a first dedicated e-commerce picking location to assemble click and collect orders at the end of 2013 and in 2014 we are intensifying our commitment to deliver ever increasing value and service to customers who shop with us online. And we will roll out these e-commerce efforts to most of our banners by 2016.”

DELHAIZE GROUP ANNUAL REPORT 2013 GROWTH 17
Food, 2013 was also another year of network expansion as 6 new stores were opened in the Philadelphia and Pittsburgh markets.
In markets where Delhaize Group already has a solid store density, it is important to keep the existing portfolio in good shape.
At the end of 2013, all 1 113 Food Lion stores have been revitalized as part of the Food Lion repositioning work, which began in mid-2011 and was based on feedback from customers. When asked what they expected from their supermarket, their answers were straightforward. Customers said they wanted a simple store experience, decent quality in the assortment, and both of the former priced right. Looking at comparable store sale evolution at Food Lion during the last several quarters, it is clear that Food Lion is delivering the basics right again. Now, without losing sight of delivering these basic customer expectations, it is the time for Food Lion to raise the bar and create an even more compelling story to continue winning the hearts and the wallets of customers. To do so, the banner has kicked off the next step in its strategy. At the end of 2013, a first test store was launched at Concord, North Carolina, building on the attributes of Easy, Fresh, and Affordable.
+ 5%
new affiliated stores in Belgium
DELHAIZE BELGIUM LAUNCHES
PROXY NEXT GENERATION STORES
In its efforts to continuously respond to customer needs, Delhaize Belgium launched in 2013 the Proxy Next Generation Store.
The most important elements of the Next Generation Proxy are:
A new logo: dynamic, trendy and ready to reinforce the Proxy banner brand.
New colors (red and dark grey) and new materials used in the store to give customers a good first and last impression when entering the store and reinforce it when they leave the store.
Heightened emphasis on being a local integrated operator and delivering an exceptional customer service.

“WE NEED TO STAY SIMPLE AND REDUCE COMPLEXITY.”
Efficiency

Offering customers the best value proposition is only possible when a retailer has the right systems, processes, and tools in place to be flexible and be able to pull the right levers at the right time and at the right operational level. For Delhaize Group to be able to offer our customers the best value proposition, we need to stay simple and reduce complexity. In other words, we need to focus on efficiency. But efficiency is not only about reducing costs, it is also about making sure that customers have a convenient shopping experience with an easy check out and about enabling associates to perform at their best. This requires best-in-class execution at every level in the food retail value chain.
€ 669 mio
free cash flow generated in 2013
160 883
associates at the end
of 2013

2

new distribution centers,
in Belgium and Serbia
82 000 sqm
additional distribution center capacity

20 DELHAIZE GROUP ANNUAL REPORT 2013 STRATEGY
Strategy
Efficiency
Cost Management
Before customers load their baskets with our products, those products have traveled a long way and experienced several transitions and transformations. Given the magnitude of the process it is important to scrutinize each and every step to make sure that it is done in the most efficient and most cost conscious way possible. This scrutiny ensures that no unnecessary costs are slipping into the system, which would ultimately have a negative impact on the value proposition for the customer. In 2013, all operational entities have again made numerous efforts to control their costs, providing the company the necessary means to invest in sales building initiatives.
Bringing products into the retail value chain at the best conditions is one of the most basic principles for establishing an optimal cost structure.
Throughout its entire organization, Delhaize Group counts on excellent category managers with deep knowledge of and experience in their categories. By rotating these managers from one category to another in an intelligent way, we make sure they keep their thinking fresh while gaining a broader view on the market and its dynamics. Together with the product expertise Delhaize Group has gathered through the development and production of its numerous private brand products, this combination makes it possible to keep the cost of sales at an optimal level.
OPERATIONAL IN 2013, ALL ENTITIES NUMEROUS HAVE AGAIN EFFORTS MADE
TO CONTROL. THEIR COSTS
DC FRESH 3 IN BELGIUM
“Logistics are at the center of our activities and should enable growth and innovation within our store network. Smaller store formats like Proxy and Shop & Go are responsible for most of the growth within the Belgian store network. Contrary to the supermarkets that are able to handle large orders at store level, these smaller stores have smaller volumes and orders. With the construction of DC
Fresh 3 we are addressing this issue. Through DC Fresh 3 we can process these smaller orders faster and more efficiently, making sure that smaller stores can be provided daily with ultra fresh products,” explains Dirk Van den Berghe, CEO of Delhaize Belgium. DC Fresh 3 adds an additional surface of
12 000 cooled square meters to the logistics hub in Zellik near Brussels. The construction started at the end of 2011 and the new facility was partially operational at the end of 2013. It will be fully operational in 2014.

DELHAIZE GROUP ANNUAL REPORT 2013 EFFICIENCY 21
The Group applies the same logic to the hundreds of goods and services we need and use every day to run our business.
In order to maximally benefit from our scale, Delhaize Group has created a central indirect procurement entity, responsible for the European activities.
This centralized approach guarantees that, through numerous contacts in different countries, we succeed in identifying the best supplier with the best cost for specific goods and services, which results in important savings every year.
A key element within the Delhaize Group strategy is capital allocation discipline. We have made significant progress in 2012 and 2013 to focus capital expenditures to those banners where we see attractive growth perspectives or have strong market positions. With regard to operating expenses, Delhaize Group is also acting with increased discipline. Excluding some exceptional items in 2013, we have managed to keep SG&A costs flat as a percentage of sales. This is a break with the trend over the past years. In 2013, Delhaize Group once again succeeded in exceeding its free cash flow target. With €669 million generated in 2013 and €773 million a year earlier, the company is on track to realize more than €1.5 billion of free cash flow over the 2012-
2014 three year period. Safeguarding this important financial parameter is crucial because it strengthens the balance sheet and provides Delhaize Group with the means to support its core businesses and expand its store network in select markets.
Supply chain technology, logistics and IT systems
Bringing suppliers’ products into the retail supply chain is another element in the cycle where important efficiency improvements have been and can continue to be made. It is important to make sure that, as soon as products leave the suppliers’ warehouse, they find their way to the shelves of our stores as soon as possible. This speed both increases the freshness of the products in our stores as well as decreases the waste. A fast rotation of product supply also means an efficient allocation of working capital.
To make the supply chain move as smoothly as possible, Delhaize Group continues to invest in warehousing and order management and delivery systems.
In 2013, the construction of a new semi-automated distribution center of 12 000 square meter for fresh products was finished in Belgium, while in Serbia we started building a brand new 70 000 square meter distribution center.

22 DELHAIZE GROUP ANNUAL REPORT 2013 STRATEGY
Strategy
Efficiency
NEW DC IN SERBIA
In 2013, Delhaize Group kicked off the construction of a new distribution centre in Stara Pazova, Serbia in the presence of the Minister of Foreign and Internal Trade and Telecommunications, Rasim Ljajic, and the Mayor of Stara Pazova, Djordje Radinovic. The
new distribution centre will be finished and ready to use by the end of 2014. Its size will be 70 000 square meters, with the possibility of extending its capacity to as many as 125 000 square meters in the following years. It is connected with the 3 key road directions and it will
450 stores. Its future expansion could support the growing retail network of this company in the region. The use of modern materials in construction will enable greater energy efficiency of the building, leading to a 15% smaller carbon footprint compared to a traditional DC.
have 100 loading and unloading points available so that it will be able to accept 250 freight trucks daily. Once completed, the new distribution centre will be able to deliver 6 500 pallets per day, which is the amount of goods that is sufficient for supplying

6	500 pallets to be delivered every day

70 000 sqm for our new distribution center in Serbia
When it comes to IT systems supporting and improving the supply chain, Delhaize Group brought SAP on board for its operations in Europe and Indonesia. The system is an integrated end-to-end Supply Chain package, centralizing all processes pertaining to the purchasing, ordering, delivering, and invoicing of goods. It enables organic growth for Delhaize in Europe through business innovation and IT integration. In 2013, the company reached important milestones in the implementation of the program throughout the different operational banners. Delhaize Belgium kicked off the first implementation phase of masterdata in the Supply Chain in the product category of Frozen. This implementation will result in a more efficient, faster and more transparent way of working to the benefit of our customers. In 2014, both the Grocery and Health & Beautycare (HBC) product categories will be the next ones to benefit from these improvements. “These systems will allow our businesses to respond better and faster to the many changes we will see in the industry and in our customers’ shopping preferences in the years ahead, such as digitalization and globalization of our society and economies, the growing importance of sustainability, and more,” said Frank Suykens, Chief Information Officer, Delhaize Europe and Indonesia. In Romania, Mega Image successfully implemented our new European Core Financial Template (CFT). “One of the most important improvements this work and system has brought to Mega Image is the implementation of an automatic supplier payment solution for our suppliers,” said Mihai Spulber, Chief Financial Officer of Mega Image.
Customer Tools
Very often efficiency gains go hand in hand with improving the shopping experience for customers. It should be easy for customers to find the products they need, walk through the aisles easily, and benefit from a speedy checkout. For all these elements, Delhaize Group aims at a flawless execution supported by an experienced and energized team, both inside and outside the store.
Delhaize Group never stops searching for new opportunities to improve the shopping experience.
At Red Market for instance, a unique plano-gram was developed. Customers shop the heaviest items first, and then progress to the smaller, more fragile items, so they can load them in their basket without damaging them. This ensures fragile products are in good shape when the customer leaves the store.
Delhaize Group continues to develop and refine an optimal mix between traditional cashiers and the different possibilities for self scanning.
Delhaize Belgian remains, in this respect, a frontrunner. In Belgian stores, depending on the profile of each store, all different possibilities are available: self-scan, self-pay, and self-checkout. This mix guarantees a more effi-cient check out for different types of customers and gives associates in the store more time to interact with customers.
Very often the information customers share through this one-to-one interaction is as valuable as the information Delhaize Group assembles through its loyalty cards, from which customized coupons are generated. Increasing this associate interaction with customers has also been made possible through the introduction of other elements, like shelf ready packaging.
Improving the way products are handled in the stores is also an important source for efficiency improvements. At Bottom Dollar Food, all stores are equipped with a walk-in cooler on the sales floor. Fresh products, like fruit and vegetables, are kept in their original package, minimizing the number of times a product is handled thus improving both the quality of the product and productivity of the store associates.
DELHAIZE GROUP ANNUAL REPORT 2013 EFFICIENCY 23
MOBILE CASH REGISTER
AT DELHAIZE BELGIUM
In its search to find opportunities to better serve its customers Delhaize Belgium launched in 2013 its first mobile cash registers. This gives the opportunity for a supermarket to increase sales beyond its four walls. For example, the store can set up this mobile register in the parking lot to offer occasional products like flowers on Mother’s Day. Other opportunities are plentiful as well: beer tasting on Father’s Day, fresh strawberry tasting during strawberry season and apple juice tasting in the fall, and even having a presence at public fairs. The possibilities are limitless and it really allows the stores equipped with a mobile cash register to become closer to their customers, wherever they are. The idea is as simple as it is straightforward. All that is needed is a power outlet to plug in the register and after closing a connection to the network to read the data and process the electronic payments.
WAY IMPROVING PRODUCTS THE ARE
HANDLED IN THE
IMPORTANT STORES IS ALSO SOURCE AN
FOR EFFICIENCY. IMPROVEMENTS

“WE BELIEVE THAT WE WILL BECOME A SUPERGOOD SUPERMARKET OPERATOR BY 2020.”
Sustainability

Delhaize Group wants to keep the customer at the center of its attention. Therefore, it should be no surprise that the Company wants to excel not only with its value proposition and commercial offerings but also when it comes to sustainability.
Already in 2012, Delhaize Group embraced a new groupwide sustainability approach, to become a Supergood supermarket operator by 2020. Our vision is to be the sustainability leaders in all our markets by 2020, through fully committing to building sustainability into our private brand products, to eliminating waste, to healthier living, and to a sense of diversity that reflects our values and communities.
$ 1 mio
savings target with the
Zero Waste initiative at
Hannaford
100%
sustainable fish at
Delhaize Belgium
(validated by WWF)
100%
score received by
Delhaize America on
diversity

26 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ STRATEGY ▶

Strategy

# Sustainability

In 2013, we focused on two Supergood priorities: sustainable private brands and zero waste. We made important progress on both aspects and on our commitment to be a Supergood retailer. In 2014, we will not only maintain our focus on both sustainable private brand and zero waste but we will also extend it to include diversity and healthy lifestyles for both our customers and associates.

## Sustainable private brands

The private brand assortment of Delhaize Group and all its operational companies is, without doubt, one of the most important differentiating elements for the company.

▶▶ Customers continue to award our private brand products with very high scores in both taste and quality.

So it should be no surprise that Delhaize Group takes very good care of its private brand products. As was the case in previous years, Delhaize Group again worked hard in 2013 to further improve its products. At Delhaize Belgium, Dr. Tim Lammens continued to examine the ingredients and composition of all private brand products. By doing so, he already succeeded in reducing the amount of saturated fat in Delhaize Lasagna by 30%. He and his team also reduced the amount of sugar in cereals and the amount of salt in the bread sold in our stores. And of course, all these improvements are made without impacting the taste of the Delhaize private brand products. After all, our customers expect Delhaize to provide them with a private brand assortment that is both healthy and tasty!

At Delhaize America, the ambition for sustainable private brands is also high on the agenda. And the efforts that were made did not stay unnoticed. The company was the only supermarket operator among a group of food manufacturers that was recognized by former New York City Mayor, Michael Bloomberg, for working to reduce sodium content in packaged or restaurant foods. Delhaize America came out as one of the 21 companies in 2012 that met one or more of the voluntary commitments set by the National Salt Reduction Initiative (NSRI). The NSRI, which teamed up with Mr. Bloomberg in 2008 to create the first

## ▶▶ MEGA IMAGE LAUNCHES "MEGA IMAGE COMMUNITY FUND"

On September 10, 2013 Mega Image and the Bucharest Community Foundation launched the first call for projects to receive financing from the "Mega Image Community Fund". The Fund provides grants for a total of 100 000 lei (approximately €25 000) to finance 10 projects that activate the community spirit of inhabitants in Bucharest and Ilfov. The "Mega Image Community Fund" is financed by the Delhaize Group Fund and managed by the Bucharest Community Foundation. In line with the objectives of the Delhaize Group Fund, created in 2008 in Belgium and Luxembourg, the "Mega Image Community Fund" will support a variety of projects that builds communities around themes such as citizenship, neighborliness, ecology, healthy food, education, and other areas.

**€ 25 000**
**▶▶ to finance 10 projects in Bucharest and Ilfov**


Shrimp Rings
We will gladly steam your lobster or seafood purchase FREE OF CHARGE.*
food you can trust

nationwide partnership to reduce sodium in the U.S. food supply, now coordinates with more than 90 city and state health authorities and organizations. For the past three years, Delhaize America has worked with its private brand suppliers to reduce sodium in specific food categories. “This includes the reformulation of our My Essentials frozen pancake and waffle line, which effectively eliminates 940 pounds of sodium from this category annually,” said Karrie Sweet, a registered dietician and the nutritionist for Our Brands, Delhaize America’s portfolio of private brand products. “We also have made efforts to reduce sodium across our entire product portfolio, not just in the frozen categories.” Across the Group the local banners continue to make important efforts when it comes to sustainable seafood. At Delhaize Belgium, 100% of the fresh fish offered in the stores was validated as being sustainable by the World Wildlife Foundation (WWF). While we are pleased with this progress, we are never satisfied with the status quo and the Company has raised its ambitions.
In 2013, Delhaize Belgium succeeded in offering customers 100% sustainable frozen fish, to supplement its fresh fish offering.
In doing so Delhaize Belgium followed the example of its sister banner Hannaford, which has been selling 100% sustainable seafood products since 2012.
Hannaford works with its fish suppliers as well as the Gulf of Maine Research Institute to make continuous and incremental improvements in fishing methods. These methods include closely monitoring the seasons in order to fish for the appropriate species, watching the biomass of the different species in order to reduce over-fishing, and scrutinizing the types of nets used in fishing in order to decrease by-catch. On top of these activities, improvements are also made in distribution practices that reduce delivery miles and in handling techniques that increase freshness – all of which enhance the quality of Hannaford’s seafood products. For farmed seafood products, Hannaford requires certification by the Global Aquaculture Alliance, an international, nonprofit trade association dedicated to advancing environmentally and socially responsible aquaculture. As a result, Hannaford prides itself in covering the widest range of sustainable seafood products among all major U.S. food retailers.
Buying products from local suppliers is another important element to increase the sustaina- bility of the products we sell in our stores. All of our operating companies in the Group are making progress in sourcing private brand products from local suppliers, like Close to
Home at Hannaford and Gusturi Romanesti at Mega Image in Romania. In Greece, as a result of the economic headwinds the country continues to experience, buying from local suppliers takes on another dimension; not only does local sourcing reduce the carbon footprint from the products offered in the stores, it also addresses a need from customers to support the local Greek economy.
Zero waste
While reducing the amount of unhealthy ingredients from our private brand products is good for our customers, reducing waste in our operations is good for the environment and for the bottom line. This is why zero waste was one of the two key priorities on which Delhaize Group focused in 2013 in support of its Super-good sustainability strategy.
DELHAIZE GROUP ANNUAL REPORT 2013 SUSTAINABILITY 27
DOW JONES SUSTAINABILITY INDEX
For the second year in a row, Delhaize Group has been included in the Dow Jones Sustainability Index (DJSI), both at the world and European levels, for food and staples retailers. Delhaize Group is one of just nine retailers selected worldwide for their performance in sustainability. The Dow Jones Sustainability World Index was launched in 1999 as the first global sustainability benchmark. The indexes track the stock performance of the world’s leading companies in terms of economic, environmental and social criteria, such as corporate governance, risk management, supply chain management, health and nutrition, environmental efficiency, and labor practices.

28 DELHAIZE GROUP ANNUAL REPORT 2013 STRATEGY
Strategy
Sustainability
On our way to SUPERGOOD
At Delhaize America, Hannaford set a clear target to save $1 million with its Moving to Zero Waste initiative.
Considering the fact that Hannaford generated 202 million pounds (91.6 million kilograms) of waste and spent more than $5 million (€3.85 million) handling that waste in 2012, it was clear that there was valuable opportunity to reduce waste and save money in 2013. Therefore, the banner set the goal to both reduce waste volume and disposal cost by increasing recycling and engaging associates in sustainability practices.
The results have been both compelling and inspiring. Since beginning this initiative, Hannaford has increased cardboard recycling by 8% in 2013, resulting in higher recycling income. It has also reduced food waste as well by increasing the number of food waste recycling stores to 118, which represents 64% of the total Hannaford chain. Both recycling practices have resulted in less waste in the compactor, lower waste handling costs, and a reduced environmental footprint.
Across the globe from Delhaize America, Super Indo successfully launched an initiative to start using reusable bags and reduce the use of plastic bags. The event, themed
“I Choose to Reuse,” was a symbolic public pledge for the environment with an open invitation to participate to all the environmentally-conscious people in Jakarta. It was the greatest pledge ever done by any retailer in Indonesia and earned Super Indo an award by the World Indonesian Museum of Record for being the highest waste reducer ever and for gaining the highest commitment – more than 2,000 pledge signatures from environ- mentally conscious people.
Zero Waste is also about ensuring that we minimize food waste within our supply chain and the Group has taken several initiatives to achieve this, like developing food handling processes to give fresh products longer shelf life, adapting packaging to create less waste, and making products available in smaller units or portions so less food is thrown in the trash.
In Belgium, Delhaize works closely together with several social organizations, establishing food banks to donate the unmarketable but still safe and edible good products. Products that are no longer good for consumption are recycled. At Super Indo, for instance, fruit and vegetables that can no longer be safely con- sumed are turned into 100% natural fertilizer.
Associate engagement
Food retail is a people business and to achieve our goals, whether in sustainability, growth or efficiency, Delhaize Group depends on its associates.
When it comes to serving customers and understanding their needs, we need the best ambassadors for our brands.

DELHAIZE GROUP ANNUAL REPORT 2013 SUSTAINABILITY 29
DELHAIZE CREATES GROUP THE
ITS CONDITIONS ASSOCIATES FOR TO
DELIVER WORK TOGETHER AND
THE BEST FOR
DELHAIZE.
At Delhaize Group, more than 160 000 associ-
ates take on that responsibility every day.
Because we believe that only satisfied associ-
ates can truly satisfy customers, it is important
for Delhaize Group to invest in its associates
by giving them opportunities to excel in their
day-to-day business. Although choices have
had to be made in these tough economic times,
in 2013, Delhaize Group nonetheless invested
in training and education. Delhaize Belgium for
instance, runs the Retail Academy, an in-house
training program, which supports both new and
mid-career hires to better understand the food
retail sector at large through classroom session,
store visits, and field trips. By giving them the
space to develop themselves and at the same
time keep a healthy work-life balance, Delhaize
Group creates the conditions for its associates to
work together and deliver the best for Delhaize.
DELHAIZE AMERICA ACHIEVES
TOP DIVERSITY SCORE
Delhaize America received a perfect score of 100% on the 2014 Corporate Equality Index (CEI), a national benchmarking survey and report on corporate policies and practices related to LGBT workplace equality, administered by the Human Rights Campaign Foundation. “Delhaize America is honored to earn this top recognition again this year,” said
Millette Granville, Director of Diversity and Inclusion for Delhaize America, in Salisbury, N.C. “This perfect score reinforces our strong commitment to create a diverse and inclusive environment for associates. Through employee resource groups and volunteer support, we are building a more inclusive company and stronger communities.”
Read more on our progress towards sustainability leadership in the Sustainability Report, published on the Delhaize Group website in June: http://sustainabilityreport.delhaizegroup.com

30 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ REVIEW ▶

# FINANCIAL REVIEW

## Income statement

In 2013, Delhaize Group realized **revenues** of €21.1 billion. This represents an increase of 0.6% at actual exchange rates or 2.6% at identical exchange rates. Organic revenue growth was 3.1%.

The revenue performance was the result of:

- 1.9% revenue growth in the U.S. at identical exchange rates, driven by comparable store sales growth of 2.0%,
- 3.0% revenue growth in Belgium as a result of network growth and comparable store sales growth of 1.8%, mainly resulting from retail inflation, and
- 5.0% revenue growth at identical exchange rates in Southeastern Europe, driven by a strong performance in Greece and expansion in Romania, partly offset by a -0.3% comparable store sales evolution attributable to a difficult environment in Serbia.

The U.S. operating companies generated 61% of Group revenues, Belgium 24% and Southeastern Europe 15%.

**Gross margin** was 24.2% of revenues, an 8 basis points decrease at identical exchange rates due to price investments and promotional intensity in Belgium and the U.S., which was partly offset by improved procurement conditions.

**Other operating income** was €129 million, an increase of €13 million compared to last year primarily due to €9 million gains resulting from the sale of City stores in Belgium and the reversal of litigation and legal provisions in Serbia.

**Selling, general and administrative expenses** were 21.2% of revenues and were 15 basis points higher than last year at identical exchange rates mainly due to the bonus reduction in the U.S. and a payroll tax refund in Belgium, both in 2012, and termination benefits in 2013.

**Other operating expenses** were €270 million compared to €376 million last year. 2013 results included €213 million impairment losses, mainly related to Serbian goodwill and trade names whereas 2012 results included €220 million impairment losses and €126 million store closing charges.

**Operating profit** increased from €415 million in 2012 to €487 million in 2013 and the **operating margin** was 2.3%. **Underlying operating profit** decreased by 4.2% at actual exchange rates to €753 million (-2.1% at identical exchange rates). **Underlying operating margin** decreased to 3.6% of revenues (3.7% last year).

**Net financial expenses** were €188 million, a decrease of €37 million at identical exchange rates mainly due to non-recurring charges related to debt refinancing in 2012, less average interest cost on lower outstanding debt and lower finance lease interest due to store closings.

**Net profit from continuing operations** was €226 million or €2.20 basic earnings per share. This represents an increase of 41.1% compared to €160 million net profit from continuing operations or €1.61 basic earnings per share last year. This is the result of lower impairment, store closing and finance expenses partially offset by a lower underlying operating profit.

**REVENUES** (IN BILLIONS OF €)


19.5
21.0
21.1
11
12
13

**UNDERLYING OPERATING MARGIN** (IN %)


4.6
3.7
3.6
11
12
13

**UNDERLYING OPERATING PROFIT** (IN MILLIONS OF €)


902
785
753
11
12
13

**NET PROFIT FROM CONTINUING OPERATIONS** (IN MILLIONS OF €)


465
160
226
11
12
13

**+ 41.1 %**

▶▶ Net profit from continuing operations

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL REVIEW 31 GROUP SHARE IN NET PROFIT (IN MILLIONS OF €) BASIC NET PROFIT (GROUP SHARE) (IN €) CAPITAL EXPENDITURES (IN MILLIONS OF €) NET DEBT (IN BILLIONS OF €) 69 . 7 . 2 1 + 3.6% 4 754 . 472 681 565 2 5 . Underlying 77 1 179 . 1 operating margin 104 . 03 1 11 12 13 11 12 13 11 12 13 11 12 13 Delhaize Group recorded a loss of €43 million from discontinued operations compared to a loss of €58 million in 2012. Group share in net profit amounted to €179 million, an increase of 71.8% at actual exchange rates (78.5% at identical exchange rates) compared to 2012. Per share, basic earnings were €1.77 (€1.03 in 2012) and diluted net earnings were €1.76 (€1.03 in 2012).
Cash flow statement In 2013, net cash provided by operating activities was €1 185 million, a decrease of €217 million compared to 2012, primarily as a result of lower working capital improvement across the Group.
Net cash used in investing activities decreased by €58 million to €572 million, mainly due to more capex discipline in 2013. During 2013, Delhaize Group incurred capital expenditures of €565 million, consisting of €486 million in property, plant and equipment and €79 million in intangible assets. 48.8% of total capital expenditures were invested in the U.S. activities of the Group, 24.8% in the Belgian operations, 22.4% in the Southeastern Europe segment and 4.0% in Corporate activities.
Investments in new store openings amounted to €140 million (24.8% of total capital expenditures), a decrease of €15 million compared to 2012 due to capex discipline. Delhaize Group invested €132 million (23.4% of capital expenditures) in store remodeling and expansions (€234 million in 2012). Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to €293 million (51.8% of total capital expenditures), compared to €292 million in 2012.
Net cash used in financing activities amounted to €359 million, an increase of €97 million compared to the prior year mainly due to net higher repayments of debts. Balance sheet At the end of 2013, Delhaize Group’s total assets amounted to €11.6 billion, 2.7% less than at the end of 2012. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores, a net increase of 83 stores compared to 2012. Of these stores, 725 were owned by the Company. Delhaize Group also owned 29 warehousing facilities in the U.S., Belgium and Southeastern Europe. At the end of 2013, total equity decreased by 2.2% to €5.1 billion. In 2013, Delhaize Group issued 528 072 new shares and purchased 328 924 of its own shares. During 2013, Delhaize Group used 172 116 treasury shares satisfying mainly the vesting of restricted stock units that were granted as part of the share-based incentive plans. At December 31, 2013, the Group owned 1 200 943 treasury shares.

32 DELHAIZE GROUP ANNUAL REPORT 2013 REVIEW
Review
Financial Review
The net debt to equity ratio was 29.0% at the end of 2013 compared to 39.9% at the end of 2012. Net debt decreased by €599 million to €1.5 billion mainly as a result of strong free cash flow generation.
At the end of 2013, Delhaize Group had total annual minimum operating lease commitments for 2014 of €269 million, including €21 million related to closed stores. These leases generally have terms that range between 1 and 45 years with renewal options ranging from 3 to 30 years.
Events after balance sheet date
In February 2014, Delhaize Group announced the planned sale of its Bulgarian operations to AP Mart. The Group expects to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.
Also in February 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of its Sweetbay, Harveys and Reid’s operations to Bi-Lo. As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Del-haize Group agreed to retain two other stores and convert them into the Food Lion banner. The final approval by the FTC will be issued after a 30-day comment period.
NON-GAAP MEASURES
In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of the Financial Statements (http://annualreport.delhaizegroup.com). A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary. The non-GAAP measures provided in this report have not been audited by the statutory auditor.
DEBT MATURITY PROFILE(1) (AFTER SWAPS)
(IN MILLIONS OF €)
600
326 400 400
211 1 7 225 51 202
14 15 16 17 18 19 20 27 31 40

(1)	Excluding finance leases; principal payments (related premiums and discounts not taken into account) after effect of cross-currency interest rate swaps.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ UNITED STATES ▶ 33

# UNITED STATES

DELHAIZE AMERICA DELIVERS THE HIGHEST CONTRIBUTION TO THE DELHAIZE GROUP REVENUES WITH MORE THAN 60% OF GROUP SALES. WITH ITS DIFFERENT BANNERS, THE COMPANY OFFERS ITS CUSTOMERS THREE DIFFERENT STORE FORMATS. IN 2013 DELHAIZE AMERICA OPERATES 1 514 STORES, INCLUDING SWEETBAY, HARVEYS AND REID'S, IN 18 STATES, SPREAD ALONG THE EAST COAST OF THE UNITED STATES.



"BY PULLING THE RIGHT LEVERS, DELHAIZE AMERICA HAS SUCCEEDED IN **REALIZING GROWTH**."

## Market

The U.S. economy showed signs of improvement in 2013. The unemployment rate[1] decreased steadily throughout the year, falling to 6.7% in December of 2013 from 7.8% in January of 2013. Concurrently but in a less linear way, consumer confidence[1] also improved to 75.1 in December 2013 from 72.8 in January. In the wake of these positive macro-economic signs, personal spending increased while inflation remained subdued during most of the year. With the exception of March and August, the inflation rate[1] stayed below 2% during the year and stood at 1.5% at the end of December.

(1) Source: Trading Economics.

## Strategy

In this environment of a prudent recovery, competition within most of the regions where Delhaize Group operates remained strong. New store openings and increased promotional activities by competitors continued to create a challenging environment. However, by pulling the right levers, Delhaize America has succeeded in realizing growth. At Food Lion, the repositioning work that was started in 2011 was finished and has delivered on its promises of comparable store sales growth in all of the repositioned markets. Hannaford has responded to the tougher market conditions by investing in price and at the same time improving its customer offering and value proposition.



## ▶▶ LOOKING FORWARD

2014 has all the ingredients to become another exciting year again for Delhaize America. It will be a year of many opportunities; purposefully rolling out the new initiatives in the Food Lion network and continuing to strengthen our position in an increasingly competitive market for Hannaford.

Review
United States
100%
+ 2.0%

1

514 stores
OF ALL FOOD LION STORES
COMPARABLE STORES
IN 18 STATES
REPOSITIONNED
SALES GROWTH
REVENUES
Other
segments
39%
$ 17.1 bio
3.4%
TOTAL REVENUES
OPERATING MARGIN
USA 61%
IN 2013
Hannaford
Bottom Dollar Food
Food Lion
Harveys
Sweetbay

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► UNITED STATES ► 35

## Performance

For the full year 2013, Delhaize America generated **revenues** of $17.1 billion (€12.9 billion), an increase of 1.9% over 2012 in local currency supported by comparable store sales growth of 2.0%. In 2013, the U.S. **gross margin** decreased by 15 basis points to 25.9% as a result of price investments, at both Food Lion and Hannaford. **Selling, general and administrative expenses** as a percentage of revenues increased by 6 basis points to 22.6% mainly as a result of the reduction of the U.S. bonus accrual in the third quarter of 2012 which was largely offset by cost savings. The **underlying operating margin** of our U.S. business decreased by 29 basis points to 3.7% as a result of price investments, slightly higher SG&A and higher other operating expenses. **Underlying operating profit** decreased by 5.3% to $639 million (€481 million). **Operating margin** was 3.4% mainly as a result of $53 million (€40 million) restructuring, fixed asset impairment charges and store closing expenses.

### Food Lion

Food Lion is the largest banner within the Delhaize Group banner portfolio. The supermarket chain operates 1 124 stores in 11 states, including 11 Reid's stores. The DNA of Food Lion is based on its strong store network, offering a broad assortment at low prices. In 2013, the brand respositioning work that kicked off in 2011 was completed. As a result, the entire Food Lion network now embodies and reflects the Simple, Quality and Price elements. Looking at the performance of Food Lion in 2013, the efforts have clearly resulted in material revenue uplift. In order to fully benefit from this trend, Food Lion launched, at the end of last year, a new round of initiatives, based on the notions Easy, Fresh and Affordable, that should result in a continuation of top line growth.

### Hannaford

Since it was acquired in 2000 by Delhaize Group, Hannaford has maintained its strong position in the Northeast of the U.S., particularly in Maine, New Hampshire, and Vermont. Known for the quality of its assortment and a high service level, Hannaford serves its customers through a network of 183 stores. In 2013 the banner took important measures to retain its customers' share of grocery spending, through improving the value proposition and increasing customer service levels.

### Bottom Dollar Food

Bottom Dollar Food is the fastest growing banner of Delhaize Group in the U.S. The discount format operates 62 stores, offering a limited but convenient assortment of national and private brand products, fresh meat and produce. The banner's differentiator, on which Bottom Dollar Food prides itself, is offering its customers the lowest price through its "We won't be beat" price guarantee policy. The store footprint is concentrated in the two most densely populated markets of the state of Pennsylvania, Philadelphia and Pittsburgh. In 2013, 6 new stores were opened.


Sweetbay
SUPERMARKET

## ► SWEETBAY, HARVEYS AND REID'S

In a highly competitive environment, Delhaize Group continually needs to make choices about where and how it can best deploy its available resources. That is why, in 2013, Delhaize Group decided to divest the banners of Sweetbay, Harveys and Reid's. The transaction was announced in the second quarter of 2013 and is expected to close in the first half of 2014. In total, 154 stores will be divested for a total consideration of $267 million in cash, subject to other customary adjustments.

## KEY FIGURES (AS OF DECEMBER 31, 2013)

| | [Food Lion] | [Hannaford] | [Bottom Dollar Food] | [Harveys] | [Sweetbay] |
|---|---|---|---|---|---|
| [stores] | 1 124[1] | 183 | 62 | 72 | 73 |
| [location] | Southeast and Mid-Atlantic | Northeast | New Jersey, Ohio, Pennsylvania | Georgia, Northern Florida, South Carolina | Westcoast of Florida |
| [sq. ft.] | 25 000 - 45 000 | 25 000 - 55 000 | 18 000 - 20 000 | 25 000 - 45 000 | 25 000 - 50 000 |
| [products] | 15 000 - 20 000 | 25 000 - 46 000 | 6 000 - 8 000 | 15 000 - 20 000 | 28 000 - 42 000 |

(1) Including 11 Reid's stores.

36 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ REVIEW ▶

# BELGIUM

THE ROOTS OF DELHAIZE GROUP CAN BE FOUND IN BELGIUM WHERE DELHAIZE BELGIUM OPERATES A WIDE VARIETY OF COMPANY-OPERATED AND AFFILIATED STORE FORMATS INCLUDING SUPERMARKETS, PROXIMITY STORES, A SPECIALTY CHAIN LIKE TOM & CO AND THE DISCOUNT CONCEPT RED MARKET. THIS WIDE RANGE OF DIFFERENT FORMATS, ALONG WITH THE E-COMMERCE PLATFORMS CADDY HOME, DELHAIZE DIRECT, AND DELHAIZE WINEWORLD, ALLOWS DELHAIZE BELGIUM TO MEET THE INCREASINGLY DIFFERENT NEEDS OF ITS CUSTOMERS. AT THE END OF 2013, DELHAIZE BELGIUM OPERATED 852 STORES IN BELGIUM AND LUXEMBURG, A NET INCREASE OF 12 STORES COMPARED TO THE PRIOR YEAR.



## Market

Delhaize Belgium continued to operate in a highly competitive market. Although overall macro-economic conditions seem to show some signs of relief, consumer confidence[1] remained negative throughout the entire year. At the start of 2013, consumer confidence was at the same level as it was in 2009. This lack of confidence from consumers, as well as new market entrants and increased commercial pressure from discount food retailers, resulted in a challenging environment.

## Strategy

Well aware of these challenges, Delhaize Belgium focused on its ambition to become the favorite supermarket in Belgium again.



**+ 3.0 %**

▶▶ of revenues compared to 2012

**KEY FIGURES** (AS OF DECEMBER 31, 2013)

| | Delhaize | AD | Proxy | Shop & Go | red | Tom&Co |
|---|---|---|---|---|---|---|
| | **147** | **224** | **226** | **112** | **12** | **131** |
| m² | 1 900 | 1 125 | 500 | 140 | 1 200 | 450 |
| | 17 000 | 12 000 | 6 500 | 2 000 | 5 700 | 3 600 |

This ambition of growth is built on the strong brands of Delhaize Belgium, supported by the affiliated store format. In 2013, the banner took on various initiatives in support of this ambition. For example, the number of affiliates joining the Delhaize banners increased by 5%, high volume integrated supermarkets received significant remodeling, preparing them for the future, and a new semi-automated distribution center for fresh food was opened to further increase the efficiency in the supply chain.
Performance
Delhaize Belgium posted revenues of €5.1 billion in 2013, an increase of 3.0% compared to 2012, resulting from comparable store sales growth of 1.8% and network growth of 1.4%. For the full year, Delhaize Belgium’s market share remained stable compared to 2012 and stood at 25.5%. During 2013, Delhaize Belgium’s gross margin decreased by 10 basis points to 20.2% of revenues as a result of price investments and increased promotional activity. Selling, general and administrative expenses increased by 34 basis points to 17.1% given the impact of automatic salary indexation and the benefit of a payroll tax refund in the fourth quarter of 2012. Underlying operating profit increased by 1.0% to €198 million and the underlying operating margin of Delhaize
Belgium decreased from 4.0% to 3.9%.
Supermarkets—Delhaize
With 147 company-operated stores, Delhaize “Le Lion” is the leading supermarket banner of
Delhaize Group in both Belgium and Luxem-burg. The strengths of Delhaize “Le Lion” are its range of high quality and affordable products, its broad private brand assortment with both innovative and low-price items, and its emphasis on customer service.
Affiliated Supermarkets—AD Delhaize
AD Delhaize is a supermarket banner with stores operated by independent owners. These stores numbering 224 in 2013 are similar to, but on average smaller than the average company-operated supermarket. In 2013, our affiliated partners continued to be a significant contributor to Delhaize Belgium’s growth.
Affiliated Proximity Stores—Proxy and Shop & Go
Proxy is a convenience store format with a focus on fresh products and private label assortment. In 2013 the Proxy network expanded with 15 new stores. The Shop & Go stores are small convenience-oriented stores primarily located at gas stations. They target customers who demand proximity, convenience, speed, and longer operating hours. Twelve additional Shop & Go outlets where added in 2013 to bring the total number to 112.
Low-cost / low-price Supermarkets—Red Market
Red Market discount food stores are newer concept stores that combine high quality products, private as well as national brands, new
DELHAIZE GROUP ANNUAL REPORT 2013 BELGIUM 37
IS DELHAIZE BELGIUM
PRESENT FOR AND ITS
THEIR CUSTOMERS INCREASING DIFFERENT VIA NEEDS
OF DIFFERENT A RANGE FORMATS.
technologies, and an ease of shopping with helpful associates and very low prices. In order to reach as many customers as possible, the stores are open seven days per week. The first two Red Markets were opened in 2009. With the addition of three more new stores in 2013, the Red Market network has reached a total of 12.
Everything For Your Pet Stores—Tom & Co
Tom & Co is the leading pet food chain in Belgium. The 131 stores sell pet food, pet care products and services, and accessories for pets. After an initial opening of a trial store in France in 2012, Tom& Co opened a second store in the country in 2013.

(1)	Source:Trading Economics.

EXCLUSIVE AT DELHAIZE BELGIUM
Again in 2013 Delhaize Belgium succeeded in surprising its customers with new products and services. Some examples that caught their attention: Delhaize Belgium joined forces with “De Vegetarische Slager”, an important company in The Netherlands developing vegetarian products or meat substitutes, to exclusively offer six new products in Delhaize stores in Belgium.
Delhaize launched a new product range of cereals with natural sweetener Stevia, which reduced the sugar by 70%, fat by 40%, and increased dietary fiber by a multiple of five.
Surfing on the renewed interest for cocktails, Delhaize cooperated with the famous Belgian distillery Filliers and cocktail specialist Manuel Wouters to develop a prestigious new gin with a unique flavor.
Belgium has a strong reputation when it comes to beer, so after the successful introduction of the single hop and Xtreme hop beers in 2012, Delhaize developed and introduced a new range of single yeast beers to help educate customers on how the ingredient of yeast impacts the flavor of beer.
In addition to beer, Belgium is also famous for its chocolate. In 2013, Delhaize introduced under its own brand name, a chocolate spread with hazelnuts but without palm oil. As a result, the spread, which was developed with the help of nutritional experts, doctors, and suppliers, contains 40% less saturated fat.

Review

# Belgium

**852**
**STORES** IN BELGIUM

**16 227**
**ASSOCIATES** IN BELGIUM

**119 stores**
WITH A **DELHAIZE DIRECT** COLLECTION POINT

**+ 12**
**NEW STORES** IN THE NETWORK



**1 300**
DIFFERENT WINES AVAILABLE VIA **DELHAIZE WINE WORLD**



## MULTI CHANNEL **INITIATIVES**

In addition to its significant physical presence, Delhaize Belgium also operates e-commerce initiatives like Delhaize Direct, Delhaize Wineworld, and a home delivery service, Caddy Home.

**Delhaize Direct:** Customers do their shopping online through a dedicated store website and collect their groceries at one of the 119 stores that have a dedicated collection point. The ambition is to further increase this number in 2014 and continue the rollout to affiliated stores.

**Delhaize Wineworld:** With more than 1 300 different wines, Delhaize Belgium offers its customers one of the broadest selections of wines in Belgium. Through a new and easy-to-navigate website, customers can explore a unique wine cellar, offering both everyday and exclusive wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home. In 2013, Delhaize Wineworld also extended its assortment with more than 80 premium and exclusive brands of Whiskey.

**Caddy Home:** For customers who are pressed for time or cannot reach one of the Delhaize stores, groceries can be ordered online, by telephone or by fax for home delivery at a convenient time for the customers.

**80**
**premium and exclusive brands of Whiskey in our assortment**

DELHAIZE GROUP ANNUAL REPORT 2013 SOUTHEASTERN EUROPE 39
SOUTHEASTERN
EUROPE
THE SOUTHEASTERN EUROPE SEGMENT HAS SHOWN THE
HIGHEST GROWTH WITHIN DELHAIZE GROUP. IN 2013, ALMOST
15% OF SALES CAME FROM THIS REGION. DELHAIZE GROUP HAS
MAINTAINED ITS INVESTMENT LEVELS IN GREECE, ROMANIA AND
SERBIA IN ORDER TO FURTHER EXPAND ITS STORE NETWORK AS
WELL AS TO DEVELOP AND IMPROVE ITS SUPPLY CHAIN.
Market
Without a doubt, 2013 was another challenging year for doing business in Southeastern Europe. However, there have been signs of improvement. In Serbia, for instance, GDP growth turned slightly positive in the second half of the year and the unemployment rate(1) declined from the record level of 25% it had reached in 2012. In Greece, the unemployment has hopefully reached a peak and GDP contraction has slowed. The bright spot in the region has been Romania, where GDP growth and consumer spending both seem to indicate that the tough years of 2010 and 2011 have been digested.
Strategy
Delhaize Group continues to believe in and stimulate the development of this region. This is why, in 2013, we started building a new distribution center in Serbia to reduce our Direct-Store-Deliveries and to support our growth ambitions. In Greece, Alfa Beta has made the right strategic choices to win the hearts and the wallets of Greek customers. Market share was up again in 2013, reaching a record level of 23% (Source: AC Nielsen). In Romania, Mega Image is also gaining market share, albeit mostly through its rapid store expansion program.

(1)	Source: Trading Economics.

Performance
For the full year 2013, revenues in Southeastern Europe increased by 5.1% to €3.1 billion, mainly as a result of volume growth in Greece and 103 store openings in Romania. Comparable store sales evolution for the region was -0.3% for the year. During 2013, gross margin increased by 31 basis points to 23.6% due to improved procurement conditions in Romania and Serbia. Selling, general and administrative expenses as a percentage of revenues increased by 16 basis points to 20.6% due to higher expenses in Serbia and as a result of the high growth in Romania. Underlying operating margin was 3.6% (3.5% in 2012) while underlying operating profit was €114 million, or an increase of 8.7% at identical exchange rates.
ALBANIA AND MONTENEGRO
In 2013, Delhaize Group made some structural changes and strategic choices to improve the overall performance of the segment. As a result, the operations in Albania and Montenegro were sold. In Montenegro, Delhaize Group and the buyer, Expo Commerce, entered into a franchise agreement whereby Expo Commerce will continue to operate the Maxi, Mini Maxi and Tempo stores under the same names and to offer Delhaize private brand products in the stores. These transactions will allow Delhaize Group to allocate resources where they can deliver the highest return and create the most value for all of our stakeholders.

40 DELHAIZE GROUP ANNUAL REPORT 2013 REVIEW
Review
Southeastern Europe
INDONESIA
Delhaize Group operates in Indonesia through a 51% holding stake in Super Indo. Based on a change in IFRS rules, Super Indo is no longer proportionally consolidated and is accounted for under the equity method (one-line consolidation).
With more than 245 million inhabitants, Indonesia is the largest economy in Southeast Asia and in 2013 it has maintained its reputation as a solid growth engine: GDP(1) was up again by 5.7%, the unemployment rate decreased slightly, consumer confidence climbed toward the high levels of 2005 and retail sales(1) peaked at the end of 2013, with a solid growth rate of 18.3%.
Super Indo capitalized on these improving economic conditions by opening 15 new stores in 2013, expanding its total store count to 117. Most Super Indo stores are located on the island of Java in the densely populated cities of Jakarta, Bandung, Surabaya and Yogyakarta. Super Indo supermarkets offer a wide variety of fresh products with a focus on fresh fish and meat at low prices, both of which are important differentiators in the Indonesian market.

(1)	Source: Trading Economics. (2) Divested in the 1st quarter of 2014.

Alfa Beta—Greece
Through a combination of company-operated and affiliated stores, Alfa Beta operates a mul-ti-format store network in Greece. Alfa Beta is known for its large assortment, including fresh and organic products and local specialties. In 2013, Alfa Beta continued to meet the needs of the Greek customer and was rewarded for its customer-centricity with a higher market share. Its store network increased by 13 stores to reach a total of 281.
Mega Image—Romania
Mega Image operates neighborhood supermarkets concentrated in Bucharest with a focus on proximity and competitive prices, coupled with variety and a strong fresh offering. After accelerating its expansion program in 2011 and 2012, Mega Image maintained its high pace of expansion in 2013 by opening 103 new stores. An important lever for this growth has been the development and deployment of the Shop & Go format, enabling Mega Image to respond to the proximity and convenience needs of Romanian customers. For the first time since the launch of the new store format in 2010, Mega Image opened its first Shop & Go store outside of Bucharest.
Serbia
Operating 381 stores mainly under the Maxi brand, Delhaize Group is the leading food retailer in Serbia. Next to Maxi, Delhaize Serbia also operates under the Tempo brand. Both banners offer a broad assortment, including fresh and bakery products, with Maxi focusing primarily on food and Tempo stressing more non-food and general merchandise. One of the significant strengths of Delhaize Serbia is its excellent store locations.
To further develop its locational differentiation, Delhaize Serbia introduced in 2013 a new concept to the market, the Mini store. The Mini store concept is located at a petrol station and is open 24/7. It offers a wide assortment of goods, including private brand products, across a range of categories including dairy, fruit, beverages, pet food and personal hygiene.
Bulgaria(2)
In Bulgaria, Delhaize operates under the Pic-cadilly brand. Piccadilly is known for its large assortment, strong focus on fresh products and extended opening hours. The network is a mix of traditional Piccadilly supermarkets and the Piccadilly Daily convenience stores. Most Piccadilly stores are concentrated in the cities of Sofia, Varna and Plovdiv. In the summer of 2013, Piccadilly reached the important milestone of opening its 50th store in the center of Sofia. At the end of 2013, Delhaize Group operated 54 stores in Bulgaria, an increase of 11 stores compared to the prior year.
Bosnia and Herzegovina(2)
Delhaize Group operates a network of 39 stores, making it one of the largest food retailers in Bosnia and Herzegovina. The multi-format network comprises Mini Maxi convenience stores, Maxi supermarkets, Tempo hypermarkets, and Tempo Express discount stores.
DELHAIZE GROUP
HAS MAINTAINED ITS INVESTMENT
LEVELS ROMANIA IN GREECE, AND SERBIA.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ SOUTHEASTERN EUROPE ▶ 41

**KEY FIGURES** (AS OF DECEMBER 31, 2013)

| | Bosnia and Herzegovina | | | Bulgaria | | Serbia | | | |
|---|---|---|---|---|---|---|---|---|---|
| | MAXI | MAXI | TEMPO | | | MAXI | MAXI | TEMPO | TEMPO express |
| | 18 | 19 | 2 | 32 | 22 | 206 | 149 | 11 | 15 |
| m² | 400 | 400 - 2 500 | 4 000 - 10 000 | 2 200 | 250 | up to 400 | 400 - 2 500 | 4 000 - 10 000 | 500 - 2 000 |
| | 12 000 | 19 000 | 25 000 | 15 000 - 18 000 | 3 000 - 6 000 | 6 600 | 14 500 | 31 500 | 5 000 |

| | Greece | | | | | Romania | | Indonesia |
|---|---|---|---|---|---|---|---|---|
| | | city | Food Market | Shop & Go | ENA | | Shop & Go | |
| | 166 | 43 | 52 | 7 | 13 | 168 | 128[1] | 117 |
| m² | 1 250 | 440 | 500 | 220 | 2 370 | 600 | 260 | 1 000 |
| | 13 300 | 4 150 | 6 750 | 4 250 | 8 200 | 5 900 | 2 000 | 8 700 |

(1) Including one AB Cool Food.


Greece, Romania, Serbia, Bulgaria & Bosnia-Herzegovina
Indonesia

**15 %**
OF TOTAL **SALES** FROM SEE SEGMENT

**€ 3.1 bio**
**REVENUES** (+ 5.1 %)

**+ 103**
**NEW STORES** IN ROMANIA

**23 %**
OF **MARKET SHARE** IN GREECE

42 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
BOARD OF DIRECTORS (as of December 31, 2013)
1 2 3 4
5 6 7 8
9 10 11
1. MATS JANSSON (1951)
Chairman since 2012 Director since 2011
Board Member of TeliaSonera
Former President of ICA Detaljhandel and Deputy CEO and Chairman of the Group Former CEO of Catena/Bilia, Karl Fazor Oy, Axfood Former President and CEO of Axel Johnson AB Former President and CEO of SAS
Former Board member of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank Member of JP Morgan European Advisory Council Studies in Economics and Sociology from the University of Orebro, Sweden
2. CLAIRE H. BABROWSKI (1957)
Director since 2006
Board member of Pier 1 Imports and Quiznos Former EVP and COO of Toys’R’Us Former COO and CEO of RadioShack Former Senior EVP and Chief Restaurant Operations Officer of McDonald’s Corp. MBA from the Keenan Flagler Business School at the University of North Carolina
3. SHARI L. BALLARD (1966)
Director since 2012
CHRO/President, International—Enterprise Executive Vice President of Best Buy Co., Inc. Bachelors Degree in Social Work from the University of Flint – Michigan, USA
4. BARON BECKERS-VIEUJANT (1960)
Director since 1995
President and CEO of Delhaize Group from 1999
- 2013
President of the Belgian Olympic and Interfederal Committee Member of the International Olympic Committee Former Co-Chairman and Board member of The Consumer Goods Forum Board member of D’Ieteren Group Board member and former Vice-Chairman of Food Marketing Institute Board member and former Chairman of CIES Board member of Guberna Vice-Chairman Federation of Belgian Companies Master in Business Administration from the Harvard Business School, USA
5. JACQUES DE VAUCLEROY (1961)
Director since 2005
Member of the AXA Management Committee, CEO for the Northern, Central and Eastern Europe business Unit. CEO AXA Life & Saving and Health business line.
Former Member Executive Board ING Group and CEO of ING Insurance Europe Degree in Law from Catholic University of Louvain (UCL), Belgium and Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium
6. ELIZABETH DOHERTY (1957)
Director since 2013 Board Member of Nokia
Non-Executive Director of Dunelm PLC
Former Board Member of Brambles Industries, Reckitt Benckiser and SABMiller Former CFO of Reckitt Benckiser Former CFO of Brambles Industries Bachelor of Science (Honors) in Liberal Studies in Science (Physics) from the University of Manchester, UK
7. HUGH G. FARRINGTON (1945)
Director since 2005
Former President and CEO of Hannaford Former Vice Chairman of Delhaize America Former Executive Vice President of Delhaize Group BA in History from Dartmouth College, MA in Education from the University of New Hampshire, USA
8. WILLIAM G. McEWAN (1956)
Director since 2011
Former President and CEO of Sobeys Inc. Former Board Member of Empire Company and of The Consumer Goods Forum Board Member Agrifoods International Cooperative and Ultima Foods.
Former President and CEO of the U.S. Atlantic Region of The Great Atlantic and Pacific Tea Company
9. DIDIER SMITS (1962)
Director since 1996
Managing Director of Papeteries Aubry
Former Manager of Advanced Technics Company Master in Economics and Financial Sciences from ICHEC Brussels, Belgium
10. JACK L. STAHL (1953)
Director since 2008
Former President and CEO of Revlon Former President and COO of The Coca-Cola Company Former CFO of The Coca-Cola Company Former Group President of Coca-Cola North America Board member of Dr Pepper Snapple Group and Coty, Inc.
Member of CVC Capital Board of Advisors Former Board member at Schering-Plough Former Board member at Saks, Inc. Board member of the Boys and Girls Clubs of America MBA from the Wharton Business School of the University of Pennsylvania, USA
11. BARON VANSTEENKISTE (1947)
Director since 2005 President of Sioen
Former Vice Chairman and former CEO of Recticel Former Chairman of the Board of Spector Photo Group and Telindus Group Board member of Spector Photo Group Former Chairman of Federation of Belgian Companies Former member of the Corporate Governance Commission Master in civil engineering from the Katholieke Universiteit Leuven (KUL), Belgium

DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE 43
EXECUTIVE COMMITTEE (as of December 31, 2013)
12. FRANS MULLER (1961)
President and CEO of Delhaize Group Master of Business Economics from Erasmus University, Rotterdam, The Netherlands Joined Delhaize Group in 2013
13. PIERRE BOUCHUT (1955)
EVP and CFO of Delhaize Group Graduate in from HEC, Paris, France Master in Applied Economics from Paris Dauphine University, France Joined Delhaize Group in 2012
14. NICOLAS HOLLANDERS (1962)
EVP of Human Resources, IT and Sustainability of Delhaize Group (until March 2014) Master in Law and Notary Law from the Katholieke Universiteit Leuven (KUL), Belgium Post Graduate in Economics from the Catholic University of Louvain (UCL), Belgium Joined Delhaize Group in 2007
15. KOSTAS MACHERAS (1953)
EVP of Delhaize Group and CEO of Southeastern Europe Bachelor of Arts (Economics) from Piraeus University, Greece Master of Business Administration from the Roosevelt University of Chicago, Chicago, Illinois, USA
Joined Delhaize Group in 1997
16. MAURA ABELN SMITH (1955)
EVP, General Counsel and General Secretary Delhaize Group Bachelor of Arts (Economics) from Vassar College, Poughkeepsie, New York, USA
Master of Philosophy (Economics) from Oxford University, Oxford, England Juris Doctor (John M. Olin Fellow in Law and Economics) from the University of Miami School of Law, Coral Gables, Florida, USA
Joined Delhaize Group in 2013
The following former Directors and Executives have been granted an honorary title in gratitude for their contribution to Delhaize Group:
Honorary Chairman and Chief Executive Officer: Chevalier Beckers, Baron de Vaucleroy Honorary Chairman and Director: Mr. Frans Vreys, Count Georges Jacobs de Hagen Honorary Directors: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mr. Robert J. Murray Honorary President and Chief Executive Officer: Baron Beckers-Vieujant Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels, Mr. Michel Eeckhout Honorary Secretary of the Executive Committee: Mr. Pierre Dumont
12 13
14 15 16

44 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
The Board of Directors of Delhaize Group and its management are committed to serving the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, fostering a culture of performance and accountability, complying with the law and providing stakeholders with transparent communications about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.
Delhaize Group Corporate Governance Charter
Delhaize Group SA, a Belgian public company (“société anonyme”) follows the corporate governance principles described in the 2009 Belgian Code on Corporate Governance (the “Belgian Governance Code”) and which the Company adopted as its reference code in 2009. The Belgian Governance Code is available at: www.corporategovernancecommittee.be.
In accordance with the recommendations and guidelines described in the Belgian Governance Code, the corporate governance framework of the Company is outlined in Delhaize Group’s Corporate Governance Charter (the “Charter”).
The Board of Directors reviews and updates its Charter from time to time to reflect changes in its corporate governance framework. The current version of the Charter is available on the Company’s website at: www. delhaizegroup.com under the “Corporate Governance” tab. The Charter includes the Terms of Reference of the Board of Directors, the Terms of Reference of each Board Committee, the Terms of Reference of Executive Management, the Remuneration Policy, and the Related Persons Transactions Policy. The Company’s Articles of Association, the Charter, together with the policies attached as exhibits thereto, and applicable Belgian law, including the Belgian and U.S. securities exchange rules to which the Company is subject, govern the manner in which the Company operates.
As recommended by the Belgian Governance Code, this Corporate Governance Statement focuses on factual information relating to the Company’s corporate governance, including changes and other events that occurred in 2013 that impact the Company’s corporate governance framework.
The Board of Directors
Mission of the Board of Directors
The Board of Directors of Delhaize Group, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the Shareholders’ Meeting. The Board is responsible for the Company’s strategy, for succession planning, and for providing direction and oversight to Executive Management who are respon-
sible for operating the Company. The Board is committed to creating shareholder value by pursuing sustainable, profitable growth based on the contributions of the Company’s associates, its global network of suppliers, and the continued loyalty of customers and the communities where it operates.
Composition of the Board of Directors
On December 31, 2013, the Board of Directors of Delhaize Group consisted of 11 directors. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews its membership criteria and considers these criteria in the context of the current and future com- position of the Board and its committees. This assessment is made on the basis of a director or director-candidate’s knowledge, experience, independence, integrity, diversity, and relevant skills as well as his or her willingness to devote adequate time to Board duties.
At all times, a majority of the Board, a majority of the Remuneration
& Nomination Committee, and all members of the Audit Committee must be “independent” as such term is defined under the Belgian Companies Code (the “Companies Code”), the Belgian Governance Code, and the New York Stock Exchange Listing Manual (“NYSE rules”). In addition, at least one member of the Board and the Audit Com- mittee must be an “audit committee financial expert” as defined by U.S. federal securities laws, and all Audit Committee members must be financially literate. In addition, the Companies Code requires that at least one member of the Audit Committee must be competent in accounting and audit matters. With respect to the Remuneration & Nomination Committee, the Companies Code requires that members have remuneration expertise.
The Remuneration & Nomination Committee has given particular attention to the composition of the Board of Directors, including requirements for new directors in the future, taking into consideration director independence requirements, the ongoing need for financial and remuneration expertise and other qualification criteria, such as gender diversity (discussed below).
A recent Belgian law requires that boards of directors take gender diversity into account, and by the beginning of the financial year starting on January 1, 2017, that at least one third of their members is of another gender than the other members of the Board of Directors. As of December 31, 2013, the Delhaize Group Board of Directors is comprised of 11 members, of whom three are women. Ms. Claire H. Babrowski has been a member of the Company’s Board of Directors since May 2006.
Ms. Shari L. Ballard has been a member of the Company’s Board of Directors since May 2012, and Ms. Elizabeth Doherty has been a mem- ber of the Company’s Board of Directors since May 2013. The Board of Directors is committed to gender diversity because it is convinced that diversity strengthens the Board’s deliberative process and decisions.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ CORPORATE GOVERNANCE ▶ 45

**2013 BOARD OF DIRECTORS AND COMMITTEE MEMBERSHIP**

| Name (Year of Birth) | Position | Director Since | Term Expires | Member of Audit Committee | Member of Remuneration & Nomination Committee |
|---|---|---|---|---|---|
| Mats Jansson (1951) | Chairman[1] | May 2011 | 2014 | | x |
| Shari L. Ballard (1966) | Director[1] | May 2012 | 2015 | | x |
| Claire H. Babrowski (1957) | Director[1] | May 2006 | 2016 | x | |
| Baron Beckers-Vieujant (1960) | Director | May 1995 | 2015 | | |
| Elizabeth Doherty (1957) | Director[1] | May 2013 | 2016 | x | |
| Jacques de Vaucleroy (1961) | Director[1] | May 2005 | 2015 | | x |
| Hugh G. Farrington (1945) | Director | May 2005 | 2014 | | Chair |
| *Jean-Pierre Hansen (1948) (resigned)* | *Director[1]* | *May 2011* | *June 30, 2013[2]* | x | |
| William G. McEwan (1956) | Director[1] | May 2011 | 2014 | | x |
| Didier Smits (1962) | Director | May 1996 | 2015 | | |
| Jack L. Stahl (1953) | Director[1] | August 2008 | 2014 | Chair | |
| Baron Vansteenkiste (1947) | Director[1] | May 2005 | 2015 | x | |

(1) Independent director under the Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2) Mr. Hansen resigned from the Board effective 30 June, 2013.

In 2014, the Board considered its director qualification criteria in the context of the retirement of one of its directors and the proposed addition to the Board of Directors.

### Assessments of Board, Committee and Individual Director Performance

Periodically, and at least every other year, the Board evaluates its overall performance, the performance of its committees, and its members. The purpose of these assessments is to enhance the overall effectiveness of the Board. In the Board's view, this is best accomplished by the establishment of a confidential assessment process, approved by the Board, and facilitated by the Company's General Counsel and General Secretary who may engage an external specialist when deemed appropriate. The results of the Board and Committee assessments are discussed with the full Board. Individual director assessments are shared only with the Chairman of the Board who meets with each director to discuss his or her performance.

In connection with the process for nominating directors to stand for election by shareholders at the annual meeting, each director is assessed in relation to the director qualification criteria. If, at any time, the Board determines that an individual director is not meeting the established performance standards or no longer satisfies the director qualification criteria and Independence Standards, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of such director. Pursuant to the Company's Articles of Association directors may be removed from office at any time by a majority vote at any meeting of shareholders.

### Activity Report of the Board in 2013

In 2013, the Board of Directors met ten times (six regularly scheduled meetings and four special meetings). All directors were present at those meetings with the following exceptions: Messrs. Jacques de Vaucleroy and Mats Jansson and Ms. Claire H. Babrowski were each excused at one meeting, and Mr. Jean-Pierre Hansen was excused at five meetings (prior to his resignation from the Board in June 2013).

In 2013, the Board's activities included, among others:

- Regular sessions with the CEO without other members of management
- An annual strategic session on key strategic issues
- Succession planning for the role of CEO and other members of Executive Committee
- Review of the Company's financial performance compared to the approved 2013 budget, and review of the 2014 annual budget and the three-year financial plan (approved in January 2014)
- Regular business reviews
- Review and approval of quarterly, half-yearly and annual financial statements, including proposed allocation of profits and dividend proposal, the consolidated financial statements, the Board report on the annual accounts and the consolidated financial statements, and the annual report
- Approval of revenues and earnings press releases
- Approval of the publication of the Sustainability Progress Report 2012
- Nomination of director, nomination of directors for renewal of their directors' mandate and assessment of their independence
- Review and decision on possible acquisitions and divestitures
- Regular review and update on treasury matters
- Reports of Committee Chairmen and decisions on Committee recommendations
- Call and adoption of the agenda of the Ordinary Shareholders' Meeting
- Approval of Delhaize America, LLC senior notes consent solicitation

### Nomination and Tenure of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary shareholders' meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, a director is not independent if such person is elected to more than three successive terms or more than twelve years.

46 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
In March 2010, the Board of Directors established a three year term for the first mandate of a director, and then four years for two subsequent mandates. This would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors’ mandates who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who may be considered for election to the Board and who will turn age 70 during his or her next mandate may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director turns 70.
At the Ordinary Shareholders’ Meeting held on May 23, 2013, Ms. Elizabeth Doherty was appointed as a director for a term of three years. Mr. Jean-Pierre Hansen resigned from the Board of Directors effective June 30, 2013.
Proposed Renewal of Director Mandates
The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Companies Code, the Belgian Governance Code and the NYSE rules and determined that, based on the information provided by Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl, they qualify as independent under all of these criteria. At the Ordinary Shareholders’ Meeting of May 22, 2014, the Board will propose that the shareholders acknowledge that Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl are independent within the meaning of the Companies Code, and will propose the renewal of the mandates of Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl, each for a term of four years, to the shareholders for approval. Mr. Hugh Farrington, whose third mandate expires at the upcoming ordinary shareholders meeting, and is not independent, will retire from the Board.
Proposed Appointment of New Director
Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Mr. Johnny Thijs as director for a term of three years to the shareholders at the Ordinary Shareholders’ Meeting to be held on May 22, 2014.
Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as CEO until end 2013. Mr. Thijs is Chairman of the Board of Directors of Spadel SA. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium, and international management at Columbia University, USA.
Independence of Directors
In March 2014, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Companies Code, the Belgian Governance Code and the rules set forth in the New York Stock Exchange (NYSE) Company Listing Manual (“NYSE rules”). Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Baron Beckers-Vieujant, Messrs. Hugh G. Farrington and Didier Smits, are independent under the criteria of the Companies Code, the Belgian Governance Code and the NYSE rules.
Based on the determinations made at the Ordinary Shareholders’ Meeting of 2011, 2012, and 2013, the shareholders have determined that all current directors are independent under the criteria of the Companies Code, with the exception of the directors mentioned above. Such determinations have been made upon a director’s election or re-election to the Delhaize Group Board of Directors at an ordinary shareholders’ meeting.
Baron Beckers-Vieujant is not independent under the criteria of the Companies Code because he was an executive of the Company until December 31, 2013. Mr. Didier Smits is no longer independent under the criteria of the Companies Code (effective May 2009) because he has served on the Board of Directors as a non-executive director for more than three consecutive terms. Mr. Hugh G. Farrington (effective May 2011) is not independent under the criteria of the Companies Code because he was compensated until 2003 as an executive of the Company’s subsidiary Hannaford Bros. Co.
Committees of the Board of Directors
In 2013, the Board of Directors had two standing committees: the Audit Committee and the Remuneration & Nomination Committee. The table on page 45 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.
In March 2014 the Board decided to restructure the functions of its two standing committees (i.e., the Remuneration & Nomination Committee and the Audit Committee) into three standing committees, effective May 21, 2014: (i) the Remuneration Committee, (ii) the Governance & Nomination Committee, and (iii) the Audit & Finance Committee.
The Remuneration Committee will assume all remuneration functions, recommending director and executive committee compensation decisions to the Board of Directors for its approval. The current members of the Remuneration & Nomination Committee will be the initial members of the Remuneration Committee. The Governance & Nomination Committee will assume responsibility for board governance matters and succession planning for directors and Executive Committee members. This committee will have four members, two from each of the other committees. The Audit Committee will expand its role to further assist the Board in monitoring the areas of treasury activities and related financings, changing its

DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE 47
name to the Audit & Finance Committee. Current members of the Audit Committee will continue to serve on the Audit & Finance Committee. The Terms of Reference for the three Board committees, and their respective specific responsibilities, are attached as Exhibits to the Corporate Governance Charter and can be found on the Company’s website at www.delhaizegroup.com under the Corporate Governance tab.
Remuneration & Nomination Committee
The Remuneration & Nomination Committee (the “RNC”) was established by the Board of Directors to assist it in all matters related to performance evaluations, compensation and succession planning for directors and executives of the Company, in addition to monitoring compliance with governance rules and regulations. It was responsible for making recommendations to the Board for its consideration and approval on these and related topics. In 2013, the RNC was composed solely of non-executive directors, and a majority of the members of the RNC were independent pursuant to the Companies Code, the Belgian Governance Code, and the NYSE rules. The members of the RNC are appointed by the Board on the recommendation of the Chairman of the Board and members of the RNC (without participating in consideration of their own appointment). The RNC and the Board of Directors adequately considered the competence and the skills of the members of the RNC on an individual as well as on a collective basis and considered that such members met all the required competencies and skills to exercise the functions pertaining to the RNC.
The composition of the RNC in 2013 can be found in the table on page 45.
In 2013, the RNC met thirteen times. All RNC members attended all meetings with the exception of Ms. Shari Ballard, who was excused at two meetings and Mr. Mats Jansson, who was excused at one meeting. The RNC reviewed and approved all components of Company executive pay and made various recommendations to the Board of Directors on the topics noted below.
The activities of the RNC in 2013, with recommendations to the Board for its approval, included among others:
Evaluation of the CEO and other Executive Committee member performance
CEO and Executive Committee succession planning
Review and approval of the Company’s Remuneration Report
Review of senior management performance and compensation, including short and long-term incentive awards
Review of variable remuneration for other levels of management in the aggregate
Review of compliance with senior management share ownership guidelines
Review of director nominations and directors compensation
Review of director mandates and qualifications
Committee self-assessment of performance
Review of the Committee Terms of Reference
Audit Committee
The Audit Committee was established by the Board of Directors to assist it in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management.
In 2013, the Audit Committee is composed solely of independent directors, who are qualified to serve on such committee pursuant to the Companies Code, the Belgian Governance Code, the SEC rules and the NYSE rules. The members of the Audit Committee are appointed by the Board on the recommendation of the Chairman of the Board and the RNC. The RNC and the Board of Directors adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members met all the required competencies and skills to exercise the functions pertaining to the Audit Committee.
In 2013, the Board of Directors determined that Ms. Claire H. Babrowski, Ms. Elizabeth Doherty, Mr. Jean-Pierre Hansen (until his resignation effective June 30, 2013), Mr. Jack L. Stahl and Baron Vansteenkiste were “audit committee financial experts” as defined under applicable U.S. law. All members of the Audit Committee are considered to be experts in accounting and auditing for Belgian law purposes.
The composition of the Audit Committee can be found in the table on page 45.
In 2013, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings with the exception of Mr. Jean-Pierre Hansen, who was excused at two meetings (prior to his resignation).
The activities of the Audit Committee in 2013 included, among others:
Review of financial statements and related revenues and earnings press releases
Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements
Review of changes, as applicable, in accounting principles and valuation rules
Review of the Internal Audit Plan
Review of major financial risk exposures and the steps taken by management to monitor, control and disclose such exposures
Review of Management’s Representation Letter
Review of the Audit Committee Charter Required Actions Checklist
Review of reports concerning the policy on complaints (SOX 301 Reports Policy/I-Share line)
Review of SOX 404 compliance plan for 2013
Review of reports provided by the General Counsel
Review of reports provided by the Chief Information Security Officer

48 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
Review and evaluation of the lead partner of the independent auditor
Holding closed sessions (without the presence of management) with the independent external auditor, the Company’s Chief Internal Audit Officer, and the Company’s General Counsel
Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services (as described below)
Review of required communications from the independent auditor
Review and approval of the Statutory Auditor’s global audit plan for 2013
Supervision of the performance of external auditor and supervision of internal audit function
Committee self-assessment of performance
Review of the Committee Terms of Reference
Independent External Audit
The external audit of Delhaize Group SA is conducted by Deloitte Revi-seurs d’Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Michel Denayer, until the Ordinary General Meeting in 2014.
Certification of Accounts 2013
In 2014, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2013, give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor’s audits of these accounts with the Statutory Auditor.
Statutory Auditor’s Fees for Services Related to 2013
The following table sets forth the fees of the Statutory Auditor and its associated companies relating to its services with respect to fiscal year 2013 rendered to Delhaize Group and its subsidiaries.
(in €) 2013
a. Statutory audit of Delhaize Group SA(1) 469 200
b. Legal audit of the consolidated financial statements(1) 264 384
Subtotal a,b: Fees as approved by the shareholders at 733 584 the Ordinary Shareholders’ Meeting of May 26, 2011
c. Statutory audit of subsidiaries of Delhaize Group 1 863 627
Subtotal a,b,c: Statutory audit of the Group and 2 597 211
subsidiaries d. Audit of the 20-F (Annual Report filed with U.S. 42 600
Securities and Exchange Commission) e. Other legally required services 11 504
Subtotal d, e 54 104 f. Consultation and other non-routine audit services 29 627 g. Tax services 225 206 h. Other services 24 904 Subtotal f, g, h 279 737 Total 2 931 052 (1) Includes fees for limited reviews of quarterly and half-yearly financial information.
Since the Company has securities registered with the SEC, the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see “Risk Management and Internal Controls – Financial Reporting” below). In addition, the Statutory Auditor must provide its assessment of the effectiveness of the Company’s internal controls over financial reporting. The fees related to this work represent a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group SA”, the “Statutory audit of subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2013. The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.
Additional Governance Matters
Chief Executive Officer
In 2013, the Company announced that Baron Beckers-Vieujant, President and CEO, would retire by year-end, and that the Board of Directors would conduct a search for his successor. In September, 2013, the Company announced the appointment of Mr. Frans Muller as President and Chief Executive Officer, effective November 8, 2013. Baron Beckers-Vieujant remained in an executive role until December 31, 2013.
Executive Committee
The members of the Executive Committee are appointed by the Board of Directors, and the composition of the Executive Committee can be found on page 43 of this report. The CEO is the president of the Executive Committee.
Under Belgian law, a board of directors has the power to delegate under certain conditions its management authority to a management committee (comité de direction /directiecomité). The Board has not made such a delegation to the Executive Committee. It has, however, approved a Group Governance and Approval Policy to provide clarity of decision making roles between the Board and the CEO. The Board approved the Terms of Reference of Executive Management which are attached as Exhibit D to the Company’s Corporate Governance Charter.
Related Party Transactions Policy
As recommended under the Belgian Governance Code, the Board has adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board of Directors and to members of senior management. It has also adopted a Conflicts of Interest Policy applicable to all associates, and to the Board.
The Company’s Related Party Transactions Policy is attached as Exhibit F to the Company’s Corporate Governance Charter. All members of the Board of Directors and members of senior management completed a Related Party Transaction Questionnaire in 2013 for internal control purposes. Further Information on Related Party Transactions, as defined

DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE 49
under International Financial Reporting Standards, can be found in Note 32 to the Financial Statements.
Insider Trading and Market Manipulation Policy
The Board has adopted a Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) which reflects the Belgian and U.S. rules to prevent market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically reminds these persons and others who may from time to time have such information about the rules of the Trading Policy. The Company has also established regular periods during each calendar year prior to and immediately following the release of the Company’s financial information, during which directors and senior management are restricted from trading in Company securities.
Disclosure Policy
As recommended by the Belgian Governance Code, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.
Compliance with the Belgian Governance Code
In 2013, the Company was fully compliant with the provisions of the Belgian Governance Code.
Undertakings upon Change of Control of the Company, as of December 31, 2013
Management associates of non-U.S. operating companies received stock options issued by the Board of Directors under the umbrella stock option plan 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, and under the Delhaize Group U.S. 2012 Stock Incentive Plan, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The Shareholders’ Meetings of May 23, 2002, May 24, 2007 and May 24, 2012, respectively, approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2013 can be found under Note
21.3 to the Financial Statements.
Management associates of U.S. operating companies received restricted stock units and performance stock units under the Delhaize America, LLC 2002 and 2012 Restricted Stock Unit Plans, as amended, granting to beneficiaries the right to receive existing shares of the Company upon vesting and achievement of performance conditions, as the case may be. The Shareholders’ Meetings of May 23, 2002 and May 24, 2012, respectively, approved a provision of these plans that provide that in the event of a change in control over the Company the benefi-ciary will receive existing shares regardless of the vesting period. In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. The Shareholders’ Meeting of May 26, 2005 approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.
The Ordinary Shareholders’ Meeting held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011, May 24, 2012 and May 23, 2013, respectively, approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the respective ordinary shareholders’ meeting, in one or several offerings and tranches, denominated either in U.S. Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control over the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.
On June 27, 2007 the Company issued €500 million 5.625% senior notes due 2014 and $450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were subsequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. Each of these series of notes contain a change of control provision granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and Standard & Poor’s.
On February 2, 2009 the Company issued $300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the SEC. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.

50 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
On October 6, 2010, the Company announced the issuance of new $827 million 5.70% Notes due 2040 (the “New Notes”) pursuant to a private offer to exchange 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC held by eligible holders. The New Notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.
On October 5, 2011 the Company announced the successful completion on October 4, 2011 of its public offering of €400 million 7 year 4.25% retail bonds in Belgium and in the Grand Duchy of Luxembourg listed on NYSE Euronext Brussels pursuant to a prospectus filed by the Company with the Financial Services and Markets Authority of Belgium (FSMA). The bonds contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.
On April 10, 2012 the Company issued $300 million 4.125% senior notes due 2019 to qualified investors pursuant to a registration statement filed by the Company with the SEC. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.
On November 27, 2012 the Company issued €400 million 3.125% senior notes due 2020 listed on NYSE Euronext Brussels to qualified investors pursuant to a prospectus filed by the Company with the FSMA. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.
The Ordinary Shareholders’ Meeting held on May 26, 2011 approved a change in control clause set out in the €600 million five-year revolving credit facility dated April 15, 2011 entered into among inter alias the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/ NV, Bank of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch, as Bookrunning Mandated Lead Arrangers. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 per cent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.
Risk Management and Internal Controls
Overview
The Company’s Board of Directors has ultimate responsibility for monitoring the performance of the Company and its internal controls. It is assisted by Board committees, described herein, which monitor various aspects of the Company’s performance and make recommendations to the Board for decisions and approval.
The Board of Directors relies on management for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process implemented by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to:
effectiveness and efficiency of operations,
reliability of financial reporting, and
compliance with applicable laws and regulations.
The Audit Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company’s exposure to those risks and the steps taken to monitor and control such exposures. Management of the Company has established and operates its internal control and risk management systems in a manner that is consistent with guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The internal control system is based upon COSO’s Internal Control – Integrated Framework, and its risk management system is based on COSO’s Enterprise Risk Management Framework.
Financial Reporting
The Company’s internal controls over financial reporting are a subset of internal controls and include those policies and procedures that:
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Since the Company has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, and (ii) the Statutory Auditor’s assessment of the effectiveness of internal control over finan-cial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. The Statutory Auditor’s related opinions regarding the Company’s year ended December 31, 2013 will be included in the Company’s Annual Report on Form 20-F for such year, which is required to be filed with the SEC by April 30, 2014. The Company’s 2012 annual report filed on Form 20-F includes management’s conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2012.
The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012.
Control Environment
The Company operates in nine countries on three continents. The management of the Company is organized around strong banner and regional management teams, and the chief executives or chief operating officers of each operating banner report to the Chief Executive Officer of Delhaize Group or to a member of the Executive Committee. The Company provides support and coordination functions to all members of the Group and monitors selected activities groupwide. Our operating companies have acquired leading positions in food retailing through a distinct go-to-market strategy, benefiting from support functions at the global or regional level, whichever makes the most sense in terms of efficiency.
Delhaize Group also has implemented policies and procedures that determine the governance of the Company to ensure that strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.
The Company’s Guide for Ethical Business Conduct provides a statement of our position on various ethical and compliance issues that could impact our business and summarizes a number of Company policies that must guide our actions. The Company has also adopted policies related to specific areas of compliance and a reporting mechanism, referred to as IShare, for associates and others to report compliance concerns.
We also expect our independent store operators, franchisees, vendors and outside consultants, such as business, financial, technical or legal advisors, to be guided by these standards and policies.
A copy of the Guide for Ethical Business Conduct is available on the Company website at: www.delhaizegroup.com.
Risk Management Program
Executive Management is responsible for establishing a risk management program that is implemented at all levels of the organization for identifying, assessing, and mitigating risks that could, if they occur, impede the organization’s ability to achieve its objectives and create value for its stakeholders. Business leaders are responsible for identifying, assessing and managing risks within their assigned areas of oversight and responsibility. They are also responsible for integrating identified risks into their financial plans.
DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE 51
The Audit Committee reviews management’s process for identifying , assesing and mitigating such risks. The Board of Directors considers risks identified by management in evaluating the Company’s strategy, three-year business plan, and annual budget, and related funding and allocation of capital, as well as in assessing the Company’s talent and capabilities to deliver performance.
Information and Communication
The Chief Executive Officer and the Executive Committee have established a clear tone at the top that they expect associates to adhere to high ethical standards as described in the Guide for Ethical Business Conduct, and to exercise due care in their assigned responsibilities. This includes a duty to ensure that information is properly collected and communicated, consistent with applicable regulations and data privacy laws and directives, concerning all aspects of the Company’s operations, including associates, customers, vendors, and all related financial reports.
The Company has established a system of uniform reporting of financial information that is performed both upstream and downstream and allows the Company to detect potential anomalies in its internal control framework. A detailed financial calendar for this reporting is established every year in consultation with the Board of Directors and is designed to allow for information to be prepared accurately, and reported timely, in accordance with legal and other requirements.
Control Activities
Control activities include policies and procedures to help monitor and manage risk. Control activities occur throughout the organization, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties. The Company has designed control activities for all relevant business processes across each operating company as well as its corporate support offices. Significant policies and procedures are published on the Company’s public websites, intranet sites and other communication portals as well as being periodically circulated throughout the Company.
Monitoring
Monitoring, as defined in the COSO’s Internal Control Framework, has been implemented to help ensure “that internal control continues to operate effectively.” The Company had designed its monitoring procedures to ensure that:
Internal control deficiencies are identified and corrected on a timely basis;
Information used in decision-making is reliable and accurate;
Financial statements are prepared accurately and timely; and
Periodic certifications or assertions on the effectiveness of internal control can be made.
The Company’s monitoring procedures consist of a combination of management oversight activities and independent objective assessments of those activities by internal audit or other third-parties.

52 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
Management’s monitoring of internal control is performed on a continuous basis. Operating company performance is measured and compared to budgets and long-term plans and key performance indicators that may identify anomalies indicative of a control failure. In addition, the Company has implemented a groupwide performance management system to monitor and measure performance consistently across the organization.
The Company has a professional internal audit department that reports directly to the Chief Internal Audit Officer. The Chief Internal Audit Officer reports functionally to the Audit Committee and administratively to the General Counsel of the Company. The Audit Committee reviews Internal Audit’s risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.
The internal audit department identifies internal control deficiencies, communicates timely to management and periodically follows up to ensure that the appropriate corrective action have been taken.
Shareholder Matters
Each holder of Delhaize Group ordinary shares is entitled to attend any shareholders’ meeting and to vote on all matters on the agenda of such meeting, provided that such holder complies with the formalities specified in the notice for the meeting.
The rights of a shareholder to attend the shareholders’ meeting and to vote are subject to the registration of these shares in the name of this shareholder no later 11:59 pm (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary. Shareholders must notify the Company (or the person designated by the Company for this purpose) of their intent to participate in the shareholders’ meeting, no later than six days before the date of the meeting.
Similarly, a holder of Delhaize Group American Depositary Shares (“ADSs”) who gives voting instructions to the depositary must arrange for having those ADSs registered no later than 11:59 pm (Central European Time) on the record date set by the Company, which is the fourteenth day before the meeting.
Each share or ADS is entitled to one vote. The Company’s Articles of Association do not contain any restriction on the exercise of voting rights by the shareholders, provided that the shareholders are admitted to the Shareholders’ Meeting and their rights are not suspended. The relevant provisions governing the admission of shareholders to the Shareholders’ Meeting are set out in Article 545 of the Companies Code and Article 31 of the Articles of Association. According to Article 6 of the Articles of Association, the Company may suspend the exercise of the rights vested in a share in the event there are joint owners of a share until one person has been appointed in writing by all such co-owners to exercise those rights. Article 10 of the Articles of Association provides that the voting rights pertaining to unpaid shares are automatically suspended as long as called payments, duly made and claimable, have not been made. Finally, voting rights attached to treasury shares held by the Company are suspended (please see page 87 of this Annual Report as to treasury shares).
The Articles of Association of the Company do not contain any restrictions on the transfer of shares or ADSs, except for the prohibition set out in Article 10 of the Articles of Association that provides the shares that have not been fully paid up may not be transferred unless the Board of Directors has previously approved the transferee.
Belgian law does not require a quorum for the ordinary shareholders’ meetings. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.
Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary shareholders’ meeting. If this quorum requirement is not achieved at the extraordinary shareholders’ meeting, the Board may convene a second extraordinary shareholders’ meeting for which no quorum is required. Decisions at an extraordinary shareholders’ meeting are taken by the affirmative vote of at least 75% of the shares present or represented and voting at such meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate purpose or authorize the Board to repurchase Delhaize Group ordinary shares.
The Board of Directors has been authorized by the Company’s shareholders to increase the share capital of the Company in one or more transactions in the aggregate amount of €5.1 million on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from June 21, 2012.
The Board of Directors has been authorized by the Company’s shareholders to acquire up to 10% of the outstanding shares of the Company at a minimum unit price of €1 and at a maximum unit price not higher than 20% above the highest closing stock market price of the Compa-

ny’s shares on NYSE Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the Extraordinary Shareholders’ Meeting of May 26, 2011 and extends to the acquisition of shares of the Company by its direct subsidiaries.
Ordinary Shareholders’ Meeting of May 23, 2013
The Ordinary Shareholders’ Meeting is held annually on the fourth Thursday in the month of May, as prescribed by the Articles of Association. The Ordinary Shareholders’ Meeting of 2013 (“2013 OSM”) was held on May 23, 2013.
During the 2013 OSM, the Company’s management presented the Management Report, the report of the Statutory Auditor and the consolidated annual accounts. The shareholders approved the non-consolidated statutory annual accounts of fiscal year 2012 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2012. The shareholders elected Ms. Elizabeth Doherty as a director for a term of three years, and acknowledged her as an independent director under the Companies Code. Additionally, the shareholders approved (i) the company’s remuneration report, and (ii) a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary Shareholders’ Meeting.
The minutes of the 2013 OSM, including the voting results, are available in French and Dutch on the Company’s website at www.delhaizegroup. com under the “Corporate Governance” tab, together with all other relevant documents relating to such meeting. A summary of the results is also available in English, on the website.
Shareholder Structure and Ownership Reporting
Pursuant to applicable legal requirements and the Articles of Association of the Company, any person or legal entity (hereinafter a “person”) which owns or acquires (directly or indirectly, by ownership of American Depositary Shares (“ADSs”) or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Financial Services and Markets Authority (“FSMA”) the number of securities that such person owns, alone or jointly, when its voting rights amount to three percent (3%) or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional voting right securities when its voting rights reach five percent (5%), ten percent (10%), and so on by blocks of five percent (5%), or when the voting rights fall below one of these thresholds.
DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE 53
The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself at least three percent (3%) of the voting rights of the Company. Furthermore, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.
The disclosure statements must be addressed to the Belgian regulators (“FSMA”) and to the Company no later than the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a shareholders’ meeting of the Company only with the number of securities it validly disclosed not less than 20 days before such meeting.
Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights securities of the Company. With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2013 holdings of at least 3% of the outstanding voting rights of Delhaize Group.
Citibank, N.A.(1)
10.62%
BlackRock Group
5.02%
Silchester International Investors LLP
10.03%

(1)	Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the

American Depositary Receipts program of Delhaize Group as of February 18, 2009.
Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of
American Depositary Shares.
On December 31, 2013, members of the Board of Directors and the Company’s Executive Committee owned as a group 711 413 ordinary shares and ADSs of Delhaize Group SA combined, which represented approximately 0.69% of the total number of outstanding shares of the Company as of that date. On December 31, 2013, the Company’s Executive Committee owned as a group 729 772 stock options, warrants, performance stock units and restricted stock units representing an equal number of existing or new ordinary shares or ADSs of the Company.

54 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
REMUNERATION REPORT
Executive Compensation Philosophy
The Delhaize Group Remuneration Report is intended to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation. The Delhaize Group executive compensation program is designed to attract, retain and motivate our leaders to deliver Company performance that builds long-term shareholder value. To achieve these objectives, our program is designed around one guiding principle, “Pay for Performance,” which is discussed in more detail below.
Pay for performance: Delhaize Group rewards achievement of (i) Board-approved financial metrics and (ii) individual goals that are designed to improve our financial performance and to ensure sustainable long-term profitability, consistent with our Company values.
Delhaize Group believes that an executive’s compensation should be specifically tied to Company and individual performance.
In this remuneration report, we include information on the following topics:
Recent changes in the Executive Committee of Delhaize Group;
Delhaize Group’s Remuneration Policy;
Executive Compensation roles and analysis;
Executive Management compensation;
Executive Committee Share ownership guidelines and
Overview of Director Remuneration.
The term “Executive Management” refers to the individuals who are members of the Delhaize Group Executive Committee, and certain other senior executive as determined by the Company’s Board of Directors from time to time.
Recent Changes in the Executive Committee of Delhaize Group
In 2013 Delhaize Group underwent a significant transition in its leadership. The Board of Directors of Delhaize Group announced in May 2013 the retirement of Delhaize Group’s Chief Executive Officer, Baron Beckers-Vieu-jant, and after a careful assessment of the Company’s performance and strategy, developed criteria to guide its search process for a new CEO. On September 4, 2013, the Board of Directors announced the appointment of Mr. Frans Muller as the Company’s CEO, effective as of November 8, 2013. Following the announcement of Baron Beckers-Vieujant’s successor, the Company announced the departures of two members of the Executive Committee, Mr. Roland Smith and Mr. Stéfan Descheemaeker. In addition, one long-standing member of the Executive Committee, the Company’s General Counsel, Mr. Michael Waller, also retired and a new General Counsel, Ms. Maura Smith, was appointed to the Executive Committee. The compensation arrangements related to these individuals are discussed below.
During this period of transition, the Board of Directors determined that the Company and its shareholders would be best served by taking steps to ensure a period of management stability, including making certain changes to its available compensation program conducting a holistic review of the Company’s executive compensation program. These steps are summarized below.
Delhaize Group’s Remuneration Policy
The Board of Directors of Delhaize Group determines the remuneration of directors and the members of Executive Management, based on recommendations of the Board’s Remuneration and Nomination Committee (the “Committee” or “RNC”). The Board has adopted a Remuneration Policy that sets forth the principles that guide the Committee and the Board in its decision-making regarding compensation matters. The Board updates its Remuneration Policy from time to time to reflect changes in its programs or approach. As noted in the Remuneration Policy, the compensation of Executive Management is designed to:
attract, motivate and retain talented and high potential executives;
promote the achievement of Board-approved performance targets that are aligned with building shareholder value over the short, medium and long-term; and
recognize and reward strong individual contribution and solid team performance.
A copy of the Remuneration Policy may be found on the Company’s website at www.delhaizegroup.com under the Corporate Governance tab, as an exhibit to the Company’s Corporate Governance Charter. The Company’s Remuneration Policy reflects its desire to reward individual and Company performance in a manner that aligns the interests of the Company’s executives, directors and shareholders while also taking into account market practices and the differences between the Group’s operating companies.
As stated in its Remuneration Policy, the Board of Directors has established financial targets for Company performance and individual targets aligned with the Company’s strategy. Both the structure and the amount of compensation paid to Executive Management are reviewed on an annual basis, and the Board’s compensation decisions take into account both Company and individual performance.
Each member of Executive Management receives compensation in the form of an annual base salary, an annual short-term incentive award and an annual grant of a long-term incentive award. These elements are collectively referred to as “total direct compensation.” In determining the compensation of Executive Management, the Committee considers the compensation paid to executives in comparable positions at other companies, and relies on data and analysis provided to the Committee by an external compensation consultant. The objective is to establish target compensation levels that, as a general rule, are at or around the median market level. The reference companies are those in the retail industry in Europe and the United States, as well as other comparably sized companies in both Europe and the United States, where benchmarking more broadly is appropriate for the position of an executive. This market-based information, together with the experience and scope of responsibilities are taken into account, along with internal equity factors, to determine each executive’s target total direct compensation. The variable performance-based components of the total compensation package are the most significant portion of total direct compensation.
As of March 11, 2014 Delhaize Group modified its Remuneration Policy to take account of changes approved in January 2014 to the Company’s short-term and long-term incentive plan design. The Remuneration Policy includes principles related to unvested equity-based compensation recovery from an officer who has committed a fraud or wrongdoing that results in a restatement of the Company’s financial results. The changes in the Remuneration Policy followed a thorough analysis of its plans for Executive Management to ensure that the design of these plans support the Company’s strategy and remain aligned with market practices.
Executive Compensation Roles and Analysis
Role of the Board of Directors
The Board of Directors, upon the recommendation of the RNC, determines the remuneration of directors and the members of Executive Management.
Role of the Remuneration & Nomination Committee
The role of the RNC is to, among other matters, advise and make recommendations to the Board of Directors on compensation matters. In March 2014, the Board approved dividing the work of the RNC as of May 2014 into two separate committees, the Governance and Nomination Committee, and the Remuneration Committee. The roles and responsibilities of the Remuneration Committee are described in its Terms of Reference and are set forth as Exhibit C to the Corporate Governance Charter.
Role of certain Executive Committee members in Executive Compensation Decisions
The Company’s CEO makes recommendations concerning compensation for Executive Management. These compensation recommendations reflect the results of an annual performance review for each executive. The Company’s Executive Vice President for Human Resources (“CHRO”) assists the CEO in this process. The CHRO also supports the RNC in its evaluation of the CEO’s performance and compensation recommendations, and the General Counsel provides legal advice concerning applicable laws and governance matters.
DELHAIZE GROUP ANNUAL REPORT 2013 REMUNERATION REPORT 55
Executive Management Compensation
The compensation of Executive Management includes the following components:
Annual Base Salary;
Annual Short-term Incentive (“STI”) awards;
Long-term Incentive (“LTI”) awards; and
Other benefits, retirement and post-employment benefits.
When determining compensation for Executive Management, the RNC considers all of these elements.
In general, these components can be categorized as either fixed or variable. The base salary and other benefits, such as retirement and post-employment benefits that are specified contractually or by law, are considered fixed compensation. The short-term incentive award and the different components of the long-term incentive award are considered variable compensation.
Delhaize Group believes that the current proportion of fixed versus variable compensation offers members of Executive Management the right balance of incentives to optimize both the short- and long-term objectives of the Company and its shareholders.
The following graphs illustrate the proportion of fixed versus variable compensation for the CEO and other members of Executive Committee. These charts reflect base salary and target amounts for STI and LTI awards granted in 2013.
BARON BECKERS-
FRANS MULLER
OTHER MEMBERS OF
VIEUJANT
EXECUTIVE COMMITTEE
39%
35%
42%
61%
65%
58%
Variable Fixed
Annual Base Salary
Base salary is a key element of the compensation package. The Company determines short-term incentive awards and long-term incentive awards as percentages of base salary.
Base salary is established and adjusted as a result of an annual review process. This review process considers market practices as well as individual performance.

56 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
Annual Short-Term Incentive Award
The Company’s short-term incentive plan is designed to enhance a performance-based management culture that aims to support the Company’s strategy with clear financial and individual performance targets.
Payment of Short-Term Incentive Awards in 2013
The short-term incentive awards paid in 2013 were based on achievement of both Company and individual performance targets in 2012.
Company Performance Metrics – 50% of the 2013 payment was based on Company performance as measured by Underlying Operating Profit and other relevant metrics. The amount paid could range from 0% to 125% of the target short-term incentive amount in function of achieved performance. For performance between 90% and 110% of the target level, the payment ranged, on a linear basis, from 75% to 125% of the target short-term incentive amount. There was no payment for performance below 90% of the target level.
Individual Performance Metric – 50% of the 2013 payment was based on individual performance. This performance was directly linked to the achievement of 4 to 5 individual targets that were identified through an individual target setting process. The portion of the award tied to individual performance could be funded from 0% to 150% depending on individual performance.
Funding Threshold – In order to fund the Individual Performance Metric of the short-term incentive award the Company had to achieve at least 80% of the Company’s Underlying Operating Profit target.
However, taking into account the economic environment, the Executive Committee voluntarily recommended to the Board of Directors, who agreed, to reduce the total short-term incentive paid to the CEO to 50% of his target, and to reduce the amounts that would otherwise have been paid to other members of the Executive Committee by 20%.
Short-Term Incentive Plan for 2013 and Beyond
With respect to short-term incentive awards that will be paid to members of Executive Management in 2014 based on performance in 2013, the Board of Directors increased the minimum funding threshold noted above to 90% of its Underlying Operating Profit target, and provided that the Company must achieve this threshold in order to pay any short-term incentive award.
In March 2014, the Board approved the funding of the short-term incentive award, subject to the requirements described above.
Long-Term Incentive Awards
The long-term incentive plan is designed to retain the Executive
Management team and reward shareholder value creation. In 2013, the Delhaize Group long-term incentive plan consisted of three components:
Stock options (in Europe) and warrants (in the U.S.);
Performance stock units (in the U.S.); and
Performance cash grants.
For members of the Executive Committee (other than the CEO) who participated in the European components of the long-term Incentive plan, the 2013 grant consisted solely of stock options and performance cash, split equally to provide the total value of their respective target long-term incentive awards.
For Executive Committee members (other than the CEO) who participated in the US components of the long-term incentive plan, the 2013 grant consisted solely of performance stock units and warrants, split equally to provide the total value of their respective target long-term incentive awards.
For the CEOs the 2013 grant consisted of stock options, warrants, performance stock units and performance cash.
In 2014, the long-term incentive plan has been changed in order to:
simplify the compensation structure to create more clarity and improve the link between pay and performance, and to ensure that the plans are aligned with the Company’s strategy; and
establish a more direct link between executive compensation incentives and shareholder value creation.
The long-term incentive grants for Executive Management will consist solely of stock options (or warrants in the US) and performance stock units.
The Performance Cash Plan will be discontinued.

Stock Options / Warrants
In 2013, 203 937 stock options (pursuant to European plans) and 77 037 warrants (pursuant to US plans) were granted to the Executive Committee.
The exercise prices per share for the stock options granted on ordinary shares traded on NYSE Euronext Brussels were:
€49.85, for the grant made in May, 2013,
€43.67, for the grant made in November, 2013, and
€41.71, for the grant made in December, 2013.
The exercise prices per share for warrants related to the Company’s American Depositary Shares traded on the NYSE were:
$64.75, for the grants made in May, 2013, and
$58.40, for the grant made in November, 2013.
European Plan
Following European market practice, stock options granted in 2013 under the non-U.S. 2007 Stock Option Plan for members of Executive Management participating in the European-based plan vest at the end of an approximately three-and-a-half-year period following the grant date (“cliff vesting”).
US Plan
Following U.S. market practice, the stock options granted in 2013 under the Delhaize Group 2012 U.S. Stock Incentive Plan for executives participating in the Group’s U.S. plan vest in equal annual instalments of one third over a three-year period following the grant date.
For more details on the share-based incentive plans see Note 21.3 in the financial statements and the Remuneration Policy.
The value of the stock options/warrants determines the number of options/warrants awarded. The value is determined each year at the time of the grant using the Black-Scholes-Merton formula. The value of the stock options/warrants may vary from year to year. As a result, the total number of stock options/warrants granted can also be different from year to year. The ultimate value received by participants who become vested will depend on the performance of the Company’s stock price from the grant date.
In 2013, 300 000 options were exercised by the members of the Executive Committee and 44 904 stock options expired.
DELHAIZE GROUP ANNUAL REPORT 2013 REMUNERATION REPORT 57
Performance Stock Units
In 2013 the Company awarded performance stock units under its Del-haize America 2012 Restricted Stock Unit plan. The performance stock units are subject to cliff vesting after 3 years, Delhaize Group performance and employment by the Company at the time of vesting.
In 2013, 32 359 performance stock units were granted to the Executive Committee.
For the 2013 grant the performance requirement will be measured over a three-year performance period (2013-2015). The vesting of the award depends on performance by the Company against Board-approved financial targets for return on invested capital (“ROIC”). Upon close of the performance period and vesting, participants will receive ADRs representing shares of Delhaize Group stock. The number of ADRs received will vary from 0% to 100% of the awarded number of performance stock units in function of the achieved average ROIC over the three-year performance period compared to the target.
In March 2014, the Board of Directors decided to recommend shareholder approval at the ordinary shareholders’ meeting to be held on May 22, 2014 of a new Delhaize Group 2014 EU Performance Stock Unit Plan. Under this plan, European members of Executive Management will be awarded performance stock units that will vest three years after the grant date, subject to achievement of performance conditions. The Board of Directors decided in January 2014 that the metric for determining the amount of units vested at the end of three years for performance stock units granted under the US plan and under the new European Performance Stock Unit Plan (subject to approval by shareholders at the ordinary shareholders’ meeting) will no longer be based on ROIC but on a formula to measure Shareholder Value Creation. The Shareholder Value Creation metric will be measured over a 3-year period, based on the formula of 6 times underlying EBITDA minus net debt. As of the 2014 grant, the number of ADRs and/or ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units in function of the achieved performance over the three-year performance period compared to the target.

58 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
Performance Cash Grant
As of 2014, there will be no further grants under the Performance Cash Plan.
Awards made to Executive Management related to the 2010—2012 performance period were paid in 2013, and awards made to Executive Management related to the 2011-2013 performance period will be paid in 2014.
The value of the performance cash award granted for each three year performance period, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payments made in 2013 related to the 2010—2012 performance period were based on achievements against targets set in 2010. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for ROIC and compounded annual revenue growth. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.
The Board sets these targets each year based upon its growth expectations for the ensuing three-year performance period. These performance target goals included minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.
At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual pay-out is calculated. Participants receive between 0% and 150% of the target cash award in function of achieved performance. 150% of the target award is paid when actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth.
Restricted Stock Units
Prior to 2013, U.S. members of Executive Management received restricted stock units (“RSUs”) as part of variable compensation. The RSUs vested 25% on each of the second, third, fourth and fifth anniversaries of the date of grant. There have been no RSU grants after 2012.
Other Benefits, Retirement and Post-employment Benefits Other Benefits
For members of Executive Management other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits, cash payments in connection with stock option grants (for members of Executive Management residing in Belgium) and an allowance for financial planning (for U.S. members of Executive Management). The Company does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of Executive Management.
Delhaize Group believes these benefits are appropriate for Executive Management’s responsibilities and believes they are consistent with the Group’s philosophy and culture and with current market practices.
Retirement and Post-Employment Benefits
The members of Executive Management benefit from pension plans, which vary regionally.
In 2013, U.S. members of Executive Management who were employed by the Company in 2012 participated in a defined benefit plan (that has been frozen) and a defined contribution plan in their respective operating companies.
The non-U.S. members of Executive Management participate in the Belgian plan, a non-contributory defined contribution plan (the new plan), which in 2010 replaced a contributory defined benefit plan (the old plan), that was in part based on the executive’s years of service with the Company.
In 2010, the members of Executive Management who participated in the old plan were offered the option to switch to the new plan or to continue in the old plan. All current Executive Management members participate in the new plan. Members of Executive Management who were participating in the old plan and switched to the new plan in 2010 for future service remain entitled to retirement benefits under the old plan for past service.
One member of Executive Management who retired in 2013, Michael Waller, was entitled to receive a supplemental retirement benefit, pursuant to a program that was discontinued in 2009. No current members of Executive Management have any similar supplemental plan benefits.
Executive Committee Share Ownership Guidelines
Delhaize Group believes that the Executive Committee should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and the Executive Committee. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.
Under these guidelines and during their active employment, the CEO and the other members of the Executive Committee are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples were set as follows:
MULTIPLE OF ANNUAL BASE SALARY
CEO
300%
Executive Committee $ payroll
200%
Executive Committee € payroll
100%
The difference between U.S.-based and European-based Executive Committee members is due to the different market practices in these regions and the differences between the instruments available for Executive Committee members remuneration.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ REMUNERATION REPORT ▶ 59

## ▶▶ OVERVIEW OF 2013 **EXECUTIVE COMMITTEE COMPOSITION** AND **TOTAL COMPENSATION PAID**

The following tables summarize the different compensation components for 2012 and 2013 for the CEOs individually and for the other members of the Executive Committee in the aggregate.

### CEOs

Baron Beckers-Vieujant was CEO until November 7, 2013, after which he remained as an employee in an executive role until December 31, 2013. The tables below show the full compensation for both roles (through December 31, 2013).

Mr. Frans Muller entered into a management contract with the Company on October 14, 2013, and was appointed as President and CEO of Delhaize Group effective November 8, 2013.

Mr. Muller is compensated for his services according to the different components of the compensation as indicated hereunder.

### Executive Committee

| Name | 2012 | 2013 | Current Member of Executive Committee |
|---|---|---|---|
| Frans Muller | N/A | Beginning November 8 | Yes |
| Baron Beckers-Vieujant | Full year | Ending December 31 | No |
| Pierre Bouchut | Beginning 19 March | Full year | Yes |
| Stéfan Descheemaeker | Full year | Ending October 31 | No |
| Michel Eeckhout | Ending December 31 | N/A | No |
| Ron Hodge | Ending October 15 | N/A | No |
| Nicolas Hollanders | Full year | Full year | No |
| Kostas Macheras | Full year | Full year | Yes |
| Maura Smith | N/A | Beginning May 2 | Yes |
| Roland Smith | Beginning October 15 | Ending September 4 | No |
| Michael Waller | Full year | Ending June 30 | No |

### Summary of total compensation paid

The table shown hereunder is based on the actual compensation payments received by members of the Executive Committee during 2012 and 2013.

| (in millions €) | Baron Beckers-Vieujant | | Frans Muller | | Other members of the Executive Committee[3] | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2012 | 2013 | 2012 | 2013 |
| Base Salary[1] | 0.97 | 0.97 | N/A | 0.21 | 3.28 | 2.87 |
| Short-Term Incentive[2] | 0.41 | 0.41 | N/A | N/A | 1.06 | 0.97 |
| LTI - Performance Cash Grants[2][4] | 0.85 | 0.66 | N/A | N/A | 1.41 | 0.65 |
| Other Short-Term Benefits | 0.05 | 0.09 | N/A | 0.04 | 0.25 | 0.21 |
| Retirement and Post-Employment Benefits | 0.76 | 0.91 | N/A | 0.03 | 1.13 | 0.49 |
| **Total** | **3.04** | **3.04** | **N/A** | **0.28** | **7.13** | **5.19** |

(1) Amounts are gross before deduction of withholding taxes and social security levy.

(2) Short-term incentive amount is based on the performance of prior year, and for Belgian-based executives, the short-term incentive and LTI performance cash amounts include the Belgian legal holiday pay on variable compensation.

(3) In 2013, there were 7 members of the Executive Committee, and in 2012 there were 8 members, in both cases excluding the CEOs.

(4) The pay-out in 2012 is based on the 2009-2011 LTI performance cash plan, and the pay-out in 2013 in based on the 2010-2012 LTI performance cash plan.

### Stock options/warrants and performance stock units granted

The following table shows the number of stock options/warrants and performance stock units granted to the CEOs and the different members of the Executive Committee during the period 2012-2013.

| | 2012 | | | | 2013 | | | |
|---|---|---|---|---|---|---|---|---|
| Names | Stock options | Warrants | Restricted stock units | Performance stock units | Stock options | Warrants | Restricted stock units | Performance stock units |
| Frans Muller | | | | N/A | 15 731 | 11 237 | N/A | 3 979 |
| Baron Beckers-Vieujant | 16 000 | 16 000 | 12 000 | N/A | 18 959 | 29 291 | N/A | 15 176 |
| Pierre Bouchut | 38 072 | | | N/A | 26 720 | | N/A | |
| Pierre Bouchut[1] | | | | | 93 063 | | | |
| Stéfan Descheemaecker | 35 576 | | | N/A | 21 711 | | N/A | |
| Michel Eeckhout | 23 176 | | | N/A | | | N/A | |
| Ron Hodge | | 25 381 | 5 198 | N/A | | | N/A | |
| Nicolas Hollanders | 14 238 | | 1 466 | N/A | 8 689 | | N/A | 1 855 |
| Kostas Macheras | 41 299 | | | N/A | 19 064 | | N/A | |
| Maura Smith | | | | N/A | | 21 627 | N/A | 6 723 |
| Roland Smith | | 300 000 | 40 000 | N/A | | | N/A | |
| Michael Waller | | 17 995 | 3 685 | N/A | | 14 882 | N/A | 4 626 |
| **Total** | **168 361** | **359 376** | **62 349** | **0** | **203 937** | **77 037** | **0** | **32 359** |

(1) On December 24th, 2013, Mr. Pierre Bouchut received a grant of 93 063 options under the non-U.S. 2007 stock option plan as a retention award. Those options will vest as of January 4, 2017.

60 DELHAIZE GROUP ANNUAL REPORT 2013 CORPORATE GOVERNANCE
New members of the Executive Committee will be allowed a period of five years to achieve the recommended share ownership levels. The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.
Main Contractual Terms of Hiring and Termination of Executive Management
The Company’s Executive Management is compensated in accordance with the Company’s Remuneration Policy. Each member of Executive Management has an employment agreement or management contract that has been approved by the Board of Directors, with total direct compensation determined by reference to data provided by a compensation consultant for similar positions in Europe and/or the US, and taking into account each person’s experience, skills and expected contributions. Executive Management is required to abide by the Company’s policies and procedures, including the Company’s Guide for Ethical Business Conduct, and is subject to confidentiality and non-compete obligations to the extent permitted by applicable law. Executive Management is also subject to other clauses which are typically included in employment agreements or management contracts for executives.
2013 Executive Committee Changes
In 2013, Delhaize Group underwent a significant transition in its leadership which resulted in the Company reaching mutually satisfactory separation agreements with four members of the Executive Committee, and appointing two new members of the Executive Committee, as more specifically discussed below.
On May 8, 2013, the Board of Directors and the former CEO of the Group, Baron Beckers-Vieujant, announced that they reached an agreement with respect to his retirement as the CEO of the Group by the end of 2013. As a result of Baron Becker-Vieujant’s retirement, the Group recognized in 2013 termination benefits of €7.7 million, based on 18 months of total direct compensation and benefits, and a contribution to the Group’s defined contribution pension plan.
The Company also announced the retirement of Michael Waller, Executive Vice President, General Counsel and General Secretary of the Group, effective June 30, 2013. Mr. Waller, a US member of the Executive Committee, became eligible to receive certain post-employment retirement benefits provided for in his employment agreement that were previously provisioned by the Company.
On September 4, 2013, the Company announced the resignation of Roland Smith, CEO of Delhaize America. As a result, the Group recognized in 2013 termination benefits of €2.8 million, based on 18 months of total cash compensation (which includes base salary and short-term incentive bonus) and benefits.
On October 4, 2013, the Company announced the resignation of Stéfan Descheemaeker, CEO of Delhaize Europe. As a result, the Group recognized in 2013 termination benefits of €0.9 million, based on ten months of total cash compensation and benefits.
In 2013, the Group also recorded an additional aggregate amount of €4.3 million related to the acceleration or forward vesting of the foregoing executives’ previously awarded long-term incentive grants, and €1.5 million in Belgian social security contributions.
In May, 2013, the Company entered into a U.S. employment agreement and an international assignment agreement with Maura Smith, who assumed Mr. Waller’s role as Executive Vice President, General Counsel and General Secretary upon his retirement. Her contract provides for a payment equal to twelve months of total cash compensation and ben-efits in the event the Company terminates her employment agreement without cause or if terminated by Ms. Smith for good reason. The termination would also result in accelerated vesting of all of her outstanding long-term equity incentive awards.
In August 2013, following the announcement of the retirement of the Delhaize Group CEO by the end of 2013, the Company established a retention program to maintain management stability and focus on the Company’s business plans, with cash awards paid to participants, including certain members of the Executive Committee, if they are still employed on July 31, 2014. In addition, as a further retention incentive, the Company entered into an amended employment agreement with Pierre Bouchut, CFO of the Group, on October 31, 2013. The amended agreement provides him with termination benefits equal to a maximum of 18 months of total direct compensation and benefits in the event the Company terminates his employment agreement without cause or if terminated by Mr. Bouchut for good reason. The termination would also result in the forward vesting of previously awarded long-term incentive awards. He was also awarded 93 063 stock options under the terms and conditions of the Company’s European stock option plan.
In October, 2013, the Company entered into a management agreement with Frans Muller, who assumed the role of President and CEO of the Group, succeeding Baron Beckers-Vieujant. The management agreement provides for a termination indemnity of 18 months of total cash compensation and benefits in the event the Company terminates his management contract without cause or if terminated by Mr. Muller for good reason. The termination would not alter the terms related to vesting, or result in the cancelation, of his outstanding long-term equity incentive awards.
2014 Executive Committee Changes Announced
On March 13, 2014, Nicolas Hollanders, Executive Vice President HR, IT and Sustainability, and the Company entered into a mutually satisfactory separation agreement that provided Mr. Hollanders with ten months of total direct compensation and benefits, and accelerated or forward vesting of his previously awarded long-term incentive grants. Effective May 1, 2014, Marc Croonen will join the Group and be appointed to the Executive Committee, as the new Executive Vice President HR, Internal

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► REMUNERATION REPORT ► 61

Communications and Sustainability. His employment agreement provides for a payment equal to twelve months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if terminated by Mr. Croonen for good reason. The termination would also result in the forward vesting of all of his outstanding long-term equity incentive awards.

Effective April 1, 2014, Dirk Van den Berghe was appointed to the Executive Committee. Mr. Van den Berghe is the CEO of Delhaize Belgium and Luxembourg. His employment agreement does not provide for a severance payment in case of termination. His severance payment will therefore be determined pursuant to Belgian law.

For sake of completeness, Kostas Macheras continues to be a member of Executive Committee, and his Greek employment agreement provides for a payment equal to 24 months of total cash compensation in the event the Company terminates his employment without cause, in case of retirement or, if terminated by Mr. Macheras for good reason. The termination would also result in forward vesting of all of his outstanding long-term equity incentive awards. The above-mentioned Greek employment relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary.

## Overview of Director Remuneration

The Company's directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, which is not to exceed the maximum amounts set by the Company's shareholders. The maximum amount approved by the shareholders at the Ordinary Shareholders' Meeting of May 26, 2011 is (i) to the directors as compensation for their positions as directors, an amount of up to €80 000 per year per director, and (ii) to the Chairman of the Board, an amount of up to €160 000 per year. The above-mentioned amounts are increased by an amount of up to €10 000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to €15 000 per year for the Chairman of any standing committee of the Board. The Board proposes that the Ordinary Shareholders' Meeting of May 22, 2014 approves the increase, as from May 22, 2014, of the amount paid per year (i) by €40,000 to the Chairman of the Board, (ii) by €5,000 to each member of the Audit & Finance Committee (other than the Chairman of the Committee), and (iii) by €10,000 to the Chairman of the Audit & Finance Committee. Non-Executive Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director of the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2013, 2012 and 2011 is presented in the table on this page. All amounts presented are gross amounts before deduction of withholding tax.

| | 2011 | 2012 | 2013 |
|---|---|---|---|
| Count Jacobs de Hagen[1] | €175 000 | €69 231 | €0 |
| Mats Jansson[2] | €53 901 | €138 352 | €170 000 |
| Claire Babrowski | €90 000 | €90 000 | €90 000 |
| Shari Ballard[3] | €0 | €48 352 | €86 071 |
| François Cornélis[4] | €32 088 | €0 | €0 |
| Count de Pret Roose de Calesberg[5] | €36 099 | €0 | €0 |
| Jacques de Vaucleroy[6] | €85 989 | €90 000 | €90 000 |
| Liz Doherty[7] | €0 | €0 | €54 643 |
| Hugh Farrington[8] | €90 000 | €93 022 | €95 000 |
| Count Goblet d'Alviella[9] | €45 000 | €0 | €0 |
| Jean-Pierre Hansen[10] | €47 912 | €86 044 | €45 000 |
| Bill McEwan[11] | €47 912 | €86 044 | €90 000 |
| Robert J. Murray[12] | €80 000 | €31 648 | €0 |
| Didier Smits | €80 000 | €80 000 | €80 000 |
| Jack Stahl | €95 000 | €95 000 | €95 000 |
| Baron Luc Vansteenkiste | €90 000 | €90 000 | €90 000 |
| Baron Beckers - Vieujant[13] | €80 000 | €80 000 | €80 000 |
| **Total** | **€1 128 901** | **€1 077 693** | **€1 065 714** |

(1) Prorated: Count Jacobs de Hagen resigned from the Board of Directors effective May 24, 2012.
(2) Prorated: Mr Jansson joined the Board of Directors effective May 26, 2011 and became Chairman effective May 24, 2012.
(3) Prorated: Mrs Ballard joined the Board of Directors effective May 24, 2012 and joined the R&N Committee effective May 23, 2013.
(4) Prorated: Mr Cornélis resigned from the Board of Directors effective May 26, 2011.
(5) Prorated: Count de Pret Roose de Calesberg resigned from the Board of Directors effective May 26, 2011.
(6) Prorated: Mr de Vaucleroy joined the R&N Committee effective May 26, 2011.
(7) Prorated: Mrs Doherty joined the Board of Directors and the Audit Committee effective May 23, 2013.
(8) Prorated: Mr Farrington became chairman of the R&N Committee effective May 24, 2012.
(9) Prorated: Count Goblet d'Alviella resigned from the Board of Directors effective June 30, 2011.
(10) Prorated: Mr Hansen joined the Board of Directors effective May 26, 2011, became member of the Audit Committee effective May 24, 2012 and resigned from the Board of Directors effective June 30, 2013.
(11) Prorated: Mr McEwan joined the Board effective May 26, 2011 and became member of the R&N Committee effective May 26, 2012.
(12) Prorated: Mr Murray resigned from the R&N Committee effective May 25, 2011 and from the Board of Directors effective May 24, 2012.
(13) The amounts solely relate to the remuneration as director and exclude his compensation as CEO that is separately disclosed in this Remuneration Report.

**CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS**

Statements that are included or incorporated by reference in this Remuneration Report, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "guidance," "outlook," "projected," "believe," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors. Delhaize Group disclaims any obligation to announce publicly any revision to any of the forward-looking statements contained in this Remuneration Report.

62 DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS
RISK FACTORS
THE FOLLOWING DISCUSSION REFLECTS BUSINESS RISKS THAT ARE EVALUATED BY OUR MANAGEMENT AND OUR BOARD OF DIRECTORS. THIS SECTION
SHOULD BE READ CAREFULLY IN RELATION TO OUR PROSPECTS AND THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT. ANY OF THE FOLLOWING RISKS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR LIQUIDITY AND, COULD LEAD TO IMPAIRMENT LOSSES ON GOODWILL, INTANGIBLE ASSETS AND OTHER ASSETS. THERE MAY BE ADDITIONAL RISKS OF WHICH THE GROUP IS UNAWARE. THERE MAY ALSO BE RISKS THE GROUP NOW BELIEVES TO BE IMMATERIAL, BUT WHICH COULD EVOLVE TO HAVE A MATERIAL ADVERSE EFFECT.
Strategic Risks
Macro-economic Risk
Major macro-economic risks of Delhaize Group are reduced consumer spending, cost inflation or deflation and possible consequences of the sovereign debt crisis in Europe. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can negatively impact profitability due to pressure on sales and margins. If labor cost and the cost of goods sold, which are the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group’s profitability. In addition, rising fuel and energy prices can increase the Group’s heating, lighting, cooling and transportation costs. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.
Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2013, 61% of the Group’s revenues were generated in the U.S. (2012: 62%), where its stores are located on the East Coast. Consequently, the Group’s operations depend significantly upon the economic conditions in this area.
In Europe and in particular in Greece, Delhaize Group is exposed to the possible aftermath of the sovereign debt crisis. This will likely continue to have an adverse impact on consumer spending and may cause the company to impair assets and record lower contribution in operating results.
Expansion Risk
Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms, for properties that are suitable for its needs. If the Group fails to secure such properties on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew leases on its existing stores on commercially acceptable terms.
Acquisition and Integration Risk
Delhaize Group may pursue acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. These risks include, but are not limited to, incurring significantly higher than anticipated financing costs and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the overburdening of our management resources. Realization of the anticipated benefits of an acquisition, store renovations, market renewal or store opening may take several years or may not occur at all. The above risks may also have a negative impact on goodwill recognized in the financial statements in connection with acquisitions (see also Note 6 “Goodwill” in the Financial Statements). Acquisitions may, in general, place a significant strain on our management, operational, financial and other resources. The lack of suitable acquisition targets at acceptable prices may limit the Group’s opportunities.
Divestiture Risk
We regularly evaluate the potential disposition of assets and businesses that may no longer help us meet our objectives. When we decide to sell assets or a business, we may encounter difficulty in finding suitable buyers or developing alternative exit strategies on acceptable terms in a timely manner. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience greater dis-synergies than expected. After reaching an agreement with a buyer for the disposition of a business, we are subject to the risk of reaching satisfactory closing conditions as well as to the risk of failing to obtain necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing service agreements, equity ownership, guarantees, indemnities or other financial obligations. The company’s business or financial results may be negatively affected if divestitures are not successfully completed.
Risk Related to Competitive Activity
The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, its net income and cash generated from operations could be affected.
Operational Risks
Risk Related to Events of Exceptional Nature
Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature including, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Group continuously evaluates and addresses possible threats linked to external events and has taken certain measures, such as business continuity plans where appropriate. The effectiveness of the Group’s preventive measures in limiting financial losses will vary according to the nature and severity of any exceptional event, and the extent to which such losses may be recovered through the Group’s insurance coverage discussed below in “Insurance Risk.”
Risk Related to Social Actions
At the end of 2013, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania, Greece and Serbia. In its U.S. operations, the Group has union representation in one of its nine distribution centers, for which a collective bargaining agreement with the union is in effect until February 2015.
Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or other parts of its work-force, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers on its independent store operations.
Risk Related to Information Technology Systems
Delhaize Group’s operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained and operated by internal experts or external suppliers. Failure of these systems may cause disruptions in Delhaize Group’s operations, affecting sales and profitability. Delhaize Group has a strategy in place to renew the majority of these systems by leading standard packages
DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS 63
and technologies. In addition, there are ongoing efforts to stabilise these “legacy” systems in order to ensure the continuity of business operations. If third parties are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties improper access to our customers’ personal information or credit and debit card information, we could be subject to claims from our customers. This liability could, for instance, include claims related to unauthorized purchases with credit card information; identity theft or other similar fraud-related claims. Any such liability for misappropriation of this information could decrease our profitability. Our information security measures are designed to minimize exposure to security breaches, but our failure to prevent such breaches could subject us to liability, damage our reputation and diminish the value of our brand names.
Risk Related to Our Affiliated Stores and Franchisees
Approximately 20% of the stores in our sales network are affiliated or franchised in Europe. The operators of our affiliated and franchised stores operate their stores as independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results.
Risk Related to our Prices and Our Suppliers
Significant disruptions in the operations of, or in our relationships with, our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of international suppliers in each of the regions where we operate. The Group has committed to achieve certain goals related to the sustainable sourcing of our products, and this sourcing may be impacted by elements outside of Delhaize Group’s control and may include political and economic instability in the countries in which suppliers are located, their financial instability and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.
Financial Risks
Delhaize Group has identified its principal financial risks as follows: (i) the exposure associated with the ability to continuously fund its operations, (ii) adverse interest rate and currency movements, (iii) the credit quality of its financial counterparties, (iv) fluctuations in its share price within the framework of its share-based compensation plans, and (v) the funding of its pension plans.

64 DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS
In order to manage its identified and quantified market risks, Delhaize Group uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments. These financial instruments are not used for speculative purposes.
Funding and Liquidity Risk
Funding and liquidity risk is the risk that the Group will encounter difficulty in meeting payment obligations when they come due. Del-haize Group manages this exposure by closely monitoring its liquidity resources, consisting of a combination of retained cash flows, bank facilities, long-term debt and leases, which are essential to fulfil working capital, capital expenditures and debt servicing requirements.
Delhaize Group operates an international cash-pooling structure in order to centralize cash on a daily basis wherever possible. At year-end 2013 the Group’s cash and cash equivalents amounted to €1 149 million. Delhaize Group also monitors the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Note 18.2 “Short-term Borrowings” in the Financial Statements). At year-end 2013, the Group had committed and undrawn credit lines totalling €725 million. These credit lines consisted of a syndicated multicurrency credit facility of €600 million for the Company and certain of its subsidiaries including Delhaize America, LLC and €125 million of bilateral credit facilities for the European entities. In addition, the Group had €25 million of committed credit facilities for letters of credit and guarantees of which €9 million was used. At December 31, 2013, the maturities of the committed credit facilities were as follows: €25 million maturing in 2014, €75 million maturing in 2015 and €650 million maturing in 2016.
Delhaize Group pro-actively monitors the maturities of its outstanding debt in order to reduce refinancing risk. At December 31, 2013, the expected redemption values of the long-term debt through 2018 were €210 million in 2014, €1 million in 2015, €7 million in 2016, €325 million in 2017 and €400 million in 2018 after the effect of interest rate swaps and cross-currency interest rate swaps. As described in Note 18.1 “Long-term Debt” in the Financial Statements the debt maturing in 2014 has been largely refinanced and no significant principal payment of financial debt is due until 2017. Delhaize Group’s long-term issuer ratings from Standard & Poor’s and Moody’s are BBB- (stable) and Baa3 (stable) respectively. These credit ratings are supported by cross-guarantee arrangements among Delhaize Group and substantially all of Delhaize Group’s U.S. subsidiaries, whereby the entities are guaranteeing each other’s financial debt obligations. Delhaize Group leverages its investment grade credit rating to optimally refinance maturing debt.
As also described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” in the Financial Statements, the Group is subject to certain financial and non-financial covenants related to its long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.
Interest Rate Risk
Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.
Delhaize Group’s interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates.
Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of its interest rate risk management activities, the Group may enter into interest rate swap agreements (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements). At the end of 2013, 74.3% of the financial debt after swaps of the Group carried a fixed interest rate (2012: 75.8%; 2011: 75.1%).
The sensitivity analysis presented in the table on the page 66 estimates the impact on the net financial expenses (with all other variables held constant) and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval.
Currency Risk
Delhaize Group’s foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group’s income statement, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements).
Translation exposure
The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euros (see also Note 2.3 “Summary of Significant Accounting Policies” in the Financial Statements with respect to translation of foreign currencies).
Delhaize Group does not hedge this “translation exposure”. However, the Group aims to minimize this exposure by funding the operations of Delhaize Group’s entities in their local currency, wherever feasible. If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group’s net profit would have increased/decreased by €1 million in 2013 (€2 million in 2012 and 2011), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.
In 2013, 64% of the Group’s EBITDA was generated in U.S. dollars (63% and 69% in 2012 and 2011, respectively). At December 31, 2013, 69% of

DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS 65
the Group’s financial debt after cross-currency swaps was denominated in U.S. dollars (65% and 71% in 2012 and 2011, respectively).
Transaction exposure
The Group’s exposure to fluctuations in foreign currency movements in its business operations is limited as operating companies’ purchases and sales are primarily denominated in their functional currency. The Group is exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2013, the U.S. dollar had strengthened/weakened by 14% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2013 using a 95% confidence interval), the Group’s net profit (all other variables held constant) would have been €4 million higher/lower (2012 and 2011: also €4 million higher/lower with a rate shift of 17% and 22%, respectively). Due to the financing structure of the Group, such a change in the Euro/U.S. dollar exchange rate would have no impact on the equity of Delhaize Group.
Credit Risk/Counterparty Risk
Credit risk is the risk that one party to an agreement will cause a finan-cial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short term deposits and derivative instruments.
In order to reduce its counterparty risk, Delhaize Group enters from time to time into netting agreements with counterparties whereby the amounts owed by the parties can and will be offset if certain conditions are met (see Note 10.2 “Offsetting of Financial Instruments” in the Financial Statements).
The credit risk on trade receivables relates mainly to the wholesale activity in Belgium. The Group covers parts of this risk by entering into credit insurance policies with external insurers. The contracts contain stop-loss clauses and maximum liability amounts that provide sufficient cover against possible annual credit losses. In connection with the cash and cash equivalents, short term deposits and derivative instruments Delhaize Group requires a minimum credit quality for its financial investments (see Notes 11 “Investments in Securities” and 14 “Receivables” in the Financial Statements for further details).
Delhaize Group requires a minimum short term rating of A1/P1 and a minimum long term rating of A2/A for its deposit and investment transactions. Delhaize Group may deviate from this requirement from time to time for operational reasons.
The Group’s exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk.
Share-Based Incentive Plans Risk
The Group offers various equity-settled incentive plans (Stock Options, Warrants, Performance Stock Units and Restricted Stock Units). Delhaize Group hedges the risk arising from those plans by buying, from time to time, treasury shares and/or derivatives.
The Group’s exposure to share-based incentive plans is reviewed at least quarterly and at the inception of any new plan. For further information about share-based incentive plans, refer to Note 21.3 “Share-Based Compensation” in the Financial Statements.
Pension Plan Risk
Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.
A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds. A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.
Delhaize Group operates defined benefit plans at several of its entities and approximately 24% of Delhaize Group’s associates were covered by defined benefit plans at the end of 2013.
If, at the balance sheet date, the fair value of the plan assets of a defined benefit plan, are lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical “underfunding risk” at that moment in time. At the end of 2013, Delhaize Group recognized a net liability of €117 million (2012: €136 million; 2011: €93 million) to cover such underfunding.
Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 “Pension Plans” in the Financial Statements.
Insurance Risk
The Group manages its insurable risk through a combination of external insurance coverage and self-insured retention programs. In deciding whether to purchase external insurance or use self-insured retention programs, the Group considers the frequency and severity of losses, its experience in mitigating risk through safety and other internal risk prevention programs, the cost and terms of external insurance, and whether external insurance coverage is mandatory.
External insurance is used when available at reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of the Group’s risk exposure, by comparison to

66 DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS
DECEMBER 31, 2013
Currency Reference Interest Rate Shift Impact on Net Financial Impact on Equity
Expenses
Euro 0.29% Increase/Decrease by 9 basis points Decrease/Increase by €0.11 million -
U.S. dollar 0.25% Increase/Decrease by 3 basis points Decrease/Increase by €0.08 million Decrease/Increase by €0.2 million
Total Decrease/Increase by €0.19 million Decrease/Increase by €0.2 million
DECEMBER 31, 2012
Currency Reference Interest Rate Shift Impact on Net Financial Impact on Equity
Expenses
Euro 0.19% Increase/Decrease by 7 basis points Decrease/Increase by €0.09 million -
U.S. dollar 0.31% Increase/Decrease by 4 basis points Decrease/Increase by €0.17 million Decrease/Increase by €0.2 million
Total Decrease/Increase by €0.26 million Decrease/Increase by €0.2 million
DECEMBER 31, 2011
Currency Reference Interest Rate Shift Impact on Net Financial Impact on Equity
Expenses
Euro 1.36% Increase/Decrease by 29 basis points Increase/Decrease by €0.1 million -
U.S. dollar 0.58% Increase/Decrease by 11 basis points Decrease/Increase by €0.5 million Decrease/Increase by €0.6 million
Total Decrease/Increase by €0.4 million Decrease/Increase by €0.6 million industry standards and by assessment of financial capacity in the insurance markets.
The main risks covered by Delhaize Group’s insurance programs are property, liability and health-care. The U.S. operations of Delhaize Group use self-insured retention programs for workers’ compensation, general liability, automotive accident, pharmacy claims, and healthcare (including medical, pharmacy, dental and short-term disability). Delhaize Group also uses captive insurance programs to provide flexibility and optimize costs. In the event of a substantial loss there is a risk that external insurance coverage may not be sufficient to cover the loss. It is possible that the financial condition of an external insurer may deteriorate over time in which case the insurer may be unable to meet the obligation to pay a loss. It is possible that due to changes in financial or insurance markets that Delhaize Group will be unable to continue to purchase certain insurance coverage on commercially reasonable terms.
Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. Delhaize Group believes these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require Delhaize Group to make significant expenditures in excess of existing reserves.
Self-insurance provisions of €133 million are included as a liability on the balance sheet as of December 31, 2013. More information on self-insurance can be found in Note 20.2 “Self Insurance Provisions” and related investments held to cover the self-insurance exposure are included in Note 11 “Investments in Securities” to the Financial Statements.
If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves, the Group’s financial condition and results of operation may be adversely affected.
Compliance and Regulatory Risks
Litigation Risk
From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims, product liability claims, environment liability claims and other proceedings arising in the ordinary course of business. The Group regularly reviews its exposure to the claims and litigation arising in the normal course of operations. It recognizes a provision when it has a present obligation as a result of a past event, it is probable that an out-flow of economic resources will be required to settle the obligation, and the amount of obligation can be reliably estimated. As of December 31, 2013 the Group believes that it has made adequate provisions for such exposures. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group’s financial statements. More information on pending litigation can be found in Note 34 “Contingencies” in the Financial Statements.
Regulatory Risk
Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health and safety, environmental protection, community right-to-know, information security and data protection, alcoholic beverage and tobacco sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage licenses. In certain jurisdictions, Delhaize Group is prohibited from selling alcoholic beverages in its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition or results of operations. The Group is subject to a variety of antitrust and similar legislation in the countries in which it operates. In a number of geographies, the Group has a large number of stores which may make future significant acquisitions more difficult. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behaviour. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations, investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proven, Delhaize Group may be subject to significant fines, damages, awards and other expenses, and its reputation may be harmed. For information on pending antitrust matters, see Note 34 “Contingencies” in the Financial Statements.
Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. The Guide for Ethical Business Conduct that replaced the former Code of Conduct was implemented in 2010 and policies have been adopted to further support its compliance program. In addition anti-fraud and other appropriate training has been implemented within the Group.
Product Liability Risk
The packaging, marketing, distribution and sale of food products entail an inherent risk of exposure to claims for product liability, and product recall. Such products may contain contaminants that may be inadvertently distributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. The Group purchases insurance to cover such risk. However, if a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations. Delhaize Group is committed to providing its customers with safe food products. The Group has food safety guidelines and policies in place in each country where it operates, and they are vigorously followed.
DELHAIZE GROUP ANNUAL REPORT 2013 RISK FACTORS 67
Risk of Environmental Liability
Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are located, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at its operating companies to identify, prioritize and resolve adverse environmental conditions.
Risk Related to Internal Controls
Undetected control weaknesses or controls that function ineffectively may result in loss and if material, a financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect fraud, the circumvention of overriding controls or human error. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group’s business and operating results could be harmed, and it could fail to meet its reporting obligations.
As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group’s internal control over financial reporting.
The Group’s 2012 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting is effective as of December 31, 2012. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2012.
Tax Audit Risk
Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 “Contingencies” in the Financial Statements.

FINANCIAL
STATEMENTS

Consolidated Balance Sheet
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
1. General Information
2. Significant Accounting Policies
3. Segment Information
4. Business Combinations and Acquisition of Non-controlling Interests
5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations
6. Goodwill
7. Intangible Assets
8. Property, Plant and Equipment
9. Investment Property

10.	Categorization and Offsetting of Financial Instruments
11.	Investments in Securities
12.	Other Financial Assets
13.	Inventories
14.	Receivables
15.	Cash and Cash Equivalents
16.	Equity
17.	Dividends
18.	Financial Liabilities
19.	Derivative Financial Instruments and Hedging
20.	Provisions
21.	Employee Benefits
22.	Income Taxes
23.	Accrued Expenses
24.	Expenses from Continuing Operations by Nature
25.	Cost of Sales
26.	Employee Benefit Expenses
27.	Other Operating Income
28.	Other Operating Expenses
29.	Financial Result
30.	Net Foreign Exchange Losses (Gains)
31.	Earnings Per Share (“EPS”)
32.	Related Party Transactions
33.	Commitments
34.	Contingencies and Financial Guarantees
35.	Subsequent Events
36.	List of Consolidated Companies and Joint Ventures

Supplementary Information
Historical Financial Overview
Certification of Responsible Persons
Report of the Statutory Auditor
Summary Statutory Accounts of Delhaize Group SA/NV

70 ► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ►

# Consolidated Balance Sheet

## Assets

| (in millions of €) | Note | 2013 | 2012[(1)] | 2011[(1)] |
|---|---|---|---|---|
| Goodwill | 6 | 2 959 | 3 189 | 3 414 |
| Intangible assets | 7 | 732 | 848 | 878 |
| Property, plant and equipment | 8 | 3 973 | 4 314 | 4 535 |
| Investment property | 9 | 100 | 116 | 83 |
| Investments accounted for using the equity method | 36 | 24 | 28 | 26 |
| Investment in securities | 11 | 8 | 11 | 13 |
| Other financial assets | 12 | 21 | 19 | 18 |
| Deferred tax assets | 22 | 71 | 89 | 97 |
| Derivative instruments | 10.2, 19 | 1 | 61 | 57 |
| Other non-current assets | | 41 | 50 | 46 |
| Total non-current assets | | 7 930 | 8 725 | 9 167 |
| | | | | |
| Inventories | 13 | 1 353 | 1 391 | 1 709 |
| Receivables | 14 | 618 | 632 | 695 |
| Income tax receivables | | 4 | 21 | 10 |
| Investment in securities | 11 | 126 | 93 | 93 |
| Other financial assets | 12 | 25 | — | 22 |
| Derivative instruments | 10.2, 19 | 40 | — | 1 |
| Prepaid expenses | | 72 | 76 | 54 |
| Other current assets | | 29 | 41 | 50 |
| Cash and cash equivalents | 15 | 1 149 | 920 | 419 |
| | | 3 416 | 3 174 | 3 053 |
| Assets classified as held for sale | 5.2 | 250 | 18 | 56 |
| Total current assets | | 3 666 | 3 192 | 3 109 |
| | | | | |
| **Total assets** | | **11 596** | **11 917** | **12 276** |

(1) Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 71

## Liabilities and Equity

| (in millions of €) | Note | 2013 | 2012[(1)] | 2011[(1)] |
|---|---|---|---|---|
| Share capital | 16 | 51 | 51 | 51 |
| Share premium | 16 | 2 814 | 2 791 | 2 785 |
| Treasury shares | 16 | (66) | (59) | (65) |
| Retained earnings | 16 | 3 677 | 3 640 | 3 723 |
| Other reserves | 16 | (55) | (59) | (45) |
| Cumulative translation adjustments | 16 | (1 351) | (1 178) | (1 038) |
| Shareholders' equity | | 5 070 | 5 186 | 5 411 |
| Non-controlling interests | 16 | 6 | 2 | 5 |
| **Total equity** | | **5 076** | **5 188** | **5 416** |
| | | | | |
| Long-term debt | 18.1 | 2 011 | 2 313 | 2 325 |
| Obligations under finance leases | 18.3 | 496 | 612 | 689 |
| Deferred tax liabilities | 22 | 444 | 568 | 623 |
| Derivative instruments | 10.2, 19 | 8 | 10 | 20 |
| Provisions | 20, 21 | 355 | 375 | 292 |
| Other non-current liabilities | | 64 | 70 | 98 |
| Total non-current liabilities | | 3 378 | 3 948 | 4 047 |
| | | | | |
| Short-term borrowings | 18.2 | — | — | 60 |
| Long-term debt - current portion | 18.1 | 228 | 156 | 88 |
| Obligations under finance leases | 18.3 | 59 | 62 | 61 |
| Derivative instruments | 10.2, 19 | 3 | 4 | — |
| Provisions | 20, 21 | 90 | 88 | 76 |
| Bank overdrafts | | 4 | — | — |
| Income taxes payable | | 44 | 19 | 57 |
| Accounts payable | | 1 993 | 1 869 | 1 833 |
| Accrued expenses | 23 | 524 | 435 | 440 |
| Other current liabilities | | 139 | 144 | 198 |
| | | 3 084 | 2 777 | 2 813 |
| Liabilities associated with assets held for sale | 5.2 | 58 | 4 | — |
| Total current liabilities | | 3 142 | 2 781 | 2 813 |
| **Total liabilities** | | **6 520** | **6 729** | **6 860** |
| | | | | |
| **Total liabilities and equity** | | **11 596** | **11 917** | **12 276** |

(1) Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

72 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# Consolidated Income Statement

| (in millions of €) | Note | 2013 | 2012[(1)] | 2011[(1)] |
|---|---|---|---|---|
| **Revenues** | | **21 108** | **20 991** | **19 519** |
| Cost of sales | 24, 25 | (16 004) | (15 891) | (14 586) |
| **Gross profit** | | **5 104** | **5 100** | **4 933** |
| *Gross margin* | | *24.2%* | *24.3%* | *25.3%* |
| Other operating income | 27 | 129 | 116 | 112 |
| Selling, general and administrative expenses | 24 | (4 476) | (4 425) | (4 098) |
| Other operating expenses | 28 | (270) | (376) | (172) |
| **Operating profit** | | **487** | **415** | **775** |
| *Operating margin* | | *2.3%* | *2.0%* | *4.0%* |
| Finance costs | 29.1 | (197) | (246) | (192) |
| Income from investments | 29.2 | 9 | 16 | 23 |
| Share of results of joint venture equity accounted | 36 | 4 | 4 | 4 |
| **Profit before taxes and discontinued operations** | | **303** | **189** | **610** |
| Income tax expense | 22 | (77) | (29) | (145) |
| **Net profit from continuing operations** | | **226** | **160** | **465** |
| Result from discontinued operations (net of tax) | 5.3 | (43) | (58) | 7 |
| **Net profit** | | **183** | **102** | **472** |
| Net profit (loss) attributable to non-controlling interests | | 4 | (2) | — |
| Net profit attributable to equity holders of the Group (Group share in net profit) | | **179** | **104** | **472** |

| (in €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| **Earnings per share** | 31 | | | |
| **Basic** | | | | |
| Net profit from continuing operations | | 2.20 | 1.61 | 4.62 |
| Group share in net profit | | 1.77 | 1.03 | 4.69 |
| **Diluted** | | | | |
| Net profit from continuing operations | | 2.19 | 1.60 | 4.59 |
| Group share in net profit | | 1.76 | 1.03 | 4.65 |

| (in thousands) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Weighted average number of shares outstanding** | | | |
| Basic | 101 029 | 100 777 | 100 684 |
| Diluted | 101 570 | 101 134 | 101 426 |

(1) Comparative information has been restated to reflect (i) the reclassification of the banners Sweetbay, Harveys and Reid's and our Montenegrin operations to discontinued operations given their (planned) divestiture and (ii) the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 73
Consolidated Statement of Comprehensive Income
(in millions of €) Note 2013 2012(1) 2011(1)
Net profit 183 102 472
Remeasurement of defined benefit liability (asset) 11 (16) (15)
Tax (expense) benefit (4) 4 6
Remeasurement of defined benefit liability (asset), net of tax 16, 21 7 (12) (9)
Total items that will not be reclassified to profit or loss 7 (12) (9)
Deferred gain (loss) on discontinued cash flow hedge — — —
Reclassification adjustment to net profit 1 — —
Tax (expense) benefit (1) — —
Deferred gain (loss) on discontinued cash flow hedge, net of tax 16, 19 — — —
Gain (loss) on cash flow hedge — 2 —
Reclassification adjustment to net profit — 4 (5)
Tax (expense) benefit — (2) 2
Gain (loss) on cash flow hedge, net of tax 16, 19 — 4 (3)
Unrealized gain (loss) on financial assets available for sale (6) (1) 6
Reclassification adjustment to net profit — (6) (4)
Tax (expense) benefit 1 1 —
Unrealized gain (loss) on financial assets available for sale, net of tax 16 (5) (6) 2
Exchange gain (loss) on translation of foreign operations (170) (141) 54
Reclassification adjustment to net profit (1) — —
Exchange gain (loss) on translation of foreign operations 16 (171) (141) 54
Total items that are or may be reclassified subsequently to profit or loss (176) (143) 53
Other comprehensive income (169) (155) 44
Attributable to non-controlling interests — (1) (1)
Attributable to equity holders of the Group (169) (154) 45
Total comprehensive income for the year 14 (53) 516
Attributable to non-controlling interests 16 4 (3) (1)
Attributable to equity holders of the Group 10 (50) 517
(1) Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

74 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)

| | Attributable to Equity Holders of the Group | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued Capital | | | Treasury Shares | | | Other Reserves | | | | | | | |
| | *Number of Shares* | Amount | Share Premium | *Number of Shares* | Amount | Retained Earnings | Discontinued Cash Flow Hedge Reserve | Cash Flow Hedge Reserve | Available for sale Reserve | Remeas. of Defined Benefit Liability Reserve | Cumulative Translation Adjustment | Share-holders' Equity | Non-controlling Interests | Total Equity |
| **Balances at Jan. 1, 2011**[(1)] | ***101 555 281*** | **51** | **2 778** | ***988 860*** | **(59)** | **3 424** | **(9)** | **(1)** | **4** | **(28)** | **(1 094)** | **5 066** | **1** | **5 067** |
| Other comprehensive income | — | — | — | — | — | — | — | (3) | 2 | (10) | 56 | 45 | (1) | 44 |
| Net profit | — | — | — | — | — | 472 | — | — | — | — | — | 472 | — | 472 |
| **Total comprehensive income for the period** | — | — | — | — | — | **472** | — | **(3)** | **2** | **(10)** | **56** | **517** | **(1)** | **516** |
| Capital increases | *336 909* | — | 13 | — | — | — | — | — | — | — | — | 13 | — | 13 |
| Call option on own equity instruments | — | — | (6) | — | — | — | — | — | — | — | — | (6) | — | (6) |
| Treasury shares purchased | — | — | — | *408 138* | (20) | — | — | — | — | — | — | (20) | — | (20) |
| Treasury shares sold upon exercise of employee stock options | — | — | (10) | *(213 050)* | 14 | — | — | — | — | — | — | 4 | — | 4 |
| Excess tax benefit (deficiency) on employee stock options and restricted stock units | — | — | 1 | — | — | — | — | — | — | — | — | 1 | — | 1 |
| Tax payment for restricted stock units vested | — | — | (4) | — | — | — | — | — | — | — | — | (4) | — | (4) |
| Share-based compensation expense | — | — | 13 | — | — | — | — | — | — | — | — | 13 | — | 13 |
| Dividend declared | — | — | — | — | — | (174) | — | — | — | — | — | (174) | — | (174) |
| Non-controlling interests resulting from business combinations | — | — | — | — | — | — | — | — | — | — | — | — | 15 | 15 |
| Purchase of non-controlling interests | — | — | — | — | — | 1 | — | — | — | — | — | 1 | (10) | (9) |
| **Balances at Dec. 31, 2011**[(1)] | ***101 892 190*** | **51** | **2 785** | ***1 183 948*** | **(65)** | **3 723** | **(9)** | **(4)** | **6** | **(38)** | **(1 038)** | **5 411** | **5** | **5 416** |
| Other comprehensive income | — | — | — | — | — | — | — | 4 | (6) | (12) | (140) | (154) | (1) | (155) |
| Net profit | — | — | — | — | — | 104 | — | — | — | — | — | 104 | (2) | 102 |
| **Total comprehensive income for the period** | — | — | — | — | — | **104** | — | **4** | **(6)** | **(12)** | **(140)** | **(50)** | **(3)** | **(53)** |

(in millions of €, except number of shares)

| | Attributable to Equity Holders of the Group | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued Capital | | | Treasury Shares | | | Other Reserves | | | | | | | |
| | *Number of Shares* | Amount | Share Premium | *Number of Shares* | Amount | Retained Earnings | Discontinued Cash Flow Hedge Reserve | Cash Flow Hedge Reserve | Available for sale Reserve | Remeas. of Defined Benefit Liability Reserve | Cumulative Translation Adjustment | Share-holders' Equity | Non-controlling Interests | Total Equity |
| Capital increases | *29 308* | — | 1 | — | — | — | — | — | — | — | — | 1 | — | 1 |
| Treasury shares sold upon exercise of employee stock options | — | — | (6) | *(139 813)* | 6 | — | — | — | — | — | — | — | — | — |
| Tax payment for restricted stock units vested | — | — | (2) | — | — | — | — | — | — | — | — | (2) | — | (2) |
| Share-based compensation expense | — | — | 13 | — | — | — | — | — | — | — | — | 13 | — | 13 |
| Dividend declared | — | — | — | — | — | (177) | — | — | — | — | — | (177) | — | (177) |
| Purchase of non-controlling interests | — | — | — | — | — | (10) | — | — | — | — | — | (10) | — | (10) |
| **Balances at Dec. 31, 2012[(1)]** | ***101 921 498*** | ***51*** | **2 791** | ***1 044 135*** | **(59)** | **3 640** | **(9)** | **—** | **—** | **(50)** | **(1 178)** | **5 186** | **2** | **5 188** |
| Other comprehensive income | — | — | — | — | — | — | 1 | — | (5) | 8 | (173) | (169) | — | (169) |
| Net profit | — | — | — | — | — | 179 | — | — | — | — | — | 179 | 4 | 183 |
| **Total comprehensive income for the period** | — | — | — | — | — | **179** | **1** | — | **(5)** | **8** | **(173)** | **10** | **4** | **14** |
| Capital increases | *528 072* | — | 16 | — | — | — | — | — | — | — | — | 16 | — | 16 |
| Treasury shares purchased | — | — | — | *328 924* | (15) | — | — | — | — | — | — | (15) | — | (15) |
| Treasury shares sold upon exercise of employee stock options | — | — | (7) | *(172 116)* | 8 | — | — | — | — | — | — | 1 | — | 1 |
| Excess tax benefit (deficiency) on employee stock options and restricted stock units | — | — | 3 | — | — | — | — | — | — | — | — | 3 | — | 3 |
| Tax payment for restricted stock units vested | — | — | (5) | — | — | — | — | — | — | — | — | (5) | — | (5) |
| Share-based compensation expense | — | — | 16 | — | — | — | — | — | — | — | — | 16 | — | 16 |
| Dividend declared | — | — | — | — | — | (142) | — | — | — | — | — | (142) | — | (142) |
| **Balances at Dec. 31, 2013** | ***102 449 570*** | **51** | **2 814** | ***1 200 943*** | **(66)** | **3 677** | **(8)** | **—** | **(5)** | **(42)** | **(1 351)** | **5 070** | **6** | **5 076** |

(1) Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 75

76 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# Consolidated Statement of Cash Flows

| (in millions of €) | Note | 2013 | 2012[(1)] | 2011[(1)] |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net profit attributable to equity holders of the Group (Group share in net profit) | | 179 | 104 | 472 |
| Net profit attributable to non-controlling interests | | 4 | (2) | — |
| Adjustments for: | | | | |
| Share of results of joint venture equity accounted | | (4) | (4) | (4) |
| Depreciation and amortization | | 599 | 648 | 584 |
| Impairment losses | 28 | 231 | 288 | 135 |
| Allowance for losses on accounts receivable | 14 | 15 | 3 | 11 |
| Share-based compensation | 21.3 | 16 | 13 | 13 |
| Income taxes | 22 | 60 | 20 | 153 |
| Finance costs | | 211 | 259 | 205 |
| Income from investments | | (10) | (16) | (23) |
| Other non-cash items | | (8) | (16) | 7 |
| Changes in operating assets and liabilities: | | | | |
| Inventories | | (75) | 293 | (146) |
| Receivables | | (1) | 74 | (9) |
| Prepaid expenses and other assets | | (12) | (30) | (14) |
| Accounts payable | | 163 | 51 | (26) |
| Accrued expenses and other liabilities | | 114 | 2 | (5) |
| Provisions | | (3) | 40 | 8 |
| Interest paid | | (198) | (229) | (196) |
| Interest received | | 12 | 9 | 11 |
| Income taxes paid | | (108) | (105) | (76) |
| **Net cash provided by operating activities** | | **1 185** | **1 402** | **1 100** |
| **Investing activities** | | | | |
| Business acquisitions, net of cash and cash equivalents acquired | 4.1 | 13 | (12) | (591) |
| Business disposals, net of cash and cash equivalents disposed | 5.1 | 15 | 3 | — |
| Purchase of tangible assets (capital expenditures) | 8, 9 | (486) | (589) | (667) |
| Purchase of intangible assets (capital expenditures) | 7 | (79) | (92) | (87) |
| Sale of tangible and intangible assets | | 33 | 39 | 11 |
| Sale and maturity of (investment in) debt securities, net | | (43) | (1) | 72 |
| Sale and maturity of (investment in) term deposits, net | | (13) | — | — |
| Sale and maturity (purchase) of other financial assets | | (12) | 22 | 7 |
| Settlement of derivatives instruments | | — | — | (2) |
| **Net cash used in investing activities** | | **(572)** | **(630)** | **(1 257)** |
| **Cash flow before financing activities** | | **613** | **772** | **(157)** |
| **Financing activities** | | | | |
| Proceeds from the exercise of share warrants and stock options | 16 | 12 | (1) | 13 |
| Purchase of call option on own equity instruments | 16 | — | — | (6) |
| Purchase of treasury shares | 16 | (15) | — | (20) |
| Purchase of non-controlling interests | 4.2 | — | (23) | (10) |
| Dividends paid | 17 | (142) | (180) | (173) |
| Escrow maturities | | — | — | 2 |
| Borrowing under long-term loans, net of financing costs | | 7 | 621 | 408 |
| Repayment of long-term loans | 18.1 | (168) | (564) | (224) |
| Repayment of lease obligations | 18.3 | (52) | (54) | (53) |
| Borrowings (repayments) of short-term loans, net | | — | (60) | (85) |
| Settlement of derivative instruments | | (1) | (1) | 2 |
| **Net cash used in financing activities** | | **(359)** | **(262)** | **(146)** |
| Effect of foreign currency translation | | (28) | (8) | (22) |
| **Net increase (decrease) in cash and cash equivalents** | | **226** | **502** | **(325)** |
| Cash and cash equivalents at beginning of period | 15 | 921[(2)] | 419 | 744 |
| Cash and cash equivalents at end of period | 15 | 1 147[(3)] | 921[(2)] | 419 |

(1) Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.
(2) Includes €1 million in assets classified as held for sale.
(3) Includes €2 million in assets classified as held for sale, net of €4 million of bank overdrafts.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 77

# Notes to the Consolidated Financial Statements

## 1. General Information

The principal activity of Delhaize Group (also referred to, with its consolidated entities, except where the context otherwise requires, as "we", "us", "our", "the Group" and "the Company") is the operation of food supermarkets through company-operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. The Group's store network also includes other store formats such as proximity, cash and carry and specialty stores. The Company is present in nine countries on three continents.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange ("NYSE"), under the symbols "DELB" and "DEG", respectively.

The consolidated financial statements for the year ended December 31, 2013, as presented in this annual report, were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 12, 2014, subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 22, 2014. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

## 2. Significant Accounting Policies

### 2.1 Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2013 except for the U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2013, 2012 and 2011 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

Delhaize Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 *Financial Instruments: Recognition and Measurement*, which are not mandatorily applicable in the EU (so-called "carve-out"). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the disclosures made in connection with the "Initial Application of New, Revised or Amended IASB Pronouncements" in Note 2.2 and "Standards and Interpretations Issued but not yet Effective" in Note 2.5.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available for sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying amount and fair value less costs to sell.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, at the measurement date, in the principal (or in the absence thereof most advantageous) market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate for the relevant circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to their fair value measurement as a whole:

78 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

- Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
- Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;
- Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group has established detailed procedures in connection with acquisition or disposal of non-financial assets and related valuations. Above a certain threshold, the valuation process is centrally led by the Group's internal valuation teams, with the final valuation requiring Group CEO and in certain cases Board of Directors approval. In this process, external experts can be appointed to support the valuation, which is decided on a case-by-case basis. The Group gives prominence to using valuation techniques based on the income approach (e.g.: discounted cash-flow) and uses other techniques, like market approach, as supporting or benchmarking tool.

## 2.2 Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2013:

- Amendments to IAS 1 *Presentation of Other Comprehensive Income;*
- Amendments to IAS 19 *Employee Benefits*;
- Amendments to IFRS 7 *Disclosures – Offsetting Financial Assets and Financial Liabilities*;
- *Improvements to IFRS 2009-2011 Cycle*;
- IFRS 10 *Consolidated Financial Statements* and amendments to IAS 27 *Separate Financial Statements*;
- IFRS 11 *Joint Arrangements* and amendments to IAS 28 *Investments in Associates and Joint Ventures*;
- IFRS 12 *Disclosures of Interests in Other Entities*;
- IFRS 13 *Fair Value Measurements*; and
- Amendments to IAS 36 *Recoverable Amount Disclosure of Non-Financial Asset.*

Where the adoption of a new, amended or revised pronouncement has a significant impact on the presentation of the financial statements or performance of the Group, its impact is described below.

**Amendments to IAS 1 *Presentation of Other Comprehensive Income***
The amendment requires entities to separate items presented in "Other Comprehensive Income" (OCI) into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendments affect presentation only and have no impact on the Group's financial position or performance. Comparative information has been restated.

**Amendments to IAS 19 *Employee Benefits***
The Group applied the revised IAS 19 retrospectively in the current period and has restated comparative information presented correspondingly. For the Group the most significant impact of these revisions relate to (a) the immediate recognition of all past service costs, (b) the replacement of interest cost and expected return on plan assets with a "net interest" amount that is calculated by applying the discount rate to the net defined benefit liability or asset, and (c) including the impact of taxes in the measurement of the defined benefit obligation. Furthermore, the disclosures requirements were significantly revised and have been included in Notes 21.1 and 21.2. In line with the transitory requirements, no comparative information has been provided for the sensitivity disclosure.

The amendments have (a) increased the net defined benefit liability as of December 31, 2012 and 2011 and January 1, 2011 by €7 million, €4 million and €2 million, respectively, (b) increased the 2012 and 2011 defined benefit cost by €3 million, and (c) had resulted in a remeasurement gain (decrease of the total remeasurement losses) of €2 million in 2011. The impact on the 2013 financial statements was immaterial.

**Amendments to IFRS 7 *Disclosures – Offsetting Financial Assets and Financial Liabilities***
These amendments require an entity to disclose information about rights of offset and related arrangements (e.g., collateral agreements). The new disclosures are required for all recognized financial instruments that are offset in accordance with IFRS. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement but are not offset in accordance with IFRS. The Group has expanded its disclosure correspondingly (see Note 10.2). The amendments affect disclosure only and have no impact on the Group's financial position or performance.

**IFRS 11 *Joint Arrangements* and amendments to IAS 28 *Investments in Associates and Joint Ventures***
In accordance with IAS 31, the Group's investment in P.T. Lion Super Indo LLC ("Super Indo") was classified as a jointly controlled entity and the Group's share of the assets, liabilities, revenue, income and expenses was proportionally consolidated in the consolidated financial statements of the Group. Under IFRS 11, Delhaize Group determined its investment in Super Indo

DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 79

classifies as a joint venture and is required to account for it using the so-called "equity method". The Group has restated the comparative periods and the impact of the restatement is presented hereunder:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Decrease of: | | | |
| Non-current assets | 17 | 19 | 17 |
| Current assets | 29 | 27 | 26 |
| Non-current liabilities | 1 | 1 | 1 |
| Current liabilities | 21 | 17 | 16 |
| **Net impact – presented as "Investments accounted for using the equity method"** | **24** | **28** | **26** |

The restatement did not result in any impact on net equity.

*Impact on the income statement and other comprehensive income:*

Applying IFRS 11 resulted in a decrease of revenues of €141 million and €119 million for 2012 and 2011, respectively. The proportionally consolidated net income of Super Indo of €4 million (both for 2012 and 2011) has been condensed to one line and has been included in the consolidated income statement - below operating profit - as "Share of results of joint venture equity accounted". If Super Indo had been accounted for using the proportional consolidation method in 2013, the revenue would have been higher by €146 million. The transition did neither impact OCI nor the Group's basic or diluted EPS.

*Impact on the statement of cash flow:*

The transition has decreased the net cash provided by operating activities by €6 million for 2012 and 2011 while net cash used in investing activities have decreased by €7 million and €8 million in 2012 and 2011, respectively. The restatement did not have an impact on the net cash used in financing activities.

If Super Indo had been accounted for using the proportional consolidation method in 2013, the net cash provided by operating activities would have been higher by €10 million and net cash used in investing activities would have been higher by €6 million.

**IFRS 13 *Fair Value Measurements***

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. Further, IFRS 13 introduced consistent disclosure requirements in connection with assets and liabilities whose fair values were determined, either for measurement or disclosure purposes.

In accordance with the transition provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosure requirements. The change had no significant impact on the measurements of the Group's assets and liabilities.

**Amendments to IAS 36 *Recoverable Amount Disclosure of Non-Financial Asset***

In June 2013, the IASB issued an amendment to IAS 36, with an effective date for these amendments for annual periods beginning on or after January 1, 2014 and early adoption permitted.

These amendments remove the unintended consequential amendments of IFRS 13 on the disclosures required by IAS 36. The Group has early adopted these amendments to IAS 36 in the current period, since these amended disclosures provide the information as intended by the IASB.

## 2.3 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied for all financial years presented except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (see Note 5.3).

### Principles of Consolidation

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Subsidiaries are fully consolidated, while investments in joint ventures are accounted for using the equity method. Accounting policies of subsidiaries and joint ventures have been adjusted, where necessary, to ensure consistency with the Group policies.

- *Investments in subsidiaries*: Subsidiaries are all entities - including structured entities - over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such

80 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

control ceases. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full.

Non-controlling interests represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders' equity.

Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs) nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings.

The list of all subsidiaries of the Group is presented in Note 36.

- *Investments in joint ventures*: A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent.

  Investments in joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the joint ventures following the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

  The consolidated income statement reflects the Group's share of the results of operations of the joint venture. Any change in other comprehensive income of the joint venture is presented as part of the Group's other comprehensive income. In addition, when there has been a change recognized directly in the equity of a joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the interest in each joint venture.

  The aggregate of the Group's share of profit or loss of its joint ventures is shown on the face of the consolidated income statement outside operating profit.

  After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in joint ventures. If there is an objective evidence of impairment, the Group calculates the amount of impairment as the difference between the recoverable amount of a joint venture and its carrying amount and recognizes any loss as "Share of results of joint venture equity accounted" in profit or loss.

  Upon loss of joint control over a joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of a joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

  The Group has assessed its rights and obligations in connection with its investment in Super Indo and has classified it as joint venture (see Note 36).

- *Investments in associates:* The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control or joint control ("associates").

## Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred are expensed and included in "Selling, general and administrative expenses". When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value except for contingent considerations classified as equity instrument that are not re-measured following initial measurement. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 81

## Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale when the conditions are met, even when the Group retains a non-controlling interest. Non-current assets that will be abandoned are excluded from the scope of IFRS 5.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group's accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations* measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and:

- represents a separate major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are represented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes, including the impairment loss of the discontinued operation, is reported separately in the income statements in "Result from discontinued operations (net of tax)" (see Note 5.3).

## Translation of Foreign Currencies

- *Functional and presentation currency:* Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). Delhaize Group's financial statements are presented in (millions of) euros, the parent entity's functional and the Group's "presentation currency", except where stated otherwise.
- *Foreign currency transactions and balances:* Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the "Cumulative translation adjustment" component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within "Finance costs" (see Note 29.1), while gains and losses on financial assets are shown as "Income from investments" (see Note 29.2).

  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.
- *Foreign group entities:* The results and balance sheets of all Group entities that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

  a) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

  b) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and

  c) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

  The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the "Cumulative translation adjustment" being part of "Other Comprehensive Income" (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a "reclassification adjustment").

  None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

82 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| | | Closing Rate | | | Average Daily Rate | | |
|---|---|---|---|---|---|---|---|
| (in €) | Country | 2013 | 2012 | 2011 | 2013 | 2012 | 2011 |
| 1 USD | U.S. | 0.725111 | 0.757920 | 0.772857 | 0.752955 | 0.778331 | 0.718391 |
| 100 RON | Romania | 22.366361 | 22.499719 | 23.130479 | 22.629554 | 22.425040 | 23.589913 |
| 100 RSD | Serbia | 0.872296 | 0.879353 | 0.955657 | 0.883861 | 0.883939 | 0.980873 |
| 100 ALL | Albania | 0.713267 | 0.716384 | 0.719787 | 0.712911 | 0.719373 | 0.713878 |
| 100 IDR | Indonesia | 0.005965 | 0.007865 | 0.008524 | 0.007217 | 0.008302 | 0.008192 |

The Bulgarian lev (BGN) and the Bosnian marka (BAM) are fixed currencies and translate at 0.511292 into euro.

## Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as "Other liabilities" and released on a straight line basis), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see "Business Combinations and Goodwill"). Intangible assets acquired as part of a business combination that are held to prevent others from using them ("defensive assets") - often being brands with no intended future usage - are recognized separately from goodwill. Such assets are amortized over the expected useful life, which will depend on the facts and circumstances surrounding the specific defensive asset.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique "for-own-use software" controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

| | |
|---|---|
| • Trade names | indefinite |
| • Developed and purchased software | 3 to 8 years |
| • Favorable lease rights | remaining lease term |
| • Customer relationships | 5 to 20 years |
| • Prescription files | 15 years |
| • Other intangible assets | 3 to 15 years |

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group's cash flows as a result of recognition by the customer of each banner's characteristics in the marketplace.

There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 83

## Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Major spare parts and servicing equipment that are used more than one period are recognized as property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

| | |
|---|---|
| • Buildings | 33 to 50 years |
| • Permanent installations | 3 to 25 years |
| • Furniture, fixtures, equipment and vehicles | 3 to 14 years |
| • Leasehold improvements and property under finance lease | shorter of lease terms and useful lives |

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other operating income" (see Note 27) or "Other operating expenses" (see Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

## Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rental income or for capital appreciation or both, including property held for a currently undetermined future use, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third parties as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies (including useful lives) as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

## Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are recognized as an expense on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as "Other operating income" (see Note 27) in the period in which they are earned.

## Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use ("qualifying assets") are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

## Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is

84 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

recognized as deferred income and recognized in the income statement as "Other operating income" (see Note 27) on a systematic basis over the expected useful life of the related asset.

## Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are regularly reviewed and written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. These "vendor allowances", as well as other cash discounts, are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

## Cash and Cash Equivalents

Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances are reclassified on the balance sheet to "Bank overdrafts".

## Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter "asset") may be impaired. If such indications are identified, the asset's recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication of impairment.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets ("cash generating unit" or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models (see Note 2.1) are used.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes and that are not larger than an operating segment before aggregation (see Note 6).

An impairment loss of a continuing operation is recognized in the income statement in "Other operating expenses" (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If the impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

## Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter "financial assets") within the scope of IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: loans and receivables and available for sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss and held-to-maturity. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

- *Loans and receivables:* Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group's loans and receivables comprise "Other financial assets" (see Note 12), "Receivables" (see Note 14) and "Cash and cash equivalents" (see Note 15).

  Trade receivables are subsequently measured at amortized cost less an impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 85

is recognized in the income statement within "Selling, general and administrative expenses". Impaired trade receivables are derecognized when they are determined to be uncollectible.

- *Available for sale investments:* Available for sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available for sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available for sale reserve is recognized in the income statement as a reclassification adjustment.

  Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques (see Note 2.1).

  For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above "Loans and receivables"). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment includes a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement. Increases in their fair value after impairment are recognized directly in OCI.

  Available for sale financial assets are included in "Investments in securities" (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired, or if the Group transferred the financial asset to another party and does not retain control or substantially all risks and rewards of the financial asset.

## Non-derivative Financial Liabilities

IAS 39 *Financial Instruments: Recognition and Measurement* contains two categories for non-derivative financial liabilities (hereafter "financial liabilities"): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in "Debts", "Borrowings", "Accounts payable" and "Other liabilities". In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

Financial liabilities measured at amortized cost are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument. The fair values of these financial liabilities are disclosed in Note 18.1.

An exchange between existing borrower and lenders or a modification in terms of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.

Financial liabilities are derecognized when the Group's obligations specified in the contract expire or are discharged or cancelled.

## Derivative Financial Instruments

While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument and, if so, the nature of the item being hedged (see "Hedge Accounting" below).

- *Economic hedges:* Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve "economic hedging." This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and

86 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19).

These derivatives are mandatorily classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19).

The fair value of derivatives is determined in accordance with the fair value measurement framework (see "Note 2.1"). This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the "dirty price" or "full fair value" (i.e., including any interest accrued).

Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as "Income from investment", Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as "Finance costs", Note 29.1).

Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

- *Embedded derivatives* are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted for separately, if (i) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (iii) the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance described above.

## Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

## Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (highly probable forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

- *Cash flow hedges* are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (e.g., when the forecast sale that is hedged takes place).

  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

- *Fair value hedges* are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are typically presented in the income statement as "Finance costs" (see Note 29.1).
- *Hedges of a net investment:* Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 87

## Share Capital and Treasury Shares

- *Ordinary shares:* Delhaize Group's ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.
- *Treasury shares:* Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

## Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or equity.

The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined considering (i) tax rates and laws that have been enacted or substantively enacted at the balance sheet date that are expected to apply when the temporary differences reverse and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset if there is a legally enforceable right to offset current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interests and penalties relating to income taxes in "Income tax expense" in the income statement.

## Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management's best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific to the liability, if material. Where discounting is used, the increase in the provision due to the passage of time ("unwinding of the discount") is recognized in "Finance costs" (see Note 29.1).

- *Closed store provisions:* Delhaize Group regularly reviews its stores operating performance and assesses the Group's plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or CGUs (for both activities see the accounting policies described above). In addition, Delhaize Group recognizes "Closed store provisions", which consist primarily of provisions for onerous contracts and severance ("termination") costs (for both see further below). Costs recognized as part of store closings are included in "Other operating expenses" (see Note 28), except for inventory write-downs, which are classified as "Cost of sales" (see Note 25). If appropriate (see also "Non-Current Assets / Disposal Groups and Discontinued Operations" above), closed stores are accounted for as assets held for sale and / or discontinued operations.

  *Onerous contracts*: A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing of a store, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group's ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented to third parties are reclassified as investment property (see Note 9).

  When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 *Employee Benefits*, at the earlier of the following dates: (a) when the Group can no longer withdraw

88 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

the offer of termination benefits and (b) when the entity recognizes costs for restructuring that is within the scope of IAS 37 and involves the payment of termination benefits (see also "Restructuring provisions" and "Employee Benefits" below).

Closed store provisions are reviewed regularly to ensure that amounts appropriately reflect management's best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

- *Self-insurance:* Delhaize Group is self-insured for workers' compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. up to certain retentions and holds insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported.

- *Restructuring provisions* are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring *and are both necessarily* entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

## Employee Benefits

- A *defined contribution plan* is a post-employment benefit plan under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a mandatory, contractual or voluntary basis. The contributions are recognized as "Employee benefit expense" when they are due (see Note 21.1). Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

- A *defined benefit plan* is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group's net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group.

  The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. In countries where there is no deep market in such bonds, the market rates on government bonds are used.When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

  The components of the defined benefit cost include (a) service cost (current and past), (b) net interest on the net defined benefit liability (asset) and (c) remeasurements of the net defined benefit liability (asset). Past service costs are recognized immediately in the income statement at the earlier of (a) the date of the plan amendment or curtailment and (b) the date the Group recognizes restructuring-related costs. Net interest on net defined benefit liability (asset) is calculated by applying the discount rate to the net defined benefit liability (asset).

  Service cost and net interest are recognized in profit or loss in both "Cost of sales" and in "Selling, general and administrative expenses".

  The remeasurements comprise (a) actuarial gains and losses, (b) the effect of asset ceiling (if applicable) and (c) the return on plan assets (excluding interest) and are recognized immediately in the period in which they occur in OCI. The recorded remeasurements are never recycled to profit or loss but they can be transferred within equity.

  See Note 21.1 for details of Delhaize Group's defined benefit plans.

- *Other post-employment benefits:* Some Group entities provide post-retirement health care benefits to their retirees. The Group's net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group's other post-employment benefit plans in Note 21.2.

- *Termination benefits:* Are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognized at the earlier of when the entity can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring in accordance with IAS 37, involving the payment of termination benefits. Benefits that are expected to be settled more than 12 months after the end of the annual reporting period are discounted to their present value.

- *Bonus plans:* The Group recognizes a liability and an expense for short-term and long-term cash bonuses based on formulas that take into consideration the Company's results. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 89

- *Share-based payments:* The Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants, performance and restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated for stock options and warrants using the Black-Scholes-Merton valuation model (for details see Note 21.3). The options, warrants and restricted stock units compensation plans contain only service vesting conditions, while the performance stock unit plan contains non-market performance conditions and service vesting conditions.

  The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which the vesting conditions have to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest, including an assessment of the non-market performance conditions. No expense is recognized for awards that do not ultimately vest.

  In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

  Any proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding (vested and unvested) options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

## Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received net of discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 *Revenue* to determine if it is acting as principal or agent.

- *Sales of products* to the Group's retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

  As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and "buy-one, get-one-free"-type incentives that are offered to retail customers through the Group's customer loyalty programs. Discounts provided by vendors are recorded as a receivable.

  Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

  The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is recognized as revenue when the award credits are redeemed.
- The Group generates limited revenues from *franchise fees*, which are recognized in net sales when the services are provided or franchise rights used.
- For certain products or services, such as the sale of lottery tickets, third party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of *commission income* in its net sales.
- *Rental income* from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in "Other operating income" (see Note 27).
- *Interest Income* is recognized as interest accrues (using the effective interest method) and is included in "Income from investments" (see Note 29.2).
- *Dividend income* is recognized when the Group's right to receive the payment is established. The income is included in "Income from investments" (see Note 29.2).

## Cost of Sales

Cost of sales includes the purchase cost of products sold and all costs associated with getting the products into the retail stores including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for "Inventories" above).

## Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

90 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

### Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments (see Note 3).

### Financial Guarantee

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value that is likely to be the cash consideration received, less transaction costs that are directly attributable to the issuance of the guarantee, if any, and subsequently measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

## 2.4 Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group's estimates generally have not deviated materially from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is detailed in, but not limited to, the following notes:

- Note 4.1 - Business combinations;
- Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;
- Notes 13, 25 - Accounting for vendor allowances;
- Note 20 - Provisions;
- Note 21 - Employee Benefits; and
- Note 22 - Income Taxes.

## 2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory applicable for the Group's accounting periods beginning on January 1, 2014, or later. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

- Amendments to IAS 32 *Offsetting Financial Assets and Financial Liabilities* (applicable for annual periods beginning on or after January 1, 2014): The amendment adds application guidance to the existing financial asset and financial liabilities offsetting requirements in IAS 32. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.
- Amendments to IAS 39 *Novation of Derivatives and Continuation of Hedge Accounting* (applicable for annual periods beginning on or after January 1, 2014): The amendment provides relief from discontinuing hedge accounting when a novation of a derivative designated as a hedging instrument meets certain criteria. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.
- IFRIC 21 *Levies* (applicable for annual periods beginning on or after January 1, 2014): The interpretation clarifies the accounting for an obligation to pay a levy that is not income tax. In doing so, IFRIC 21 defines a levy very widely as an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation and are (i) not included within the scope of other IFRS and (ii) not fines or penalties imposed for breaches of legislation. The interpretation then addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized.

  Delhaize Group is still in the process of finalizing its analysis of the numerous levies that it is subject to. Based on the Group's initial assessment, the interpretation will significantly impact the accounting for certain levies in the U.S. and to a smaller extent in Belgium. Based on its current assessment, the Group believes that several U.S. levies will no longer be allowed to be spread over the calendar year, as the obligating event occurs at a specific point in time and after which the Group can no longer avoid the outflow of economic benefit by its own actions. This will significantly impact the Group's quarterly results.
- *Improvements to IFRS 2010 – 2012 Cycle* and *Improvements to IFRS 2011 – 2013 Cycle* (applicable for annual periods beginning after January 1, 2015): On December 12, 2013, the IASB issued the final omnibus annual improvements standard

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 91

for the 2010 – 2012 Cycle containing eight changes to seven IASB pronouncements and the 2011 – 2013 Cycle containing four changes to four IASB pronouncements.

- IFRS 9 *Financial Instruments* (currently no mandatory effective date): IFRS 9, as issued, reflects the IASB's work on the replacement of IAS 39 and currently applies to (a) classification and measurement of financial assets and financial liabilities and (b) hedge accounting. The mandatory effective date of the standard has been removed with the latest amendments and IFRS 9 is currently "available for application". In order to complete the IAS 39 replacement project, the IASB still has to finalize the guidance for impairment of financial assets and macro hedging. IFRS 9 is further pending endorsement by the EU.

  Delhaize Group continues monitoring the ongoing progress and subsequent changes made by the IASB with respect to the new standard in order to assess the full impact IFRS 9 might have on its consolidated financial statements, but will only be able to conclude once the IASB has finalized the development of the full standard.

- *Investment Entities*: Amendments to IFRS 10, IFRS 12 and IAS 27 (applicable for annual periods beginning on or after January 1, 2014): On October 31, 2012, the IASB issued an amendment to IFRS 10, IFRS 12 and IAS 27 that introduced an exception to the principle that all subsidiaries shall be consolidated. This amendment defines the term investment entity and requires a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss in accordance with IAS 39. The Group expects that the new guidance will have no impact on its consolidated financial statements.

### 2.6 Financial Risk Management, Objectives and Policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group's principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group's operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash equivalents that result directly from the Group's activities. The Group also holds several available for sale investments. Delhaize Group exclusively uses derivative financial instruments to hedge certain risk exposures.

The risks to which the Group is exposed are evaluated by Delhaize Group's management and Board of Directors and discussed in the section "Risk Factors" in this annual report.

## 3. Segment Information

IFRS 8 applies the so-called "management approach" to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are components of an entity which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

- has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and
- exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single aggregated operating segment. The Group reviewed its U.S. operating segments for similar economic characteristics and long-term financial performance using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded aggregating them into the segment "United States" meets the requirements of IFRS 8 and is consistent with the core principle of the standard. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the "All Other Segments" category of IFRS 8, which the Group has labeled as "Southeastern Europe and Asia".

Management concluded that the reader of the Group's financial statements would benefit from distinguishing operating from non-operating - other business activities - and, therefore, decided to disclose separately the corporate activities of the Group in the segment "Corporate".

Overall, this results in a geographical segmentation of the Group's business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

92 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Since January 1, 2013 and a result of the initial application of IFRS 11 and its reflection in the Group's internal reporting to the Chief Operating Decision Maker ("CODM"), P.T. Lion Super Indo, LLC ("Super Indo") no longer meets the criteria of an operating segment. As a consequence, Super Indo no longer forms part of the segment "Southeastern Europe and Asia", which has been re-labeled to "Southeastern Europe" (SEE). Comparative information has been restated to reflect this change.

The Executive Committee internally reviews the performance of Delhaize Group's segments against a number of measures. During 2013, internal reporting was amended to reflect the CODM's increased attention to "underlying operating profit" (UOP), now representing the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group's underlying operating performance. Comparative information has been restated and a reconciliation from operating profit to UOP has been incorporated into the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no further reconciling items need to be disclosed.

The operating segments information for 2013, 2012 and 2011 is as follows:

| **Year ended December 31, 2013** (in millions of €) | **United States** | **Belgium**[(2)] | **SEE**[(3)] | **Corporate** | **Total** |
|---|---|---|---|---|---|
| **Revenues**[(1)] | 12 889 | 5 071 | 3 148 | — | 21 108 |
| Cost of sales | (9 554) | (4 045) | (2 405) | — | (16 004) |
| Gross profit | 3 335 | 1 026 | 743 | — | 5 104 |
| *Gross margin* | 25.9% | 20.2% | 23.6% | — | 24.2% |
| Other operating income | 57 | 44 | 28 | — | 129 |
| Selling, general and administrative expenses | (2 915) | (866) | (647) | (48) | (4 476) |
| Other operating expenses | (45) | (17) | (209) | 1 | (270) |
| Operating profit (loss) | 432 | 187 | (85) | (47) | 487 |
| *Operating margin* | 3.4% | 3.7% | (2.7%) | — | 2.3% |
| Adjustments: | | | | | |
| Impairment losses (reversals) | 16 | 2 | 195 | — | 213 |
| Reorganization expenses (reversals) | 18 | — | — | — | 18 |
| Store closing expenses (reversals) | 6 | — | 2 | — | 8 |
| (Gains) losses on disposal of assets | (1) | 8 | 1 | 2 | 10 |
| (Gains) losses on disposal of businesses | — | (9) | — | — | (9) |
| Other | 10 | 10 | 1 | 5 | 26 |
| **Underlying operating profit (loss)** | **481** | **198** | **114** | **(40)** | **753** |
| *Underlying operating margin* | *3.7%* | *3.9%* | *3.6%* | *N/A* | *3.6%* |
| | | | | | |
| **Other information (incl. discontinued operations and assets held for sale)** | | | | | |
| Assets | 6 984 | 1 867 | 2 106 | 639[(5)] | 11 596 |
| Liabilities | 2 481 | 1 399 | 807 | 1 833 | 6 520 |
| Capital expenditures | 276 | 140 | 127 | 22 | 565 |
| Non-cash operating activities : | | | | | |
| Depreciation and amortization | 391 | 115 | 83 | 10 | 599 |
| Impairment losses[(4)] | 22 | 3 | 206 | — | 231 |
| Share-based compensation | 13 | 1 | — | 2 | 16 |
| Operating result of discontinued operations | (34) | — | (1) | — | (35) |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 93

| **Year ended December 31, 2012** (in millions of €) | **United States** | **Belgium**[2] | **SEE**[3] | **Corporate** | **Total** |
|---|---|---|---|---|---|
| **Revenues**[1] | 13 073 | 4 922 | 2 996 | — | 20 991 |
| Cost of sales | (9 672) | (3 921) | (2 298) | — | (15 891) |
| Gross profit | 3 401 | 1 001 | 698 | — | 5 100 |
| *Gross margin* | *26.0%* | *20.3%* | *23.3%* | — | *24.3%* |
| Other operating income | 57 | 39 | 20 | — | 116 |
| Selling, general and administrative expenses | (2 949) | (824) | (611) | (41) | (4 425) |
| Other operating expenses | (156) | (15) | (204) | (1) | (376) |
| Operating profit (loss) | 353 | 201 | (97) | (42) | 415 |
| *Operating margin* | *2.7%* | *4.1%* | *(3.2%)* | — | *2.0%* |
| Adjustments: | | | | | |
| Impairment losses (reversals) | 28 | 5 | 187 | — | 220 |
| Store closing expenses (reversals) | 110 | 1 | 15 | — | 126 |
| (Gains) losses on disposal of assets | 4 | 7 | — | — | 11 |
| Other | 30 | (18) | — | 1 | 13 |
| **Underlying operating profit (loss)** | **525** | **196** | **105** | **(41)** | **785** |
| *Underlying operating margin* | *4.0%* | *4.0%* | *3.5%* | *N/A* | *3.7%* |
| | | | | | |
| **Other information (incl. discontinued operations and assets held for sale)** | | | | | |
| Assets | 7 191 | 1 838 | 2 271 | 617[5] | 11 917 |
| Liabilities | 2 511 | 1 345 | 869 | 2 004 | 6 729 |
| Capital expenditures | 354 | 153 | 150 | 24 | 681 |
| Non-cash operating activities: | | | | | |
| Depreciation and amortization | 444 | 116 | 79 | 9 | 648 |
| Impairment losses[4] | 63 | 5 | 220 | — | 288 |
| Share-based compensation | 11 | 1 | — | 1 | 13 |
| Operating result of discontinued operations | (13) | — | (25) | — | (38) |

94 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| Year ended December 31, 2011 (in millions of €) | United States | Belgium[2] | SEE[3] | Corporate | Total |
|---|---|---|---|---|---|
| **Revenues[1]** | 12 364 | 4 845 | 2 310 | — | 19 519 |
| Cost of sales | (9 000) | (3 825) | (1 761) | — | (14 586) |
| Gross profit | 3 364 | 1 020 | 549 | — | 4 933 |
| *Gross margin* | *27.2%* | *21.0%* | *23.8%* | — | *25.3%* |
| Other operating income | 61 | 41 | 10 | — | 112 |
| Selling, general and administrative expenses | (2 765) | (815) | (478) | (40) | (4 098) |
| Other operating expenses | (160) | (4) | (3) | (5) | (172) |
| Operating profit (loss) | 500 | 242 | 78 | (45) | 775 |
| *Operating margin* | 4.0% | 5.0% | 3.4% | — | 4.0% |
| Adjustments: | | | | | |
| Impairment losses (reversals) | 135 | 1 | 1 | 3 | 140 |
| Store closing expenses (reversals) | 6 | — | — | — | 6 |
| (Gains) losses on disposal of assets | 5 | 2 | 1 | 2 | 10 |
| Other | (14) | (15) | — | — | (29) |
| **Underlying operating profit (loss)** | **632** | **230** | **80** | **(40)** | **902** |
| *Underlying operating margin* | *5.1%* | *4.8%* | *3.5%* | *N/A* | *4.6%* |
| | | | | | |
| **Other information (incl. discontinued operations and assets held for sale)** | | | | | |
| Assets | 7 752 | 1 886 | 2 435 | 203[5] | 12 276 |
| Liabilities | 2 765 | 1 212 | 830 | 2 053 | 6 860 |
| Capital expenditures | 416 | 142 | 177 | 19 | 754 |
| Non-cash operating activities: | | | | | |
| Depreciation and amortization | 410 | 107 | 58 | 9 | 584 |
| Impairment losses[4] | 130 | 1 | 1 | 3 | 135 |
| Share-based compensation | 11 | 1 | — | 1 | 13 |
| Operating result of discontinued operations | 31 | — | (3) | — | 28 |

(1) All revenues are from external parties.
(2) Belgium includes Delhaize Group's operations in Belgium and the Grand Duchy of Luxembourg.
(3) The segment "Southeastern Europe" includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina.
(4) No impairment loss was recorded or reversed in equity but €5 million was reversed through profit or loss in 2011. The 2013 and 2012 impairment losses include €12 million and €16 million, respectively on the re-measurement of assets of the disposal group (see Note 5.3.)
(5) Includes the Group's equity accounted investment in Super Indo.

Delhaize Group's revenues from retail customers represent almost 90% of the Group's consolidated revenues. The remaining revenue represents wholesale revenues. Total revenues can be further analyzed as follows:

| (As a percentage of revenues) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Retail revenues | | | |
| - Food - perishable | 40.0% | 39.6% | 39.1% |
| - Food - non-perishable | 34.8% | 35.3% | 35.2% |
| - Non-food | 12.8% | 13.2% | 13.8% |
| Total retail revenues | 87.6% | 88.1% | 88.1% |
| Wholesale revenues | 12.4% | 11.9% | 11.9% |
| **Total revenues** | **100.0%** | **100.0%** | **100.0%** |

There are no individual customers for which the total amount of revenue was more than 10% of Delhaize Group's revenue during 2013, 2012 and 2011.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 95

# 4. Business Combinations and Acquisition of Non-controlling Interests

## 4.1 Business Combinations

### Acquisitions during 2013

During 2013, Delhaize Group entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €9 million and resulted in an increase of goodwill of €3 million.

In addition, Delhaize Group reached an agreement with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

### Acquisitions during 2012

During 2012, Delhaize Group entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

### Acquisitions during 2011

*Acquisition of Delta Maxi*

In 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses.

At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group's existing operations in Greece and Romania, makes Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi was included into Delhaize Group's consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe segment (see Note 3). Delhaize Group incurred approximately €11 million acquisition-related costs in 2011 that were included in selling, general and administrative expenses in the "Corporate" segment.

During 2012, the Group completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expected to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by the Group was entirely released in 2012.

| (in millions of €) | August 1, 2011 |
|---|---|
| Cash paid | 595 |
| Cash held in escrow | 20 |
| **Total consideration transferred** | **615** |
| Indemnification assets | (33) |
| **Total consideration** | **582** |

The above noted adjustments have been recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011.

The table below summarizes the total consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, comparing the provisional fair values (as disclosed in our 2011 annual report) and revised final acquisition date fair values.

96 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| | August 1, 2011 Acquisition Date Fair Values | |
|---|---|---|
| (in millions of €) | Provisional Fair Values[(1)] | Final Fair Values |
| Intangible assets | 194 | 218 |
| Property, plant and equipment | 426 | 394 |
| Investment property | 44 | 34 |
| Financial assets | 24 | 24 |
| Inventory | 69 | 68 |
| Receivables | 59 | 54 |
| Other assets | 9 | 9 |
| Cash and cash equivalents | 21 | 21 |
| Assets classified as held for sale | 15 | 16 |
| | 861 | 838 |
| Long-term debt, including current portion | (211) | (211) |
| Obligations under finance lease | (8) | (8) |
| Short-term borrowings | (132) | (132) |
| Provisions | (14) | (45) |
| Accounts payable | (259) | (261) |
| Other liabilities | (37) | (69) |
| Deferred tax liabilities | (24) | (22) |
| **Total identified net assets** | **176** | **90** |
| Non-controlling interests (measured at the proportionate shares of the net assets) | (28) | (15) |
| Goodwill arising on acquisition | 467 | 507 |
| **Total** | **615** | **582** |

(1) As disclosed in the 2011 annual report.

Receivables mainly consist of trade receivables and other receivables. The gross contractual amount of the receivables due was €65 million, of which €11 million was expected to be uncollectible, resulting in a final acquisition date fair value of €54 million.

The acquisition date goodwill was €507 million (see Note 6) and has been allocated to the specific cash-generating units that were expected to benefit from the synergies of the combination, resulting in the following split between the various countries where Maxi operated, which represent the lowest level at which management monitors goodwill:

| (in millions of €) | Final Acquisition Date value |
|---|---|
| Serbia | 448 |
| Bosnia & Herzegovina | 26 |
| Bulgaria | 15 |
| Montenegro | 10 |
| Albania | 8 |
| **Total** | **507** |

The goodwill reflected the anticipated synergies that could be realized from integrating Delta Maxi into Delhaize Group's international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes and is deductible for income tax purposes.

From the date of acquisition, Maxi (including Albania and Montenegro which were reclassified to discontinued operations) contributed €460 million to the Group's revenues and €(0.2) million to the net profit of the year in 2011. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately €584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies applied before acquisition date by Delta Maxi and existing policies applied within Delhaize Group, it was concluded that it would be impracticable to estimate the pro forma impact on the Group's consolidated net profit for the full year.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 97

*Other 2011 acquisitions*

In addition, Delhaize Group entered into several small agreements acquiring several individual stores in various parts of the world. The total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

## 4.2 Acquisitions of Non-controlling Interests

### Acquisitions during 2013

During 2013, Delhaize Group did not acquire additional non-controlling interests. However, during the year, Delhaize Group launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing approximately €10 million). Later that year, the Serbian Privatization Agency informed the Group about its decision to temporarily suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. This suspension was subsequently extended by an additional 180 business days due to a prolongation of an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither the Group nor the current privatization process are target of these investigations. As the tender offer did not close at December 31, 2013, Delhaize Group continues to own 75.4% of C-Market.

### Acquisitions during 2012

In 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. The Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Maxi subsidiaries.

### Acquisitions during 2011

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of €10 million for a total cash consideration of approximately the same amount.

98 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# 5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

## 5.1 Divestitures

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as "Other operating income".

In 2012, Delhaize Group reached a binding agreement to sell Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a "Discontinued Operation" and was completed on April 30, 2012. Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

No divestitures took place in 2011.

## 5.2 Disposal Group / Assets Classified as Held for Sale

### Disposal of Delhaize Montenegro

In 2013, Delhaize Group announced the sale of its Montenegrin operations (part of the "Southeastern Europe" segment) to Expo Commerce and presented the profit and loss as discontinued operations (see also Note 5.3). Comparative information was re-presented.

Delhaize Group completed the transaction during 2013 for a total sales price of €5 million, subject to customary adjustments.

### Disposal of Sweetbay, Harveys and Reid's

In 2013, Delhaize Group signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest its Sweetbay, Harveys and Reid's operations. The total sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments. The estimated fair value of the disposal group has been classified as a Level 1 fair value, being the exit price in an orderly and binding transaction.

Assets and liabilities relating to these operations (being part of the "United States" segment) are classified as a disposal group held for sale, including the leases of ten previously closed Sweetbay locations but excluding Sweetbay's distribution center, which is not part of the agreement and currently does not meet the criteria for classification as held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as "Result of discontinued operations", with comparative information being re-presented.

The transaction is expected to be completed in 2014. In 2013, the 164 stores currently included in the transaction generated revenues of approximately $1.7 billion.

At December 31, 2013, the carrying value of assets classified as held for sale and associated liabilities related to the disposal of Sweetbay, Harveys and Reid's were as follows:

| (in millions of €) | 2013 |
|---|---|
| Intangible assets | 12 |
| Property, plant and equipment | 161 |
| Inventories | 65 |
| Receivables and other current assets | 3 |
| Cash and cash equivalents | 2 |
| **Assets classified as held for sale** | **243** |
| Less: | |
| Obligations under finance lease | (50) |
| Accounts payable, accrued expenses and other liabilities | (8) |
| **Assets classified as held for sale, net of associated liabilities** | **185** |

### Disposal of Delhaize Albania SHPK

In 2013, Delhaize Group completed the sale of its Albanian activities ("Delhaize Albania") for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that was part of the previously called "Southeastern Europe & Asia" segment had been presented as "held for sale" as of December 31, 2012 and the operating results of the Albanian company in previous years as well as the gain of €1 million realized on the sale were classified as "Results from discontinued operations" in the income statement.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 99

### Disposal of individual properties

Delhaize Group has identified a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €7 million at December 31, 2013, of which €4 million in the U.S. and €3 million in the "Southeastern Europe" segment.

In 2011, as part of the acquisition of Delta Maxi (see Note 4.1), the Group identified a number of properties with a carrying value of €56 million, which it considered not incremental to its retail operations. During 2012, the Group sold properties for a total amount of €17 million. As a result of the weakening real estate market and the deteriorating state of the property for sale, the fair value less cost to sell of a number of properties decreased during 2012 resulting in impairment losses of €18 million. Due to these conditions, a sale within the anticipated timeframe was no longer considered feasible and as a result properties with a total net carrying value of €7 million were reclassified to investment property (see Note 9). Consequently, at December 31, 2012, the remaining properties held for sale amounted to €10 million and were part of the Southeastern Europe segment. In addition, at the end of 2012, Delhaize America held a parcel of land for sale for €2 million.

The individual properties classified as held-for-sale are predominantly measured at fair value less costs to sell. The fair values of these assets have been categorized in Level 2 in the fair value level hierarchy. Their fair values have been determined predominantly using a market approach based on sales transactions in the market of comparable property and signed non-binding sales agreements.

## 5.3 Discontinued Operations

As mentioned in Note 5.2, Delhaize Montenegro, the banners Sweetbay, Harveys and Reid's and Delhaize Albania qualified as discontinued operations.

The overall "Result from discontinued operations" and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

| (in millions of €, except per share information) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Revenues | 1 353 | 1 627 | 1 481 |
| Cost of sales | (990) | (1 183) | (1 073) |
| Other operating income | 11 | 6 | 6 |
| Selling, general and administrative expenses | (334) | (434) | (389) |
| Other operating expenses | (75) | (54) | 3 |
| Net financial expenses | (13) | (13) | (13) |
| Result before tax | (48) | (51) | 15 |
| Income taxes | 17 | 9 | (8) |
| **Result of discontinued operations (net of tax)** | **(31)** | **(42)** | **7** |
| Pre-tax loss recognized on re-measurement of assets of disposal groups | (12) | (16) | — |
| Income taxes | — | — | — |
| **Result from discontinued operations (net of tax), fully attributable to equity holders of the Group** | **(43)** | **(58)** | **7** |
| Basic earnings per share from discontinued operations | (0.43) | (0.57) | 0.07 |
| Diluted earnings per share from discontinued operations | (0.43) | (0.57) | 0.07 |
| | | | |
| Operating cash flows | 3 | (2) | 24 |
| Investing cash flows | (5) | (1) | (45) |
| Financing cash flows | 15 | (16) | 26 |
| **Total cash flows** | **13** | **(19)** | **5** |

In 2013, Delhaize Group recognized in "Other operating expenses" Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that are impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid's to its estimated fair value less costs to sell.

In 2012, "Other operating expenses" consisted of €52 million of impairment losses: €35 million related to underperforming Sweetbay stores, €10 million goodwill and €7 million store impairment charges in Montenegro. Delhaize Group recognized an impairment loss of €16 million for Delhaize Albania.

100 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 6. Goodwill

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Gross carrying amount at January 1 | 3 396 | 3 487 | 2 900 |
| Accumulated impairment at January 1 | (207) | (73) | (72) |
| **Net carrying amount at January 1** | **3 189** | **3 414** | **2 828** |
| Acquisitions through business combinations and adjustments to initial purchase accounting | 3 | 3 | 517 |
| Classified as held for sale (net amount) | (3) | (8) | — |
| Impairment losses | (124) | (136) | — |
| Currency translation effect | (106) | (84) | 69 |
| Gross carrying amount at December 31 | 3 215 | 3 396 | 3 487 |
| Accumulated impairment at December 31 | (256) | (207) | (73) |
| **Net carrying amount at December 31** | **2 959** | **3 189** | **3 414** |

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

During 2012, the Group revisited its reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group's U.S. operations represent separate operating segments at which goodwill needs to be reviewed for impairment testing purposes.

In 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and recognized goodwill of €507 million at acquisition date (see Note 4.1).

The Group's CGUs with significant goodwill allocations are detailed below:

| (in millions) | | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| *Food Lion* | *USD* | *1 684* | *1 688* | *1 688* |
| *Hannaford* | *USD* | *1 555* | *1 555* | *1 555* |
| United States | EUR | 2 349 | 2 458 | 2 507 |
| *Serbia* | *RSD* | *22 251* | *36 228* | *45 844* |
| *Bulgaria* | *BGN* | *1* | — | *30* |
| *Bosnia & Herzegovina* | *BAM* | — | — | *50* |
| *Montenegro* | *EUR* | — | — | *10* |
| *Albania* | *ALL* | — | — | *1 161* |
| Maxi | EUR | 195 | 318 | 497 |
| Belgium | EUR | 186 | 186 | 184 |
| Greece | EUR | 209 | 207 | 207 |
| Romania | EUR | 20 | 20 | 19 |
| **Total** | **EUR** | **2 959** | **3 189** | **3 414** |

Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use ("VIU") and the fair value less cost to sell ("FVLCTS"):

- The VIU calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in their current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to five years.

  Growth rates and operating margins used to estimate future performance are equally based on past performance and experience of growth rates and operating margins achievable in the relevant market and in line with market data, where possible. Beyond five years, perpetual growth rates are used which do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. These pre-tax cash flows are discounted applying a pre-tax rate, which is derived from the CGU's WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 101

- The FVLCTS is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three-year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU's WACC as described above. The FVLCTS represents a Level 3 fair value in the IFRS 13 fair value hierarchy. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

*United States*

The recoverable amount of Hannaford is determined based on VIU. In 2013, the recoverable amount of Food Lion is estimated based on FVLCTS and VIU estimates. The FVLCTS estimate takes into account the envisioned new strategy centered around Easy, Fresh and Affordable, which the Group started to test in 2013, while the VIU estimate does not consider any cash flows related to this strategy. With the fair value being above the VIU, the recoverable amount represents the fair value, while both values were above the carrying amount. The key assumptions used for the recoverable amount calculations were as follows:

| | Perpetual Growth Rate | Pre-tax Discount Rate |
|---|---|---|
| 2013: | | |
| Food Lion (FVLCTS) | 2.1% | 10.4% |
| Hannaford (VIU) | 2.1% | 10.6% |
| 2012: | | |
| Food Lion (VIU) | 2.3% | 10.1% |
| Hannaford (VIU) | 2.3% | 9.6% |
| 2011: | | |
| Food Lion (VIU) | 2.3% | 10.4% |
| Hannaford (VIU) | 2.3% | 10.4% |

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $306 million and $319 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $872 million and $713 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $499 million and $442 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount.

As a result of the decision to sell Sweetbay, Harveys and Reid's, goodwill of €3 million, previously allocated to Food Lion, has been re-allocated to Harveys and transferred to assets held for sale (see Note 5.2).

*Europe*

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU. The key assumptions used for the VIU calculations were as follows:

| | Perpetual Growth Rate | Pre-tax Discount Rate |
|---|---|---|
| 2013: | | |
| Belgium | 2.3% | 11.3% |
| Greece | 2.3% | 12.9% |
| Romania | 2.5% | 12.1% |
| 2012: | | |
| Belgium | 2.4% | 9.9% |
| Greece | 1.6% | 14.4% |
| Romania | 2.3% | 11.7% |
| 2011: | | |
| Belgium | 3.3% | 10.3% |
| Greece | 2.5% | 14.3% |
| Romania | 2.7% | 11.9% |

102 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €84 million, €33 million and €13 million respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €193 million, €84 million and €34 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €130 million, €75 million and €32 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU.

Considering the expected longer term growth of the relatively young operations in Serbia, the recoverable amount is determined based on FVLCTS estimates. In 2012, Delhaize Group impaired 100% of the then recognized goodwill related to Bulgaria, Bosnia & Herzegovina and Montenegro and recognized a €85 million impairment loss with respect to the Serbian goodwill. During 2013, the general economic situation in Serbia worsened significantly, impacting the Group's short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian goodwill and recognized an additional impairment loss of €124 million. The key assumptions used and the recognized impairment losses were as follows:

| | Perpetual Growth Rate | Pre-tax Discount Rate | Impairment Loss Recognized (in millions) | |
|---|---|---|---|---|
| 2013: | | | | |
| Serbia | 2.8% | 15.1% | RSD | 13 977 |
| **Total** | | | **EUR** | **124** |
| 2012: | | | | |
| Serbia | 3.7% | 14.6% | RSD | 9 616 |
| Bulgaria | 2.7% | 10.7% | BGN | 30 |
| Bosnia & Herzegovina | 2.3% | 16.1% | BAM | 50 |
| Montenegro | 3.4% | 14.1% | EUR | 10 |
| **Total** | | | **EUR** | **136** |

The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would further decrease the FVLCTS for Serbia by €16 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the FVLCTS by €44 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €57 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €49 million.

Impairment losses are recognized in profit or loss in "Other operating expenses" (see Note 28).

In 2012, and as a result of the decision to sell the Group's Albanian operations (see Note 5.2), relating goodwill has been fully impaired to reflect the measurement of Albania at FVLCTS. The remeasurement loss is included in "Result from discontinued operations (net of tax)" (see Note 5.3).

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 103

## 7. Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and developed software, favorable lease rights, prescription files and other licenses. Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their FVLCTS (Level 3), with their carrying amount. The recoverable amount is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively.

In 2013, the Group identified impairment indicators with respect to its Serbian and Bulgarian trade names. The recoverable amount of the trade names has been estimated using the royalty-relief-method. Royalty rates for the various brands range from 0.54% (Piccadilly) to 1.20% (Maxi), depending on the local strength of the each brand. Revenue growth and discount rates are consistent with the goodwill impairment testing. Further, the Group decided to retire its Mini Maxi and Piccadilly Express brands and is converting these stores into a new format and therefore fully impaired these trade names. The above resulted in the recognition of impairment charges of €67 million and €4 million for Serbia and Bulgaria, respectively. As part of the disposal of Harveys (see Note 5.2), $5 million (€4 million) were reclassified from the CGU Food Lion to assets held for sale.

During 2012, the Group fully impaired the Albanian trade name (€3 million), reflecting the measurement of the disposal group in accordance with IFRS 5, and included this impairment in "Result from discontinued operations (net of tax)" (see Note 5.3). Further, the Group recognized impairment charges in connection with the Piccadilly brands in Bulgaria (part of the "Southeastern Europe" segment) for €15 million, reflecting the Group's revised expectations on market conditions.

No impairment loss of trade names was recorded or reversed in 2011.

See Note 8 for a description of the impairment test for assets with finite lives.

| (in millions of €) | Trade Names | Developed Software | Purchased Software | Favorable Lease Rights | Other | Total |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2013** | **575** | **271** | **321** | **154** | **63** | **1 384** |
| Additions | — | 36 | 32 | — | 11 | 79 |
| Sales and disposals | — | (1) | (2) | (16) | (3) | (22) |
| Transfers (to) from other accounts | — | (12) | 21 | — | (8) | 1 |
| Classified as held for sale | (38) | — | (1) | (10) | (6) | (55) |
| Currency translation effect | (18) | (4) | (12) | (6) | (2) | (42) |
| **Cost at December 31, 2013** | **519** | **290** | **359** | **122** | **55** | **1 345** |
| **Accumulated amortization at January 1, 2013** | **—** | **(142)** | **(211)** | **(102)** | **(28)** | **(483)** |
| **Accumulated impairment at January 1, 2013** | **(51)** | **—** | **—** | **—** | **(2)** | **(53)** |
| Amortization expense | — | (33) | (41) | (9) | (4) | (87) |
| Impairment losses | (71) | — | — | — | (1) | (72) |
| Sales and disposals | — | — | 2 | 15 | 1 | 18 |
| Transfers to (from) other accounts | — | — | (1) | (1) | 2 | — |
| Classified as held for sale | 34 | — | 1 | 7 | 3 | 45 |
| Currency translation effect | 3 | 4 | 8 | 4 | — | 19 |
| **Accumulated amortization at December 31, 2013** | **—** | **(171)** | **(242)** | **(86)** | **(27)** | **(526)** |
| **Accumulated impairment at December 31, 2013** | **(85)** | **—** | **—** | **—** | **(2)** | **(87)** |
| **Net carrying amount at December 31, 2013** | **434** | **119** | **117** | **36** | **26** | **732** |

104 ► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ►

| (in millions of €) | Trade Names | Developed Software | Purchased Software | Favorable Lease Rights | Other | Total |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2012** | **599** | **222** | **281** | **170** | **65** | **1 337** |
| Additions | — | 71 | 17 | — | 4 | 92 |
| Sales and disposals | — | — | (2) | (12) | (4) | (18) |
| Transfers (to) from other accounts | — | (20) | 30 | — | — | 10 |
| Classified as held for sale | (3) | — | — | — | — | (3) |
| Currency translation effect | (21) | (2) | (5) | (4) | (2) | (34) |
| **Cost at December 31, 2012** | **575** | **271** | **321** | **154** | **63** | **1 384** |
| **Accumulated amortization at January 1, 2012** | **—** | **(116)** | **(171)** | **(105)** | **(30)** | **(422)** |
| **Accumulated impairment at January 1, 2012** | **(36)** | **—** | **—** | **—** | **(1)** | **(37)** |
| Amortization expense | — | (27) | (36) | (11) | (3) | (77) |
| Impairment losses | (15) | — | — | — | (2) | (17) |
| Sales and disposals | — | — | 1 | 12 | 4 | 17 |
| Transfers to (from) other accounts | — | — | (8) | — | — | (8) |
| Currency translation effect | — | 1 | 3 | 2 | 2 | 8 |
| **Accumulated amortization at December 31, 2012** | **—** | **(142)** | **(211)** | **(102)** | **(28)** | **(483)** |
| **Accumulated impairment at December 31, 2012** | **(51)** | **—** | **—** | **—** | **(2)** | **(53)** |
| **Net carrying amount at December 31, 2012** | **524** | **129** | **110** | **52** | **33** | **848** |

| (in millions of €) | Trade Names | Developed Software | Purchased Software | Favorable Lease Rights | Other | Total |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2011** | **390** | **192** | **230** | **195** | **56** | **1 063** |
| Additions | — | 58 | 27 | — | 2 | 87 |
| Sales and disposals | — | (12) | (6) | (36) | — | (54) |
| Acquisitions through business combinations | 200 | — | 1 | 8 | 9 | 218 |
| Transfers (to) from other accounts | — | (19) | 21 | — | (3) | (1) |
| Currency translation effect | 9 | 3 | 8 | 3 | 1 | 24 |
| **Cost at December 31, 2011** | **599** | **222** | **281** | **170** | **65** | **1 337** |
| **Accumulated amortization at January 1, 2011** | **—** | **(94)** | **(138)** | **(129)** | **(28)** | **(389)** |
| **Accumulated impairment at January 1, 2011** | **(35)** | **(2)** | **(3)** | **—** | **—** | **(40)** |
| Amortization expense | — | (23) | (32) | (11) | (4) | (70) |
| Impairment losses | — | (1) | (1) | — | (1) | (3) |
| Sales and disposals | — | 12 | 5 | 37 | — | 54 |
| Transfers to (from) other accounts | — | (5) | 3 | — | 3 | 1 |
| Currency translation effect | (1) | (3) | (5) | (2) | (1) | (12) |
| **Accumulated amortization at December 31, 2011** | **—** | **(116)** | **(171)** | **(105)** | **(30)** | **(422)** |
| **Accumulated impairment at December 31, 2011** | **(36)** | **—** | **—** | **—** | **(1)** | **(37)** |
| **Net carrying amount at December 31, 2011** | **563** | **106** | **110** | **65** | **34** | **878** |

Trade name assets are allocated to the following cash generating units:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Food Lion | 184 | 196 | 200 |
| Hannaford | 156 | 163 | 167 |
| **Delhaize America** | **340** | **359** | **367** |
| Serbia | 84 | 151 | 164 |
| Bulgaria | 10 | 14 | 29 |
| Albania | — | — | 3 |
| **Maxi** | **94** | **165** | **196** |
| **Total** | **434** | **524** | **563** |

Amortization expenses are mainly charged to selling, general and administrative expenses.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 105

## 8. Property, Plant and Equipment

| (in millions of €) | Land and Buildings | Leasehold Improvements | Furniture, Fixtures, Equipment and Vehicles | Construction in Progress and Advance Payments | Property under Finance Leases | Total Property, Plant and Equipment |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2013** | **2 586** | **1 914** | **3 602** | **42** | **856** | **9 000** |
| Additions | 76 | 71 | 216 | 123 | 12 | 498 |
| Sales and disposals | (17) | (88) | (232) | — | (39) | (376) |
| Acquisitions through business combinations | — | 2 | 3 | — | — | 5 |
| Transfers (to) from other accounts | 43 | 26 | 20 | (103) | (20) | (34) |
| Currency translation effect | (61) | (58) | (109) | (1) | (31) | (260) |
| Divestitures / Classified as held for sale | (48) | (135) | (231) | — | (62) | (476) |
| **Cost at December 31, 2013** | **2 579** | **1 732** | **3 269** | **61** | **716** | **8 357** |
| **Accumulated depreciation at January 1, 2013** | **(800)** | **(1 156)** | **(2 194)** | **—** | **(407)** | **(4 557)** |
| **Accumulated impairment at January 1, 2013** | **(26)** | **(29)** | **(53)** | **(1)** | **(20)** | **(129)** |
| Depreciation expense | (88) | (122) | (255) | — | (43) | (508) |
| Impairment losses | (2) | (5) | (7) | — | (3) | (17) |
| Sales and disposals | 15 | 86 | 213 | — | 39 | 353 |
| Transfers to (from) other accounts | — | 1 | 4 | — | 18 | 23 |
| Currency translation effect | 24 | 39 | 73 | — | 16 | 152 |
| Divestitures / Classified as held for sale | 20 | 92 | 161 | — | 26 | 299 |
| **Accumulated depreciation at December 31, 2013** | **(837)** | **(1 084)** | **(2 022)** | **—** | **(371)** | **(4 314)** |
| **Accumulated impairment at December 31, 2013** | **(20)** | **(10)** | **(36)** | **(1)** | **(3)** | **(70)** |
| **Net carrying amount at December 31, 2013** | **1 722** | **638** | **1 211** | **60** | **342** | **3 973** |

| (in millions of €) | Land and Buildings | Leasehold Improvements | Furniture, Fixtures, Equipment and Vehicles | Construction in Progress and Advance Payments | Property under Finance Leases | Total Property, Plant and Equipment |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2012** | **2 530** | **1 897** | **3 612** | **86** | **969** | **9 094** |
| Additions | 94 | 100 | 244 | 145 | 14 | 597 |
| Sales and disposals | (21) | (110) | (228) | (4) | (26) | (389) |
| Acquisitions through business combinations | 3 | — | 1 | — | — | 4 |
| Transfers (to) from other accounts | 29 | 56 | 40 | (185) | (87) | (147) |
| Currency translation effect | (48) | (28) | (55) | — | (14) | (145) |
| Divestitures / Classified as held for sale | (1) | (1) | (12) | — | — | (14) |
| **Cost at December 31, 2012** | **2 586** | **1 914** | **3 602** | **42** | **856** | **9 000** |
| **Accumulated depreciation at January 1, 2012** | **(735)** | **(1 123)** | **(2 109)** | **—** | **(422)** | **(4 389)** |
| **Accumulated impairment at January 1, 2012** | **(18)** | **(34)** | **(62)** | **—** | **(56)** | **(170)** |
| Depreciation expense | (93) | (132) | (292) | — | (50) | (567) |
| Impairment losses | (15) | (23) | (36) | (1) | (12) | (87) |
| Sales and disposals | 14 | 109 | 209 | — | 25 | 357 |
| Transfers to (from) other accounts | 10 | 1 | 4 | — | 79 | 94 |
| Currency translation effect | 11 | 17 | 34 | — | 9 | 71 |
| Divestitures / Classified as held for sale | — | — | 5 | — | — | 5 |
| **Accumulated depreciation at December 31, 2012** | **(800)** | **(1 156)** | **(2 194)** | **—** | **(407)** | **(4 557)** |
| **Accumulated impairment at December 31, 2012** | **(26)** | **(29)** | **(53)** | **(1)** | **(20)** | **(129)** |
| **Net carrying amount at December 31, 2012** | **1 760** | **729** | **1 355** | **41** | **429** | **4 314** |

106 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| (in millions of €) | Land and Buildings | Leasehold Improvements | Furniture, Fixtures, Equipment and Vehicles | Construction in Progress and Advance Payments | Property under Finance Leases | Total Property, Plant and Equipment |
|---|---|---|---|---|---|---|
| **Cost at January 1, 2011** | **1 926** | **1 856** | **3 207** | **94** | **930** | **8 013** |
| Additions | 109 | 92 | 262 | 202 | 35 | 700 |
| Sales and disposals | (8) | (22) | (95) | (6) | (18) | (149) |
| Acquisitions through business combinations | 297 | 21 | 77 | 5 | — | 400 |
| Transfers (to) from other accounts | 165 | (90) | 76 | (211) | (6) | (66) |
| Currency translation effect | 41 | 40 | 85 | 2 | 28 | 196 |
| **Cost at December 31, 2011** | **2 530** | **1 897** | **3 612** | **86** | **969** | **9 094** |
| **Accumulated depreciation at January 1, 2011** | **(586)** | **(1 053)** | **(1 875)** | **—** | **(380)** | **(3 894)** |
| **Accumulated impairment at January 1, 2011** | **—** | **(12)** | **(22)** | **—** | **(19)** | **(53)** |
| Depreciation expense | (74) | (125) | (263) | — | (49) | (511) |
| Impairment losses | (17) | (24) | (39) | — | (35) | (115) |
| Sales and disposals | 4 | 21 | 88 | — | 18 | 131 |
| Transfers to (from) other accounts | (60) | 65 | (3) | — | 3 | 5 |
| Currency translation effect | (20) | (29) | (57) | — | (16) | (122) |
| **Accumulated depreciation at December 31, 2011** | **(735)** | **(1 123)** | **(2 109)** | **—** | **(422)** | **(4 389)** |
| **Accumulated impairment at December 31, 2011** | **(18)** | **(34)** | **(62)** | **—** | **(56)** | **(170)** |
| **Net carrying amount at December 31, 2011** | **1 777** | **740** | **1 441** | **86** | **491** | **4 535** |

During 2013, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €177 million, of which €161 million related to the planned disposal of Sweetbay, Harveys and Reid's and €16 million to the disposal of Delhaize Montenegro (see also Note 5).

In 2013, 2012 and 2011, the Group reclassified property, plant and equipment to investment property (see Note 9) for €2 million, €44 million and €31 million, respectively. In accordance with the Group's policy, closed stores held under finance lease agreements are reclassified to investment property. In 2011 the Group also transferred €16 million of assets acquired from Delta Maxi to "Assets classified as held for sale".

Property, plant and equipment can be summarized by reportable segment as follows:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| United States | 2 129 | 2 510 | 2 750 |
| Belgium | 841 | 828 | 808 |
| Southeastern Europe | 994 | 966 | 968 |
| Corporate | 9 | 10 | 9 |
| **Total property, plant and equipment** | **3 973** | **4 314** | **4 535** |

Depreciation expense is included in the following line items of the income statement:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cost of sales | 57 | 57 | 52 |
| Selling, general and administrative expenses | 432 | 464 | 417 |
| Depreciation from discontinued operations | 19 | 46 | 42 |
| **Total depreciation** | **508** | **567** | **511** |

Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows of store assets are independent of other (groups of) assets ("cash-generating unit" or CGU), for potential impairment based on historical and projected cash flows. The value in use, applying the main assumptions detailed in Note 6, is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. The fair value less costs to sell is estimated based on a multiples approach or independent third party appraisals, based on the location and condition of the stores. Closed stores are reviewed for impairment on a fair value less costs to sell basis (Level 3), based on actual results of the past and using observable market data, where possible.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 107

the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and/or on the impairment amount calculated.

The impairment charges can be summarized by property, plant and equipment categories as follows:

| | | December 31, | | |
|---|---|---|---|---|
| (in millions of €) | Note | 2013 | 2012 | 2011 |
| Land and buildings | | 2 | 15 | 17 |
| Leasehold improvements | | 5 | 23 | 24 |
| Furniture, fixtures, equipment and vehicles | | 7 | 36 | 39 |
| Construction in progress | | — | 1 | — |
| Property under finance leases | | 3 | 12 | 35 |
| **Total** | | **17** | **87** | **115** |
| Recognized in : | | | | |
| Other operating expenses | 28 | 11 | 45 | 120 |
| Result from discontinued operations | | 6 | 42 | (5) |

In 2012, the Group recognized impairment charges of €87 million related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the impairment of 6 stores in Belgium (€5 million).

A store portfolio review resulted in the decision to close 146 underperforming stores in the first quarter of 2012. Consequently, the Group recorded in 2011 €120 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of €5 million in the United States, which was offset by impairment charges in various other parts of the Group.

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2013 is as follows:

| | Owned | Finance Leases | Operating Leases | Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party | Total |
|---|---|---|---|---|---|
| United States | 238 | 556 | 720 | — | **1 514** |
| Belgium | 153 | 32 | 212 | 455 | **852** |
| Southeastern Europe | 334 | — | 663 | 54 | **1 051** |
| **Total** | **725** | **588** | **1 595** | **509** | **3 417** |

108 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

Investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes or is held for currently undetermined use, they are reclassified from property, plant and equipment to investment property.

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Cost at January 1** | **250** | **137** | **91** |
| Additions | — | 6 | 2 |
| Sales and disposals | (22) | (29) | (7) |
| Acquisition through business combinations | — | — | 34 |
| Transfers (to) from other accounts | 33 | 142 | 12 |
| Currency translation effect | (9) | (6) | 5 |
| **Cost at December 31** | **252** | **250** | **137** |
| **Accumulated depreciation and impairment at January 1** | **(134)** | **(54)** | **(31)** |
| Depreciation expense | (4) | (4) | (3) |
| Impairment losses | (6) | (14) | (17) |
| Sales and disposals | 17 | 26 | 3 |
| Transfers to (from) other accounts | (31) | (91) | (3) |
| Currency translation effect | 6 | 3 | (3) |
| **Accumulated depreciation and impairment at December 31** | **(152)** | **(134)** | **(54)** |
| **Net carrying amount at December 31** | **100** | **116** | **83** |

In 2012, €44 million of property, plant and equipment was transferred to investment property (see Note 8), of which €34 million related to the store portfolio review, which took place at the beginning of 2012. In 2011, Delhaize Group acquired investment property of €34 million as part of the Delta Maxi acquisition (see Note 4.1), of which €21 million was subsequently classified as "held for sale". In 2012, as a result of the weakening real estate market and the deteriorating state of the property for sale, making a sale within the foreseeable future unlikely, part of these properties (net book value of €7 million) has been reclassified into investment property (see Note 5.2).

At December 31, 2013, 2012 and 2011, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €132 million, €146 million and €115 million at December 31, 2013, 2012 and 2011, respectively. Level 2 fair values were estimated using third party appraisals and signed, non-binding purchase and sales agreements. Level 3 fair values were predominantly established applying an income approach. The entity did not change the valuation technique applied during the reporting period. The main inputs to the valuation model are current market rents, estimated market rental value (EMRV), term yield and reversionary yield. The fair values are estimated using either the support of qualified independent external or internal valuers with the necessary recognized and relevant professional qualification.

The fair value of the investment properties has been categorized as follows:

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | | Fair value | | |
| (in millions of €) | Carrying amount at amortized cost | Total | Level 2 | Level 3 |
| United States | 78 | 105 | 69 | 36 |
| Southeastern Europe | 22 | 27 | — | 27 |
| **Total investment property** | **100** | **132** | **69** | **63** |

Rental income from investment property recorded in other operating income was €6 million for 2013, €7 million for 2012 and €5 million for 2011. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €4 million in 2013, €6 million in 2012 and €5 million in 2011. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses, were €6 million in 2013, €4 million in 2012 and €2 million in 2011.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 109
10. Categorization and Offsetting of Financial Instruments 10.1 Categorization
Financial Assets by Class and Measurement Category December 31, 2013
Financial assets measured at amortized cost Financial assets measured at fair value Available for Derivatives—Derivatives—sale— Loans and through through through
(in millions of €) Note Receivables profit or loss equity equity Total Non-Current
Investments in securities 11 — — — 8 8 Other financial assets 12 21 — — — 21 Derivative instruments 19 — 1 — — 1
Current Receivables 14 618 — — — 618 Investments in securities 11 — — — 126 126 Other financial assets 12 25 — — — 25 Derivative instruments 19 — 40 — — 40 Cash and cash equivalents 15 1 149 — — — 1 149
Total financial assets 1 813 41 — 134 1 988 December 31, 2012
Financial assets measured
at amortized cost Financial assets measured at fair value Available for Derivatives—Derivatives—sale— Loans and through through through
(in millions of €) Note Receivables profit or loss equity equity Total Non-Current
Investments in securities 11 — — — 11 11 Other financial assets 12 19 — — — 19 Derivative instruments 19 — 61 — — 61 Current Receivables 14 632 — — — 632 Investments in securities 11 — — — 93 93 Cash and cash equivalents 15 920 — — — 920 Total financial assets 1 571 61 — 104 1 736

110 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| | | December 31, 2011 | | | | |
|---|---|---|---|---|---|---|
| | | Financial assets measured at amortized cost | Financial assets measured at fair value | | | |
| (in millions of €) | Note | Loans and Receivables | Derivatives - through profit or loss | Derivatives - through equity | Available for sale - through equity | Total |
| **Non-Current** | | | | | | |
| Investments in securities | 11 | — | — | — | 13 | 13 |
| Other financial assets | 12 | 18 | — | — | — | 18 |
| Derivative instruments | 19 | — | 57 | — | — | 57 |
| **Current** | | | | | | |
| Receivables | 14 | 695 | — | — | — | 695 |
| Investments in securities | 11 | — | — | — | 93 | 93 |
| Other financial assets | 12 | 22 | — | — | — | 22 |
| Derivative instruments | 19 | — | 1 | — | — | 1 |
| Cash and cash equivalents | 15 | 419 | — | — | — | 419 |
| **Total financial assets** | | **1 154** | **58** | **—** | **106** | **1 318** |

## Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires, for financial instruments that are measured in the balance sheet at fair value the disclosure of fair value measurements by level of fair value measurement hierarchy. For financial instruments not measured at fair value, the disclosure of their fair value and the fair value measurement level is necessary. The fair value measurements have to be categorized by the following level of fair value measurement hierarchy:

- *Level 1:* The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.
- *Level 2:* The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in level 2.
- *Level 3:* If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

| | | December 31, 2013 | | | |
|---|---|---|---|---|---|
| (in millions of €) | Note | Level 1 | Level 2 | Level 3 | Total |
| **Non-Current** | | | | | |
| Available for sale - through equity | 11 | 8 | — | — | 8 |
| Derivatives - through profit or loss | 19 | — | 1 | — | 1 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Current** | | | | | |
| Available for sale - through equity | 11 | 126 | — | — | 126 |
| Derivatives - through profit or loss | 19 | — | 40 | — | 40 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial assets measured at fair value** | | **134** | **41** | **—** | **175** |

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 111

| (in millions of €) | Note | December 31, 2012<br>Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| **Non-Current** | | | | | |
| Available for sale - through equity | 11 | 8 | 3 | — | 11 |
| Derivatives - through profit or loss | 19 | — | 61 | — | 61 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Current** | | | | | |
| Available for sale - through equity | 11 | 93 | — | — | 93 |
| Derivatives - through profit or loss | 19 | — | — | — | — |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial assets measured at fair value** | | **101** | **64** | **—** | **165** |

| (in millions of €) | Note | December 31, 2011<br>Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| **Non-Current** | | | | | |
| Available for sale - through equity | 11 | 12 | 1 | — | 13 |
| Derivatives - through profit or loss | 19 | — | 57 | — | 57 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Current** | | | | | |
| Available for sale - through equity | 11 | 93 | — | — | 93 |
| Derivatives - through profit or loss | 19 | — | 1 | — | 1 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial assets measured at fair value** | | **105** | **59** | **—** | **164** |

No transfers between the different fair value hierarchy levels took place in 2013, 2012 and 2011.

## Financial Liabilities by Class and Measurement Category

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | | Financial liabilities measured at fair value | | | | |
| (in millions of €) | Note | Derivatives - through profit or loss | Derivatives - through equity | Financial liabilities being part of a fair value hedge relationship | Financial liabilities at amortized cost | Total |
| **Non-Current** | | | | | | |
| Long-term debt | 18.1 | — | — | 311 | 1 700 | 2 011 |
| Obligations under finance lease | 18.3 | — | — | — | 496 | 496 |
| Derivative instruments | 19 | 8 | — | — | — | 8 |
| **Current** | | | | | | |
| Long-term debt - current portion | 18.1 | — | — | 219 | 9 | 228 |
| Obligations under finance leases | 18.3 | — | — | — | 59 | 59 |
| Derivative instruments | 19 | 3 | — | — | — | 3 |
| Bank overdrafts | | — | — | — | 4 | 4 |
| Accounts payable | | — | — | — | 1 993 | 1 993 |
| **Total financial liabilities** | | **11** | **—** | **530** | **4 261** | **4 802** |

112 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| (in millions of €) | Note | Financial liabilities measured at fair value: Derivatives - through profit or loss | Financial liabilities measured at fair value: Derivatives - through equity | Financial liabilities being part of a fair value hedge relationship | Financial liabilities at amortized cost | Total |
|---|---|---|---|---|---|---|
| | | December 31, 2012 | | | | |
| **Non-Current** | | | | | | |
| Long-term debt | 18.1 | — | — | 561 | 1 752 | 2 313 |
| Obligations under finance lease | 18.3 | — | — | — | 612 | 612 |
| Derivative instruments | 19 | 10 | — | — | — | 10 |
| **Current** | | | | | | |
| Long-term debt - current portion | 18.1 | — | — | — | 156 | 156 |
| Obligations under finance leases | 18.3 | — | — | — | 62 | 62 |
| Derivative instruments | 19 | 4 | — | — | — | 4 |
| Accounts payable | | — | — | — | 1 869 | 1 869 |
| **Total financial liabilities** | | **14** | — | **561** | **4 451** | **5 026** |

| (in millions of €) | Note | Financial liabilities measured at fair value: Derivatives - through profit or loss | Financial liabilities measured at fair value: Derivatives - through equity | Financial liabilities being part of a fair value hedge relationship | Financial liabilities at amortized cost | Total |
|---|---|---|---|---|---|---|
| | | December 31, 2011 | | | | |
| **Non-Current** | | | | | | |
| Long-term debt | 18.1 | — | — | 541 | 1 784 | 2 325 |
| Obligations under finance lease | 18.3 | — | — | — | 689 | 689 |
| Derivative instruments | 19 | 9 | 11 | — | — | 20 |
| **Current** | | | | | | |
| Short-term borrowings | 18.2 | — | — | — | 60 | 60 |
| Long-term debt - current portion | 18.1 | — | — | — | 88 | 88 |
| Obligations under finance leases | 18.3 | — | — | — | 61 | 61 |
| Accounts payable | | — | — | — | 1 833 | 1 833 |
| **Total financial liabilities** | | **9** | **11** | **541** | **4 515** | **5 076** |

## Financial Liabilities measured at fair value by Fair Value Hierarchy

| | December 31, 2013 | | | | |
|---|---|---|---|---|---|
| (in millions of €) | Note | Level 1 | Level 2 | Level 3 | Total |
| **Non-Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | 8 | — | 8 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | 3 | — | 3 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial liabilities measured at fair value** | | — | **11** | — | **11** |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 113

| | | December 31, 2012 | | | |
|---|---|---|---|---|---|
| (in millions of €) | Note | Level 1 | Level 2 | Level 3 | Total |
| **Non-Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | 10 | — | 10 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | 4 | — | 4 |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial liabilities measured at fair value** | | — | 14 | — | 14 |

| | | December 31, 2011 | | | |
|---|---|---|---|---|---|
| (in millions of €) | Note | Level 1 | Level 2 | Level 3 | Total |
| **Non-Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | 9 | — | 9 |
| Derivatives - through equity | 19 | — | 11 | — | 11 |
| **Current** | | | | | |
| Derivatives - through profit or loss | 19 | — | — | — | — |
| Derivatives - through equity | 19 | — | — | — | — |
| **Total financial liabilities measured at fair value** | | — | 20 | — | 20 |

During 2013, 2012 and 2011, no transfers between the different fair value hierarchy levels took place.

### Valuation techniques

The available for sale – through equity instruments are mainly categorized as Level 1, with the fair value of these instruments being determined based on their quoted prices in active markets. When the market is not active, the fair value of these instruments is determined based on market approach valuation techniques and the Group uses prices and other relevant information generated by market transactions involving identical or comparable assets.

The derivative financial instruments contracted by the Group are used for hedging purposes to manage its exposure to various financial risks and they are over-the-counter derivatives (interest rate and currency swaps) that are not traded in active markets. The fair value of these instruments is determined with present value calculations, using as inputs, besides others, foreign exchange spot rates, interest rate curves or implicit forward rate curves of the underlying. The contractual arrangements of these instruments also include cash collateral (pledged or received) that are payable / receivable if the value of a derivate exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and the Group's own non-performance risk on the value of the instrument.

## 10.2 Offsetting of Financial Instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

### Cash Pool

In 2011, the Group implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Group is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. Settlement on a net basis is intended by both parties and an actual netting is performed recurrently. The right to offset is enforceable in all circumstances, meeting the offsetting criteria and as a result only a net position is presented in the balance sheet.

### Offsetting of trade receivables and accounts payables

When local legislations allow and the economic environment requires it, commercial contracts with non-financial counterparties include clauses and terms that provide the legal enforceable right to offset in all circumstances outstanding balances between the parties. The parties intend to settle on a net basis and actual netting is performed recurrently. In Greece, the Group aims to have such terms with most of its suppliers, in order to reduce the liquidity risk. These clauses meet the offsetting criteria and balances with these suppliers have been presented as such in the consolidated financial statements.

### ISDA Master Agreements for Derivatives

The Group has several ISDA ("International Swaps and Derivatives Association") agreements in connection with its derivative transactions. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all outstanding transactions in the same currency are aggregated into a single net amount that is payable by one party to the other.

114 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Under certain circumstances, e.g., when a credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the balance sheet. This is because the Group does not have a currently legally enforceable right to offset recognized amounts, because the right to offset is enforceable only on the occurrence of future event such as a default. ISDAs are considered as master netting arrangements for IFRS 7 disclosure purposes.

The following table shows the maximum exposure of the Group's financial assets and financial liabilities that are subject to offset or enforceable master netting arrangements and similar agreements.

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | | | | Amounts not offset in the balance sheet but subject to master netting arrangements (or similar) | | |
| (in millions of €) | Gross amounts in the balance sheet | Financial instruments that are offset in the balance sheet | Net amounts presented in the balance sheet | Financial assets/liabilities | Cash collateral received/pledged | Net exposure |
| **Non-current** | | | | | | |
| Derivative financial assets | 1 | — | 1 | 1 | — | — |
| **Current** | | | | | | |
| Derivative financial assets | 40 | — | 40 | — | — | 40 |
| Receivables | 142 | 41 | 101 | — | — | 101 |
| Cash and cash equivalents | 470 | 451 | 19 | — | — | 19 |
| **Total** | **653** | **492** | **161** | **1** | **—** | **160** |
| | | | | | | |
| **Non-current** | | | | | | |
| Derivative financial liabilities | 8 | — | 8 | 1 | — | 7 |
| **Current** | | | | | | |
| Derivative financial liabilities | 3 | — | 3 | — | — | 3 |
| Accounts payable | 421 | 41 | 380 | — | — | 380 |
| Bank overdrafts | 451 | 451 | — | — | — | — |
| **Total** | **883** | **492** | **391** | **1** | **—** | **390** |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | | | | Amounts not offset in the balance sheet but subject to master netting arrangements (or similar) | | |
| (in millions of €) | Gross amounts in the balance sheet | Financial instruments that are offset in the balance sheet | Net amounts presented in the balance sheet | Financial assets/liabilities | Cash collateral received/pledged | Net exposure |
| **Non-current** | | | | | | |
| Derivative financial assets | 61 | — | 61 | 7 | — | 54 |
| **Current** | | | | | | |
| Receivables | 222 | 110 | 112 | — | — | 112 |
| Cash and cash equivalents | 355 | 229 | 126 | — | — | 126 |
| **Total** | **638** | **339** | **299** | **7** | **—** | **292** |
| | | | | | | |
| **Non-current** | | | | | | |
| Derivative financial liabilities | 10 | — | 10 | 7 | — | 3 |
| **Current** | | | | | | |
| Derivative financial liabilities | 4 | — | 4 | — | — | 4 |
| Accounts payable | 457 | 110 | 347 | — | — | 347 |
| Bank overdrafts | 229 | 229 | — | — | — | — |
| **Total** | **700** | **339** | **361** | **7** | **—** | **354** |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 115

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | | | | Amounts not offset in the balance sheet but subject to master netting arrangements (or similar) | | |
| (in millions of €) | Gross amounts in the balance sheet | Financial instruments that are offset in the balance sheet | Net amounts presented in the balance sheet | Financial assets/liabilities | Cash collateral received/pledged | Net exposure |
| **Non-current** | | | | | | |
| Derivative financial assets | 57 | — | 57 | 9 | — | 48 |
| **Current** | | | | | | |
| Derivative financial assets | 1 | — | 1 | — | — | 1 |
| Receivables | 172 | 76 | 96 | — | — | 96 |
| Cash and cash equivalents | 248 | 248 | — | — | — | — |
| **Total** | **478** | **324** | **154** | **9** | **—** | **145** |
| **Non-current** | | | | | | |
| Derivative financial liabilities | 20 | — | 20 | 9 | — | 11 |
| **Current** | | | | | | |
| Accounts payable | 384 | 76 | 308 | — | — | 308 |
| Bank overdrafts | 248 | 248 | — | — | — | — |
| **Total** | **652** | **324** | **328** | **9** | **—** | **319** |

## 11. Investments in Securities

Investments in securities contain investments in debt and equity securities, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets. The carrying amounts of the available for sale financial assets are as follows:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Non-current | 8 | 11 | 13 |
| Current | 126 | 93 | 93 |
| **Total** | **134** | **104** | **106** |

At December 31, 2013, the Group's non-current investments in debt securities were €8 million, of which €7 million (2012: €8 million, 2011: €9 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

| (in millions) | 2014 | 2015 | 2016 | Total |
|---|---|---|---|---|
| Cash flows in USD | — | 1 | 9 | 10 |
| Cash flows translated into EUR | — | — | 7 | 7 |

Delhaize Group further holds smaller non-current investments in money market and investment funds (€1 million at December 31, 2013) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2013, the Group's current investments in securities were €126 million and consisted primarily of investment funds that are entirely invested in U.S. Treasuries. These investments are predominantely held by the Group's captive reinsurance company, covering the Group's self-insurance exposure (see Note 20.2).

Investments in securities are classified as available for sale and measured at fair value through OCI (see Note 2.3). The fair value level hierarchy and valuation technique used in measuring these instruments are disclosed in Note 10.1.

The Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2013, 2012 and 2011, none of the investments in securities were either past due or impaired.

116 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits, and are carried at amortized cost (see also Note 10.1), less any impairment. The carrying value of other financial assets approximates the fair value and represents the maximum credit risk.

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Non-current | 21 | 19 | 18 |
| Current | 25 | — | 22 |
| **Total** | **46** | **19** | **40** |

The 2011 current financial assets included an amount of €20 million held in escrow relating to the acquisition of Delta Maxi (see Note 4.1), which has been released during 2012.

## 13. Inventories

Inventories predominantely represent goods for resale. In 2013, 2012 and 2011, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and to ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as "Product cost."

## 14. Receivables

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Trade receivables | 628 | 628 | 672 |
| Trade receivables - bad debt allowance | (36) | (31) | (36) |
| Other receivables | 26 | 35 | 59 |
| **Total current receivables** | **618** | **632** | **695** |

In 2011, other receivables include a €29 million receivable from insurance companies in connection with tornado and hurricane damages in the United States.

The aging of the current receivables is as follows:

| | December 31, 2013 | | | | |
|---|---|---|---|---|---|
| (in millions of €) | Net Carrying Amount | Neither Individually Impaired nor Past Due on the Reporting Date | Past Due - Less than 30 Days | Past Due - Between 30 and 180 Days | Past Due - More than 180 Days |
| Trade receivables | 628 | 455 | 107 | 38 | 28 |
| Trade receivables - bad debt allowance | (36) | (6) | (5) | (7) | (18) |
| Other receivables | 26 | 19 | 4 | 2 | 1 |
| **Total** | **618** | **468** | **106** | **33** | **11** |

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 117

| (in millions of €) | December 31, 2012 Net Carrying Amount | Neither Individually Impaired nor Past Due on the Reporting Date | Past Due - Less than 30 Days | Past Due - Between 30 and 180 Days | Past Due - More than 180 Days |
|---|---|---|---|---|---|
| Trade receivables | 628 | 431 | 123 | 43 | 31 |
| Trade receivables - bad debt allowance | (31) | (3) | (7) | (4) | (17) |
| Other receivables | 35 | 25 | 7 | 2 | 1 |
| **Total** | **632** | **453** | **123** | **41** | **15** |

| (in millions of €) | December 31, 2011 Net Carrying Amount | Neither Individually Impaired nor Past Due on the Reporting Date | Past Due - Less than 30 Days | Past Due - Between 30 and 180 Days | Past Due - More than 180 Days |
|---|---|---|---|---|---|
| Trade receivables | 672 | 503 | 99 | 49 | 21 |
| Trade receivables - bad debt allowance | (36) | (6) | (3) | (11) | (16) |
| Other receivables | 59 | 45 | 5 | 5 | 4 |
| **Total** | **695** | **542** | **101** | **43** | **9** |

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group's large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables approximate their (net) carrying values.

The movement of the bad debt allowance account was as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Bad debt allowance as of January 1 | 31 | 36 | 29 |
| Addition (recognized in profit or loss) | 15 | 3 | 11 |
| Usage | (10) | (8) | (4) |
| **Bad debt allowance at December 31** | **36** | **31** | **36** |

118 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 15. Cash and Cash Equivalents

Cash and cash equivalents were as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Deposits with original maturity of three months or less | 711 | 491 | 89 |
| Cash at banks | 363 | 347 | 242 |
| Cash on hand | 75 | 82 | 88 |
| **Cash and cash equivalents at December 31** | **1 149** | **920** | **419** |

Supplemental cash flow information:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Non-cash investing and financing activities: | | | |
| Finance lease obligations incurred for store properties and equipment | 12 | 14 | 35 |
| Finance lease obligations terminated for store properties and equipment | 6 | 24 | 2 |

In 2012, Delhaize America terminated several finance lease agreements resulting from store closings.

## 16. Equity

### Issued capital

There were 102 449 570, 101 921 498 and 101 892 190 Delhaize Group ordinary shares issued and fully paid at December 31, 2013, 2012 and 2011, respectively (par value of €0.50), of which 1 200 943, 1 044 135 and 1 183 948 ordinary shares were held in treasury at December 31, 2013, 2012 and 2011, respectively. Delhaize Group's ordinary shares may be in either dematerialized or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

### Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2012, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2017, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of €5.1 million, corresponding to approximately 10.2 million shares. The authorized increase in capital through issuance of new shares, convertible debt or warrants, may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

In 2013, Delhaize Group SA issued 528 072 shares of common stock (2012: 29 308; 2011: 336 909) for €16 million (2012: €1 million; 2011: €13 million), net of €8 million (2012: €0 million; 2011: €6 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

| **Recent Capital Increases** (in €, except number of shares) | Capital | Share Premium (Belgian GAAP)(1) | Number of Shares |
|---|---|---|---|
| **Capital on January 1, 2011** | **50 777 641** | **2 777 608 286** | **101 555 281** |
| Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan | 168 454 | 18 875 623 | 336 909 |
| **Capital on December 31, 2011** | **50 946 095** | **2 796 483 909** | **101 892 190** |
| Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan | 14 654 | 1 171 837 | 29 308 |
| **Capital on December 31, 2012** | **50 960 749** | **2 797 655 746** | **101 921 498** |
| Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan | 264 036 | 23 899 236 | 528 072 |
| **Capital on December 31, 2013** | **51 224 785** | **2 821 554 982** | **102 449 570** |

(1) Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 119

| Authorized Capital - Status (in €, except number of shares) | Maximum Number of Shares | Maximum Amount (excluding Share Premium) |
|---|---|---|
| **Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012** | **10 189 218** | **5 094 609** |
| August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan | (300 000) | (150 000) |
| **Balance of remaining authorized capital as of December 31, 2012** | **9 889 218** | **4 944 609** |
| May 29, 2013 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan | (368 139) | (184 070) |
| November 12, 2013 - Issuance of 89 069 warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan, of which 77 832 were cancelled on December 23, 2013 | (11 237) | (5 618) |
| **Balance of remaining authorized capital as of December 31, 2013** | **9 509 842** | **4 754 921** |

## Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the employees of its non-U.S. operating companies. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of €6 million. The first tranche of the options expired in June 2013, and the second and third tranches will expire in May 2015 and May 2016, respectively. These options are automatically exercised under certain conditions by a credit institution on behalf of Delhaize Group.

## Treasury Shares

In 2011, at an Ordinary and Extraordinary General Meeting, the Delhaize Group's shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In 2004, the Board of Directors approved the repurchase of up to €200 million of the Group's shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the share-based compensation plans that Delhaize Group offers to its employees. No time limit has been set for these repurchases. In 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

During 2013, Delhaize Group SA acquired 308 564 Delhaize Group shares (see also Note 32) for an aggregate amount of €14 million, representing approximately 0.30% of Delhaize Group's shares and transferred 11 566 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC repurchased 20 360 Delhaize Group ADRs (see also Note 32) in 2013 and transferred 160 550 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board in 2011, Delhaize Group SA and its affiliates acquired 613 924 Delhaize Group shares for an aggregate amount of €28 million. As a consequence, at the end of 2013, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €72 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2013, Delhaize Group owned 1 200 943 treasury shares (including ADRs), of which 872 019 were acquired prior to 2013, representing approximately 1.17% of the Delhaize Group shares.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 800 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2013 and December 31, 2016, up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

## Retained Earnings

Retained earnings increased in 2013 by €37 million, representing (i) the profit attributable to owners of the parent (€179 million), and (ii) the dividend declared and paid in 2013 (€142 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2013, 2012 and 2011, Delhaize Group's legal reserve

120 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group's Ordinary Shareholders Meeting must approve such dividends.

## Other Reserves

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Discontinued cash flow hedge reserve: | | | |
| Gross | (13) | (15) | (15) |
| Tax effect | 5 | 6 | 6 |
| Cash flow hedge reserve: | | | |
| Gross | — | — | (6) |
| Tax effect | — | — | 2 |
| Available for sale reserve: | | | |
| Gross | (6) | — | 7 |
| Tax effect | 1 | — | (1) |
| Remeasurement of defined benefit liability reserve: | | | |
| Gross | (65) | (78) | (62) |
| Tax effect | 23 | 28 | 24 |
| **Total other reserves** | **(55)** | **(59)** | **(45)** |

- *Discontinued cash flow hedge reserve*: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.
- *Cash flow hedge reserve*: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). During 2012, Delhaize Group refinanced the $300 million bond issued in 2009 (see Note 18.1) that was included in a cash flow hedge relationship. As a result, the cumulative loss on the hedging instrument recognized in other comprehensive income was reclassified to profit or loss as a reclassification adjustment and was not included in the initial cost or other carrying amount of a non-financial asset or liability.
- *Available for sale reserve*: The Group recognizes in this reserve unrealized fair value changes on financial assets classified as available for sale.
- *Remeasurement of defined benefit liability reserve:* Remeasurements comprise (i) actuarial gains and losses, (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset) and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). They are recognized immediately in OCI in the period in which they occur (see Note 21.1) and never reclassified into profit or loss.

## Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group's subsidiaries relative to the Group's reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar and the Serbian dinar to the euro.

## Non-controlling Interests

Non-controlling interests represent third party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group. These non-controlling interests are held by the Southeastern Europe segment and amounted to €6 million at the end of 2013 (2012: €2 million; 2011: €5 million).

## Capital Management

Delhaize Group's objectives for managing capital are to safeguard the Group's ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, among other things, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group's new dividend policy, as adopted by the Board of Directors in March 2014, is to pay out approximately 35% of the group share in underlying net profit from continued operations.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) "Net debt to equity" ratio (see Note 18.4).

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 121
17. Dividends
On May 23, 2013, the shareholders approved the payment gross of a dividend gross dividend of of €1.40 per share (€1.05 per share after deduction of the 25% Belgian withholding tax) or a total of a gross dividend €143 million of (including the dividend on treasury shares). On May 24, 2012, the shareholders approved the gross payment dividend of €1.76 per share (€1.32 per share after deduction of the 25% Belgian withholding tax) or a total €179 million.
With of ordinary respect shares to the against financial coupon year 2013, no. 52 the on Board June of 2, Directors 2014. This proposes dividend a gross is subject dividend to approval of €1.56 by per shareholders share to be at paid the to Ordinary owners financial Shareholders’ statements Meeting prepared of May under 22, 2014 IFRS .and, The therefore, financial year has 2013 not been dividend, included based as on a the liability number in Delh of shares aize Group’s issued consolidated at March 12, 2014, is €160 million. The payment of this dividend will not have income tax consequences for the Group.
Group As a result may have of the to potential issue new exercise ordinary of shares, warrants to issued which under payment the in Delhaize 2014 of Group the 2013 2002 dividend and 2012 is entitled, Stock between Incentive the Plans, date the of adoption of the annual accounts by the Board of Directors and at the this date Ordinary of their approval by the Ordinary Shareholders’ Meeting of shares May entitled 22, 2014 to. the The 2013 Board dividend of Directors and will will submit communicate at this meeting the aggregate Shareholders’ final amount Meeting of the dividend the aggregate for approval number . The of annual could be statutory issued between accounts March of Delhaize 12, 2014, Group and SA May for 22, 2013 2014, will assuming be modified that accordingly all vested. warrants The maximum were to number be exercised, of shares is which 2 630 non 597- . vested This would warrants result at in March an increase 12, 2014 in the amounted total amount to 453 to 155, be distributed representing as a dividends maximum to additional a total of € dividend 4 million to . Total be distributed outstanding of €1 million.

122 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# 18. Financial Liabilities

## 18.1 Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also has a treasury notes program available.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including fair value hedge accounting adjustments were as follows:

| | | | | December 31, | | |
|---|---|---|---|---|---|---|
| (in millions of €) | Nominal Interest Rate | Maturity | Currency | 2013 | 2012 | 2011 |
| Senior notes, unsecured | 5.70% | 2040 | USD | 421 | 438 | 445 |
| Debentures, unsecured | 9.00% | 2031 | USD | 195 | 204 | 208 |
| Notes, unsecured | 8.05% | 2027 | USD | 50 | 52 | 53 |
| Senior fixed rate bonds[1] | 3.125% | 2020 | EUR | 396 | 397 | — |
| Senior notes[1] | 4.125% | 2019 | USD | 212 | 232 | — |
| Retail bond, unsecured | 4.25% | 2018 | EUR | 400 | 400 | 400 |
| Bonds, unsecured | 6.50% | 2017 | USD | 325 | 339 | 345 |
| Senior notes | 7.06% | 2016 | USD | 6 | 6 | 6 |
| Mortgages payable | 8.25% | 2016 | USD | 1 | 1 | 2 |
| Notes, unsecured[1] | 5.625% | 2014 | EUR | 219 | 229 | 541 |
| Senior notes, unsecured[1] | 5.875% | 2014[3] | USD | — | 75 | 231 |
| Other debt | 4.58% to 7% | 2014 to 2031 | USD | 14 | 15 | 14 |
| Bonds, unsecured[2] | 5.10% | 2013 | EUR | — | 80 | 80 |
| Floating term loan, unsecured | LIBOR 6m+45bps | 2012 | USD | — | — | 87 |
| Bank borrowings | | | EUR | — | 1 | 1 |
| **Total non-subordinated borrowings** | | | | **2 239** | **2 469** | **2 413** |
| Less current portion | | | | (228) | (156) | (88) |
| **Total non-subordinated borrowings, non-current** | | | | **2 011** | **2 313** | **2 325** |

(1) Notes are part of hedging relationship (see Note 19) and refinancing transactions that took place in 2012 (see below).
(2) Bonds issued by Delhaize Group's Greek subsidiary Alfa Beta.
(3) Redeemed in 2013 (see below).

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 4.2%, 4.4% and 5.0% at December 31, 2013, 2012 and 2011, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2013, 2012 and 2011.

### Refinancing of Long-term Debts

In 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 net income.

In 2012, Delhaize Group issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC), and are not listed on any stock exchange. At the same time, the Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes for a nominal amount of €191 million, at a price of 108.079%.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 123

Simultaneously, Delhaize Group entered into (i) matching interest rate swaps to hedge the Group's exposure to changes in the fair value of the 4.125% notes due 2019, and (ii) cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure (economic hedge). See Note 19 for additional information on the hedge accounting applied.

In 2012, Delhaize Group also issued €400 million senior fixed rate bonds due 2020, at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group's exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates (see Note 19).

The net proceeds of the issuance were primarily used to fund the following tender offers:

- In 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.
- Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding for which Delhaize Group exercised its right to redeem these remaining outstanding notes (completed in 2013).

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes (see also Note 29.1).

Both the €400 million and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody's and Standard & Poor's within 60 days of Delhaize Group's public announcement of the occurrence of the change of control.

### Issuance of new Long-term Debts

During 2013, Delhaize Group did not issue any long-term debts.

In 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of €400 million. The majority of the proceeds of the retail bond were used for the voluntarily early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interest thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the Board of Directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

### Repayment of Long-term Debts

In 2013, €80 million unsecured bonds issued by Delhaize Group's subsidiary Alfa Beta matured and were repaid.

In 2012, the $113 million floating term loan issued in 2007 by the Group matured and was repaid.

### Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding senior notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2013, 2012 and 2011, $8 million (€6 million) in aggregate principal amounts of the notes were outstanding. At December 31, 2013, 2012 and 2011, restricted securities of $10 million (€7 million), $11 million (€8 million) and $12 million (€9 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

### Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group's long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| U.S. dollar | 1 224 | 1 362 | 1 391 |
| Euro | 1 015 | 1 107 | 1 022 |
| **Total** | **2 239** | **2 469** | **2 413** |

124 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principal of Delhaize Group's non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

| (in millions of $) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Fair Value |
|---|---|---|---|---|---|---|---|
| ***Fixed rates*** | | | | | | | |
| Senior Notes due 2016 | — | — | 9 | — | — | — | 10 |
| Average interest rate | — | — | 7.06% | — | — | — | |
| Interest due | 1 | 1 | — | — | — | — | |
| Bonds due 2017 | — | — | — | 450 | — | — | 509 |
| Average interest rate | — | — | — | 6.50% | — | — | |
| Interest due | 29 | 29 | 29 | 15 | — | — | |
| Notes due 2019 | — | — | — | — | — | 300 | 309 |
| Average interest rate | — | — | — | — | — | 4.13% | |
| Interest due | 12 | 12 | 12 | 12 | 12 | 7 | |
| Notes due 2027 | — | — | — | — | — | 71 | 78 |
| Average interest rate | — | — | — | — | — | 8.05% | |
| Interest due | 6 | 6 | 6 | 6 | 6 | 48 | |
| Debentures due 2031 | — | — | — | — | — | 271 | 328 |
| Average interest rate | — | — | — | — | — | 9.00% | |
| Interest due | 24 | 24 | 24 | 24 | 24 | 306 | |
| Notes due 2040 | — | — | — | — | — | 827 | 789 |
| Average interest rate | — | — | — | — | — | 5.70% | |
| Interest due | 47 | 47 | 47 | 47 | 47 | 1 037 | |
| Mortgage payable | — | — | 1 | — | — | — | 1 |
| Average interest rate | — | — | 8.25% | — | — | — | |
| Interest due | — | — | — | — | — | — | |
| Other debt | 12 | 1 | — | — | — | 7 | 20 |
| Average interest rate | 5.27% | 0.00% | — | — | — | 7.00% | |
| Interest due | 1 | — | — | — | — | 6 | |
| **Total $ cash flows** | **132** | **120** | **128** | **554** | **89** | **2 880** | **2 044** |
| **Total cash flows translated in millions of €** | **96** | **88** | **94** | **402** | **65** | **2 087** | **1 482** |

| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Fair Value |
|---|---|---|---|---|---|---|---|
| ***Fixed rates*** | | | | | | | |
| Notes due 2014 | 215 | — | — | — | — | — | 220 |
| Average interest rate | 5.63% | — | — | — | — | — | |
| Interest due | 12 | — | — | — | — | — | |
| Retail Bond due 2018 | — | — | — | — | 400 | — | 430 |
| Average interest rate | — | — | — | — | 4.25% | — | |
| Interest due | 17 | 17 | 17 | 17 | 17 | — | |
| Senior Notes due 2020 | — | — | — | — | — | 400 | 410 |
| Average interest rate | — | — | — | — | — | 3.13% | |
| Interest due | 13 | 13 | 13 | 13 | 13 | 25 | |
| **Total € cash flows** | **257** | **30** | **30** | **30** | **430** | **425** | **1 060** |
| **Total cash flows in €** | **353** | **118** | **124** | **432** | **495** | **2 512** | **2 542** |

In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

The fair values of the long-term debt (excluding finance leases, see Note 18.3) have been determined using their quoted prices for which an active market exists (Level 1). The fair values of long-term debts that are classified as Level 2 (non-public debt or debt for which there is no active market) have been estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

| (in millions of €) | Level 1 | Level 2 | Total |
|---|---|---|---|
| Fair value hierarchy of long-term debt | 2 519 | 23 | **2 542** |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 125

### Collateralization

The portion of Delhaize Group's long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets was €22 million at December 31, 2013, €23 million at December 31, 2012 and €37 million at December 31, 2011.

At December 31, 2013, 2012 and 2011, €35 million, €39 million and €56 million, respectively, of assets were pledged as collateral for mortgages.

### Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group's credit rating ("rating event"). Further, none of the debt covenants restrict the ability of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the notes due in 2014 (€), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (€), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

At December 31, 2013, 2012 and 2011, Delhaize Group was in compliance with all covenants for long-term debt.

## 18.2 Short-term Borrowings

### Short-term Borrowings by Currency

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Euro | — | — | 45 |
| Other currencies | — | — | 15 |
| **Total** | **—** | **—** | **60** |

The carrying amounts of short-term borrowings approximate their fair values.

### Short-term credit facilities

In 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the "RCF Agreement").

*U.S. Entities*

Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2013, 2012 and 2011.

Under the RCF Agreement, Delhaize America, LLC had no average daily borrowings during 2013, $1 million (€1 million) average daily borrowing during 2012 and no average daily borrowings during 2011. In addition to the RCF Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€25 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013, compared to an outstanding of $12 million (€9 million) and $16 million (€13 million) as of December 31, 2012 and 2011, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders' discretion and these facilities were $100 million (€73 million) at December 31, 2013, of which $35 million (€25 million) may also be used to fund letters of credit. As of December 31, 2013, 2012 and 2011, Delhaize America, LLC had no borrowings outstanding under such arrangements but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

*European Entities*

At December 31, 2013, 2012 and 2011, the Group's European entities together had credit facilities (committed and uncommitted) of €895 million (of which €725 million of committed credit facilities and including the €600 million RCF Agreement: see above), €846 million and €864 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, Delhaize Group had no outstanding short-term bank borrowings at the end of 2013 and 2012, compared to €60 million at December 31, 2011, with an average interest rate of 2.95%. During 2013, the Group's European entities had €1 million average daily borrowings at an average interest rate of 10.97%.

An amount of €45 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €34 million was outstanding as of December 31, 2013 (€11 million at December 31, 2012 and €10 million at December 31, 2011).

126 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

### Debt Covenants for Short-term Borrowings

The RCF Agreement of €600 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2013, 2012 and 2011, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

## 18.3 Leases

The classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

### Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 45 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments of our continued operations, which were not reduced by expected minimum sublease income of €69 million, due over the term of non-cancellable subleases, as of December 31, 2013:

| | Continued operations | | | | | | |
|---|---|---|---|---|---|---|---|
| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
| **Finance leases** | | | | | | | |
| Future minimum lease payments | 113 | 101 | 92 | 80 | 72 | 607 | **1 065** |
| Less amount representing interest | (54) | (52) | (46) | (41) | (36) | (281) | **(510)** |
| Present value of minimum lease payments | 59 | 49 | 46 | 39 | 36 | 326 | **555** |
| Of which related to closed store lease obligations | 6 | 6 | 6 | 5 | 4 | 35 | **62** |
| **Operating leases** | | | | | | | |
| Future minimum lease payments (for non-cancellable leases) | 269 | 240 | 196 | 155 | 121 | 559 | **1 540** |
| Of which related to closed store lease obligations | 21 | 18 | 16 | 14 | 11 | 47 | **127** |

Following the closing of Delhaize Group's agreed sale of Sweetbay, Harveys and Reid's (see Note 5), the Group will provide guarantees for a number of existing operating or finance lease contracts, which are disclosed in Note 34. Lease commitments that will be transferred to the buyer are not included in the table above.

The average effective interest rate for finance leases was 11.4%, 11.6% and 11.8% at December 31, 2013, 2012 and 2011, respectively. The fair value of the finance lease obligations has been determined using discounted cash flow models using the lease terms and cost of debt as the main inputs and have been categorized as Level 2.

The fair value of the finance lease obligations amounted to €709 million (at an average market rate of 5.0%), €842 million (5.1%) and €1 016 million (4.5%) at December 31 2013, 2012 and 2011, respectively.

The Group's obligation under finance leases is secured by the lessors' title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €321 million (of which €28 million related to discontinued operations), €326 million (of which €37 million related to discontinued operations) and €308 million (of which €32 million related to discontinued operations) in 2013, 2012 and 2011, respectively. Rent expenses are predominantly included in "Selling, general and administrative expenses".

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2013, 2012 and 2011.

Sublease payments received and recognized into income were €21 million in 2013 and 2012 and €16 million in 2011.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2013. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately €27 million.

Provisions for €113 million, €107 million and €46 million at December 31, 2013, 2012 and 2011, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in "Closed

► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ► 127

Store Provisions" (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

### Delhaize Group as Lessor – Expected Finance and Operating Lease Income

Delhaize Group occasionally acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, and retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2013, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in "Other operating income" in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2013 can be summarized as follows:

| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Future minimum lease payments to be received | 38 | 23 | 15 | 7 | 5 | 22 | 110 |
| Of which related to sub-lease agreements | 20 | 16 | 11 | 4 | 3 | 15 | 69 |

The total amount of €110 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the "Closed store provision" (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

## 18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities and term deposits, and cash and cash equivalents.

| | | December 31, | | |
|---|---|---|---|---|
| (in millions of €) | Note | 2013 | 2012 | 2011 |
| Non-current financial liabilities | 18.1, 18.3 | 2 507 | 2 925 | 3 014 |
| Current financial liabilities | 18.1, 18.2, 18.3 | 291 | 218 | 209 |
| Derivative liabilities | 10.2, 19 | 11 | 14 | 20 |
| Derivative assets | 10.2, 19 | (41) | (61) | (58) |
| Investments in securities - non current | 11 | (8) | (11) | (13) |
| Investments in securities - current | 11 | (126) | (93) | (93) |
| Term deposits - current | 12 | (12) | — | — |
| Cash and cash equivalents | 15 | (1 149) | (920) | (419) |
| **Net debt** | | **1 473** | **2 072** | **2 660** |
| Net debt to equity ratio | | 29.0% | 39.9% | 49.1% |

The following table summarizes the movement of net debt during 2013:

| (in millions of €) | |
|---|---|
| **Net debt at January 1, 2013** | **2 072** |
| Free cash flow | (669) |
| Adjustment for net cash received from derivative instruments (included in free cash flow) | 23 |
| Exercise of stock options and warrants | (12) |
| Purchase of treasury shares | 15 |
| Dividends paid | 142 |
| **Net debt after cash movements** | **1 571** |
| Amounts classified as held for sale | (50) |
| Other non-cash movements | (5) |
| Foreign currency impact | (43) |
| **Net debt at December 31, 2013** | **1 473** |

128 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

### 18.5 Free cash flow

Free cash flow is defined as cash flow before financing activities, investments in debt securities and term deposits and sale and maturity of debt securities and term deposits and can be summarized as follows:

| (in millions of €) | 2013 |
|---|---|
| Net cash provided by operating activities | 1 185 |
| Net cash used in investing activities | (572) |
| Net investment in debt securities and term deposits | 56 |
| **Free cash flow** | **669** |

The use of free cash flow can be detailed as follows:

| (in millions of €) | 2013 |
|---|---|
| Inflow: | |
| Free cash flow | 669 |
| Proceeds from the exercise of share warrants and stock options | 12 |
| Outflow: | |
| Repayments of long-term loans (including lease obligations), net | (213) |
| Dividends paid | (142) |
| Investment in debt securities, net | (43) |
| Purchase of treasury shares | (15) |
| Investment in term deposits, net | (13) |
| Settlement of derivative instruments | (1) |
| Cash movement before translation | 254 |
| Foreign currency translation (on cash portion) | (28) |
| **Net increase in cash and cash equivalents** | **226** |

## 19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The valuation methods for the fair values of derivative financial instruments are disclosed in Note 10.1. The fair values of derivative assets and liabilities are summarized below:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (in millions of €) | Assets | Liabilities | Assets | Liabilities | Assets | Liabilities |
| Interest rate swaps | 27 | 3 | 60 | 4 | 57 | — |
| Cross-currency swaps | 14 | 8 | 1 | 10 | 1 | 20 |
| **Total** | **41** | **11** | **61** | **14** | **58** | **20** |

Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2013:

| | 1 - 3 months | | 4 - 12 months | | 2015 | | 2016 and beyond | |
|---|---|---|---|---|---|---|---|---|
| (in millions of €) | Principal | Interest | Principal | Interest | Principal | Interest | Principal | Interest |
| **Interest rate swaps being part of a fair value hedge relationship** | | | | | | | | |
| Inflows | — | 3 | — | 21 | — | 12 | — | 47 |
| Outflows | — | (3) | — | (6) | — | (8) | — | (29) |
| **Interest rate swaps without a designated hedging relationship** | | | | | | | | |
| Inflows | — | 1 | — | 17 | — | — | — | — |
| Outflows | — | (1) | — | (4) | — | — | — | — |
| **Cross-currency interest rate swaps without a designated hedging relationship** | | | | | | | | |
| Inflows | 17 | 4 | 500 | 6 | — | 6 | 217 | 19 |
| Outflows | (18) | (4) | (486) | (5) | — | (5) | (225) | (18) |
| **Total Cash Flows** | **(1)** | **—** | **14** | **29** | **—** | **5** | **(8)** | **19** |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 129

## Interest Rate Swaps

*Fair value hedges:*

In 2007, Delhaize Group issued €500 million senior notes with a 5.625% fixed interest rate and a 7-year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1). In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3-month floating rate for the 7-year term. The maturity dates of these interest rate swap arrangements ("hedging instrument") match those of the underlying debt ("hedged item"). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented as a fair value hedge. The aim of the hedge is to transform the fixed rate notes into variable interest debt ("hedged risk"). In 2012, Delhaize Group refinanced in total €285 million of these €500 million senior notes (see Note 18.1). The Group prospectively and proportionally discontinued the hedge accounting for the tendered amounts.

In 2012, Delhaize Group issued $300 million senior notes (see Note 18.1) with a 4.125% fixed interest rate due 2019 ("hedged item"), exposing the Group to changes in the fair value due to changes in market interest rates ("hedged risk"). In order to hedge that risk, Delhaize Group entered into matching interest rate swaps and swapped 100% of the proceeds of the bond to a LIBOR 3-months floating rate for the 7-year term ("hedging instrument").

Furthermore, in 2012 Delhaize Group also issued €400 million senior notes (see Note 18.1) with a 3.125% fixed interest rate due 2020 ("hedged item"), exposing the Group to changes in the fair value due to changes in market interest rates ("hedged risk"). Delhaize Group partially hedged this exposure through an interest rate swap (3-months EURIBOR floating rate) with a nominal of €100 million and a maturity equal to the maturity of the bond. The Group designated and documented these transactions as fair value hedges.

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

| | | December 31, | | |
|---|---|---|---|---|
| (in millions of €) | Note | 2013 | 2012 | 2011 |
| Losses (gains) on | | | | |
| Interest rate swaps ("hedging instruments") | 29.1 | 22 | (6) | 5 |
| Related debt instruments ("hedged risks") | 29.1 | (22) | 3 | (5) |
| **Total** | | — | (3) | — |

*Economic hedges:*

Following the refinancing transaction in 2012, €285 million of the initial 2014 €500 million fair value hedge no longer qualified for hedge accounting (see above, swapping a fixed interest rate of 5.775% for EURIBOR 3-month floating rate) and in addition, the Group entered into an interest rate swap maturing in 2014 in order to offset the changes in future interest cash flows on a notional amount of €191 million on which the Group pays a fixed interest rate of 1.80% and receives a floating interest rate EURIBOR 3-months, resulting from the hedging instrument entered into in 2007 (see above).

*Discontinued cash flow hedges:*

In 2001, the Group recorded a deferred loss ($16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (€2 million). Both the deferred gain/loss were recorded in OCI ("discontinued cash flow hedge reserve") and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

## Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

*Cash flow hedge:*

Delhaize Group issued in 2009 a $300 million bond with a 5.875% fixed interest rate and a 5-year term ("hedged item"), exposing Delhaize Group to currency risk on dollar cash flows ("hedged risk"). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5-year term ("hedging instrument"). The maturity dates, the dollar interest rate, the interest payment dates, and the dollar flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions were designated and qualified for hedge accounting in accordance with IAS 39, and were documented and historically reflected in the financial statements of Delhaize Group as a cash flow hedge. Delhaize Group tested effectiveness by comparing the movements in cash flows of the hedging instrument with those of a "hypothetical derivative" representing the "perfect hedge". The terms of the hedging instrument and the hypothetical derivative were the same, with the exception of counterparty credit risk, which the Group monitored closely.

In 2012, following the refinancing and exercise of early redemption option on the $300 million senior notes due 2014 (see Note 18.1), the Group discontinued hedge accounting prospectively and recycled the outstanding amount from the cash flow hedge reserve related to those transactions to profit and loss (see Note 29.1).

130 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

*Economic hedges*:

Delhaize Group entered into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019 (see above), the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In 2007, Delhaize Group's U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity in connection with the transaction described above. Delhaize Group did not apply hedge accounting to this transaction because these swaps constitute an economic hedge with Delhaize America, LLC's underlying €500 million term loan.

Delhaize Group also enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2013. Changes in fair value of these swaps are recorded in "Finance costs" in the income statement:

| (in millions) | Foreign Currency Swaps | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Year Trade Date | Year Expiration Date | Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date | Interest Rate | Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date | Interest Rate | Fair Value Dec. 31, 2013 (€) | Fair Value Dec. 31, 2012 (€) | Fair Value Dec. 31, 2011 (€) |
| 2013 | 2014 | €18 | 12m EURIBOR +3.79% | $24 | 12m LIBOR +3.85% | (1) | — | — |
| 2012 | 2019 | €225 | 3m EURIBOR +2.06% | $300 | 3m LIBOR +2.31% | (7) | 1 | — |
| 2012 | 2013 | €30 | 12m EURIBOR +3.77% | $40 | 12m LIBOR +3.85% | — | — | — |
| 2012 | 2013 | €1 | 12m EURIBOR +4.30% | $1 | 12m LIBOR +4.94% | — | — | — |
| 2011 | 2012 | €12 | 12m EURIBOR +4.83% | $17 | 12m LIBOR +4.94% | — | — | 1 |
| 2009 | 2014 | €76 | 6.60% | $100 | 5.88% | — | (4)[(1)] | (11) |
| 2007 | 2014 | $670 | 3m LIBOR +0.98% | €500 | 3m EURIBOR +0.94% | 14 | (6) | (9) |

(1) As of December 31, 2012, $100 million/€76 million remained outstanding from the $300 million/€228 million currency swap. Following the redemption on the $300 million senior notes due 2014, the remaining outstanding amount of this swap was unwound and settled on January 3, 2013.

The Group reduces its credit and liquidity risk in connection with derivative financial instruments by entering into ISDA master agreements, the impact of these agreements is disclosed in Note 10.2.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 131

## 20. Provisions

| (in millions of €) | Note | December 31, 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Closed stores: | 20.1 | | | |
| Non-current | | 94 | 89 | 37 |
| Current | | 19 | 18 | 9 |
| Self-insurance: | 20.2 | | | |
| Non-current | | 84 | 90 | 89 |
| Current | | 49 | 52 | 54 |
| Pension benefit and other post-employment benefits: | 21 | | | |
| Non-current | | 110 | 132 | 93 |
| Current | | 9 | 10 | 3 |
| Other: | 20.3 | | | |
| Non-current | | 67 | 64 | 73 |
| Current | | 13 | 8 | 10 |
| **Total provisions** | | **445** | **463** | **368** |
| Non-current | | 355 | 375 | 292 |
| Current | | 90 | 88 | 76 |

### 20.1 Closed Store Provisions

Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance ("termination") costs. The amounts recognized reflect management's best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-lessee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominantely for stores located in the U.S., with remaining lease terms ranging from 1 to 22 years. The average remaining lease term for closed stores was 6 years at December 31, 2013. The following table reflects the activity related to closed store provisions:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Closed store provision at January 1** | **107** | **46** | **44** |
| Additions: | | | |
| Store closings - lease obligations | 54 | 131 | 3 |
| Store closings - other exit costs | 5 | 12 | — |
| Update of estimates | (5) | (15) | 5 |
| Interest expense (unwinding of discount) | 8 | 7 | 4 |
| Acquisition through business combination | — | — | 2 |
| Utilization: | | | |
| Lease payments made | (32) | (27) | (12) |
| Lease terminations | (11) | (42) | — |
| Payments made for other exit costs | (7) | (13) | (1) |
| Transfer from (to) other accounts | (1) | 11 | — |
| Currency translation effect | (5) | (3) | 1 |
| **Closed store provision at December 31** | **113** | **107** | **46** |

In 2013, Delhaize Group recognized an additional amount of €59 million for closed store provisions in connection with the closure of 43 stores in the United States (of which 24 Sweetbay stores), 5 in Southeastern Europe and 4 in Belgium. In 2012, additions to the store closing provisions of €143 million were recorded for the closing of 162 stores (mainly 126 in the U.S. and 31 underperforming Maxi stores) (see Note 28).

The "Other exit costs" primarily relate to termination benefits.

During 2013 and 2012, Delhaize Group paid €11 million and €42 million, respectively, of lease termination fees, primarily in the U.S. and to a lesser degree in Bulgaria.

132 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

| | Number of Closed Stores |
|---|---|
| **Balance at January 1, 2011** | **103** |
| Store closings added | 16 |
| Stores sold/lease terminated | (19) |
| **Balance at December 31, 2011** | **100** |
| Store closings added | 162 |
| Stores sold/lease terminated | (85) |
| **Balance at December 31, 2012** | **177** |
| Store closings added | 52 |
| Stores sold/lease terminated | (63) |
| **Balance at December 31, 2013** | **166** |

Expenses relating to closed store provisions were recorded in the income statement as follows:

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Other operating expenses | 28 | 8 | 126 | 6 |
| Interest expense included in "Finance costs" | 29.1 | 5 | 6 | 3 |
| Results from discontinued operations | 5.3 | 49 | 3 | 3 |
| **Total** | | **62** | **135** | **12** |

## 20.2 Self-insurance Provisions

Delhaize Group's U.S. operations are self-insured for their workers' compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

- $1.0 million per accident for workers' compensation;
- $3.0 million per occurrence for general liability;
- $2.0 million per accident for vehicle accident; and
- $5.0 million per occurrence for pharmacy claims.

Our property insurance in the U.S. includes self-insured retentions per occurrence of $15 million for named windstorms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Self-insurance provision at January 1** | **142** | **143** | **121** |
| Expense charged to earnings | 174 | 190 | 168 |
| Claims paid | (177) | (188) | (151) |
| Currency translation effect | (6) | (3) | 5 |
| **Self-insurance provision at December 31** | **133** | **142** | **143** |

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management's best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows (currently estimated to last until 2030) are discounted with period specific discount rates.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 133

## 20.3 Other Provisions

The other provisions mainly consist of long-term incentives, early retirement plans, legal provisions and onerous lease contracts (non-closed-store related), but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Other provisions at January 1** | **72** | **83** | **38** |
| Acquisitions through business combinations | — | — | 43 |
| Expense charged to profit and loss | 13 | 6 | 6 |
| Payments made | (10) | (17) | (4) |
| Transfer (to) from other accounts | 6 | 4 | — |
| Currency translation effect | (1) | (4) | — |
| **Other provisions at December 31** | **80** | **72** | **83** |

In 2011, Delhaize Group recorded as part of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1) €43 million of legal contingencies. These contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. At December 31, 2013 these contingencies amount to approximately €20 million.

# 21. Employee Benefits

## 21.1 Pension Plans

Delhaize Group's employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece and Serbia. In addition, the Group has also other post-employment defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans require making a number of assumptions about, e.g., discount rates, inflation, interest crediting rate and future salary increases or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective currency in which the benefits will be paid and with the appropriate maturity; mortality rates are based on publicly available mortality tables for the specific country. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices. Actuarial gains and losses (i.e., experience adjustments and effects of changes in financial and demographic actuarial assumptions) and the return on the plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), are directly recognized in OCI. The assumptions are summarized below.

### Defined Contribution Plans

- In *Belgium*, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made.

  Based on Belgian law, the plan includes a minimum guaranteed return, which is substantially guaranteed by an external insurance company that receives and manages the contributions. Consequently, these plans have some defined benefit plan features, which have been assessed to currently be insignificant to the plan in total. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees. The expenses related to these plans were €11 million in 2013, €10 million in 2012 and €9 million in 2011, respectively.

- In the *U.S.*, Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion, Sweetbay, Hannaford and Harveys with one or more years of service. Profit-sharing contributions substantially vest after three years of service. Forfeitures of profit-sharing contributions are used to reduce future employer contributions or offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC's Board of Directors. The profit-sharing plans also include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires that the employer makes matching contributions.
  The defined contribution plans generally provide benefits to participants upon death, retirement or termination of employment.

  The expenses related to these U.S. defined contribution retirement plans were €44 million in 2013 (out of which €4 million presented as part of discontinued operations due to the announced disposal of Sweetbay, Harveys and Reid's) and €46 million in 2012 (€5 million in discontinued operations) and €37 million in 2011 (€5 million in discontinued operations), respectively.

134 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

- In addition, Delhaize Group operates defined contribution plans in *Greece* to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

## Defined Benefit Plans

- In *Belgium*, Delhaize Group has a defined benefit pension plan covering approximately 5% of its employees. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his/her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions paid by plan participants. The assets of the plan, which are made up from the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant's contributions are defined in the terms of the plan, while the annual contributions to be paid by the Group are determined based on the funding level of plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Group bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions.
- In the *U.S.*, Delhaize Group operates several defined benefit pension plans. These plans are subject to the Employee Retirement Income Security Act of 1974 (ERISA). In line with ERISA, Delhaize America has established the Benefit Plans Fiduciary Committee ("the Committee") to manage and administer all plans and serve as a fiduciary where applicable. Its main responsibilities include (a) establishing appropriate procedures for plan administration and operations, (b) managing participant rights and benefits, enrolling participants and maintaining plan records and (c) establishing and periodically updating an investment policy for the funded plans and investing, monitoring and safeguarding the assets of those plans. In accordance with its responsibilities, the Committee reviews the funding policy annually to determine if it is consistent with the plan's projected benefit needs. The plans operated by Delhaize America can be grouped into three different types:
  - (a) *Cash balance plans* set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant's monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio. The largest plan is funded, covers approximately 44% of the Hannaford employees and is subject to a minimum funding requirement.

    The plan is not subject to any asset ceiling restrictions and any net assets are recognized in "Other non-current assets" (2012: $5 million (€4 million)).

    In 2011, when aligning the benefits and compensation across its operating entities, Delhaize America modified the terms of the plan and froze it for new employees and for further accruals of current employees. The plan amendment led to the recognition of net actuarial losses of $8 million (€6 million), recognized in OCI and of net curtailment gain of $13 million (€10 million), included in "Selling, general and administrative expenses".

    Following the plan amendment, the investment policy for the funded plan was also changed and as from 2012 it mainly invests in debt securities.
  - (b) Delhaize America sponsors unfunded *non-qualified retirement savings plans* offered to a limited number of Delhaize America employees. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant.

    During 2012, Delhaize America amended a non-qualified defined contribution retirement and savings plan offered to Hannaford executives by closing it for new employees and future services. Following the plan amendment Delhaize America bears more than insignificant longevity and financing risk in connection with the plan. Consequently, the plan classification changed to a defined benefit plan and the net liability of $28 million (€22 million) was transferred from other non-current liabilities to pension benefit provisions.
  - (c) Further, Delhaize America operates unfunded *supplemental executive retirement plans* ("SERP"), covering a limited number of executives. Benefits are calculated on the annual average of the participant's annual cash compensation multiplied by a percentage based on years of service and age at retirement. These plans expose Delhaize America to risks relating to longevity and discount rate. In 2011, Delhaize America decided to discontinue the SERP.
- In *Serbia*, Delhaize Group has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets. The main risks of the plan relate to the discount rate, inflation and the future salary increase.
- In *Greece*, Delhaize Group operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on the employee's monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. The plan exposes the Group to risk in connection with the applicable discount rate and the future salary increase. The employees are covered by the plan once they have completed a minimum service period, generally one year. During 2013, following the change of the respective law, the indemnity payable by the Group has been limited to 16 years (previously 28 years) of service (and for employees who had more than 16 years of service upon law publication, the indemnity is based on service capped at that time up to a maximum of 28 years). The change resulted in a negative past service cost of €3 million which has been recognized when the plan amendment occurred.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 135

## Defined Benefit Plans

| (in millions of €) | 2013 United States Plans | 2013 Plans Outside of the United States | 2013 Total | 2012 United States Plans | 2012 Plans Outside of the United States | 2012 Total | 2011 United States Plans | 2011 Plans Outside of the United States | 2011 Total |
|---|---|---|---|---|---|---|---|---|---|
| ***Change in benefit obligation:*** | | | | | | | | | |
| **Benefit obligation at January 1** | **180** | **153** | **333** | **174** | **122** | **296** | **161** | **117** | **278** |
| Current service cost | 1 | 5 | 6 | 2 | 5 | 7 | 8 | 4 | 12 |
| Interest expense | 7 | 3 | 10 | 8 | 5 | 13 | 8 | 5 | 13 |
| Remeasurement (gain) loss | | | | | | | | | |
| Effect of changes in demographic assumptions | — | — | — | — | 6 | 6 | — | — | — |
| Effect of changes in financial assumptions | (4) | (12) | (16) | (3) | 20 | 17 | 13 | 3 | 16 |
| Effect of experience adjustment | 3 | (8) | (5) | (2) | 4 | 2 | (2) | — | (2) |
| Past service cost | — | (1) | (1) | — | — | — | (10) | 1 | (9) |
| Currency translation effect | (7) | — | (7) | (3) | — | (3) | 6 | — | 6 |
| Benefit payments from the plan | (24) | (9) | (33) | (19) | (12) | (31) | (10) | (9) | (19) |
| Benefit payments from the employer | — | — | — | — | — | — | (1) | — | (1) |
| Settlement payments | — | 1 | 1 | — | 1 | 1 | — | 1 | 1 |
| Plan participants' contributions | 1 | 1 | 2 | 1 | 1 | 2 | 1 | 1 | 2 |
| Business combinations/divestures/ transfers | — | — | — | 22 | 1 | 23 | — | — | — |
| Other | — | (1) | (1) | — | — | — | — | (1) | (1) |
| **Benefit obligation at December 31** | **157** | **132** | **289** | **180** | **153** | **333** | **174** | **122** | **296** |
| ***Change in plan assets:*** | | | | | | | | | |
| **Fair value of plan assets at January 1** | **125** | **72** | **197** | **130** | **73** | **203** | **123** | **74** | **197** |
| Interest income | 4 | 1 | 5 | 5 | 3 | 8 | 6 | 3 | 9 |
| Remeasurement gain (loss) | | | | | | | | | |
| Return on plan asset (excluding interest income) | (6) | (4) | (10) | 4 | 5 | 9 | (4) | 3 | (1) |
| Changes in asset ceiling (excluding interest income) | — | — | — | — | — | — | — | — | — |
| Currency translation effect | (5) | — | (5) | (2) | — | (2) | 4 | — | 4 |
| Employer contributions | 9 | 8 | 17 | 6 | 3 | 9 | 12 | 2 | 14 |
| Plan participants' contributions | 1 | 1 | 2 | 1 | 1 | 2 | 1 | 1 | 2 |
| Benefits payments from the plan | (24) | (9) | (33) | (19) | (12) | (31) | (11) | (9) | (20) |
| Settlement payments | — | — | — | — | — | — | — | — | — |
| Expenses, taxes and premiums paid | — | — | — | — | (1) | (1) | — | (1) | (1) |
| Business combinations/divestures/ transfers | — | — | — | — | — | — | — | — | — |
| Other | — | (1) | (1) | — | — | — | (1) | — | (1) |
| **Fair value of plan assets at December 31** | **104** | **68** | **172** | **125** | **72** | **197** | **130** | **73** | **203** |
| **Amounts recognized in the balance sheet:** | | | | | | | | | |
| Present value of defined benefit obligations | 157 | 132 | 289 | 180 | 153 | 333 | 174 | 122 | 296 |
| Fair value of plan assets | 104 | 68 | 172 | 125 | 72 | 197 | 130 | 73 | 203 |
| *Net deficit/(surplus)* | 53 | 64 | 117 | 55 | 81 | 136 | 44 | 49 | 93 |
| Defined benefit liability | 53 | 64 | 117 | 59 | 81 | 140 | 44 | 49 | 93 |
| Defined benefit asset | — | — | — | (4) | — | (4) | — | — | — |
| **Net defined benefit liability** | **53** | **64** | **117** | **55** | **81** | **136** | **44** | **49** | **93** |
| ***Weighted average assumptions used to determine benefit obligations:*** | | | | | | | | | |
| Discount rate | 4.85% | 3.19% | | 3.49% | 2.27% | | 4.17% | 3.99% | |
| Rate of compensation increase | 4.25% | 3.03% | | 4.25% | 2.66% | | 4.25% | 3.02% | |
| Rate of price inflation | 3.48% | 2.02% | | 3.05% | 2.00% | | 3.05% | 2.00% | |
| Interest crediting rate (only applicable for the Hannaford Cash Balance Plan) | 4.00% | — | | 4.00% | — | | 3.00% | — | |

136 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding all other assumptions constant, would have affected the defined benefit obligation as follows:

| | | United States plans | | Plans outside of the United States | |
|---|---|---|---|---|---|
| (in millions of €) | Change in assumption | Increase | Decrease | Increase | Decrease |
| Discount rate | 0.50% | (6) | 6 | (7) | 8 |
| Rate of compensation increase | 0.50% | — | — | 8 | (8) |
| Mortality rate improvement | 1 year | 1 | — | 1 | — |
| Interest crediting rate (only applicable for the Hannaford Cash Balance Plan) | 0.25% | 2 | (2) | — | — |

| | 2013 | | | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions of €) | United States Plans | Plans Outside of the United States | Total | United States Plans | Plans Outside of the United States | Total | United States Plans | Plans Outside of the United States | Total |
| ***Components of defined benefit cost:*** | | | | | | | | | |
| **Components of defined benefit cost recognized in the income statement:** | | | | | | | | | |
| Current service cost | 1 | 5 | 6 | 2 | 5 | 7 | 8 | 4 | 12 |
| Past service cost | — | (1) | (1) | — | — | — | (10) | 1 | (9) |
| Interest expense | 7 | 3 | 10 | 8 | 5 | 13 | 8 | 5 | 13 |
| Interest income | (4) | (1) | (5) | (5) | (3) | (8) | (6) | (3) | (9) |
| Administrative expenses and taxes | — | — | — | — | 1 | 1 | — | 1 | 1 |
| (Gain) loss on settlement | — | 1 | 1 | — | 1 | 1 | — | 1 | 1 |
| **Components of defined benefit cost recognized in the income statement** | **4** | **7** | **11** | **5** | **9** | **14** | **—** | **9** | **9** |
| **Components of defined benefit cost recognized in OCI:** | | | | | | | | | |
| Remeasurements of defined benefit obligation | | | | | | | | | |
| Effect of changes in demographic assumptions | — | — | — | — | 6 | 6 | — | — | — |
| Effect of changes in financial assumptions | (4) | (12) | (16) | (3) | 20 | 17 | 13 | 3 | 16 |
| Effect of experience adjustment | 3 | (8) | (5) | (2) | 4 | 2 | (2) | — | (2) |
| Remeasurement of plan assets | | | | | | | | | |
| Return on plan asset | 6 | 4 | 10 | (4) | (5) | (9) | 4 | (3) | 1 |
| **Components of defined benefit cost recognized in OCI** | **5** | **(16)** | **(11)** | **(9)** | **25** | **16** | **15** | **—** | **15** |
| **Total components of defined benefit cost** | **9** | **(9)** | **—** | **(4)** | **34** | **30** | **15** | **9** | **24** |

The plan assets of the Group's defined benefit pension plan in Belgium is funded through a group insurance program and are part of the insurance company's overall investments, benefiting from a guaranteed minimum return. The insurance company's asset allocation was as follows:

| | December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Equities (all instruments have quoted price in active market) | 6% | 5% | 5% |
| Debt (all instruments have quoted price in active market) | 92% | 91% | 94% |
| Other assets (e.g., cash and cash equivalents) | 2% | 4% | 1% |

In 2014, the Group expects to contribute approximately €8 million to the defined benefit pension plan in Belgium.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 137

The weighted average duration of the plans outside the United States is 11.0 years (11.9 years in 2012 and 8.6 years in 2011). The timing of the benefit payments for these plans is as follows:

| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| As of December 31, 2013 | 2 | 3 | 4 | 7 | 4 | 226 | 246 |

The Hannaford plan asset allocation was as follows:

| | December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Equities | 0% | 0% | 49% |
| Debt (all instruments have quoted price in active market) | 92% | 95% | 49% |
| Other assets (e.g., cash and cash equivalents) | 8% | 5% | 2% |

In 2012, Delhaize America performed a review of the plan's funding position and the investment policy applied by the plan. Following the freezing of the plan, the Group's exposure to continuously growing defined benefit obligations has decreased and Delhaize America changed the investment strategy of the plan and intends to invest going forward mainly in debt securities.

The 2012 year-end actuarial calculation resulted in a benefit to the Group and due to the improved funding position, Delhaize Group expects that only insignificant contribution will be made to the plan during 2014.

The weighted average duration of the United States plans is 10.5 years (9.9 years in 2012 and 9.2 years in 2011). The timing of the benefit payments for these plans is as follows:

| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| As of December 31, 2013 | 15 | 8 | 9 | 9 | 9 | 187 | 237 |

Total defined benefit expenses in profit or loss were €11 million, €14 million and €9 million for 2013, 2012 and 2011 (amounts reclassified to discontinued operations as a result of the Sweetbay disposal are not significant), respectively, and can be summarized as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cost of sales | 1 | 1 | 2 |
| Selling, general and administrative expenses | 10 | 13 | 7 |
| **Total defined benefit expense recognized in profit or loss** | **11** | **14** | **9** |

## 21.2 Other Post-Employment Benefits

In the *U.S.*, the Group provides certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. A limited number of Delhaize America employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2013 was €2 million (2012 and 2011: €3 million). As the health care plans are unfunded, the total net liability was €2 million in 2013 and €3 million in 2012 and 2011 respectively. During 2013, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

| | December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Weighted-average actuarial assumptions used to determine benefit obligations:** | | | |
| Discount rate | 4.30% | 3.30% | 3.80% |
| Current health care cost trend | 7.60% | 7.80% | 9.09% |
| Ultimate health care cost trend | 5.00% | 5.00% | 5.00% |
| Year of ultimate trend rate | 2020 | 2018 | 2017 |

A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

138 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 21.3 Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for employees of its non-U.S. operating companies; warrant, restricted and performance stock unit plans for employees of its U.S. based companies.

- Under a *warrant plan* the exercise by the employee of warrants results in the issuance of new shares, while *stock options*, restricted and performance stock units are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In case when the capital increase occurs after year-end for warrants exercised before year-end, which usually relates to a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If assessed to be dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.
- *Restricted* and *performance stock unit awards* represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group's Corporate Governance Charter available on the Company's website (www.delhaizegroup.com).

The share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. All share-based compensation plans contain service vesting conditions. In addition the performance stock unit plans also contain a performance condition, whereby the vesting is linked to the achievement of a non-market financial performance condition, currently being the Group's Return on Invested Capital (ROIC) target. Both service conditions and non-market performance condition are not reflected in the grant-date fair value, but result in a true-up for changes in the number of equity instruments that are expected to vest.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of the warrants and options underlying the share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

- The *expected life* of the option is based on management's best estimate and based on historical option activity.
- The *expected volatility* is determined by calculating the historical volatility of the Group's share price over the expected option term.
- The *risk-free rate* is determined using a generic price of government bonds with corresponding maturity terms.
- The *expected dividend yield* is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group ADR price on the date of the grant (U.S. plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-U.S. plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €16 million in 2013 and €13 million in 2012 and 2011.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 139

## Non-U.S. Operating Entities Stock Options Plans

In its non-U.S. operating entities, Delhaize Group grants stock options to vice presidents and above.

25% of the options granted under these plans vest immediately and the remaining options vest after a service period of approximately 3½ years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

| Plan | Effective Date of Grants | Number of shares Underlying Award Issued | Number of shares Underlying Awards Outstanding at December 31, 2013 | Exercise Price | Number of Beneficiaries (at the moment of issuance) | Exercise Period |
|---|---|---|---|---|---|---|
| 2013 grant under the 2007 Stock option plan | December 2013 | 93 063 | 93 063 | €41.71 | 1 | Jan. 1, 2017 – May 29, 2020 |
| | November 2013 | 15 731 | 15 731 | €43.67 | 1 | Jan. 1, 2017 – May 29, 2020 |
| | May 2013 | 267 266 | 267 266 | €49.85 | 111 | Jan. 1, 2017 – May 29, 2020 |
| 2012 grant under the 2007 Stock option plan | November 2012 | 35 000 | 35 000 | €26.39 | 1 | Jan. 1, 2016 – May 24, 2019 |
| | May 2012 | 362 047 | 362 047 | €30.99 | 95 | Jan. 1, 2016 – May 24, 2019 |
| 2011 grant under the 2007 Stock option plan | June 2011 | 290 078 | 266 755 | €54.11 | 83 | Jan. 1, 2015 - June 14, 2018 |
| 2010 grant under the 2007 Stock option plan | June 2010 | 198 977 | 176 210 | €66.29 | 80 | Jan. 1, 2014 - June 7, 2017 |
| 2009 grant under the 2007 Stock option plan | June 2009 | 230 876 | 196 242 | €50.03 | 73 | Jan. 1, 2013 - June 8, 2016 |
| 2008 grant under the 2007 Stock option plan | May 2008 | 237 291 | 206 866 | €49.25 | 318 | Jan. 1, 2012 - May 29, 2015 |
| 2007 grant under the 2007 Stock option plan | June 2007 | 185 474 | 158 848 | €71.84 | 619 | Jan. 1, 2011 - June 7, 2017[1] |

(1) In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration date of the exercise period of the plan, i.e., June 7, 2014.

Activity associated with non-U.S. stock option plans was as follows:

| 2013 | Shares | Weighted Average Exercise Price (in €) |
|---|---|---|
| Outstanding at beginning of year | 1 606 255 | 49.95 |
| Granted | 376 060 | 47.58 |
| Exercised | (11 166) | 49.56 |
| Forfeited | (58 753) | 57.02 |
| Expired | (134 368) | 49.55 |
| **Outstanding at end of year** | **1 778 028** | **49.25** |
| Options exercisable at end of year | 738 166 | 58.39 |

| 2012 | Shares | Weighted Average Exercise Price (in €) |
|---|---|---|
| Outstanding at beginning of year | 1 379 150 | 55.71 |
| Granted | 397 047 | 30.58 |
| Exercised | — | — |
| Forfeited | (16 463) | 55.73 |
| Expired | (153 479) | 50.97 |
| **Outstanding at end of year** | **1 606 255** | **49.95** |
| Options exercisable at end of year | 742 612 | 54.61 |

140 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

| 2011 | Shares | Weighted Average Exercise Price (in €) |
|---|---|---|
| Outstanding at beginning of year | 1 328 980 | 55.92 |
| Granted | 290 078 | 54.11 |
| Exercised | (80 506) | 41.75 |
| Forfeited | (58 767) | 58.00 |
| Expired | (100 635) | 63.65 |
| **Outstanding at end of year** | **1 379 150** | **55.71** |
| Options exercisable at end of year | 687 629 | 55.23 |

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2013 was 4.31 years (2012: 4.34 years; 2011: 4.20 years). The weighted average share price for options exercised during 2013 and 2011 amounted to respectively €51.48 and €57.00. No options were exercised during 2012.

The following table summarizes stock options outstanding and exercisable as of December 31, 2013, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price (in €) |
|---|---|---|---|
| €26.39 - €43.67 | 505 841 | 5.62 | 33.04 |
| €49.25 - €54.11 | 937 129 | 3.92 | 50.97 |
| €66.29 - €71.84 | 335 058 | 3.44 | 68.92 |
| €26.39 - €71.84 | 1 778 028 | 4.31 | 49.25 |

Stock options exercisable at the end of 2013 had a weighted average remaining contractual term of 2.60 years (2012: 2.80; 2011: 2.85).

The weighted average fair values of stock options granted and assumptions used on the date of grant for their estimations were as follows:

| | Dec. 2013 | Nov. 2013 | May 2013 | Nov. 2012 | May 2012 | 2011 |
|---|---|---|---|---|---|---|
| Share price (in €) | 43.20 | 43.67 | 50.09 | 26.39 | 28.41 | 49.99 |
| Expected dividend yield (%) | 3.4 | 3.4 | 3.4 | 3.4 | 3.3 | 2.6 |
| Expected volatility (%) | 24.3 | 24.5 | 27.0 | 26.7 | 26.0 | 25.9 |
| Risk-free interest rate (%) | 1.1 | 0.9 | 0.7 | 0.6 | 0.7 | 2.3 |
| Expected term (years) | 6.0 | 6.0 | 6.0 | 5.8 | 5.8 | 5.3 |
| Fair value of options granted (in €) | 6.98 | 6.52 | 8.43 | 4.27 | 3.86 | 8.62 |

DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 141

## U.S. Operating Entities Warrants Plans

In its U.S. operating entities, Delhaize Group grants warrants for its vice presidents and above.

Warrants granted under the "Delhaize Group 2012 Stock Incentive Plan" and the "Delhaize Group 2002 Stock Incentive Plan" vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date. Share-based awards granted to employees of U.S. operating companies under the various plans were as follows:

| Plan | Effective Date of Grants | Number of shares Underlying Award Issued | Number of Shares Underlying Awards Outstanding at Dec. 31, 2013 | Exercise Price | Number of Beneficiaries (at the moment of issuance) | Exercise Period (exercisable until) |
|---|---|---|---|---|---|---|
| Delhaize Group 2012 Stock Incentive plan - Warrants | November 2013 | 11 237 | 11 237 | $58.40 | 1 | 2023 |
| | May 2013 | 368 139 | 368 139 | $64.75 | 59 | 2023 |
| | August 2012 | 300 000 | — | $39.62 | 1 | 2022 |
| | May 2012 | 291 727 | 229 254 | $38.86 | 75 | 2022 |
| Delhaize Group 2002 Stock Incentive plan - Warrants | June 2011 | 318 524 | 299 280 | $78.42 | 75 | 2021 |
| | June 2010 | 232 992 | 210 453 | $78.33 | 74 | 2020 |
| | June 2009 | 301 882 | 208 168 | $70.27 | 88 | 2019 |
| | May 2008 | 528 542 | 292 244 | $74.76 | 237 | 2018 |
| | June 2007 | 1 165 108 | 800 235 | $96.30 | 3 238 | 2017 |
| | June 2006 | 1 324 347 | 385 380 | $63.04 | 2 983 | 2016 |
| | May 2005 | 1 100 639 | 212 120 | $60.76 | 2 862 | 2015 |
| | May 2004 | 1 517 988 | 135 132 | $46.40 | 5 449 | 2014 |
| Delhaize America 2002 Stock Incentive plan - Options not backed by warrants | Various | 3 221 | 2 154 | $74.76 -$78.33 | 11 | Various |

Activity related to the Delhaize Group 2012 and 2002 Stock Incentive Plans was as follows:

| 2013 | Shares | Weighted Average Exercise Price (in $) |
|---|---|---|
| Outstanding at beginning of year | 3 521 876 | 69.27 |
| Granted | 379 376 | 64.56 |
| Exercised[(1)] | (534 043) | 41.36 |
| Forfeited/expired | (213 413) | 74.30 |
| **Outstanding at end of year** | **3 153 796** | **73.09** |
| Options exercisable at end of year | 2 313 002 | 75.20 |

| 2012 | Shares | Weighted Average Exercise Price (in $) |
|---|---|---|
| Outstanding at beginning of year | 3 195 599 | 74.22 |
| Granted | 591 727 | 39.25 |
| Exercised | (28 561) | 42.14 |
| Forfeited/expired | (236 889) | 64.27 |
| **Outstanding at end of year** | **3 521 876** | **69.27** |
| Options exercisable at end of year | 2 322 027 | 74.56 |

| 2011 | Shares | Weighted Average Exercise Price (in $) |
|---|---|---|
| Outstanding at beginning of year | 3 313 126 | 72.31 |
| Granted | 318 524 | 78.42 |
| Exercised | (318 545) | 56.54 |
| Forfeited/expired | (117 506) | 79.82 |
| **Outstanding at end of year** | **3 195 599** | **74.22** |
| Options exercisable at end of year | 2 206 490 | 73.87 |

(1) Includes 6 177 warrants exercised by employees, for which a capital increase had not occurred before December 31, 2013.

142 DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS
2011: The weighted 5.10). The average weighted remaining average contractual share price term for for stock the options stock options exercised outstanding during 2013 as at amounts December to 31, $60 2013 .80 (2012: is 3.77 $ 52 (2012: .87; 2011: 4.76;
$79.73).
The remaining following contractual table summarizes life (years) share and -based weighted awards average outstanding exercise as of price December under 31, the 2013, share and -based the related compensation weighted plans average for employees of U.S. operating companies:
Range of Exercise Prices Outstanding Number (in years) Weighted Average Remaining Contractual Life (in $) Weighted Average Exercise Price
$38.86—$ 58.40 375 623 3.91 42.16
$60.76—$ 74.76 1 467 384 4.01 66.51
$78.33—$ 96.30 1 310 789 3.46 89.32
$38.86—$ 96.30 3 153 796 3.77 73.09
Stock 2011: 4.40) options . exercisable at the end of 2013 had a weighted average remaining contractual term of 2.85 years (2012: 3.60; The fair values of stock options granted and assumptions used for their estimation were as follows:
Nov. 2013 May 2013 Aug. 2012 May 2012 2011
Share price (in $) 58.40 64.75 39.62 38.86 78.42
Expected dividend yield (%) 3.6 3.6 3.6 3.5 2.9
Expected volatility (%) 27.5 27.9 27.1 27.9 26.0
Risk-free interest rate (%) 1.2 0.8 0.5 0.6 1.2
Expected term (years) 4.4 4.4 4.2 4.2 4.0
Fair value of options granted (in $) 9.37 10.26 5.89 6.10 12.61
U.S. Operating Entities Restricted and Performance Stock Unit Plan
Restricted Stock Unit Plans
Until Presidents 2012, and Delhaize above Group no longer granted receive restricted restricted stock stock units units, to instead eligible they Directors are awarded and above. performance However, stock as units from (see 2013, below) Vice. Further, end of the as second from the year 2013 following grant, the the grant vesting date scheme into a of cliff these vesting awards after has 3 years. been When changed the from award a vests, five-year the period associate starting receives at the—at no cost to the associate—ADRs equal to the number of restricted stock units that have vested, free of any restriction.
Restricted stock unit awards granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted
Stock Unit Plan” and the “Delhaize America 2002 Restricted Stock Unit Plan” (grants prior to 2012) were as follows:
Effective Date of Grants Number of Shares Underlying Award Issued Number of Shares Underlying Awards Outstanding at December 31, 2013 Number of Beneficiaries (at the moment of issuance)
May 2013 72 305 66 537 177
August 2012 40 000 — 1
May 2012 126 123 74 578 253
June 2011 128 717 48 796 249
June 2010 123 917 28 064 243
June 2009 150 073 13 324 245

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 143
Activity related to the restricted stock plans was as follows:
2013 Shares
Outstanding at beginning of year 458 733
Granted 72 305
Released from restriction (262 542)
Forfeited/expired (37 197)
Outstanding at end of year 231 299
2012 Shares
Outstanding at beginning of year 520 584
Granted 166 123
Released from restriction (210 611)
Forfeited/expired (17 363)
Outstanding at end of year 458 733
2011 Shares
Outstanding at beginning of year 597 111
Granted 128 717
Released from restriction (185 549)
Forfeited/expired (19 695)
Outstanding at end of year 520 584
The fair value at date of grant for restricted stock unit awards granted during 2013, August 2012, May 2012 and 2011 was $64.75, $39.62, $38.86 and $78.42, respectively, based on the share price at the grant date.
Performance stock units
In stock 2013, units Delhaize are restricted Group stock granted units, performance with additional stock performance units to U. S. conditions. operating The entities cliff-vesting Vice Presidents of these performance and above. stock Performance units is linked the award to the vests, achievement the associate of non-market receives -financial at no cost performance to the associate condition—ADRs targets equal (ROIC) to the over number a cumulative of restricted 3-year stock period. units When that have vested, free of any restriction.
Performance stock units granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” were as follows:
Effective Date of Grants Number of Shares Underlying Award Issued Number of Shares Underlying Awards Outstanding at December 31, 2013 Number of Beneficiaries (at the moment of issuance)
November 2013 3 979 3 979 1
May 2013 122 364 122 364 60
The performance fair value stock of the units performance forfeited during stock 2013. units issued in November and May 2013 was $58.40 and $64.75, respectively. No

144 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 22. Income Taxes

The major components of income tax expense for 2013, 2012 and 2011 were:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Continuing operations** | | | |
| Current tax | 149 | 100 | 96 |
| Taxes related to prior years recorded in the current year | — | (57)[1] | 5 |
| Utilization of previously unrecognized tax losses and tax credits | — | — | (1) |
| Other (current tax related) | 2 | 2 | — |
| Deferred tax | (67) | (46) | 48 |
| Deferred taxes related to prior years recorded in the current year | — | 5 | (5) |
| Recognition of deferred tax on previously unrecognized tax losses and tax credits | (1) | (6) | (2) |
| Derecognition of previously recorded deferred tax assets | 2 | 18 | 3 |
| Deferred tax expense relating to changes in tax rates or the imposition of new taxes | (8)[3] | 13[2] | 1 |
| **Total income tax expense from continuing operations** | **77** | **29** | **145** |
| **Discontinuing operations** | | | |
| Current tax | 3 | 8 | 6 |
| Deferred tax | (20) | (17) | 2 |
| **Total income tax expense from discontinued operations** | **(17)** | **(9)** | **8** |
| **Total income tax expense from continuing and discontinued operations** | **60** | **20** | **153** |

(1) Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(2) End 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(3) Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

Reconciliation of effective tax rate:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Profit before taxes and discontinued operations | 303 | 189 | 610 |
| Share of results of joint venture equity accounted | (4) | (4) | (4) |
| Result from discontinued operations, before taxes | (60) | (67) | 15 |
| **Total profit before taxes, excl. share of results of joint venture** | **239** | **118** | **621** |
| Assumed taxes applying the Group's domestic tax rate (33.99%) | 81 | 40 | 211 |
| Effect of different tax rates in jurisdictions outside Belgium | 23 | 33 | (7) |
| Taxes related to prior years recorded in current year | — | (52)[2] | — |
| Tax effects of: | | | |
| Changes in tax rate or imposition of new taxes | (8)[4] | 13[3] | 1 |
| Non taxable income | (36) | (32) | (3) |
| Non deductible expenses | 30 | 28 | 7 |
| Deductions from taxable income[1] | (42) | (44) | (63) |
| Tax charges on dividend income | 3 | 8 | 4 |
| (Recognition) non recognition of deferred tax assets | 7 | 24 | 3 |
| Other | 2 | 2 | — |
| **Total income tax expense from continuing and discontinued operations** | **60** | **20** | **153** |
| **Effective income tax rate** | **25.2%** | **17.3%** | **24.7%** |

(1) Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.
(2) Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(3) In December 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(4) Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Current tax | (1) | 2 | (1) |
| Deferred tax | 2 | (5) | (8) |
| **Total tax charged (credited) directly to equity** | **1** | **(3)** | **(9)** |

DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 145

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.0 billion at December 31, 2013 and 2012 and €4.1 billion at December 31, 2011.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Deferred tax liabilities | 444 | 568 | 623 |
| Deferred tax assets | 71 | 89 | 97 |
| **Net deferred tax liabilities** | **373** | **479** | **526** |

The changes in the overall net deferred tax liabilities were as follows:

| (in millions of €) | Accelerated Tax Depreciation | Closed Store Provision | Leases | Pension | Other | Total |
|---|---|---|---|---|---|---|
| **Net deferred tax liabilities at January 1, 2011** | **580** | **(17)** | **(77)** | **(33)** | **(5)** | **448** |
| Charge (credit) to equity for the year | — | — | — | (6) | (2)[(1)] | (8) |
| Charge (credit) to profit or loss for the year | (41) | 1 | 2 | (1) | 85 | 46 |
| Effect of change in tax rates | — | — | — | — | 1 | 1 |
| Acquisition | 36 | (3) | — | — | (11) | 22 |
| Transfers (to) from other accounts | (1) | 1 | 1 | — | (1) | — |
| Currency translation effect | 12 | — | (2) | (1) | 8 | 17 |
| **Net deferred tax liabilities at December 31, 2011** | **586** | **(18)** | **(76)** | **(41)** | **75** | **526** |
| Charge (credit) to equity for the year | — | — | — | (4) | (1)[(1)] | (5) |
| Charge (credit) to profit or loss for the year | (45) | (26) | 1 | (3) | 27 | (46) |
| Effect of change in tax rates | 13 | — | — | — | — | 13 |
| Divestiture | (1) | — | — | — | 1 | — |
| Transfers (to) from other accounts | (1) | — | — | — | 1 | — |
| Currency translation effect | (10) | 1 | 1 | — | (1) | (9) |
| **Net deferred tax liabilities at December 31, 2012** | **542** | **(43)** | **(74)** | **(48)** | **102** | **479** |
| Charge (credit) to equity for the year | — | — | — | 4 | (2) | 2 |
| Charge (credit) to profit or loss for the year | (61) | (5) | 2 | (2) | (20) | (86) |
| Effect of change in tax rates | (3) | — | — | (2) | (3) | (8) |
| Divestiture | 2 | — | — | — | — | 2 |
| Transfers (to) from other accounts | (1) | 2 | — | — | (3) | (2) |
| Currency translation effect | (17) | 2 | 2 | 2 | (3) | (14) |
| **Net deferred tax liabilities at December 31, 2013** | **462** | **(44)** | **(70)** | **(46)** | **71** | **373** |

(1) In 2012 and 2011, includes €2 million and €(2) million, respectively, in relation to the cash flow hedge reserve (terminated in 2013).

At December 31, 2013, Delhaize Group did not recognize deferred tax assets of €194 million, of which:

- €36 million relates to U.S. tax loss carry-forwards of €857 million and U.S. state tax credits, which if unused would expire at various dates between 2014 and 2033;
- €9 million relates to tax loss carry-forwards of €88 million in Europe, which if unused would expire at various dates between 2014 and 2018;
- €9 million relates to tax credits in Europe, which if unused would expire at various dates between 2014 and 2023;
- €121 million relates to several deferred tax assets (primarily tax loss carry-forwards of €378 million) in Europe which can be utilized without any time limitation;
- €6 million relates to capital losses that can only be offset against capital gains in Europe, which if unused would expire in 2018;
- €13 million relates to impairment in Europe that could result in capital losses which will probably not be offset against realized capital gains within the applicable time limitations.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

146 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2013, the recognized deferred tax assets relating to unused tax losses and unused tax credits was €18 million.

## 23. Accrued Expenses

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| Accrued payroll and short-term benefits | 404 | 327 | 329 |
| Accrued interest | 37 | 33 | 42 |
| Other | 83 | 75 | 69 |
| **Total accrued expenses** | **524** | **435** | **440** |

## 24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Product cost, net of vendor allowances and cash discounts | 25 | 15 378 | 15 256 | 14 005 |
| Employee benefits | 26 | 2 866 | 2 818 | 2 621 |
| Supplies, services and utilities purchased | | 815 | 814 | 759 |
| Depreciation and amortization | 7, 8, 9 | 579 | 599 | 540 |
| Operating lease expenses | 18.3 | 293 | 289 | 276 |
| Repair and maintenance | | 238 | 238 | 201 |
| Advertising and promotion | | 185 | 189 | 161 |
| Other expenses[(1)] | | 126 | 113 | 121 |
| **Total expenses by nature** | | **20 480** | **20 316** | **18 684** |
| Cost of sales | 25 | 16 004 | 15 891 | 14 586 |
| Selling, general and administrative expenses | | 4 476 | 4 425 | 4 098 |
| **Total expenses by function** | | **20 480** | **20 316** | **18 684** |

(1) Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in "Other expenses".

## 25. Cost of Sales

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Product cost, net of vendor allowances and cash discounts | 24 | 15 378 | 15 256 | 14 005 |
| Purchasing, distribution and transportation costs | | 626 | 635 | 581 |
| **Total** | | **16 004** | **15 891** | **14 586** |

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded as a reduction in "Selling, general and administrative expenses" (€14 million, €13 million and €17 million in 2013, 2012 and 2011, respectively).

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 147

## 26. Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Wages, salaries and short-term benefits including social security | | 2 787 | 2 740 | 2 558 |
| Share-based compensation expenses | 21.3 | 16 | 13 | 13 |
| Retirement benefits (including defined contribution, defined benefit and other post-employment benefits) | 21.1, 21.2 | 63 | 65 | 50 |
| **Total** | 24 | **2 866** | **2 818** | **2 621** |

Employee benefit expenses were recognized in the income statement as follows:

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cost of sales | 355 | 357 | 337 |
| Selling, general and administrative expenses | 2 511 | 2 461 | 2 284 |
| **Employee benefits for continuing operations** | **2 866** | **2 818** | **2 621** |
| Results from discontinued operations | 208 | 246 | 225 |
| **Total** | **3 074** | **3 064** | **2 846** |

## 27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Rental income | 50 | 49 | 43 |
| Income from waste recycling activities | 20 | 19 | 24 |
| Services rendered to wholesale customers | 6 | 7 | 11 |
| Gains on sale of property, plant and equipment | 11 | 10 | 3 |
| Gains on sale of businesses | 9 | — | — |
| Other | 33 | 31 | 31 |
| **Total** | **129** | **116** | **112** |

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third parties, leading to a gain on disposal of €9 million, included in "Gain on sale of businesses". The caption "Other" contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

During 2012, Delhaize Group recognized €3 million of government grant income and €5 million of lease termination/settlement income in "Other" and in 2011, this caption contained an insurance reimbursement related to tornado damages in the U.S. (€13 million).

## 28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Store closing expenses | 8 | 126 | 6 |
| Reorganization expenses | 15 | — | — |
| Impairment losses | 213 | 220 | 140 |
| Losses on sale of property, plant and equipment | 21 | 21 | 13 |
| Other | 13 | 9 | 13 |
| **Total** | **270** | **376** | **172** |

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, resulting in total store closing charges of €141 million. These charges were partly offset by €15 million resulting from the periodic update of estimates used for the store closing provision (see Note 20.1).

148 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

In 2013, the Group recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Impairment losses recognized in continued operations can be summarized as follows:

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Goodwill | 6 | 124 | 126 | — |
| Intangible assets | 7 | 72 | 17 | 3 |
| Property, plant & equipment | 8 | 11 | 45 | 120 |
| Investment property | 9 | 6 | 14 | 17 |
| Assets held for sale | 5.2 | — | 18 | — |
| **Total** | | **213** | **220** | **140** |

In 2013, the Group recorded impairment losses on its Serbian goodwill (€124 million) and trade names (€67 million), the Piccadilly brand in Bulgaria (€4 million) and some other intangible assets at Delhaize America (€1 million).

In 2012, the Group impaired 100% of the goodwill recognized in Bulgaria and Bosnia & Herzegovina (totaling €41 million) and €85 million with respect to the Serbian goodwill. The Group further recognized impairment charges in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, the Group recognized impairment charges of €45 million in property, plant and equipment relating to (i) the closure of 11 stores and 3 underperforming stores in the United States for €12 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

During 2011, the Group performed a review of its store portfolio and, as a result, recorded impairment losses for 126 stores and one distribution center in the U.S. (€115 million in addition to the €5 million already recorded on several stores during the year) and several of its investment properties (€17 million).

"Other" primarily consists of hurricane and other natural disasters related expenses, as well as legal provision/settlement expenses.

## 29. Financial Result

### 29.1 Finance Costs

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Interest on short- and long-term borrowings | | 123 | 134 | 120 |
| Amortization of debt discounts (premiums) and financing costs | | 4 | 5 | 7 |
| Interest on obligations under finance leases | | 57 | 67 | 68 |
| Interest charged to closed store provisions (unwinding of discount) | 20.1 | 5 | 6 | 3 |
| **Total interest expenses** | | **189** | **212** | **198** |
| Foreign currency losses (gains) on debt covered by cash flow hedge | 30 | — | (1) | 7 |
| Reclassification of fair value losses (gains) from OCI on cash flow hedge | 19 | — | 4 | (5) |
| **Total cash flow hedging impact** | | **—** | **3** | **2** |
| Fair value losses (gains) on debt instruments — fair value hedges | 19 | (22) | 3 | (5) |
| Fair value losses (gains) on derivative instruments — fair value hedges | 19 | 22 | (6) | 5 |
| **Total fair value hedging impact** | | **—** | **(3)** | **—** |
| Foreign currency losses (gains) on debt instruments | 30 | 14 | 13 | (17) |
| Fair value losses (gains) on cross-currency interest rate swaps | | (13) | (4) | 2 |
| Amortization of deferred loss on discontinued hedge | 16 | 1 | — | — |
| Other finance costs | | 6 | 27 | 9 |
| Less: capitalized interest | | — | (2) | (2) |
| **Total** | | **197** | **246** | **192** |

In January 2013, the remaining $99 million of the original $300 million senior notes, issued in February 2009 and due 2014 and part of a designated cash flow hedge relationship (see Note 19), were redeemed without any material profit or loss impact. In 2012, $201 million was redeemed and a foreign currency gain of €1 million was realized compared to a loss of €7 million in 2011. This amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (€2 million loss in 2012 and €5 million gain in 2011). Additionally, a loss of €2 million was recycled from

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 149

OCI to profit or loss in 2012 following the tender of the senior notes in December 2012 (see Note 18.1) and the termination of hedge accounting.

In 2013, other finance costs mainly contain commitment fees for credit lines. In 2012, this caption included €17 million net debt refinancing transactions costs (see Note 18.1) consisting of (i) net loss on debt repurchases of €14 million (€36 million of agreed early repayment premiums and partly offset by fair value gains of €22 million on the related notes), and (ii) settlement of the underlying cross-currency interest swaps (€3 million).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.5%, 5.6% and 6.2% in 2013, 2012 and 2011, respectively.

## 29.2 Income from Investments

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Interest and dividend income from bank deposits and securities | | 9 | 5 | 9 |
| Gains on disposal of securities | | — | 6 | 8 |
| Foreign currency gains on financial assets | 30 | — | 3 | 7 |
| Fair value gains (losses) on currency swaps and foreign exchange forward contracts | | — | — | (2) |
| Other investing income | | — | 2 | 1 |
| **Total** | | **9** | **16** | **23** |

No impairment losses on financial assets were incurred during 2013, 2012 and 2011.

# 30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

| (in millions of €) | Note | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| Cost of sales | | — | 1 | — |
| Selling, general and administrative expenses | | — | (2) | 1 |
| Finance costs | 29.1 | 14 | 12 | (10) |
| Income from investments | 29.2 | — | (3) | (7) |
| **Total** | | **14** | **8** | **(16)** |

# 31. Earnings Per Share ("EPS")

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Group only has dilutive potential share-based awards (see Note 21.3). Dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 3 982 153, 4 581 153 and 2 651 448 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2013, 2012 and 2011, respectively, as their effect was anti-dilutive because their average exercise price was higher than the average market price during the year.

150 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

Basic and diluted earnings per share for 2013, 2012 and 2011 were as follows:

| (in millions of €, except numbers of shares and earnings per share) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Net profit from continuing operations | 226 | 160 | 465 |
| Net profit (loss) from continuing operations attributable to non-controlling interests | 4 | (2) | — |
| Group share in net profit from continuing operations for basic and diluted earnings | 222 | 162 | 465 |
| Result from discontinued operations, net of tax | (43) | (58) | 7 |
| Group share in net profit for basic and diluted earnings | 179 | 104 | 472 |
| | | | |
| Weighted average number of ordinary shares outstanding | 101 029 095 | 100 777 257 | 100 683 828 |
| Adjusted for dilutive effect of share-based awards | 540 552 | 356 326 | 742 075 |
| Weighted average number of diluted ordinary shares outstanding | 101 569 647 | 101 133 583 | 101 425 903 |
| | | | |
| ***Basic earnings per ordinary share** (in €):* | | | |
| From continuing operations | 2.20 | 1.61 | 4.62 |
| From discontinued operations | (0.43) | (0.57) | 0.07 |
| Basic EPS attributable to the equity holders of the Group | **1.77** | **1.03** | **4.69** |
| ***Diluted earnings per ordinary share** (in €):* | | | |
| From continuing operations | 2.19 | 1.60 | 4.59 |
| From discontinued operations | (0.43) | (0.57) | 0.07 |
| Diluted EPS attributable to the equity holders of the Group | **1.76** | **1.03** | **4.65** |

## 32. Related Party Transactions

Several of the Group's subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

### Compensation of Directors

The individual Directors' remuneration granted for the fiscal years 2013, 2012 and 2011 is set forth in the "Corporate Governance" section of this annual report. The total gross remuneration of Directors, before deduction of withholding taxes, is as follows:

| (in thousands of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Total remuneration non-executive Directors** | **985** | **998** | **1 049** |
| **Executive Director** | | | |
| Baron Beckers-Vieujant[(1)] | 80 | 80 | 80 |
| **Total** | **1 065** | **1 078** | **1 129** |

(1) The amounts solely relate to his remuneration as Executive Director and do not include his compensation as CEO.

### Compensation of Executive Committee

The table below sets forth the number of performance and restricted stock unit awards, stock options and warrants granted by the Group during 2013, 2012 and 2011 to its Executive Committee. For more details on the share-based incentive plans, see Note 21.3.

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Performance stock unit awards | 32 359 | — | — |
| Restricted stock unit awards | — | 62 349 | 24 875 |
| Stock options and warrants | 280 974 | 527 737 | 173 583 |

For information regarding the number of performance and restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officers and the other members of the Executive Committee, we refer to the Remuneration Report included in the "Corporate Governance Statement" of this annual report.

The aggregate compensation for the members of Executive Committee recognized in the income statement is summarized hereafter.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 151

Amounts are gross before deduction of withholding taxes and social security contributions due by the employees and include social security contributions due by the Company. They do not include the compensation of the former CEO as director of the Company that is separately disclosed above.

In 2013, the aggregate compensation includes termination benefits for the former CEO who left the company at the end of 2013, the pro-rata share of compensation and termination benefits for three other members of the Executive Committee who left the Company in 2013, and the pro-rata share of compensation of the new CEO and one new Executive Committee member, who joined the Company in 2013.

In 2012, the aggregate compensation includes the pro-rata share of compensation of two members of the Executive Committee who joined the company in 2012, and the pro-rata share of compensation of one member of the Executive Committee who left the company, as well as his termination benefits.

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Short-term benefits(1) | 9 | 8 | 6 |
| Retirement and post-employment benefits(2) | 1 | 1 | 1 |
| Other long-term benefits(3) | 1 | 1 | 2 |
| Termination benefits | 17 | 1 | — |
| Share-based compensation | 3 | 3 | 3 |
| **Total compensation expense recognized in the income statement** | **31** | **14** | **12** |

(1) Short-term benefits include base salary and other short-term benefits, the annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 of retention bonuses granted in 2013 to certain members of the Executive Committee.

(2) The members of Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

(3) Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Upon his resignation, Roland Smith, who was a member of the Executive Committee until September 4, 2013, exercised 300 000 warrants and the vesting of his restricted stock units (40 000) was accelerated. He subsequently sold 320 360 shares to Delhaize Group (see Note 16).

## 33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2013, purchase obligations were €155 million (2012: €164 million and 2011: €238 million), of which €44 million related to the acquisition of predominantly property, plant and equipment and for a smaller amount intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

152 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## 34. Contingencies and Financial Guarantees

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings (individually or in the aggregate) that is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any currently pending litigation or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2011, 2012 and 2013, Delhaize Group expects continued audit activity in 2014. While the ultimate outcome of tax audits is not certain, the Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of our filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business.

In this context, in 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium's procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers have lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies' facilities and have requested a suspension of the procedure pending in front of the Belgian Competition Authority. A decision by the Court of Appeal of Brussels on the suspension is expected in March or April 2014 and a decision on the merits of the procedural challenge is possible by the end of 2014. Based on the information contained in the investigation report and relevant case precedents, Delhaize Group does not have sufficient information to estimate a possible fine or compensation payment that may result from any adverse future decision of the Belgian Competition Authority. According to Belgian legislation, fines for competition law infringements are calculated on the turnover of the products affected by the alleged infringement in the last full year of the alleged coordination activities, capped at 10% of the Group's annual Belgian revenues in the year preceding the decision of the Competition Authority. However, there are many variables and uncertainties associated with the application of the relevant legislation to the facts and circumstances of this investigation, regardless of the outcome of the procedural appeal pending before the Court of Appeal. Moreover, a decision on the merits of the matter by the Authority would likely not occur before 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Consequently, the Group does currently not have sufficient information available to make a reliable estimate of any possible financial impact or the timing thereof.

In a separate matter related to another of Delhaize Group's operations, Mega Image in Romania, the Group has, since 2009, answered a series of questionnaires sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. At December 31, 2013, these broad inquiries have neither resulted in the issuance of any investigation report nor of a Statement of Objections. The Romanian legislation provides that antitrust fines, if any, are based on a percentage of the total turnover of the year preceding a decision by the Romanian Competition Plenum.

In a shareholders' matter related to the Group's wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. The decision of the Court of First Instance of Athens is expected in 2014.

Following the closing of Delhaize Group's agreed sale of Sweetbay, Harveys and Reid's, the Group will provide guarantees for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer, Delhaize Group will be obligated under the terms of the contract to the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2013. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 153

| (in millions of €) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| **Finance leases** | | | | | | | |
| Future minimum lease payments | 7 | 7 | 7 | 7 | 7 | 52 | 87 |
| Less amount representing interest | (5) | (5) | (5) | (4) | (4) | (18) | (41) |
| Present value of minimum lease payments | 2 | 2 | 2 | 3 | 3 | 34 | 46 |
| **Operating leases** | | | | | | | |
| Future minimum lease payments (for non-cancellable leases) | 14 | 14 | 14 | 13 | 11 | 47 | 113 |

In addition, at December 31, 2013, Delhaize Group issued other financial guarantees for a total amount of €3 million.

## 35. Subsequent Events

In February 2014, Delhaize Group announced the planned sale of its Bulgarian operations to AP Mart. The Group expects to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Also in February 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of its Sweetbay, Harveys and Reid's operations to Bi-Lo (see Note 5.2). As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner. The final approval by the FTC will be issued after a 30-day comment period.

## 36. List of Consolidated Companies and Joint Ventures

### A. Fully Consolidated

| | | Ownership interest in % | | |
|---|---|---|---|---|
| | | 2013 | 2012 | 2011 |
| Alfa Beta Vassilopoulos S.A. | 81, Spaton Avenue, Gerakas, Athens, Greece | 100.0 | 100.0 | 100.0 |
| Alliance Wholesale Solutions, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A | 100.0 | 100.0 | — |
| Anadrasis S.A. (1) | 81, Spaton Avenue, Gerakas, Athens, Greece | — | 100.0 | 100.0 |
| Aniserco SA | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Athenian Real Estate Development, Inc. (2) | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | — | 100.0 | 100.0 |
| ATTM Consulting and Commercial, Ltd. (2) | Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus | — | 100.0 | 100.0 |
| Boney Wilson & Sons, Inc. | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Bottom Dollar Food Holding, LLC (2) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | — | 100.0 | 100.0 |
| Bottom Dollar Food Northeast, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Bottom Dollar Food Southeast, LLC (2) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | — | 100.0 | 100.0 |
| Centar za obuchenie i prekvalifikacija EOOD | Bitolya 1A str, Varna, Bulgaria | 100.0 | 100.0 | 100.0 |
| C Market a.d. Beograd | Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia | 75.4 | 75.4 | 75.4 |
| Delhaize Albania SHPK (3) | Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania | — | 100.0 | 100.0 |
| Delhaize America Distribution, LLC (4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |
| Delhaize America, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Delhaize America Shared Services Group, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Delhaize America Supply Chain Services, Inc. (4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |
| Delhaize BH d.o.o. Banja Luka | Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina | 100.0 | 100.0 | 100.0 |
| Delhaize Distribution Luxembourg S.A. | Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg | 100.0 | 100.0 | 100.0 |
| Delhaize Finance B.V. | Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands | 100.0 | 100.0 | 100.0 |
| Delhaize Griffin SA | Square Marie Curie 40, 1070 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Delhaize Insurance Company, Inc. | 76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A. | 100.0 | 100.0 | 100.0 |
| Delhaize Luxembourg S.A. | Rue d'Olm 51, Z.I., 8281 Kehlen, Grand Duchy of Luxembourg | 100.0 | 100.0 | 100.0 |
| Delhaize Montenegro d.o.o. Podgorica (3) | Josipa Broza Tita 23a, 81 000 Podgorica, Montenegro | — | 100.0 | 100.0 |
| Delhaize Serbia d.o.o. Beograd | Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia | 100.0 | 100.0 | 100.0 |

154 ► DELHAIZE GROUP ANNUAL REPORT 2013 ►► FINANCIAL STATEMENTS ►

| | | Ownership interest in % | | |
|---|---|---|---|---|
| | | 2013 | 2012 | 2011 |
| Delhaize The Lion America, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Delhaize The Lion Coordination Center S.A. | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Delhaize "The Lion" Nederland B.V. | Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands | 100.0 | 100.0 | 100.0 |
| Delhaize US Holding, Inc. | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Delhome SA | Bld de l'Humanité 219/221, 1620 Drogenbos, Belgium | 100.0 | 100.0 | 100.0 |
| Delimmo SA | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Dofalex SCSA(4) | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | — | — |
| DZA Brands, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Ela d.o.o. Kotor(3) | Trg od oruzja bb, Kotor, Montenegro | — | 100.0 | 51.0 |
| ENA S.A. | 81, Spaton Avenue, Gerakas, Athens, Greece | — | — | 100.0 |
| FL Food Lion, LLC(2) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | — | 100.0 | 100.0 |
| Food Lion, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A | 100.0 | 100.0 | 100.0 |
| Fourth Retained Subsidiary, LLC(4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |
| Guiding Stars Licensing Company | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Hannaford Bros. Co., LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Hannaford Energy, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Hannaford Licensing Corp.(2) | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | — | 100.0 | 100.0 |
| Hannaford Trucking Company | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Hannbro Company(2) | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | — | 100.0 | 100.0 |
| Harvey's Stamping Company, LLC | 2110 Executive Drive, Salisbury, NC 28187, U.S.A. | 100.0 | 100.0 | 100.0 |
| Holding and Food Trading Company Single Partner LLC | 81, Spaton Avenue, Gerakas, Athens, Greece | 100.0 | 100.0 | 100.0 |
| Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership | 81, Spaton Avenue, Gerakas, Athens, Greece | 100.0 | 100.0 | 100.0 |
| Huro NV | Rue Osseghemstraat 53, 1080 Brussels, Belgium | — | — | 100.0 |
| I-Del Retail Holdings, Ltd. | 70 Sir John Rogerson's Quay, Dublin 2, Ireland | 100.0 | 100.0 | 100.0 |
| J.H. Harveys Co., LLC | 727 South Davis Street, Nashville, GA 31639, U.S.A | 100.0 | 100.0 | 100.0 |
| Kash n' Karry Food Stores, Inc. | 3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A. | 100.0 | 100.0 | 100.0 |
| Kingo CVA | Mechelseweg 50, 1880 Kappelle-op-den-Bos, Belgium | 100.0 | 100.0 | — |
| Leoburg NV | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Liberval SA(1) | Rue Osseghemstraat 53, 1080 Brussels, Belgium | — | 100.0 | — |
| Lion Lux Finance S.à r.l. | Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg | 100.0 | 100.0 | 100.0 |
| Lion Real Estate Albania SHPK | Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania | 100.0 | 100.0 | — |
| Lion Retail Holding S.à r.l. | Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg | 100.0 | 100.0 | 100.0 |
| Lithia Springs Holdings, LLC (previously Lithia Springs, LLC) | P.O. Box 517, Ochlocknee, GA 31773, U.S.A. | 60.0 | 60.0 | 60.0 |
| Marietta Retail Holdings, LLC | 3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A. | 0.0 | 0.0 | 0.0 |
| Marion Real Estate Investments, LLC | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Martin's Foods of South Burlington, Inc.(1) | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | — | 100.0 | 100.0 |
| Martin's Foods of South Burlington, LLC(4) | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | — | — |
| MC Portland, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Mega Doi S.R.L.(2) | 39-49 Nicolae Titulescu Avenue, 1st district, Bucharest, Romania | — | 99.2 | 99.2 |
| Mega Image S.R.L. | 95 Siret Street, 1st district, Bucharest, Romania | 100.0 | 100.0 | 100.0 |
| Molmart NV(2) | Rue Osseghemstraat 53, 1080 Brussels, Belgium | — | 100.0 | 100.0 |
| Morrills Corner, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Oxon Run Inc. | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 75.0 | 75.0 | 75.0 |
| Pekabeta a.d. Beograd | Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia | — | — | 95.6 |
| Piccadilly AD | Istoria Slavyanobulgarska Street 21A, 1220 Sofia, Bulgaria | 100.0 | 100.0 | 100.0 |
| Points Plus Punten SA | Rue Osseghemstraat 53, 1080 Brussels, Belgium | 100.0 | 100.0 | 100.0 |
| Progressive Distributors, Inc. | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Redelcover S.A. | Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg | 100.0 | 100.0 | 100.0 |
| Retained Subsidiary One, LLC(4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |
| Risk Management Services, Inc. | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | 100.0 | 100.0 |
| Rousseau NV | Kouter 158, 9000 Gent, Belgium | — | — | 100.0 |
| Second Retained Subsidiary, LLC(4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 155

| | | Ownership interest in % | | |
|---|---|---|---|---|
| | | 2013 | 2012 | 2011 |
| Serdelco S.A.S. | Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d'Ascq, France | 100.0 | 100.0 | 100.0 |
| Sinking Spring Retail Holdings, LLC | 3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A. | 0.0 | 0.0 | 0.0 |
| Smart Food Shopping SA | Chaussée de Wavre 42A, 5030 Gembloux, Belgium | 100.0 | 100.0 | 100.0 |
| SS Morrills, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Summit Commons Retail Holdings, LLC | 3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A. | 0.0 | 0.0 | 0.0 |
| Superb Beverage Inc. | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 0.0 | 0.0 | 0.0 |
| The Pride Reinsurance Company, Ltd. | The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland | 100.0 | 100.0 | 100.0 |
| Third Retained Subsidiary, LLC(4) | 2110 Executive Drive, Salisbury, NC 28147, U.S.A. | 100.0 | — | — |
| TP Srbija a.d. Kragujevac | Crvenog barjaka bb, 34000 Kragujevac, Serbia | 100.0 | 100.0 | 95.4 |
| TP Stadel d.o.o. Kragujevac | Crvenog barjaka bb, 34000 Kragujevac, Serbia | 100.0 | 100.0 | 95.4 |
| Victory Distributors, LLC | 145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A. | 100.0 | 100.0 | 100.0 |
| Wambacq & Peeters NV | Isidoor Crockaertstraat 25, 1731 Zellik, Belgium | — | — | 85.0 |
| Wintrucks NV | Rue Osseghem 53, 1080 Brussels, Belgium | — | — | 88.0 |
| Zvezdara a.d. Beograd | Živka Davidovica 64, Belgrade, Serbia | 68.2 | 68.2 | 68.2 |

(1) Merged into a group company during 2013.
(2) Liquidated in 2013.
(3) Sold in 2013.
(4) Newly created or acquired company during 2013.

## B. Joint Ventures

| | | Ownership Interest in % | | |
|---|---|---|---|---|
| | | 2013 | 2012 | 2011 |
| P.T. Lion Super Indo, LLC | Menara Bidakara 2, 19th Floor<br>Jl. Jend. Gatot Soebroto Kav. 71 -73<br>Pancoran, Jakarta Selatan 12870, Indonesia | 51.0 | 51.0 | 51.0 |

Super Indo is accounted for as a joint venture applying the "equity method", as Delhaize Group shares control with another party (see Note 2.2). The table below reflects summarized IFRS financial information of Super Indo (stand alone), adjusted for differences in accounting policies between the Group and Super Indo:

| | December 31, | | |
|---|---|---|---|
| (in millions of €) | 2013 | 2012 | 2011 |
| **Balance Sheet** | | | |
| Non-current assets | 33 | 38 | 32 |
| Current assets | 57 | 54 | 52 |
| Non-current liabilities | 2 | 2 | 2 |
| Current liabilities | 41 | 35 | 31 |
| | | | |
| **Statement of Comprehensive Income** | | | |
| Profit before taxes and discontinued operations | 8 | 9 | 10 |
| Net profit from continuing operations | 7 | 7 | 8 |
| Other comprehensive income | — | — | — |
| Total comprehensive income | 7 | 7 | 8 |

156 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

# Supplementary Information

## Quarterly Data (Unaudited)

(in millions of €, except earnings per share)

| 2013 | Full Year | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|---|
| Revenues | 21 108 | 5 144 | 5 287 | 5 339 | 5 338 |
| Gross profit | 5 104 | 1 266 | 1 283 | 1 280 | 1 275 |
| *Gross margin* | *24.2%* | *24.6%* | *24.3%* | *24.0%* | *23.9%* |
| Selling, general and administrative expenses | (4 476) | (1 090) | (1 125) | (1 137) | (1 124) |
| *as a percentage of revenues* | *21.2%* | *21.2%* | *21.3%* | *21.3%* | *21.0%* |
| Operating profit (loss) | 487 | 173 | 177 | (20) | 157 |
| *Operating margin* | *2.3%* | *3.4%* | *3.3%* | *(0.4%)* | *2.9%* |
| Net profit (loss) from continuing operations | 226 | 101 | 103 | (78) | 100 |
| Group share in net profit (loss) | 179 | 61 | 104 | (87) | 101 |
| Group share in net profit (loss) per share: | | | | | |
| Basic | 1.77 | 0.60 | 1.03 | (0.86) | 1.00 |
| Diluted | 1.76 | 0.60 | 1.02 | (0.85) | 0.99 |

| 2012 | Full Year | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|---|
| Revenues | 20 991 | 5 031 | 5 256 | 5 369 | 5 335 |
| Gross profit | 5 100 | 1 237 | 1 268 | 1 307 | 1 288 |
| *Gross margin* | *24.3%* | *24.6%* | *24.1%* | *24.4%* | *24.1%* |
| Selling, general and administrative expenses | (4 425) | (1 100) | (1 116) | (1 111) | (1 098) |
| *as a percentage of revenues* | *21.1%* | *21.8%* | *21.2%* | *20.7%* | *20.6%* |
| Operating profit (loss) | 415 | 23 | 175 | 226 | (9) |
| *Operating margin* | *2.0%* | *0.5%* | *3.3%* | *4.2%* | *(0.2%)* |
| Net profit (loss) from continuing operations | 160 | (7) | 89 | 193 | (115) |
| Group share in net profit (loss) | 104 | (3) | 87 | 189 | (169) |
| Group share in net profit (loss) per share: | | | | | |
| Basic | 1.03 | (0.02) | 0.86 | 1.88 | (1.68) |
| Diluted | 1.03 | (0.02) | 0.86 | 1.87 | (1.68) |

| 2011 | Full Year | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|---|
| Revenues | 19 519 | 4 634 | 4 730 | 4 940 | 5 215 |
| Gross profit | 4 933 | 1 177 | 1 180 | 1 248 | 1 328 |
| *Gross margin* | *25.3%* | *25.4%* | *24.9%* | *25.3%* | *25.5%* |
| Selling, general and administrative expenses | (4 098) | (987) | (995) | (1 026) | (1 090) |
| *as a percentage of revenues* | *21.0%* | *21.3%* | *21.0%* | *20.8%* | *20.9%* |
| Operating profit | 775 | 207 | 200 | 233 | 135 |
| *Operating margin* | *4.0%* | *4.5%* | *4.2%* | *4.7%* | *2.6%* |
| Net profit from continuing operations | 465 | 121 | 114 | 134 | 96 |
| Group share in net profit | 472 | 126 | 117 | 133 | 96 |
| Group share in net profit per share: | | | | | |
| Basic | 4.69 | 1.25 | 1.16 | 1.32 | 0.96 |
| Diluted | 4.65 | 1.24 | 1.15 | 1.31 | 0.95 |

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 157

## Number of Stores (at year-end)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| United States | 1 360 | 1 364 | 1 462 | 1 442 | 1 423 | 1 408 | 1 387 | 1 366 | 1 354 | 1 356 |
| Belgium and G.D. Luxembourg | 852 | 840 | 821 | 805 | 792 | 771 | 734 | 840[(1)] | 806 | 745 |
| Greece | 281 | 268 | 251 | 223 | 216 | 201 | 159 | 148 | 135 | 129 |
| Romania | 296 | 193 | 105 | 72 | 51 | 40 | 22 | 18 | 16 | 16 |
| Indonesia | 117 | 103 | 89 | 73 | 66 | 63 | 56 | 50 | 46 | 42 |
| Serbia | 381 | 363 | 366 | — | — | — | — | — | — | — |
| Bosnia and Herzegovina | 39 | 41 | 44 | — | — | — | — | — | — | — |
| Bulgaria | 54 | 43 | 42 | — | — | — | — | — | — | — |
| **Subtotal** | **3 380** | **3 215** | **3 180** | **2 615** | **2 548** | **2 483** | **2 358** | **2 422** | **2 357** | **2 288** |
| **Divested and Discontinued Operations** | | | | | | | | | | |
| Czech Republic | — | — | — | — | — | — | — | 97 | 94 | 97 |
| Slovakia | — | — | — | — | — | — | — | — | — | 11 |
| Germany | — | — | — | — | — | 4 | 4 | 3 | 2 | 2 |
| Albania | — | 23 | 18 | — | — | — | — | — | — | — |
| Montenegro | — | 24 | 22 | — | — | — | — | — | — | — |
| United States (Sweetbay, Harveys & Reid's) | 154 | 189 | 188 | 185 | 184 | 186 | 183 | 183 | 183 | 167 |
| **Total** | **3 534** | **3 451** | **3 408** | **2 800** | **2 732** | **2 673** | **2 545** | **2 705** | **2 636** | **2 565** |

(1) Includes 132 Di stores sold in 2007.

## Number of Employees (at year-end)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Full-time | 76 126 | 77 457 | 78 945 |
| Part-time | 84 757 | 80 453 | 80 911 |
| **FTE[(1)]** | **120 606** | **119 804** | **121 648** |
| Male | 76 630 | 75 102 | 77 175 |
| Female | 84 253 | 82 808 | 82 681 |
| **Total** | **160 883** | **157 910** | **159 856** |

### Geographical Split

| | 2013 | | 2012 | | 2011 | |
|---|---|---|---|---|---|---|
| | Total | FTE[(1)] | Total | FTE | Total | FTE |
| United States | 108 053 | 73 069 | 104 613 | 72 003 | 107 237 | 74 492 |
| Belgium (including G.D. Luxembourg) | 16 227 | 13 609 | 16 438 | 13 708 | 16 968 | 14 139 |
| Greece | 10 958 | 8 547 | 10 599 | 8 306 | 10 438 | 8 234 |
| Romania | 6 820 | 6 700 | 5 693 | 5 557 | 4 277 | 4 167 |
| Indonesia | 5 670 | 5 670 | 5 489 | 5 489 | 5 165 | 5 165 |
| Serbia | 10 716 | 10 612 | 10 860 | 10 646 | 10 890 | 10 621 |
| Bulgaria | 1 501 | 1 462 | 1 971 | 1 907 | 2 442 | 2 425 |
| Bosnia and Herzegovina | 938 | 937 | 1 053 | 1 048 | 1 245 | 1 232 |
| Montenegro | — | — | 706 | 655 | 713 | 692 |
| Albania | — | — | 488 | 485 | 481 | 481 |
| **Total** | **160 883** | **120 606** | **157 910** | **119 804** | **159 856** | **121 648** |

(1) Full-time equivalent.

158 ▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶

## Organic Revenue Growth Reconciliation

| (in millions of €) | 2013 | 2012 | % Change |
|---|---|---|---|
| **Revenues** | **21 108** | **20 991** | **0.6%** |
| Effect of exchange rates | 430 | | |
| **Revenues at identical exchange rates** | **21 538** | **20 991** | **2.6%** |
| Effect of the U.S. store portfolio optimization(1) | (5) | (100) | |
| **Organic revenue growth** | **21 533** | **20 891** | **3.1%** |

(1) The organic revenue growth excludes the revenues generated from the 126 U.S. stores, which were closed in 2012 as part of the portfolio optimization, and the revenues generated by the 11 stores (8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013.

## Results at Identical Exchange Rates

| (in millions of €, except per share amounts) | 2013 | | | 2012 | 2013/2012 | |
|---|---|---|---|---|---|---|
| | At Actual Rates | Effect of Exchange Rates | At Identical Rates | At Actual Rates | At Actual Rates | At Identical Rates |
| Revenues | 21 108 | 430 | 21 538 | 20 991 | 0.6% | 2.6% |
| Operating profit | 487 | 15 | 502 | 415 | 17.3% | 20.8% |
| Net profit from continuing operations | 226 | 8 | 234 | 160 | 41.1% | 46.2% |
| Group share in net profit | 179 | 7 | 186 | 104 | 71.8% | 78.5% |
| Basic earnings per share from Group share in net profit | 1.77 | 0.07 | 1.84 | 1.03 | 71.4% | 78.1% |
| Diluted earnings per share from Group share in net profit | 1.76 | 0.07 | 1.83 | 1.03 | 71.1% | 77.8% |
| Free cash flow | 669 | 16 | 685 | 773 | -13.4% | -11.3% |

| (in millions of €) | December 31, 2013 | | | Dec. 31, 2012 | Change | |
|---|---|---|---|---|---|---|
| Net debt | 1 473 | (1) | 1 472 | 2 072 | -28.9% | -29.0% |

## EBITDA reconciliation

| (in millions of €) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Operating profit (as reported) | 487 | 415 | 775 |
| Add (substract): | | | |
| Depreciation and amortization | 579 | 599 | 540 |
| Impairment | 213 | 220 | 140 |
| **EBITDA** | **1 279** | **1 234** | **1 455** |

## Underlying Group Share in Net Profit from Continued Operations reconciliation

| (in millions of €) | 2013 | 2012 |
|---|---|---|
| **Net profit from continuing operations** | **226** | **160** |
| Add (substract): | | |
| Net (profit) loss from non-controlling interests | (4) | 2 |
| Elements considered in the underlying profit calculation | 266 | 370 |
| Non-recurring finance costs | — | 19 |
| Effect of the above items on income tax and non-controlling interests | (35) | (78) |
| Non-recurring income tax expense (benefit) | — | (47) |
| **Underlying group share in net profit from continued operations** | **453** | **426** |

▶ DELHAIZE GROUP ANNUAL REPORT 2013 ▶▶ FINANCIAL STATEMENTS ▶ 159

# Historical Financial Overview

| RESULTS (in millions of €) | 2013 | 2012 | 2011 | 2010[4] | 2009[4] | 2008[4] | 2007[4] | 2006[4] |
|---|---|---|---|---|---|---|---|---|
| Revenues | 21 108 | 20 991 | 19 519 | 20 850 | 19 938 | 19 024 | 18 943 | 19 215 |
| Operating profit | 487 | 415 | 775 | 1 024 | 942 | 904 | 937 | 947 |
| Net financial expenses | (188) | (230) | (169) | (203) | (202) | (202) | (332) | (276) |
| Income tax expense | (77) | (29) | (145) | (245) | (228) | (217) | (204) | (245) |
| Net profit from continuing operations | 226 | 160 | 465 | 576 | 512 | 485 | 401 | 426 |
| Net profit (Group share) | 179 | 104 | 472 | 574 | 514 | 467 | 410 | 352 |
| Free cash flow[1] | 669 | 773 | (229) | 665 | 626 | 162 | 326 | 216 |
| **FINANCIAL POSITION** (in millions of €) | | | | | | | | |
| Total assets | 11 596 | 11 917 | 12 276 | 10 902 | 9 748 | 9 700 | 8 822 | 9 295 |
| Total equity | 5 076 | 5 188 | 5 416 | 5 069 | 4 409 | 4 195 | 3 676 | 3 561 |
| Net debt[1] | 1 473 | 2 072 | 2 660 | 1 787 | 2 063 | 2 402 | 2 244 | 2 635 |
| Enterprise value[1,2] | 5 899 | 5 155 | 7 082 | 7 400 | 7 472 | 6 849 | 8 281 | 8 726 |
| **PER SHARE INFORMATION** (in €) | | | | | | | | |
| Group net earnings (basic)[3] | 1.77 | 1.03 | 4.69 | 5.73 | 5.16 | 4.70 | 4.20 | 3.71 |
| Group net earnings (diluted)[3] | 1.76 | 1.03 | 4.65 | 5.68 | 5.08 | 4.59 | 4.04 | 3.55 |
| Free cash flow[1,3] | 6.62 | 7.66 | (2.28) | 6.64 | 6.26 | 1.63 | 3.35 | 2.28 |
| Gross dividend | 1.56 | 1.40 | 1.76 | 1.72 | 1.60 | 1.48 | 1.44 | 1.32 |
| Net dividend | 1.17 | 1.05 | 1.32 | 1.29 | 1.20 | 1.11 | 1.08 | 0.99 |
| Pay-out ratio (net profit – Group share) | 89.4% | 137.1% | 38.0% | 30.4% | 31.4% | 31.9% | 35.2% | 36.4% |
| Shareholders' equity[2] | 49.49 | 50.88 | 53.11 | 49.91 | 43.54 | 41.19 | 36.17 | 36.55 |
| Share price (year-end) | 43.20 | 30.25 | 43.41 | 55.27 | 53.62 | 44.20 | 60.20 | 63.15 |
| **RATIOS** (%) | | | | | | | | |
| Operating margin | 2.3% | 2.0% | 4.0% | 4.9% | 4.7% | 4.8% | 4.9% | 4.9% |
| Effective tax rate of continuing operations | 25.9% | 15.7% | 23.9% | 29.8% | 30.8% | 30.9% | 33.7% | 36.5% |
| Net margin (Group share) | 0.8% | 0.5% | 2.4% | 2.8% | 2.6% | 2.5% | 2.2% | 1.8% |
| Net debt to equity[1] | 29.0% | 39.9% | 49.1% | 35.3% | 46.8% | 57.3% | 61.0% | 74.0% |
| **CURRENCY INFORMATION** | | | | | | | | |
| Average € per $ rate | 0.7530 | 0.7783 | 0.7184 | 0.7543 | 0.7169 | 0.6799 | 0.7297 | 0.7964 |
| € per $ rate at year-end | 0.7251 | 0.7579 | 0.7729 | 0.7484 | 0.6942 | 0.7185 | 0.6793 | 0.7593 |
| **OTHER INFORMATION** | | | | | | | | |
| Number of sales outlets | 3 534 | 3 451 | 3 408 | 2 800 | 2 732 | 2 673 | 2 545 | 2 705 |
| Capital expenditures (in millions of €) | 565 | 681 | 754 | 660 | 520 | 714 | 729 | 700 |
| Number of employees (thousands) | 161 | 158 | 160 | 139 | 138 | 141 | 138 | 143 |
| Full-time equivalents (thousands) | 121 | 120 | 122 | 103 | 104 | 106 | 104 | 107 |
| Weighted average number of shares outstanding (thousands) | 101 029 | 100 777 | 100 684 | 100 271 | 99 803 | 99 385 | 97 666 | 94 939 |

(1) See "Financial Review" section for explanation of the non-GAAP financial measures.
(2) Calculated using the total number of shares issued at year-end.
(3) Calculated using the weighted average number of shares outstanding over the year.
(4) Not adjusted for (i) the reclassification of the banners Sweetbay, Harveys and Reid's to discontinued operations given their planned divestiture and (ii) the initial application of the amendments to IAS 19 and IFRS 11, whereby P.T. Lion Super Indo, LLC is accounted for under the equity method.

160 DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS
Certification of Responsible Persons
The undersigned, Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial
Officer of Delhaize Group, confirm that to the best of their knowledge:
a) the consolidated financial statements for the year ending December 31, 2013 have been prepared in accordance with IFRS
(International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;
b) the management report for the year ending December 31, 2013 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.
Brussels, March 12, 2014
Frans Muller Pierre Bouchut
President and CEO Executive Vice President and CFO

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 161
Report of the Statutory Auditor
Delhaize Brothers and co “The Lion” (Delhaize Group) SA/NV
Statutory auditor’s statements report to for the the shareholders year ended meeting December on the 31, consolidated 2013 financial
To the shareholders
report As required on the by consolidated law, we report financial to you on statements the statutory as defined audit mandate below which together you with have our entrusted report on to us. other This legal report and includes regulatory our requirements. consolidated income These statement, consolidated the financial consolidated statements statement comprise of comprehensive the consolidated income, balance the consolidated sheet as at December statement of 31, changes 2013, the in policies equity and and the other consolidated explanatory statement notes. of cash flows for the year then ended, as well as the summary of significant accounting
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co “The Lion” (Delhaize Group)
Standards SA (“the company”) as adopted and by the its European subsidiaries Union (jointly and “the with the group”), legal prepared and regulatory in accordance requirements with applicable International in Belgium. Financial Reporting
The consolidated statement of financial position shows total ended assets of of €11 596 million and the consolidated income statement shows a consolidated profit (group share) for the year then €179 million.
Responsibility of the board of directors for the preparation of the consolidated financial statements accordance The board of with directors International is responsible Financial for Reporting the preparation Standards and fair as adopted presentation by the of these European consolidated Union and financial with the statements legal and in enable regulatory the requirements preparation of applicable consolidated in Belgium, financial and statements for such internal that are control free from as the material board misstatement, of directors determines whether due is necessary to fraud or to error.
Statutory auditor’s responsibility
Our audit responsibility in accordance is with to express International an opinion Standards on these on Auditing. consolidated Those financial standards statements require that based we comply on our audit. with ethical We conducted requirements our and from plan material and misstatement. perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial material statements. misstatement The procedures of the consolidated selected depend financial on statements, the statutory whether auditor’s due judgment, to fraud or including error. In the making assessment those risk of assessments, the risks of the statements auditor in considers order to internal design audit control procedures relevant that to the are group’s appropriate preparation in the circumstances, and fair presentation but not for of the the purpose consolid ated of expressing financial accounting an opinion policies on the used effectiveness and the reasonableness of the group’s of internal accounting control. estimates An audit made also by includes the board evaluating of directors, the as appropriateness well as evaluating of the directors overall the presentation explanations of and the consolidated information necessary financial statements. for performing We our have audit. obtained from the company’s officials and the board of
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Unqualified opinion
In our opinion, the consolidated financial statements of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA give a true and fair then view ended, of the in group’s accordance net equity with International and financial Financial position as Reporting of December Standards 31, 2013, as adopted and of its by results the European and its cash Union flows and for the with year the legal and regulatory requirements applicable in Belgium.

162 DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS
Report on other legal and regulatory requirements
The statements board .of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial In regulatory the framework requirements of our . mandate, On this basis, our responsibility we provide the is to following verify, for additional all significant comment aspects, which the does compliance not modify with the some scope legal of and our audit opinion on the consolidated financial statements: The aspects, directors’ in agreement report on with the the consolidated consolidated financial financial statements statements includes and the is not information in obvious required contradiction by law, with is, for any all information significant obtained in the context of our mandate.
Diegem, March 12, 2014 The statutory auditor
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Michel Denayer

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 163
Summary Statutory Accounts of Delhaize Group SA/NV
The summarized annual statutory accounts of Delhaize Group SA/NV are presented below. In accordance with the Belgian
Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be filed with the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA/NV, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.
Summary of Accounting Principles
The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).
1. Formation expenses
Formation expenses are capitalized and amortized over a period of five years or, if they are related to debt issuance costs, over the maturity of the loans.
2. Intangible Fixed Assets
Intangible assets are recognized as assets in the balance sheet and amortized over their expected useful live. The intangible assets are amortized as follows: ? Goodwill 5 years ? Software 5 to 8 years
Internally developed software
Internally developed software is recognized as an intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the Company. The Company recognizes internally developed software as an intangible asset when it is expected that such asset will generate future economic benefits and when the Company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.
3. Tangible Fixed Assets
Tangible fixed assets are recorded at purchase price or at agreed contribution value.
Assets held as finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.
Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes: ? Land 0.00% /year ? Buildings 5.00% /year ? Distribution centers 3.00% /year ? Equipment for intensive use 33.33% /year ? Furniture 20.00% /year ? Motor vehicles 25.00% /year
Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years based on the expected useful live of each type of component.
4. Financial Fixed Assets
Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted by the potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent doing so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

164 DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS
5. Inventories
Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories.
Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.
6. Receivables and Payables
Amounts receivable and payable are recorded at their nominal value, less allowance for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, that are not hedged by a derivative instrument, are valued at the exchange rate prevailing on the closing date.
The resulting translation difference is written off if it is a loss and deferred if it is a gain.
Amounts receivable and payable in a currency other than the currency of the Company, and hedged by a derivative instrument, are valued at the exchange rate fixed within the financial instrument with a consequence that there is no resulting translation difference in the exchange rate.
7. Treasury shares
The purchase of treasury shares is recorded on the balance sheet at acquisition cost. When at balance sheet date, the market value is below the acquisition cost, the unrealized loss is recorded in the income statement. Upon sale, the treasury shares are derecognized at their historical acquisition cost, less any recognized losses.
8. Provision for Liabilities and Charges
Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally: ? Pension obligations, early retirement benefits and similar benefits due to present or past employees ? the Taxation amounts due due on review within one of taxable year income or tax calculations not already included in the estimated payable included in ? Significant reorganization and store closing costs ? Charges for which the Company may be liable as a result of current litigation.
9. Debt Under Finance Leases and Similar Debts
At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts”.

10.	Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps and currency swaps to manage its exposure on interest rate risks and foreign currency exchange risks relating to borrowings. Call options are used to manage the exposure in relation to the exercise of the stock options granted to the entitled employees of Delhaize Group SA/NV. The purchased call options are recognized on the balance sheet at acquisition cost which is in general the paid premium. In case the option is exercised the recognized premium forms part of the acquisition cost of the purchased treasury shares. However, in case the option expires and it is not exercised, then the recognized premium is recorded as expense in the income statement.
For the measurement of the derivative financial instruments, Delhaize Group SA/NV does not apply the Mark-To-Market method. Instead the foreign exchange forward contracts, the interest rate swaps and the currency swaps are measured in the same way as the underlying exposures in accordance with the principle of accrual accounting. The accrued interest income and expenses, the realized foreign exchange differences and the unrealized foreign exchanges losses are recognized in the income statement in the same caption as the underlying exposure. On the other hand the unrealized foreign exchange gains are deferred on the balance sheet in accordance with the principle of prudency.
In accordance with its internal policy, Delhaize Group SA/NV does not hold or issue derivative instruments for speculative or trading purposes.
Summary of the net earnings per share of Delhaize Group SA/NV:
2013 2012 2011
Net earnings (loss) per share (0.73) 4.03 2.94

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 165
Summary Company Accounts of Delhaize Group SA/NV
Assets
(in millions of €) December, 31
2013 2012
Fixed assets 8 301 8 779
Formation expenses 11 13
Intangible fixed assets 136 131
Tangible fixed assets 439 433
Financial fixed assets 7 715 8 202
Current assets 772 815
Amounts receivable after more than one year 11 5
Inventories 210 210
Short-term receivables 432 441
Short-term investments 48 31
Cash and bank 53 112
Prepayments and accrued income 18 16
Total assets 9 073 9 594
Liabilities and Equity
(in millions of €) 2013 2012
Shareholders’ equity 3 905 4 116
Capital 51 51
Share premium 2 822 2 798
Distributable reserves 28 45
Other reserves 105 88
Profit carried forward 899 1 134
Provisions and deferred taxation 15 17
Financial liabilities 4 063 4 399
After one year 3 380 3 747
Within one year 683 652
Trade creditors 672 670
Other liabilities 418 392
After one year 1 1
Within one year 377 346
Accruals and deferred income 40 45
Total liabilities and equity 9 073 9 594

166 DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS
Income Statement
(in millions of €) 2013 2012
Operating income 5 033 4 897
Sales 4 861 4 717
Other operating income 172 180
Operating expenses (4 913) (4 741)
Merchandise and consumables (3 692) (3 559)
Salaries, social security and pensions (683) (654)
Other operating expenses (538) (528)
Operating profit 120 156
Financial income 238 485
Financial charges (153) (232)
Current profit before taxation 205 409
Exceptional income 8 9
Exceptional expenses (288) (7)
Current year profit (loss) before taxation (75) 411
Transfer (-) to/ release (+) from deferred taxes — —
Current taxation — (1)
Financial year results (75) 410
Transfer (-) to/ release (+) from tax-exempt reserves — —
Financial year results to be appropriated (75) 410
Appropriation of Profit
(in millions of €) 2013 2012
Profit (loss) of the year to be appropriated (75) 410
Profit brought forward from previous year 1 134 867
Transfer from reserves — —

1	059 1 277

Appropriation:
Profit to carry forward 899 1 134
Dividends to shareholders(1) 160 143
As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 52 entitling the holder to the payment of the 2013 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 22, 2014. The Board of Directors will communicate at the Ordinary General Meeting of May 22, 2014 the aggregate number of shares entitled to the 2013 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2013 will be modified accordingly.

DELHAIZE GROUP ANNUAL REPORT 2013 FINANCIAL STATEMENTS 167
Share Capital
(December 31, 2013) (in thousands of €) Number of Shares
Share capital
Shares in issue
At the end of the previous year 50 961
Issue of new shares 264
At the end of the financial year 51 225
Analysis of share capital
Class of shares
Ordinary shares of no nominal value 102 449 570
Registered shares or bearer shares
Registered 3 653 229
Bearer 98 796 341
Treasury shares held by
The company itself 1 113 450
Its subsidiaries 87 493
Commitments to issue new shares
On the exercise of subscription rights
Number of subscription rights in issue 3 159 973
Amount of capital to be subscribed 1 580
Corresponding maximum number of shares to be issued 3 159 973
Unissued authorized capital 4 755

168 DELHAIZE GROUP ANNUAL REPORT 2013 INVESTORS
SHAREHOLDER
INFORMATION
DELHAIZE GROUP SHARES TRADE ON NYSE EURONEXT BRUSSELS UNDER
THE SYMBOL DELB. AMERICAN DEPOSITARY SHARES (ADSs) ARE
TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL DEG. ADSS ARE EVIDENCED BY AMERICAN
DEPOSITARY RECEIPTS (ADRs). INFORMATION ON DELHAIZE GROUP’S
SHARE PRICE CAN BE FOUND ON THE WEBSITES OF DELHAIZE GROUP
(WWW.DELHAIZEGROUP.COM), NYSE EURONEXT BRUSSELS (WWW.
EURONEXT.COM) AND THE NEW YORK STOCK EXCHANGE (WWW.NYSE.COM). DETAILED INFORMATION ON TRADING
ACTIVITY AND SHARE PRICES CAN ALSO BE FOUND IN THE FINANCIAL SECTION OF MANY NEWSPAPERS.
SHARE EVOLUTION (2013—IN $)
75
70 Delhaize Group share (DELB)
65 60 55 50
45 EURONEXT 100
40 35
30 J F M A M J J A S O N D
SHARE EVOLUTION (2013—IN €)
60
55
Delhaize Group ADR (DEG)
50 45 40
35
30 S&P 500
25
20 J F M A M J J A S O N D
Share Performance in 2013
On December 31, 2013, the closing price of Delhaize Group’s ordinary share on NYSE Euronext Brussels was €43.20, an increase of 42.8% compared to €30.25 a year earlier. During the same period, the Euro Stoxx 50 index increased by 17.9% and the Bel20 index increased by 18.1%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 12.4% in 2013. In 2013, Delhaize Group shares traded on NYSE Euronext Brussels at an average closing price of €44.31 and an average daily trading volume of 550 954 shares.
On December 31, 2013, the closing price of Delhaize Group’s ADRs on the New York Stock Exchange was $59.42, 46.5% higher than the closing price on December 30, 2012 ($40.55). In the same period, the S&P 500 index increased by 29.6%, and the S&P 500 Food and Staples Retailing Index increased by 29.9%. In 2013, the average daily trading volume of Delhaize Group ADRs was 51 461. As from April 7th 2014,

4	ADR’s trade for 1 Delhaize Group share.

Equity Indices
On December 31, 2013, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the Dow Jones Sustainability Index.
On December 31, 2013, the weight of Delhaize Group shares in the BEL20 index was 5.3%. Delhaize Group shares represented the 8th largest constituent in the index.
On December 31, 2013, the weight of Delhaize Group in the Euronext 100 index was 0.23%. Delhaize Group represented the 92th largest constituent in the index.

DELHAIZE GROUP ANNUAL REPORT 2013 SHAREHOLDER INFORMATION 169
FINANCIAL CALENDAR
Press release—2014 first quarter results
May 7, 2014(1)
Shareholders’ record date
May 8, 2014
Final date for notifying intent to participate
May 16, 2014(1)
in the Ordinary Shareholders’ Meeting Ordinary Shareholders’ Meeting
May 22, 2014
ADR and ordinary share dividend record date
May 30, 2014
Dividend for the financial year 2013 becomes
June 2, 2014
payable to owners of ordinary shares
Dividend for the financial year 2013 becomes
June 5, 2014
payable to ADR holders
Press release—2014 second quarter results
August 7, 2014(1)
Press release—2014 third quarter results
November 6, 2014(1)
(1) You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.
Dividend
In March 2014, the Board of Directors adopted a new dividend policy, paying out 35% of underlying Group share in net profit.
At the Ordinary Shareholders’ Meeting to be held on May 22, 2014, the Board of Directors will therefore propose the payment of a gross dividend of €1.56 per share, compared to €1.40 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of €1.17 per share (€1.05 the prior year).
The net dividend of €1.17 per share will be payable to owners of ordinary shares against coupon no. 52. The Delhaize Group shares will start trading ex-coupon on May 28, 2014 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 30, 2014 (closing of the market) and the payment date is June 2, 2014. The payment will be made at the registered office of the Company (rue Osseghem / Osseghemstraat 53, 1080 Brussels, Belgium) as well as through all Belgian financial institutions.
For shares held through a share account, the bank or broker will automatically handle the dividend payment.
The payment of the dividend to the ADR holders will be made through Citibank.
Type of Delhaize Group Shares
Delhaize shares can be held in two different forms: dematerialized form or registered shares. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer shares held in printed form booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account.
Information for ADR Holders
ADSs (American Depositary Shares) are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). As from April 7th 2014, 4 ADR’s trade for 1 Delhaize Group share. The Delhaize Group ADR program is administrated by: Citibank Shareholder Services P.O. Box 43077 Providence, RI 02940-3077 U.S.A.
Toll free telephone number for U.S. callers: 1-877-853-2191 International Call Number: 1-781-575-4555 E-mail: citibank@shareholders-online.com Website: www.citi.com/dr
Citibank has put in place an International Direct Investment Plan for Del-haize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank’s International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR).
Taxation of Dividends of Delhaize Group Shares
It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.
For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Companies Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

170 DELHAIZE GROUP ANNUAL REPORT 2013 INVESTORS
For non-Belgian residents—individuals and corporations—Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.
For dividends paid by Delhaize Group to a U.S. holder of ADRs, bene-ficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim benefits under the U.S.- Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.
Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the Bureau Central de Taxation Etranger, Boulevard du Jardin Botanique 50 (18th floor P), PO Box 3429, B-1000 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 579 68 42, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.
The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been
€ 1.56
gross dividend for 2013
cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within five years from January 1 of the year following the year in which the dividend was declared payable.
Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.
Annual Report
This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.
Consultation of Documents
The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghem/Osseghemtraat 53, 1080 Brussels
- Belgium) or at the Corporate Support Office (Square Marie Curie 40, 1070 Brussels—Belgium).
In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washing-ton, D.C., U.S. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.
Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaize-group.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

DELHAIZE GROUP ANNUAL REPORT 2013 SHAREHOLDER INFORMATION 171

Delhaize Group's reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

## Ordinary Shareholders' Meeting

The next Ordinary Shareholders' Meeting will take place on Thursday, May 22, 2014. Detailed information about the Ordinary Shareholders' Meeting will be published in the Belgian newspapers L'Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

**46.5 %**
ADR increase on NY Stock Exchange

**42.8 %**
share price increase on Euronext Brussels

## INFORMATION DELHAIZE GROUP SHARE

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Share price (in €)** | | | | | | | | | | | |
| Price: year-end | 43.20 | 30.25 | 43.41 | 55.27 | 53.62 | 44.20 | 60.20 | 63.15 | 55.20 | 55.95 | 40.78 |
| average (close) | 44.31 | 33.33 | 51.29 | 57.24 | 49.26 | 46.37 | 67.38 | 58.14 | 51.68 | 44.98 | 28.15 |
| highest (intraday) | 53.37 | 46.91 | 60.80 | 67.29 | 55.00 | 59.67 | 75.79 | 67.00 | 59.70 | 59.75 | 43.99 |
| lowest (intraday) | 30.41 | 25.59 | 40.82 | 47.69 | 42.81 | 32.80 | 54.5 | 49.12 | 45.95 | 36.61 | 11.90 |
| Annual return Delhaize Group share[1] | 46.3% | -27.3% | -19.1% | 5.3% | 23.8% | -26.6% | -4.7% | 16.1% | 0.7% | 39.9% | 136.3% |
| Evolution Belgian All Shares Return index | 18.1% | 18.8% | -20.8% | 2.7% | 31.6% | -47.6% | -1.9% | +26.2% | +28.1% | +38.2% | +16.0% |
| **Dividend (in €)** | | | | | | | | | | | |
| Gross dividend | 1.56 | 1.40 | 1.76 | 1.72 | 1.60 | 1.48 | 1.44 | 1.32 | 1.20 | 1.12 | 1.00 |
| Net dividend | 1.17 | 1.05 | 1.32 | 1.29 | 1.20 | 1.11 | 1.08 | 0.99 | 0.90 | 0.84 | 0.75 |
| **Ratios** | | | | | | | | | | | |
| Dividend return[2] | 2.9% | 3.5% | 3.0% | 2.3% | 2.2% | 2.5% | 1.8% | 1.6% | 1.6% | 1.5% | 1.8% |
| Share price/shareholders' equity | 0.85 | 0.58 | 0.81 | 1.09 | 1.22 | 1.07 | 1.66 | 1.73 | 1.47 | 1.84 | 1.36 |
| Share price/basic earnings per share | 24.4 | 28.8 | 9.2 | 9.6 | 10.4 | 9.4 | 14.3 | 17.0 | 14.2 | 17.5 | 13.5 |
| Share price/diluted earnings per share | 24.5 | 29.1 | 9.3 | 9.7 | 10.6 | 9.6 | 14.9 | 17.8 | 14.9 | 18.1 | 13.5 |
| **Number of shares** | | | | | | | | | | | |
| Annual volume of Delhaize Group shares traded (in millions of €; NYSE Euronext Brussels)[3] | 6 184 | 4 188 | 3 895 | 5 216 | 5 633 | 6 754 | 8 141 | 6 548 | 3 686 | 3 581 | 2 021 |
| Annual volume of Delhaize Group shares traded (in millions of shares; NYSE Euronext Brussel)[3] | 140.5 | 128.2 | 74.7 | 89.3 | 115.1 | 146.7 | 121.9 | 113.1 | 71.9 | 81.1 | 72.7 |
| Number of shares (in thousands; year-end) | 101 029 | 101 921 | 101 892 | 101 555 | 100 871 | 100 583 | 100 281 | 96 457 | 94 705 | 93 669 | 92 625 |
| **Market capitalization** | | | | | | | | | | | |
| Market capitalization (in millions of €; year-end) | 4 364 | 3 083.1 | 4 423 | 5 613 | 5 409 | 4 446 | 6 037 | 6 091 | 5 228 | 5 241 | 3 777 |
| Enterprise value[4] | 5 899 | 5 144 | 7 069 | 7 400 | 7 472 | 6 849 | 8 281 | 8 726 | 8 171 | 7 849 | 6 805 |

(1) Capital gains recorded during the year, including net dividend and reinvestment.
(2) Net dividend divided by share price at year-end.
(3) Excluding shares traded on the New York Stock Exchange.
(4) Enterprise value = market capitalization + net debt.

172 DELHAIZE GROUP ANNUAL REPORT 2013 GLOSSARY
GLOSSARY
Affiliated store
A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.
American Depositary Receipt (ADR)
An American Depositary Receipt evidences an American Depositary Share (ADS).
American Depositary Share (ADS)
An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.
Average shareholders’ equity
Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.
Basic earnings per share
Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.
Company-operated store
A store operated directly by Delhaize Group.
Comparable store sales
Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.
Cost of sales
Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.
Delhaize Belgium
Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA,
Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see Note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and France.
Diluted earnings per share
Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.
Direct goods
Goods sold to customers.
EBITDA
Operating profit plus depreciation, amortization and impairment.
Enterprise value
Market capitalization plus net debt.
Free cash flow
Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.
Gross margin
Gross profit divided by revenues.
Gross profit
Revenues minus cost of sales.
Indirect goods
Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.
Net debt
Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.
Net debt to equity ratio
Net debt divided by total equity.

Net financial expenses
Finance costs less income from investments.
Net margin
Net profit attributed to equity holders of the Group divided by revenues.
Operating leases
A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.
Operating margin
Operating profit divided by revenues.
Organic revenue growth
Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.
Other operating expenses
Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.
Other operating income
Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.
Outstanding shares
The number of shares issued by the Company, excluding treasury shares.
Pay-out ratio (net earnings)
Proposed dividends on current year earnings divided by current year Group share in net profit.
Return on equity
Group share in net profit (loss) divided by average shareholders’ equity.
Revenues
Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.
DELHAIZE GROUP ANNUAL REPORT 2013 GLOSSARY 173
Selling, general and administrative expenses
Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.
SKU
Stock Keeping Unit.
Total debt
Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.
Treasury shares
Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.
Underlying Group share in net profit from continued operations
Net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit (see separate definition), (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential effect of all these items on income tax and non-controlling interests.
Underlying operating profit
Operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period.
Weighted average number of shares outstanding
Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.
Withholding tax
Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

COMPANY INFORMATION
Registered Office:
Delhaize Group SA rue Osseghemstraat 53 1080 Brussels Belgium
Tel: +32 2 412 21 11—Fax: +32 2 412 21 94
Company Support Office:
Delhaize Group Square Marie Curie 40 1070 Brussels Belgium
Tel: +32 2 412 22 11—Fax: +32 2 412 22 22 http://www.delhaizegroup.com Company number: 0402 206 045 Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.
INVESTORS AND MEDIA
For all questions regarding Delhaize Group and its stock, please contact: Delhaize Group Investor Relations Department Square Marie Curie 40 1070 Brussels Belgium Tel.: +32 2 412 21 51—Fax.: +32 2 412 29 76 Questions can be sent to investor@delhaizegroup.com.
Information regarding Delhaize Group, including press releases, annual reports and share price can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.
OPERATIONS
United States
FOOD LION—BOTTOM DOLLAR FOOD
P.O. Box 1330, 2110 Executive Drive Salisbury—NC 28145-1330 U.S.A.
Tel : +1 704 633 8250 www.foodlion.com www.bottomdollarfood.com
HANNAFORD
145 Pleasant Hill Road Scarborough – ME 04074 U.S.A.
Tel : +1 207 883 2911—Fax : +1 207 883 7555 www.hannaford.com SWEETBAY SUPERMARKET
3801 Sugar Palm Drive Tampa – FL 33619 U.S.A.
Tel : +1 813 620 1139—Fax : +1 813 627 9766 www.sweetbaysupermarket.com
Belgium, G.D. of Luxembourg
DELHAIZE BELGIUM
Rue Osseghemstraat 53—1080 Brussels Belgium Tel: +32 2 412 21 11—Fax: +32 2 412 21 94 www.delhaize.be
Greece
ALFA BETA VASSILOPOULOS 81, Spaton Ave.—Gerakas Attica Greece 153 44 Tel: +30 210 66 08 000 Fax: +30 210 66 12 675 www.ab.gr
Serbia, Bosnia and Herzegovina
MAXI
Jurija Gagarina 14—11070 Belgrade—Serbia Tel: +381 11 715 34 00—Fax: +381 11 715 39 10 www.maxi.rs
Romania
MEGA IMAGE
95 Siret Str.—Sektor 1—Bucharest—Romania Tel: +40 21 224 66 77—Fax: +40 21 224 60 11 www.mega-image.ro
Bulgaria
PICCADILLY
“Sredec” Retail Park
Istoriya Slavyanobylgarska Str. 21 1220 Sofia—Bulgaria
Tel.: +359 2 803 8220—Fax: +359 52 66 34 56 www.piccadilly.bg
Indonesia
PT LION SUPER INDO
Menara Bidakara 2, 19th floor Jl Jend. Gatot Soebroto kav 71-73 Jakarta Selatan 12870—Indonesia Tel.: +62 21 2929 3333 Fax: +62 21 29069441-45 www.superindo.co.id
You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifi-cations of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.
Discover our digital annual report: http://annualreport.delhaizegroup.com
. and find out more about
Delhaize Group: www.delhaizegroup.com
About the people included in the pictures in this report
Most of the people portrayed in the pictures in this annual report included in the sections “Strategy,” “Review” are our associates or our associates’ family members.
Legal Version of the Annual Report
Only the Dutch version of the annual report has legal force. The French and English versions represent translations of the Dutch original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.
Credits
Design & production: www.chriscom.be—Photos: Pascal Broze—Reporters, Jean-Michel Byl, Dimitri Lowette
Caution Concerning Forward-looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store closings, openings and renovations; the expected effect of the portfolio optimization; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identi-fied as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in the annual report in the chapter entitled “Risk Factors” on p. 62 and under Item 3 under Part 1 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 26, 2013. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 22, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President